As filed with the Securities and Exchange Commission on June 23, 2021

No. 333-255067

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PowerSchool Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	85-4166024
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

150 Parkshore Dr.

Folsom, California 95630

Telephone: (877) 873-1550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hardeep Gulati

Chief Executive Officer

150 Parkshore Dr.

Folsom, California 95630

Telephone: (877) 873-1550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Michael P. Keeley Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654 (312) 862-2000	Daniel J. Bursky Mark Hayek Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A Common Stock, par value $0.0001 per share			$100,000,000	$10,910.00

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	The registrant previously paid a registration fee of $10,910 in connection with the initial filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion. Dated                , 2021

            Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of PowerSchool Holdings, Inc., par value $0.0001 per share. PowerSchool Holdings, Inc. is offering                  shares of its Class A common stock to be sold in the offering.

Prior to this offering, there has been no public market for the Class A common stock of PowerSchool Holdings, Inc. It is currently estimated that the initial public offering price per share will be between $                 and $                . PowerSchool Holdings, Inc. has been approved to list its Class A common stock on the New York Stock Exchange under the symbol “PWSC”.

PowerSchool Holdings, Inc. has two authorized classes of common stock: Class A and Class B (together, the “common stock”). Holders of the Class A common stock and Class B common stock are each entitled to one vote per share. All holders of Class A common stock and Class B common stock will vote together as a single class except as otherwise required by applicable law or our certificate of incorporation. Holders of Class B common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of PowerSchool Holdings, Inc.

PowerSchool Holdings, Inc. will use the net proceeds from this offering to purchase newly-issued units (“LLC Units”) in Severin Holdings, LLC (“Holdings LLC”). The purchase price for the LLC Units will be equal to the initial public offering price of the shares of Class A common stock less the underwriting discounts and commissions referred to below. Holdings LLC will use the net proceeds it receives from PowerSchool Holdings, Inc. in connection with this offering as described in “Use of Proceeds.” Upon completion of this offering, PowerSchool Holdings, Inc. will own                  LLC Units representing a                 % economic interest in Holdings LLC and, although PowerSchool Holdings, Inc. will initially have a minority economic interest in Holdings LLC, it will be the sole managing member of Holdings LLC and will exclusively operate and control all of its business and affairs. Severin Topco, LLC (“Topco LLC”), the sole existing member of Holdings LLC, will hold the remaining                  LLC Units representing a     % economic interest in Holdings LLC, and an equal number of shares of Class B common stock. Each LLC Unit is, from time to time, exchangeable for shares of Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). PowerSchool Holdings, Inc. will be a holding company, and upon consummation of this offering and the application of the net proceeds therefrom, its sole asset will be LLC Units of Holdings LLC. Immediately following this offering, the holders of Class A common stock will collectively own 100% of the economic interests in PowerSchool Holdings, Inc. and have     % of the voting power of PowerSchool Holdings, Inc. Topco LLC, through ownership of our Class B common stock, will have the remaining    % of the voting power of PowerSchool Holdings, Inc.

PowerSchool Holdings, Inc. is an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, has elected to comply with certain reduced public company reporting requirements for this prospectus and expects to continue to do so in future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our Class A common stock.

Immediately after this offering, certain affiliates of Vista and Onex Partners (each as defined herein), after giving effect to this offering and assuming the offering size set forth will beneficially own approximately     % of the voting power of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Controlled Company Status” and “Principal Stockholders.”

At our request, the underwriters have reserved up to                  shares of our Class A common stock, or     % of the shares of Class A common stock offered pursuant to this prospectus, for sale at the initial public offering price per share through a directed share program to certain individuals associated with Vista and Onex Partners. See “Underwriting (Conflicts of Interest).”

PRICE $                 A SHARE

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to PowerSchool Holdings, Inc.	$	$

(1)

We have also agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional                 shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on or about                 , 2021.

Goldman Sachs & Co. LLC	Barclays	Credit Suisse	UBS Investment Bank

BofA Securities	Jefferies	Macquarie Capital	RBC Capital Markets

Baird	Piper Sandler	Raymond James	William Blair

AmeriVet Securities	Loop Capital Markets	Stern	Ramirez & Co., Inc.	Guzman & Company

Prospectus dated                 , 2021.

Schoology
World History Honors: Section 17A, Section 17B, Section 17C
Check out the historical moments for this week.

PowerSchool

# Moving education forward.

**Our mission is to power the education ecosystem with unified technology that helps educators and students realize their full potential.**

PowerSchool

**12,000+**

CUSTOMERS

**45M+**

STUDENTS

**70%+**

US & CANADA STUDENTS

**90+**

COUNTRIES

**93**

of the top

**100**

U.S. DISTRICTS

(by student enrollment)

**30**

state-, province-,
or territory-wide

CONTRACTS IN
NORTH AMERICA

PowerSchool

Predictive Early Warning / RTI
ESSA & Accountability
Finance & HR Insights
Community Engagement
Unified Insights™
Powered by Hoonuit
Enrollment & Location Analytics
Student Analytics & Engagement
Finance | HR | Payroll
Unified Administration™
Recruit | Hire | Onboard | Develop
Absence Management
Unified Talent™
Unified Communities
Naviance | Intersect
Job Board | Partnerships
Unified Home™
Mobile | Parent Portal
Student Portal
Unified Classroom™
Schoology Learning | Special Programs
Performance Matters Assessment
PowerSchool
Student Information Systems and Enrollment

Product, feature, and functionality availability may vary by geography.

**From the office to the classroom to the home, PowerSchool gives educators and students the unified technology to unlock potential.**

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (“SEC”). We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions and under circumstances where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the “Organizational Transactions.” See “Organizational Structure” for a description of the Organizational Transactions and a diagram depicting our anticipated structure after giving effect to the Organizational Transactions, including this offering.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company” and “PowerSchool” refer to and similar references refer: (1) on or following the consummation of the Organizational Transactions, including this offering, to PowerSchool Holdings, Inc. and its consolidated subsidiaries, including Holdings LLC and its consolidated subsidiaries, and (2) prior to the consummation of the Organizational Transactions, including this offering, to Holdings LLC and its consolidated subsidiaries. The term “our Principal Stockholders” refers to funds associated with Onex Partners Manager LP (“Onex Partners” or “Onex”) and Vista Equity Partners (“Vista”), our principal stockholders, and the term “Holdings LLC” refers to Severin Holdings, LLC.

We will be a holding company and the sole managing member of Holdings LLC and, upon consummation of this offering and the application of net proceeds therefrom, our sole asset will be equity interests in Holdings LLC held directly and indirectly through the former Blocker Entities (as defined below). Holdings LLC is the predecessor of the issuer, PowerSchool Holdings, Inc., for financial reporting purposes. PowerSchool Holdings, Inc. will be the reporting entity following this offering.

PowerSchool Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus. PowerSchool Holdings, Inc. will have no interest in any operations other than those of Holdings LLC and its consolidated subsidiaries. Accordingly, this prospectus contains the historical financial statements of Holdings LLC and its consolidated subsidiaries. The unaudited pro forma consolidated financial data of PowerSchool Holdings, Inc. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Holdings LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering and other related transactions, as if all such transactions had occurred on December 31, 2020, in the case of the unaudited pro forma condensed balance sheet and January 1, 2020, in the case of the unaudited pro forma consolidated statements of income. See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the unaudited pro forma consolidated financial data included in this prospectus.

As used in this prospectus, unless the context otherwise requires, references to “K-12 schools” or “K-12 education” refer to all primary and secondary education, from kindergarten prior to the first year (or first grade) of formal schooling through the twelfth year of formal schooling (or twelfth grade).

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

ii

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Frost & Sullivan, Market Sizing Assessment for the Education Technology Software Market, December 2020;

•	Digital Promise, The State of Data Inoperability In Public Education, July 2017;

•	IDC, Spending Guide, 2019;

•	McKinsey & Company, How Artificial Intelligence Will Impact K-12 Teachers, January 2020;

•	PISA, Insights and Interpretations, 2018; and

•	Gartner, Inc., Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2019-2025, 1Q21 Forecast, March 25 2021.[1]

We have not had this information verified by any independent sources. Other than the Frost & Sullivan report, the independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus includes our trademarks, service marks and trade names, such as “PowerSchool” which are protected under applicable intellectual property laws and are the property of the Company or its subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of the trademarks, service marks or trade names of other parties to imply a relationship with, or endorsement of, these other parties.

[1]

The Gartner content described herein (the “Gartner Content”), represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this S-1) and the opinions expressed in the Gartner Content are subject to change without notice.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Our Mission

We empower the K-12 education ecosystem of schools, districts and education departments to enable parents, educators and administrators to deliver the best education to children, allowing them to realize their potential.

Company Overview

At PowerSchool, we believe in the simple truth that every student deserves the best opportunities in life. Unfortunately, because adoption of technology in education has lagged behind other sectors, K-12 schools and school districts, and ultimately their students and families, have yet to experience all the benefits from digital transformation. That’s why we seek to power the education ecosystem with unified technology that helps educators and students realize their potential. A digital transformation in education is currently under way, unleashing tremendous potential, surfacing insights and driving efficiencies, and we believe all administrators, educators and students are entitled to benefit from this advancement.

As a pioneer and the leading provider of cloud-based software to the K-12 education market, we provide a Unified Platform that includes the core system of record used by districts and schools and leverage their rich data to deliver insights and analytics to improve education outcomes. We serve more than 12,000 customers, including 93 of the 100 top districts by student enrollment in the United States, have 30 state-, province-, or territory-wide contracts in North America, and sell solutions in over 90 countries globally. Our software is embedded in school workflows and is used on a daily basis by educators, students, administrators and parents in schools and districts representing over 45 million students globally, over 70% of all K-12 students in the U.S. and Canada. Our cloud-based technology platform helps schools and districts efficiently manage state reporting and related compliance, special education, finance, HR, talent, registration, attendance, funding, learning, instruction, grading, college and career readiness, assessments and analytics in one place. Through our Unified Platform approach, we help our customers streamline operations, aggregate disparate data sets, and develop insights using predictive modelling and machine learning. Our ability to transform information into actionable insights improves the efficiency of school operations, the quality of instruction delivered by teachers, and the pace of student growth, which we believe should have a profound effect on K-12 educational outcomes.

Our broad scale, engagement with all constituents and singular focus has made us one of the most recognizable and trusted brands in the K-12 market. We achieved our leadership position by combining over twenty years of deep expertise with our vision to create modern technology to automate and streamline inefficient processes, aggregate critical data in central system of record systems, and utilize assessment and data analytics to help students succeed. This scale and market presence, combined with our sales and marketing organization of approximately 378 individuals as of March 31, 2021, led to over 2,300 non-renewal sales transactions each in excess of $10,000 in 2020 and over 1,900 of such transactions in 2019.

School districts have steadily increased investment in cloud-based software solutions, and we expect the adoption trend to accelerate post-COVID-19. The pandemic has created a seminal moment for education, driving secular step-function changes in the pace of technology adoption. These recent events have also exposed the lack of technological readiness in many schools and districts. Faced with extended closures, school leadership had to rapidly mobilize resources to confront the acute technical, instructional, and administrative challenges of maintaining uninterrupted learning, teaching and operations. According to Gartner, external IT spending in K-12 schools is expected to grow at a compound annual growth rate (“CAGR”) of 7% from 2020 to 2025, from approximately $13 billion to $18 billion in the U.S. and Canada.

Our customers include every major type of K-12 organization across a range of sizes. Our solutions are mission-critical and foster a high degree of customer loyalty, resulting in long-standing and stable customer relationships. PowerSchool has grown rapidly over the last several years and we plan to continue to deepen our relationships with existing customers by providing strong customer support, cross-selling incremental solutions and integrating point solutions for customers. As of March 31, 2021, our Annual Recurring Revenue (“ARR”) grew by over 34% YoY and our Net Revenue Retention Rate was 109%.

For the year ended December 31, 2019, we generated total revenues of $365.0 million (of which 84.4% are recurring), net loss of $90.7 million, gross profit of $195.0 million, adjusted gross profit of $231.0 million (63.3% margin) and adjusted EBITDA of $92.9 million. For the year ended December 31, 2020, we generated total revenues of $434.9 million (of which 85.3% are recurring), net loss of $46.7 million, gross profit of $243.1 million, adjusted gross profit of $286.5 million (65.9% margin), and adjusted EBITDA of $135.6 million. For the quarter ended March 31, 2021, we generated total revenues of $118.1 million (of which 87.3% are recurring), net income of $0.5 million, gross profit of $66.3 million, adjusted gross profit of $78.8 million (66.7% margin), and adjusted EBITDA of $37.6 million. For additional information on our financial results and key metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

Industry Background

K-12 education is an essential industry to society and one of the largest vertical end-markets in the global economy, representing the third highest discretionary spend category by the United States government in 2019. According to data from the National Center of Education Statistics (“NCES”) and Statistics Canada, over $900 billion is spent each year on K-12 education in the United States and Canada, with approximately 61 million students enrolled in public and private K-12 institutions in 2020. The quality of our education system drives our quality of life and overall economic prosperity. The success of K-12 education depends upon a vibrant ecosystem of participants that includes students, parents, teachers and administrators—each with their own needs, opportunities and challenges.

Schools are undergoing a dynamic digital transformation through the adoption of cloud-based software that is helping to improve collaboration, communication and curricula, utilizing rich data and analytics to surface educational insight, and automating back office operations. K-12 software spending includes instructional and non-instructional resources that track and analyze student performance, manage classroom activities, facilitate HR and support enterprise resource planning while streamlining administrative functions. Districts and schools are increasingly seeking integrated cloud platforms due to the ease of accessibility, lower up-front investment, scaled and secure data practices, simplified implementation and growing comfort with subscription-based models.

Real-time Data and Insights are Needed for District and Student Success

Students, parents, teachers and administrators lack real-time information and comprehensive ways to view student, educator and operational data. Existing systems that manage student and teacher data are often paper-based, cumbersome and have limited ability to effectively aggregate student performance information. Our Unified Platform helps to solve these challenges caused by lack of access to real-time, comprehensive data, providing insights to help educators and administrators drive district and student success.

Teachers and Administrators Lack Resources to Deliver Personalized Learning

Students learn best when education is tailored to their individual needs, yet most of our education system is built on a one-size-fits-all pedagogy targeting the average student. Teachers, despite their best intentions, are often required to juggle several disparate solutions in the classroom for delivering instruction and managing students, resulting in a lack of time and information needed to address each child’s unique and changing needs. According to McKinsey, only 49% of a teacher’s time is spent directly with students. Our suite offers teachers and administrators the information, insights and time necessary to personalize instruction at an individual student level.

Widespread Teacher Shortages Will Have a Long-Term Impact on Educational Outcomes

One of the most profound issues impacting K-12 organizations is a long-term shortage in educators. Substandard opportunities for professional development contribute to poor teacher retention rates and widespread educator shortages. These shortages, along with budget constraints, are leading to substandard instruction and limiting the time and attention given to students. COVID-19 has exacerbated K-12 staffing problems, with the lowest public school employment levels since 2000, according to the Bureau of Labor Statistics. Recruiting, retaining and training high quality teachers has become an imperative for school districts, many of which continue to rely on paper-based processes and lack the network to optimize talent management. In addition, the ability to find qualified substitute teachers has become more difficult, impacting districts’ abilities to manage absences and deliver consistent educational outcomes.

The K-12 Regulatory Environment is Highly Complex

Schools and districts are required to comply with growing volumes of local, state and federal regulations, many of which are directly tied to a school or district’s ability to access funding. The substantial level of investment required for vendors to create and continually adhere to K-12 compliance mandates makes software development very challenging. This limits and, in some cases, prevents the emergence of potentially novel technology, while preserving legacy point solutions and outdated, often manual or paper-based processes. Many schools and districts still rely on spreadsheets, home-grown platforms and/or dozens of technology vendors with little integration between various tools, exacerbating the challenges teachers and administrators face.

Legacy, Compartmentalized K-12 Software Has Fallen Short

K-12 schools and districts have lagged other end-markets in terms of technology adoption. Most K-12 software was designed as point solutions (ERP, LMS, SIS, assessments, etc.), which fail to provide harmonized, integrated, and accurate data that meet the needs of students, parents, teachers and administrators. K-12 constituents are forced to navigate numerous fragmented platforms with information residing in disparate data silos. This has led to wasted time, lost productivity and has limited the ability of schools and districts to use data to improve education outcomes. Broad platforms with unified data have become a technological imperative to allow teachers to focus more on students and to drive improvement in critical education indicators.

K-12 Education is Being Reimagined

We believe the way teachers educate, students learn and parents partner with schools is permanently changing. As technology solutions have improved and students have greater access to devices, schools and districts have embarked on their digital transformation. In addition, COVID-19 forced stakeholders to accelerate this shift and test new methods of hybrid learning. We believe the current backdrop and requirement to maintain operational continuity through remote operations has put a spotlight on the need for schools to modernize their software platforms and technology infrastructure. These secular trends are causing districts to rapidly move towards implementing cloud-based platforms capable of unifying the learning experience, information, engagement and the core systems of record.

Shift to Data-Driven Education

We believe a data-driven approach to education is central to how students, educators, parents and administrators reinvent the K-12 education experience. Real-time collaboration and engagement, deep analytics and rich information management are helping to fulfill the promise of digital transformation, workplace optimization and elevating student success. There are several ways that data and analytics are transforming education, including:

•

Integration.    Districts have recognized the value of data in education and have generated volumes of it; unfortunately, this data is underutilized because it often sits in disparate silos and in incongruent formats. Without integrating systems of data generation, accumulation and interpretation, the value of the data is materially diminished. Our Unified Platform integrates systems and data, and helps educators and administrators implement data-driven education initiatives.

•

Actionable Insight.    Actionable intelligence offers the ability to synthesize disparate data sets into reportable information. Using real-time data helps improve a range of processes including creating personalized learning programs using student achievement data, making investment decisions using data from our ERP, and managing staffing and professional development improvements using our talent solutions.

•

Artificial Intelligence (“AI”) and Machine Learning (“ML”).    AI/ML is crucial to processing and analyzing data to provide novel insights such as identifying at-risk student before they fall too far behind, identifying staff retention risk areas, and optimizing district investments. According to IDC, education is among the top three opportunities for AI deployment.

•

Process Automation.    School districts are modernizing and automating processes that have historically been done manually. Dynamic data models are increasingly being used to monitor processes, tasks and decisions to increase efficiency and allow teachers to focus on activities that lead to better student outcomes and higher teacher satisfaction. According to a study by McKinsey, teachers spend approximately 13 hours per week on activities that could be automated using existing technology.

Market Opportunity

PowerSchool serves a large addressable market opportunity globally as school districts continue to make significant investments in IT applications and infrastructure. In 2020, approximately $13 billion was spent on K-12 technology in the U.S. and Canada and this is expected to increase approximately 7% per year from 2020 through 2025 according to Gartner. Based on an analysis by Frost & Sullivan that we commissioned in connection with this offering, we estimate the global total available market for PowerSchool’s current set of solutions to be approximately $25 billion. To estimate our market opportunity, Frost & Sullivan identified the total number of K-12 students globally by country. Frost & Sullivan then multiplied the number of students within each country by the per student list price of our product segments, assuming deployment of each of the selected product segments and a distribution of K-12 organization sizes that is similar to those in the US.

Our Unified Platform

Mission-Critical System of Record, Engagement and Intelligence

We provide a comprehensive suite of cloud solutions that deliver a broad range of mission-critical capabilities to K-12 organizations in over 90 countries globally (our “Unified Platform”). Foundational to our cloud applications is our market-leading SIS. Our SIS acts as the backbone of K-12 organizations and centralizes student information and processes that power the core operations of our customers. In addition to the SIS, we offer a full suite of mission-critical, cloud solutions that districts need to manage their operations, staff and instruction: PowerSchool Unified Administration, PowerSchool Unified Talent, PowerSchool Unified Classroom, PowerSchool Unified Home and PowerSchool Unified Communities. We also provide a rich set of analytic capabilities through PowerSchool Unified Insights, consolidating and enabling visualization of data across our own platform and third-party solutions. Our Unified Platform is a comprehensive solution that connects the back-office, classroom and home while bringing together students, parents, teachers and administrators providing the following key benefits:

•

Mission-Critical to District Funding and Compliance.    Districts and schools must adhere to a myriad of constantly evolving federal and state-specific reporting requirements to receive a significant portion of their funding. These reports, data requirements, and submission guidelines vary state-to-state, and can be incredibly burdensome, oftentimes requiring dedicated functions within districts. Our compliance reporting solution, PowerSchool SIS, covers the ever-changing requirements of 45 U.S. states and 5 Canadian provinces, providing more coverage for this mission-critical process than any other SIS vendor.

•

Improves Productivity Through Automation and Simplification.    Our PowerSchool Unified Administration and PowerSchool Unified Talent solutions are designed to simplify and digitally transform back-end ERP and HR operations. These solutions modernize finance and HR workflows within the district, including budgeting, financial reporting, procurement, teacher and employee hiring, onboarding and staff development. Through automation of time-sensitive, manual processes such as filling temporary vacancies with substitute teachers and providing solutions for professional learning and staff evaluation, these solutions help optimize a district’s operations and improve educator retention.

•

Provides Real-time Insight, Transparency and Visibility.    Our Unified Insights solution integrates data across functional areas including the back office, classroom and home. This provides a holistic view from which all K-12 stakeholders can derive real-time insight, feedback, reporting, notifications and enhanced transparency. Educators and administrators use this visibility and data to closely track and benchmark academic successes and gaps within different demographic groups in their districts, understand location-based enrollment trends to help project funding inflows and requirements, and leverage predictive analytics to identify at-risk students. Additionally, communities gain unique insight into performance at the local, district and state level, which drives accountability for leadership.

•

Enables Seamless Communication, Collaboration and Engagement.    The PowerSchool Unified Platform seamlessly connects all K-12 stakeholders. Teachers can manage the full instructional process while interacting digitally with students inside and outside of the classroom. For example, through the PowerSchool Unified Classroom and its Schoology LMS, educators can effectively manage their classrooms and deliver instruction through a fully digital platform, while fostering real-time collaboration with their students. The Unified Classroom provides dashboards that highlight achievement and learning gaps, and the ability to integrate high-quality, standards-aligned digital content from any vendor into their daily curriculum, giving educators the ability to assign personalized learning paths to students based on their individual needs. This functionality has been instrumental for blended and virtual learning during the COVID-19 pandemic.

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Improves Education Outcomes.    Our Unified Platform and organization are centered around the goal of helping educators and students realize their potential. By freeing up teacher time with PowerSchool SIS and Unified Classroom, empowering educators by driving parent and student engagement with Unified Home and Unified Communities, and giving administrators the visibility they need with Unified Insights, Unified Administration, and PowerSchool SIS, our solutions give our customers the time, tools, and data they need to focus energy on driving education outcomes rather than administrative tasks. We equip educators with the tools and information needed to deliver personalized instruction to each student. For example, through Unified Communities and Naviance, counselors can help students prepare for life after high school through assessments, planning tools, and curriculum that align to students’ competencies and goals.

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Reduces Operational Costs.    We provide an integrated suite of easy-to-use cloud solutions that eliminate the need for disparate tools and related expenses associated with deploying, managing and maintaining them on-premises. As of December 31, 2020, over 70% of our ARR was generated from our cloud-based solutions. By digitally transforming high frequency workflows and automating manual processes, schools are able to dramatically reduce their operating expenses. For example, our PowerSchool Enrollment solution supports the core online enrollment process by eliminating costly manual data entry and paperwork, reducing associated printing and mailing costs, and reducing time spent by parents enrolling and re-enrolling their children each year.

Our Competitive Strengths

Our position as the leading cloud-based software platform for K-12 is built on the following highly differentiated competitive strengths:

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Market Leader in K-12.    PowerSchool is widely recognized as the leading provider of cloud solutions for K-12 education, serving organizations representing over 70% of all K-12 students in the U.S. and Canada. Our Unified Platform is broadly distributed and embedded within state and local school districts, serving 93 of the 100 largest districts in the United States. This leading market presence has fueled brand recognition and a reputation associated with the highest-quality solutions, which we believe is difficult to replicate and supports new customer wins. It also helps drive broader adoption of our solutions by our large, loyal customer base.

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Unmatched System of Record and Breadth of Capabilities.    We believe our Unified Platform represents the most complete suite of cloud solutions available in the market and our customers benefit from their deep integration, streamlined management and a superior user experience. We are the leading K-12 SIS provider in the United States, which provides us with significant relevance to our customers and branded recognition in the market.

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Best-in-Class Cloud Solutions Purpose-built for K-12 Education.    We have over two decades of experience delivering innovative cloud solutions in the K-12 industry. We work closely with our customers to ensure continuous improvement that closely aligns to their dynamically changing needs. Our singular focus on the K-12 end-market and our commitment to being at the forefront of technological innovation is a significant competitive differentiator.

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Highly Compelling Return on Investment.    Our platform provides measurable benefits for K-12 stakeholders. We unify disparate data sources, digitize manual, paper-based processes and streamline workflows. Our solutions reduce the total cost of operations, facilitate improved decision making and allocation of budgets, and drive better teacher effectiveness and student outcomes.

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Data Asset, Analytics and Insight.    Our leading SIS is the most comprehensive system of record for student data. This acts as the hub from which rich analytics and unique student insights are derived. The data we aggregate, analyze and benchmark contributes to a myriad of decisions that impact the lives of students, including crucial funding decisions.

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Culture Built Around our Intense Passion for Education.    We are privileged to serve a market that impacts so many stakeholders, is foundational to our culture and shapes our future. We are passionate about developing cloud solutions that help K-12 stakeholders reimagine the education experience. We believe it is critical to have a company culture that empowers its employees to challenge existing educational paradigms and drive change. We reinvest a significant portion of our revenues into R&D, product development and technology innovation each year. We also direct time and resources to thought leadership activities that drive K-12 collaboration aimed at improving educational processes and outcomes. As many of our employees were former educators, we are deeply passionate about solving the challenges in K-12 education, in part because we have lived them firsthand.

Our Growth Strategies

We intend to extend our position as the leading provider of cloud software for the K-12 education market in North America. The key components of our growth strategy are the following:

Cross-Sell to Our Existing Customers.    We intend to leverage our track record of success with our existing customers by selling additional software across our Unified Platform and targeting new opportunities within these schools and districts. Many of our customers use only a portion of our overall suite, continuing to rely on disparate point solutions that do not capture the full benefits of an integrated, cloud solution suite. We believe that as customers continue to appreciate the benefits of an integrated software platform, they will increase the number of our solutions within our Unified Platform they buy from us over time. We expect this will drive incremental adoption across customers and attractive dollar net retention rates.

Expand Our Customer Base.    The K-12 market is very large and underpenetrated. We are uniquely positioned to grow as schools continue to digitally transform their operations and modernize their on-premises deployments in favor of modern, cloud solutions. Our leading brand and efficient go-to-market strategy will also help drive referrals and growth in new customers. Many of our solutions are also translatable and exportable to international markets, and we intend to continue investing in strategies to enhance our market position globally.

Unlock the Power of Data.    Producing data driven insights derived from our Unified Platform has been a key focus over time. Through the acquisition of Hoonuit, we have a solution that processes data across all aspects of student achievement to evaluate the impacts of demographics, educators, financial situation, and location. We also use benchmark data to both provide a more holistic view of student success and provide machine learning-based predictive analytics. In addition to these examples, we believe there are several other ways we can leverage this unique vertical data to continue to innovate.

Expand our Partnerships to Cultivate a Broader K-12 Ecosystem.    Building symbiotic relationships with best-in-class providers across the K-12 ecosystem enables us to further enhance our cloud solutions, extend our reach and provide more value to our customers. We collaborate closely with leaders in adjacent spaces that enhance our existing capabilities, driving further demand among new and existing users. As the core system of record, many innovative point solutions and apps seek to partner with us and integrate with our Unified Platform. This enhances functionality for our customers and constituents.

Continue to Selectively Target Acquisitions.    Since 2015, we have acquired and successfully integrated 12 businesses that are complementary to our software and technology capabilities. We have a demonstrated track record of driving growth from our acquired assets and delivering positive ROI for our customers and stakeholders. Our position as the leading systems of record, engagement and intelligence provides us with a unique vantage point to identify the most innovative companies serving the K-12 end-market. We believe M&A is additive to our strategy and we intend to continue to pursue targeted acquisitions that further complement our portfolio of technology offerings or provide us access to new markets.

Build Upon our Social Impact.    The social impact of our cloud-based software platform continues to be a key priority. Under the Every Student Succeeds Act (“ESSA”), school districts are required to differentiate instruction for each individual student to prepare them to succeed in college and careers. Our Unified Platform has become a necessity for school districts as teachers are empowered to spend more time directly interacting with their students and less time on back office functions. Student engagement and performance data also enables teachers to drive more personalized impact for each student to achieve their full potential.

Recent Acquisitions

On March 3, 2021, we completed the acquisition of Hobsons, Inc. for approximately $318.9 million in cash. As part of the transaction, we acquired the Naviance business, which provides a college, career, and life readiness platform that helps middle and high school students, and the

Intersect business, which provides a best-fit recruitment platform offering a comprehensive set of solutions for colleges and universities to strategically reach best-fit students, those most likely to both apply and succeed. See “Business—Our Unified Platform—Unified Communities” for more information.

On March 3, 2021, in connection with the acquisition of Hobsons, Inc., we entered into a bridge loan credit agreement (the “Bridge Loan”) with a group of lenders and Barclays Bank PLC, as administrative agent for an aggregate principal amount of $320.0 million. We intend to use a portion of the net proceeds from this offering to repay in full the Bridge Loan. See “Use of Proceeds” for more information.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” The following is a summary of the principal risks we face.

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Our new customer acquisition and expansion and customer renewals have increased as a result of the COVID-19 pandemic and such increases in customer acquisitions and renewals may not be sustained or may reverse at any time.

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The effects of the COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remain uncertain.

•	We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.

•	We face significant competition which may adversely affect our ability to add new customers, retain existing customers and grow our business.

•	Future acquisitions and divestitures could harm our business and operating results.

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We rely on the ability to hire and retain our personnel including our senior management team and the loss of our chief executive officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

•	If we are unable to develop, introduce and market new and enhanced versions of our solutions or to scale our business and manage our expenses, our operating results may suffer.

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Adverse general and industry-specific economic and market conditions, reductions in IT spending or changes in the spending policies or budget priorities for government funding of K-12 school may reduce demand for our solutions, which could harm our results of operations.

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We face risks related to our contracts with state and local government entities and to a lesser extent federal government agencies as well as difficulties with contracting with large customers with substantial negotiating leverage, both of which would harm our results of operations.

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Our business is subject to seasonal sales and customer growth fluctuations which could result in volatility in our operating results some of which may not be immediately reflected in our financial position and results of operations.

•	We face risk if our estimates of market opportunity and forecasts of market growth prove to be inaccurate or if we need to change our pricing models to compete successfully.

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We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.

•	If we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

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We face risk related to catastrophes, disruptions, capacity limitations or interference with our use of the data centers operated by third-party providers or if there are interruptions or performance problems associated with our technology or infrastructure, all of which could result in delays or outages of our service and harm our business.

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Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their contracts with us, or if we are unable to expand sales to our existing customers or develop new products that achieve market acceptance.

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A breach or compromise of our security measures or those we rely on could result in unauthorized access to customers’ data or customers’ clients’ data, which may materially and adversely impact our reputation, business and results of operations.

•	Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

•	Real or perceived errors, failures, defects or vulnerabilities in our software solutions could adversely affect our financial results and growth prospects.

•	Any failure to offer high-quality support could cause our business and reputation to suffer.

•	Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

•	Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

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Our customers are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider for education could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.

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We rely, in part, on channel partners for the sale and distribution of certain of our products. Failure to deliver on the service level agreements with our channel partners, a decrease in revenues from certain of these channel partners or any failure in our channel strategy could adversely affect our business.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Our Principal Stockholders

We have a valuable relationship with our principal stockholders, Onex and Vista. In connection with this offering, we will enter into a stockholders agreement (the “Stockholders Agreement”) with our Principal Stockholders that provides our Principal Stockholders the right to designate nominees to our board of directors (our “Board”), subject to certain conditions.

The Stockholders Agreement will provide each of Vista and Onex with an independent right to designate the following number of nominees for election to our Board: (i) three nominees so long as such principal stockholder controls 25% or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) two nominees for so long as such principal stockholder controls 15% or more of the voting power of our stock entitled to vote generally in the election of directors; and (iii) one nominee for so long as such principal stockholder controls 5% or more of the voting power of our stock entitled to vote generally in the election of directors. See “Certain

Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.

Founded in 1984, Onex manages and invests capital on behalf of its shareholders, institutional investors and high net worth clients from around the world. Onex’ platforms include: Onex Partners, private equity funds focused on mid- to large-cap opportunities in North America and Western Europe; ONCAP, private equity funds focused on middle market and smaller opportunities in North America; Onex Credit, which manages primarily non-investment grade debt through tradeable, private and opportunistic credit strategies; and Gluskin Sheff’s wealth management services including its actively managed public equity and public credit funds. In total, as of March 31, 2021, Onex has approximately $45 billion of assets under management, of which approximately $7.2 billion is its own investing capital. With offices in Toronto, New York, New Jersey, Boston and London, Onex and its experienced management teams are collectively the largest investors across Onex’ platforms.

Vista is a leading global investment firm with more than $75 billion in assets under management as of March 31, 2021. The firm exclusively invests in enterprise software, data and technology-enabled organizations across private equity, permanent capital, credit and public equity strategies, bringing an approach that prioritizes creating enduring market value for the benefit of its global ecosystem of investors, companies, customers and employees. Vista’s investments are anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven, flexible management techniques that drive sustainable growth. Vista believes the transformative power of technology is the key to an even better future—a healthier planet, a smarter economy, a diverse and inclusive community and a broader path to prosperity.

General Corporate Information

Our principal executive offices are located at 150 Parkshore Dr., Folsom, California 95630. Our telephone number is (877) 873-1550. Our website address is www.powerschool.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

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only required to present two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

Ownership and Organizational Structure

PowerSchool Holdings, Inc. is a Delaware corporation formed to serve as a holding company that will hold an interest in Holdings LLC. PowerSchool Holdings, Inc. has not engaged in any business or other activities other than in connection with its formation and this offering. Upon consummation of this offering and the application of the proceeds therefrom, we will be a holding company, our sole assets will be equity interests in Holdings LLC (held directly and indirectly through the former Blocker Entities (as defined below)) and we will exclusively operate and control all of the business and affairs and consolidate the financial results of Holdings LLC. See “Organizational Structure” for a complete description of the Organizational Transactions.

In connection with the Organizational Transactions:

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We will amend and restate Holdings LLC’s existing operating agreement (the “LLC Operating Agreement”) to, among other things, (i) modify Holdings LLC’s capital structure by replacing the membership interests currently held by Holdings LLC’s existing owners with a new class of LLC Units held initially by Topco LLC, a portion of which have a participation threshold (the “Participation Units”) and (ii) appoint PowerSchool Holdings, Inc. as the sole managing member of Holdings LLC. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

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We will engage in a series of transactions (the “MIU Exchanges”) that will result in each current holder of management incentive units (“MIUs”) at Topco LLC which were or are subject to time-based vesting receiving                  shares of Class A common stock in exchange for their time-based MIUs, subject to vesting, where applicable, consistent with the terms of the exchanged MIUs.

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We will issue shares of Class B common stock, which provide no economic rights, to Topco LLC, on a one-to-one basis with the number of LLC Units (other than Participation Units) it owns, for nominal consideration. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock—Class B Common Stock.”

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Certain of the entities (the “Blocker Entities”) through which the Principal Stockholders hold their ownership interests in Topco LLC will engage in a series of transactions (the “Blocker Contributions”) that will result in each of the Blocker Entities becoming subsidiaries of PowerSchool Holdings, Inc. Our Principal Stockholders will receive shares of our Class A common as consideration for the Blocker Contributions. See “Use of Proceeds.” As a result of such transactions, the former equityholders of the Blocker Entities will exchange all of the equity interests in the Blocker Entities for shares of Class A common stock and enter into the Tax Receivable Agreement (as defined below).

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We will enter into an exchange agreement (the “Exchange Agreement”) with Topco LLC pursuant to which Topco LLC will be entitled to exchange LLC Units (other than Participation Units), together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. See “Organizational Structure—Exchange Agreement.”

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We will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with Topco LLC, Vista and Onex that will provide for the payment by PowerSchool Holdings, Inc. to Topco LLC, Vista and Onex collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or, under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC, (ii) certain tax attributes of the Blocker Entities, Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.”

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We estimate that the net proceeds to us from the sale of our Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $                 million ($                 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use such net proceeds to acquire                  newly-issued LLC Units in Holdings LLC, at a purchase price per LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Holdings LLC intends to apply the balance of the net proceeds it receives from us (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares) to repay outstanding indebtedness, fund philanthropic initiatives benefitting K-12 educators in North America, and pay expenses incurred in connection with this offering, each as described in “Use of Proceeds.” Holdings LLC will bear or reimburse us for all expenses of this offering, including the underwriters’ discounts and commissions.

The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

The Management Coinvestors and Other Investors collectively own approximately 0.5% of the equity interests of Severin Topco, LLC. These investors will continue to hold their equity interests in Severin Topco, LLC upon completion of this offering.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Vista will own     % of the equity of Topco LLC and will possess voting and dispositive power over all shares of Class B common stock and LLC Units held directly by Topco LLC. The Management Coinvestors and Other Investors will own the remaining     % of the equity in Topco LLC. See “Principal Stockholders” for additional information about our Principal Stockholders.

(2)

Upon completion of this offering, our Principal Stockholders will control the voting power in PowerSchool Holdings, Inc. as follows: (i) Vista will control approximately    % (or approximately    % if the underwriters exercise their option to purchase additional shares in full) through its control of Topco

LLC and its ownership of our Class A common stock and (ii) Onex will control approximately % through its ownership of our Class A common stock. See “Principal Stockholders” for additional information about our Principal Stockholders.
(3)	Management will own % of our Class A common stock received in connection with the MIU Exchanges.
(4)

Shares of Class A common stock and Class B common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class B Common stock will be entitled to one vote on all matters to be voted on by shareholders generally. The Class B common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of PowerSchool Holdings, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, Topco LLC will be entitled to exchange LLC Units, together with an equal number of shares of Class B common stock (other than in connection with exchanges of Participation Units), for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

(5)

Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have    % of the voting power in PowerSchool Holdings, Inc., (ii) Topco LLC, through ownership of the Class B common stock, will have    % of the voting power of PowerSchool Holdings, Inc., (iii) Topco LLC will own    % of the outstanding LLC Units in Holdings LLC and (iv) PowerSchool Holdings, Inc. will own    % of the outstanding LLC Units in Holdings LLC.

Our corporate structure following the offering, as described above, is referred to as an “Up-C” structure, which is commonly used by partnerships and limited liability companies when they undertake an initial public offering of their business. Our Up-C structure, together with the Tax Receivable Agreement, will allow the existing owners of Holdings LLC to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of the Holdings LLC that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that the existing owners will continue to hold are exchangeable for shares of our Class A common stock or, at our option, for cash, the Up-C structure also provides the existing owners of Holdings LLC potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

Following this offering, Topco LLC will hold a number of shares of our Class B common stock equal to the number of LLC Units (other than Participation Units) it owns. Holders of our Class A common stock and Class B common stock will each be entitled to one vote per share on all matters on which shareholders are entitled to vote.

PowerSchool Holdings, Inc. will also hold LLC Units, and therefore receive benefits on account of its ownership in an entity treated as a partnership, or “pass-through” entity, for income tax purposes because, as PowerSchool Holdings, Inc. purchases LLC Units from Topco LLC under the mechanism described above, it will obtain a step-up in tax basis in its share of the assets of Holdings LLC and its flow-through subsidiaries. This step-up in tax basis will provide PowerSchool Holdings, Inc. with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to PowerSchool Holdings, Inc. Pursuant to the Tax Receivable Agreement, PowerSchool Holdings, Inc. will agree to pay Topco LLC, collectively, 85% of the value of these tax benefits, certain tax attributes of the Blocker Entities, Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and certain other tax benefits related to our making payments under the Tax Receivable Agreement; however, the remaining 15% of such benefits will be available to PowerSchool Holdings, Inc. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.”

Generally, PowerSchool Holdings, Inc. will receive a pro rata share of any distributions (including tax distributions) made by Holdings LLC to its members. Tax distributions will be calculated without regard to any applicable basis adjustment under Section 743(b) of the Code and will be based upon an assumed tax rate, which, under certain circumstances, may cause Holdings LLC to make tax distributions that, in the aggregate, significantly exceed the amount of taxes that Holdings LLC would have paid if it were a similarly situated corporate taxpayer. Funds used by Holdings LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors—Risks Related to Our Organizational Structure.”

As a result of the Organizational Transactions:

•	the investors in this offering will collectively own shares of our Class A common stock and we will hold LLC Units;

•	Topco LLC will own LLC Units (other than Participation Units), shares of Class B common stock, and Participation Units with a weighted average participation threshold of ;

•	our Class A common stock will collectively represent approximately % of the voting power in us; and

•	our Class B common stock will collectively represent approximately % of the voting power in us.

The Offering

Issuer	PowerSchool Holdings, Inc.

Class A common stock offered by us	shares (or shares if the underwriters’ option is exercised in full).

Underwriters’ option to purchase additional shares of Class A common stock	We have granted the underwriters an option to purchase up to shares of Class A common stock from us within 30 days of the date of this prospectus.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option is exercised in full). If all outstanding LLC Units held by Topco LLC were exchanged for newly-issued shares of Class A common stock, shares of Class A common stock (or shares if the underwriters’ option is exercised in full) would be outstanding.

Class B common stock to be outstanding immediately after this offering	shares. Immediately after this offering, Topco LLC will own 100% of the outstanding shares of our Class B common stock.

Ratio of shares of Class A common stock to LLC Units	Our amended and restated certificate of incorporation and the amended and restated operating agreement of Holdings LLC will require that we and Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

After this offering, Topco LLC will hold a number of shares of Class B common stock equal to the number of LLC Units (other than Participation Units) it owns. See “Description of Capital Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Voting power held by holders of Class A common stock	% (or 100% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock).

Voting power held by holders of Class B common stock	% (or 0% if all outstanding LLC Units were exchanged for newly-issued shares of Class A common stock).

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds as follows:

•	$ million to acquire newly-issued LLC Units (or LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holdings LLC; and

•

and $                 million to acquire                  outstanding LLC Units (or                  LLC Units if the underwriters exercise their option to purchase additional shares in full) from Topco LLC, in each case at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions; and

In turn, Holdings LLC intends to:

•

apply the balance of the net proceeds it receives from us (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares) to repay indebtedness, pay expenses incurred in connection with this offering and the other Organizational Transactions, fund $1.0 million of philanthropic initiatives aligned to benefiting K-12 educators in North America and for general corporate purposes.

See “Use of Proceeds” and “Organizational Structure.”

Controlled company	After this offering, assuming the offering size as set forth in this section, our Principal Stockholders will control approximately % of the voting power (or % of our Class A common stock if the underwriters’ option to purchase additional shares is exercised in full) in us. As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Controlled Company Status.”

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends on our Class A common stock in the foreseeable future. Holders of our class B common stock are not entitled to participate in any cash dividends declared by our board of directors. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions or applicable laws and other factors that our Board may deem relevant. As discussed under “Dividend Policy,” it is possible that we will receive distributions from Holdings LLC significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, it will not be required (and does not currently intend) to do so. See “Dividend Policy.”

Exchange rights of holders of the LLC Units

Prior to this offering, we will enter into the Exchange Agreement with Topco LLC so that it may exchange LLC Units (other than Participation Units), together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Any shares of Class B common stock so delivered will be cancelled. Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. See “Organizational Structure—Exchange Agreement.”

Tax Receivable Agreement	We will enter into the Tax Receivable Agreement with Topco LLC, Vista and Onex that will provide for the payment by us to Topco LLC, Vista and Onex, collectively, of 85% of the amount of tax benefits, if any, that PowerSchool Holdings, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC (ii) certain tax attributes of the Blocker Entities, Holdings LLC and subsidiaries of Holdings LLC that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.”

Registration Rights Agreement	We intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with Topco LLC, Vista and Onex in connection with this offering. The Registration Rights Agreement will provide Topco LLC, Vista and Onex certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, Topco LLC, Vista and Onex can require us to register under the Securities Act shares of Class A common stock (including shares issuable to Topco LLC upon exchange of its LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for Topco LLC, Vista and Onex. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Directed share program

At our request, the underwriters have reserved up to $                 shares of Class A common stock, or     % of the shares of Class A common stock offered pursuant to this prospectus, for sale at the initial public offering price per share through a directed share program, to certain individuals associated with Vista and Onex. If purchased by these persons, these shares will not be subject to a lock-up restriction. The number of shares available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares offered pursuant to this prospectus. See “Underwriting (Conflicts of Interest).”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Conflicts of Interest	Certain of the underwriters and/or their affiliates are lenders under our First Lien Term Loan Facility, Second Lien Term Loan Facility, Revolving Credit Agreement and/or Bridge Loan facility and, as such, may receive a portion of the net proceeds from this offering that are used to repay the outstanding borrowings under the First Lien Term Loan Facility, Second Lien Term Loan Facility, Revolving Credit Agreement and Bridge Loan facility. As a result of the intended use of proceeds, such underwriters and/or their affiliates will receive in excess of 5% of the net proceeds from this offering. The receipt of at least 5% of the net proceeds of this offering by the underwriters (or their affiliates) would be considered a “conflict of interest” under FINRA Rule 5121. As such, this offering is being conducted in compliance with FINRA Rule 5121, which requires prominent disclosure of the nature of the conflict of interest in the prospectus for the public offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

Symbol for trading on the New York Stock Exchange	“PWSC.”

Unless otherwise indicated, all information in this prospectus:

•	assumes the effectiveness of the Organizational Transactions;

•	assumes an initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus;

•	assumes that the underwriters’ option to purchase additional shares of Class A common stock is not exercised;

•	includes a -for-1 split of LLC Units, which was effected on , 2021;

•	excludes the shares of Class A common stock that may be issuable upon exercise of exchange rights held by Topco LLC; and

•

excludes              shares of Class A common stock reserved for future issuance under the 2021 Plan, including (i) options to purchase shares of Class A common stock that we will issue to certain employees upon completion of this offering, assuming an initial public offering price of $         per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, and that vest in accordance with the schedule described in “Executive Compensation” and (ii) restricted stock units (“RSUs”) that may be settled for an equal number of shares of Class A common stock that we will issue to our six independent directors upon completion of this offering and that vest annually over three years.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables present, as of the dates and for the periods indicated, (1) the summary historical consolidated financial and other data for Holdings LLC and its consolidated subsidiaries and (2) the summary unaudited pro forma financial data for PowerSchool Holdings, Inc. and its consolidated subsidiaries, including Holdings LLC. Holdings LLC is the predecessor of PowerSchool Holdings, Inc. for financial reporting purposes. The summary consolidated statement of operations data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from the audited consolidated financial statements and notes of Holdings LLC and its subsidiaries included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2020 and 2021 and the summary condensed consolidated balance sheet data as of March 31, 2021 have been derived from the unaudited condensed consolidated financial statements and notes of Holdings LLC and its subsidiaries included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such interim financial statements.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of PowerSchool Holdings, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements and notes included elsewhere in this prospectus. The summary unaudited pro forma financial data as of and for the three months ended March 31, 2021, gives effect to the Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Data,” as if all such transactions had occurred on January 1, 2020, with respect to the statement of operations data, and March 31, 2021, with respect to the consolidated balance sheet data. The unaudited pro forma financial data include various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Data” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

The summary historical consolidated financial and other data of PowerSchool Holdings, Inc. have not been presented, as PowerSchool Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Holdings LLC Historical				PowerSchool Holdings, Inc. Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2020	Three Months Ended March 31, 2021
(in thousands, except per share and per unit data)	2019	2020	2020	2021
					(Unaudited)
Consolidated Statement of Operations Data:
Revenue:
Subscriptions and support	$308,161	$370,853	$87,721	$103,092	$
Service	45,559	49,471	10,563	12,953
License and other	11,271	14,564	1,791	2,103

Total revenue	364,991	434,888	100,075	118,148

Cost of Revenue:
Subscriptions and support	98,467	108,158	25,224	29,032
Service	38,647	41,324	9,603	10,695
License and other	1,051	1,320	294	398
Depreciation and amortization	31,821	41,000	9,329	11,756

Total cost of revenue	169,986	191,802	44,450	51,881

Gross Profit	195,005	243,086	55,625	66,267

Operating Expenses:
Research and development	61,160	70,673	17,091	18,545
Selling, general, and administrative	86,916	92,711	23,782	25,329
Acquisition costs	2,519	2,495	2	5,603
Depreciation and amortization	52,319	54,744	13,946	14,559

Total operating expenses	202,914	220,623	54,821	64,036

(Loss) Income from Operations	(7,909)	22,463	804	2,231
Interest Expense	85,264	68,714	19,551	17,262
Other Expense (Income)	208	358	(1,841)	145

Loss Before Income Taxes	(93,381)	(46,609)	(16,906)	(15,176)
Income Tax (Benefit)	(2,652)	39	(24)	(15,659)

Net (Loss)	$(90,729)	$(46,648)	$(16,882)	$483	$

Other Comprehensive (Loss) Income—Foreign Currency Translation	(22)	353	(528)	153

Total Other Comprehensive (Loss) Income	(22)	353	(528)	153

	Holdings LLC Historical								PowerSchool Holdings, Inc. Pro Forma
	Year Ended December 31,				Three Months Ended March 31,				Year Ended December 31, 2020	Three Months Ended March 31, 2021
(in thousands, except per share and per unit data)	2019		2020		2020		2021
									(Unaudited)
Comprehensive Loss		$(90,751)		$(46,295)		$(17,410)		$636
Net (Loss) Income Attributable to Noncontrolling Interests	$		$		$		$		$

Net (Loss) Income Attributable to Holdings LLC Member	$		$		$		$		$

Net (Loss) Income Per Common Unit Attributable to Holdings LLC Member—Basic and Diluted	$		$		$		$		$

Weighted-Average Common Units Outstanding

Per Share Data:
Pro Forma Weighted-Average Share of Class A Common Stock Outstanding:
Basic

Diluted

Pro Forma Net Loss Available to Class A Common Stock Per Share:(1)
Basic

Diluted

Non-GAAP Financial Data:
Adjusted Gross Profit(2)		$230,995		$286,504		$65,124		$78,774	$

Adjusted EBITDA(3)		$92,860		$135,642		$29,089		$37,633	$

Free Cash Flow(4)		$19,379		$57,861		$(49,852)		$(60,363)	$

Selected Other Data:
ARR as of Period End(5)		$371,681		$426,871		$381,254		$512,448	$

Net Revenue Retention Rate(5)		103.5%		108.1%		103.9%		108.8%

	Holdings LLC Historical			Pro Forma PowerSchool Holdings, Inc.
	As of December 31,		As of March 31,	As of March 31, 2021
	2019	2020	2021
Consolidated Balance Sheet Data (at period end):
Cash	$38,991	$52,734	$29,600
Working capital(6)	(153,236)	(219,405)	(238,534)
Total assets	3,169,703	3,200,700	3,537,292
Long-term debt, less current portion	1,163,662	1,160,326	1,475,057
Total liabilities	1,450,138	1,522,827	1,857,867
Total members’ equity	1,719,565	1,677,873	1,679,425

(1)

See the unaudited pro forma consolidated statement of operations in “Unaudited Pro Forma Consolidated Financial Data” for a description of the assumptions underlying the pro forma net loss per share calculations.

(2)

We define Adjusted Gross Profit as gross profit, adjusted for amortization expense of acquired intangible assets and capitalized product development costs, and certain non-cash items and other adjustments we do not consider in our evaluation of ongoing operating performance from period to period. For a reconciliation of Adjusted Gross Profit to gross profit, the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”), see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(3)

We define Adjusted EBITDA as net loss before net interest expense, taxes, depreciation and amortization, certain non-cash items and other adjustments that we do not consider in our evaluation of ongoing operating performance from period to period. For a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable measure calculated and presented in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(4)

We define Free Cash Flow as net cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs. For a reconciliation of Free Cash Flow to net cash flow provided by operations, the most directly comparable measure calculated and presented in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for more information with respect to ARR and net revenue retention rate.
(6)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to COVID-19

Our new customer acquisition and expansion and customer renewals have increased as a result of the COVID-19 pandemic and such increases in customer acquisitions and renewals may not be sustained or may reverse at any time.

We have experienced significant increases in customer acquisition and expansion and customer renewals as a result of the COVID-19 pandemic, particularly as it relates to statewide implementations of our platform. You should not rely on the increase in customer acquisitions and renewals in connection with the COVID-19 pandemic as an indication of our future performance. Many factors may contribute to declines in our acquisitions of customers and customer renewals in future periods, including if there is slowing demand for our platform, especially once the impact of the COVID-19 pandemic tapers. If our growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

The increased adoption and usage of our platform stemming from the COVID-19 pandemic may result in interruptions, delays, or outages in our platform, has resulted in increased customer interactions and wait times which could result in breach of our standard customer agreements, our performance guarantees and service level standards thereunder, and will result in increased variable costs, all of which could harm our business financial condition and results of operations.

The usage and adoption of our learning platform has increased as a result of the COVID-19 pandemic and customer interactions and wait times for our customers have increased accordingly. If our customer support teams are unable to keep up with our increasing demands of our customers, customers may experience delays or interruptions in service, which could result in the breach of our standard customer agreements including performance guarantees and service level standards that obligate us to provide credits in the event of a significant disruption in our platform.

We have benefitted from the U.S. federal government’s stimulus packages focused on educational initiatives approved as a result of the COVID-19 pandemic; however, there is no guarantee that additional funding will be approved, which may adversely affect our business, financial condition and results of operations.

As a result of the COVID-19 pandemic, the U.S. federal government approved certain fiscal stimulus packages, including an additional $82 billion in December 2020, and in March 2021 President Biden signed the American Rescue Plan which includes $130 billion to support a reopening plan for K-12 schools and $35 billion for public Higher Education institutions to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance. We are unable to predict the extent, implementation and effectiveness of any government-funded benefit programs and stimulus packages and the corresponding effect on demand for our platform or whether any further programs or stimulus packages will be adopted. If such government-funded benefit programs and stimulus packages are approved, our results may not be comparable to future periods.

Further, as a result of the stimulus packages, if potential competitors are attracted to our industry and develop and market new technologies that render our existing or future solutions less competitive, unmarketable or obsolete, our business and operating results may be adversely affected.

The COVID-19 pandemic could materially adversely affect our business, operating results, financial condition and prospects.

The severity, magnitude and duration of the COVID-19 pandemic and uncertainty regarding the timing of the vaccine rollout is uncertain and rapidly changing. The COVID-19 pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities, workforce and operations, the behavior of our customers and the operations of our respective vendors and suppliers. Concern over the impact of COVID-19 and uncertainty regarding the timing of the vaccine rollout has delayed the purchasing decisions of certain prospective customers and/or caused them to consider making smaller purchases than originally anticipated. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic, and our ability to perform critical functions could be harmed.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce, proactively reduce operating costs, conserve liquidity and position us to maintain our healthy financial position. These measures include restrictions on non-essential business travel, the institution of work-from-home policies wherever feasible and the implementation of strategies for workplace safety at our facilities that remain open. We are following the guidance from public health officials and government agencies, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks. We will continue to incur increased costs for our operations during this pandemic that are difficult to predict with certainty. As a result, our future business, results of operations, cash flows or financial condition may be affected by the COVID-19 disruptions and timing of the vaccine rollout. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by COVID-19 and the vaccine rollout.

While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed, many employees may have additional personal needs to attend to (such as looking after children as a result of school closures or caring for family members who become sick), and employees may become sick themselves and be unable to work. Decreased effectiveness of our team could adversely affect our results due to our inability to meet in person with potential customers, cancellation and inability to participate in conferences and other industry events that lead to sales generation, longer time periods to review and approve work product and a corresponding reduction in innovation, longer time to respond to platform performance issues, or other decreases in productivity that could seriously harm our business. Significant management time and resources may be diverted from our ordinary business operations in order to develop, implement and manage workplace safety strategies and conditions, which may be impacted by the vaccine rollout, as we attempt to return to our facilities.

As a result of COVID-19 and the vaccine rollout, we may decide to postpone or cancel planned investments in our business in response to changes in our business, or experience difficulties in recruiting or retaining personnel, each of which may impact our ability to respond to our customers’ needs and fulfill contractual obligations. In addition, as a result of financial or operational difficulties, our suppliers, system integrators and channel partners may experience delays or interruptions in their ability to provide services to us or our customers, if they are able to do so at all, which could interrupt our customers’ access to our services which could adversely affect their perception of our platform’s reliability and result in increased liability exposure. We rely upon third parties for certain critical inputs to our business and platform, such as data centers and technology infrastructure. Any disruptions to services provided to us by third parties that we rely upon to provide our platform, including as a result of actions outside of our control, could significantly impact the continued performance of our platform.

The COVID-19 pandemic has also significantly increased economic and demand uncertainty globally, and has led to record levels of unemployment in the United States. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. This economic uncertainty has led to a general decrease in consumer spending and confidence, as well as an increased focus at state and federal level on budgets and overall spending. Our revenue, results of operations and cash flows depend on the overall demand for our platform. Concerns about the systemic impact of a potential widespread recession (in the United States or internationally), geopolitical issues or the availability and cost of credit have led to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective customers. Some of our customers have experienced and may continue to experience financial hardships that, to date, have resulted in certain instances of delayed or uncollectible payments from our existing customers, though this could increase in the future. It is unclear when and how quickly the economy will recover after this unprecedented shutdown. All of these factors could have a negative impact on our revenue, cash flows and results of operations.

The severity, magnitude and duration of the COVID-19 pandemic and vaccine rollout is uncertain, rapidly changing and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation, solutions sales, results of operations or financial condition. We may not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic and vaccine rollout, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to Our Business and Strategy

We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.

While we recorded a net income of $0.5 million in the quarter ended March 31, 2021, we incurred net losses of $46.6 million, and $90.7 million in the fiscal years ended December 31, 2020 and 2019, respectively. We had accumulated deficit of $177.8 million, $178.3 million and $131.7 million as of March 31, 2021, December 31, 2020 and December 31, 2019, respectively. Our losses and accumulated deficit reflect the substantial investments we have made to acquire new customers and develop our platform. We expect our operating expenses to increase in the future due to anticipated increases in sales and marketing expenses, research and development expenses, operations costs and general and administrative costs, and, therefore, we expect our losses to continue for the foreseeable future. Furthermore, to the extent we are successful in gaining new customers, we will also incur increased losses because many costs associated with acquiring new customers are generally incurred up front, while subscription revenue is generally recognized ratably over the terms of the agreements (typically three years, although some customers commit for longer or shorter periods). If we are unable to maintain consistent or increasing revenue or revenue growth, the market price of our common stock could be volatile, and it may be difficult for us to achieve and maintain profitability or maintain or increase cash flow on a consistent basis. Accordingly, we cannot assure you that we will achieve profitability in the future, or that, if we do become profitable, we will sustain profitability or achieve our target margins on a midterm or long-term basis.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve and, if achieved, maintain profitability.

We have experienced significant revenue growth in recent periods. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	price our solutions effectively so that we are able to attract and retain customers without compromising our profitability;

•

attract new customers, successfully deploy and implement our solutions, upsell or otherwise increase our existing customers’ use of our solutions, obtain customer renewals and provide our customers with excellent customer support;

•	adequately expand, train, integrate and retain our sales force and other new employees, and maintain or increase our sales force’s productivity;

•	enhance our information, training and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and customers;

•	improve our internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results;

•

successfully identify and enter into agreements with suitable acquisition targets, integrate any acquisitions and acquired technologies into our existing solutions or use them to develop new solutions;

•	successfully introduce new solutions and enhance existing solutions;

•	successfully introduce our solutions to new markets outside of the United States;

•	successfully compete against larger companies and new market entrants; and

•	increase awareness of our brand.

We may not successfully accomplish any of these objectives and, in particular, COVID-19 may impact our ability to successfully accomplish any of the above, and as a result, it is difficult for us to forecast our future results of operations. Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for any number of reasons, including those outlined above. We also expect our operating expenses to increase in future periods, particularly as we continue to invest in research and development and technology infrastructure, expand our operations globally, develop new solutions and enhancements for existing solutions and as we begin to operate as a public company. If our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for the software we sell is highly competitive, with relatively low barriers to entry within certain areas of our product portfolio. Our competitors include well-established providers of K-12 non-instructional educational software, including Frontline and Instructure, that have long-standing relationships with many customers. Some customers may be hesitant to switch or to adopt our cloud-based software and prefer to maintain their existing relationships with their legacy software vendors.

We may also in the future face competition from new entrants to our market, some of whom would be able to invest massive resources (e.g., Microsoft, Amazon or Google) to develop a unified platform that competes directly with ours or to acquire one or more of our competitors to compete with us. If existing or new companies develop or market solutions similar to ours, develop an entirely new software platform for the K-12 education sector, acquire one of our existing competitors or form a strategic alliance with one of our competitors or other industry participants, our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operations and financial condition.

Our competitors may offer software on a standalone basis at a low price or bundled as part of a larger product sale. In order to take advantage of customer demand for cloud-based software, legacy vendors are expanding their cloud-based software through acquisitions and organic development. Legacy vendors may also seek to partner with other leading cloud providers. We also face competition from custom-built software vendors and from vendors of specific applications, some of which offer cloud-based solutions.

We may also face competition from a variety of vendors of cloud-based and on-premises software products that may have some of the core functionality of our solutions but that address only a portion of the capabilities and features of our platform. In addition, other companies that provide cloud-based software in different target markets may develop software or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal software. With the introduction of new technologies and market entrants, we expect this competition to intensify in the future.

Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our platform does not become more accepted relative to our competitors’, or if our competitors are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically advanced than ours, then our revenue could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our operating results will be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

Acquisitions and divestitures could harm our business and operating results.

We have acquired in the past, and plan to acquire in the future, other businesses, solutions and technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of

Operations—Overview—Building the PowerSchool Platform.” Acquisitions and divestures involve significant risks and uncertainties, which include:

•	disruption of our ongoing operations, diverting management from day-to-day responsibilities, increasing our expenses and adversely impacting our business, financial condition and operating results;

•	failure of an acquired business to further our business strategy;

•	uncertainties in achieving the expected benefits of an acquisition or disposition, including enhanced revenue, technology, human resources, cost savings, operating efficiencies and other synergies;

•	decrease in cash available for operations, stock repurchase programs and other uses and resulting in potentially dilutive issuances of equity securities or the incurrence of debt;

•	incurrence of amortization expense related to identifiable intangible assets acquired that could impact our operating results;

•	difficulty integrating the operations, systems, technologies, solutions and personnel of acquired businesses effectively;

•	the need to provide transition services in connection with a disposition, which may result in the diversion of resources and focus;

•	difficulty achieving expected business results due to a lack of experience in new markets, solutions or technologies or the initial dependence on unfamiliar distribution partners or vendors;

•	retention and motivation of key personnel from acquired companies;

•

employee morale issues affecting employees of businesses that we acquire or dispose of, which may result from changes in compensation, changes in management, reporting relationships, future prospects or the direction of the acquired or disposed business;

•

assumption of the liabilities of an acquired business, including acquired litigation-related liabilities and regulatory compliance issues, and potential litigation or regulatory action arising from a proposed or completed acquisition;

•	lawsuits resulting from an acquisition or disposition;

•	maintenance of good relationships with customers or business partners of an acquired business or our own customers as a result of any integration of operations;

•

unidentified issues not discovered during the diligence process, including issues with the acquired or divested business’s intellectual property, solution quality, security, privacy practices, accounting practices, regulatory compliance or legal contingencies;

•	maintenance or establishment of acceptable standards, controls, procedures or policies with respect to an acquired business;

•

risks relating to the challenges and costs of closing a transaction, including, for example, obtaining shareholders’ approval where applicable, including from a majority of the minority shareholders, tendering shares under terms of the cash tender offer where applicable and satisfaction of regulatory approvals, as well as completion of customary closing conditions for each transaction;

•	the need to later divest acquired assets at a loss if an acquisition does not meet our expectations; and

•	entry into highly competitive markets in which we have no or limited direct prior experience and where competitors have stronger market positions.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. Goodwill must be assessed for impairment at least annually, and other intangible assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. In addition, our exposure to risks associated with various claims, including the use of intellectual property, may be increased as a result of acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that were not asserted prior to our acquisition. We could also acquire businesses or companies that offer solutions or services different than our current platform services, which could expose us to new areas of risk. In addition, acquisitions could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

If we are unable to retain our personnel and hire and integrate additional skilled personnel, we may be unable to achieve our goals and our business will suffer.

Our future success depends upon our ability to continue to attract, train, integrate and retain highly skilled employees, particularly those on our management team, including Hardeep Gulati, our Chief Executive Officer, and our sales and marketing personnel, SaaS operations personnel, professional services personnel and software engineers. Our inability to attract and retain qualified personnel, or delays in hiring necessary personnel, including delays due to COVID-19, may seriously harm our business, results of operations and financial condition. If U.S. immigration policy related to skilled foreign workers were materially adjusted, such a change could hamper our efforts to hire highly skilled foreign employees, including highly specialized engineers, which would adversely impact our business.

Our executive officers and other key employees are generally employed on an at-will basis, which means that these personnel could terminate their relationship with us at any time. The loss of any member of our senior management team could significantly delay or prevent us from achieving our business and/or development objectives, and could materially harm our business.

We face competition for qualified individuals from numerous software and other technology companies. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software for Internet-related services. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. Further, significant amounts of time and resources are required to train technical, sales, services and other personnel. We may incur significant costs to attract, train and retain such personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment after recruiting and training them.

Also, to the extent that we hire personnel from competitors, we may be subject to allegations that such personnel have been improperly solicited or have divulged proprietary or other confidential information. In addition, we have a limited number of sales people and the loss of several sales people within a short period of time could have a negative impact on our sales efforts. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, or we may be required to pay increased compensation in order to do so.

Our ability to expand geographically depends, in large part, on our ability to attract, retain and integrate managers with the appropriate skills to lead local operations and employees. Similarly, our profitability depends on our ability to effectively utilize personnel with the right mix of skills and experience to perform services for our customers, including our ability to transition employees to new assignments on a timely basis. If we are unable to effectively deploy our employees globally on a timely basis to fulfill the needs of our customers, our reputation could suffer and our ability to attract new customers may be harmed.

Because of the technical nature of our solutions and the dynamic market in which we compete, any failure to attract, integrate and retain qualified technical, sales, services and other personnel, as well as our contract workers, could harm our ability to generate sales or successfully develop new solutions and professional services and enhancements of existing solutions.

We depend on our senior management team and the loss of our chief executive officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. In particular, our chief executive officer, Hardeep Gulati, is critical to our vision, strategic direction, culture and overall business success. We also rely on our leadership team in the areas of research and development, marketing, sales, services and general and administrative functions, and on mission-critical individual contributors in research and development. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key-man insurance for Mr. Gulati or any other member of our senior management team. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.

If we are unable to develop, introduce and market new and enhanced versions of our solutions, we may be put at a competitive disadvantage and our operating results could be adversely affected.

Our ability to attract new customers and increase revenue from our existing customers depends, in part, on our continued ability to enhance the functionality of our existing solutions by developing, introducing and marketing new and enhanced versions of our solutions that address the evolving needs of our customers and changing industry standards. Because some of our solutions are complex and require rigorous testing, development cycles can be lengthy and can require months or even years of development, depending upon the solution and other factors. As we expand internationally, our solutions and services must be modified and adapted to comply with regulations and other requirements of the countries in which our customers do business.

Additionally, market conditions, including heightened pressure on carriers from end-users relating to mobile computing devices and speed of delivery, may dictate that we change the technology platform underlying our existing solutions or that new solutions be developed on different technology platforms, potentially adding material time and expense to our development cycles. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenue, if any, from such expenses.

If we fail to develop new solutions or enhancements to our existing solutions, our business could be adversely affected, especially if our competitors are able to introduce solutions with enhanced functionality. It is critical to our success for us to anticipate changes in technology, industry standards and customer requirements and to successfully introduce new, enhanced and competitive solutions to meet our customers’ and prospective customers’ needs on a timely basis.

If we are not able to scale our business and manage our expenses, our operating results may suffer.

We have expanded specific functions over time in order to scale efficiently, to improve our cost structure and help scale our business. Our need to scale our business has placed, and will continue to place, a significant strain on our administrative and operational business processes, infrastructure, facilities and other resources. Our ability to manage our operations will require significant expenditures and allocation of valuable management resources to improve internal business processes and systems, including investments in automation. Further, we expect to continue to expand our business globally. International expansion may also be required for our continued business growth, and managing any international expansion will require additional resources and controls. If our operations, infrastructure and business processes fail to keep pace with our business and customer requirements, customers may experience disruptions in service or support or we may not scale the business efficiently, which could adversely affect our reputation and adversely affect our revenue. There is no guarantee that we will be able to continue to develop and expand our infrastructure and business processes at the pace necessary to scale the business, and our failure to do so may have an adverse effect on our business. If we fail to efficiently expand our engineering, operations, customer support, professional services, cloud infrastructure, IT and financial organizations and systems, or if we fail to implement or maintain effective internal business processes, controls and procedures, our costs and expenses may increase more than we planned or we may fail to execute on our solutions roadmap or our business plan, any of which would likely seriously harm our business, operating results and financial condition.

Adverse general and industry-specific economic and market conditions and reductions in IT spending may reduce demand for our solutions, which could harm our results of operations.

Our revenue, results of operations and cash flows depend on the overall demand for our solutions. Concerns about the systemic impact of a potential widespread recession (in the United States or internationally), geopolitical issues or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective customers. Prolonged economic slowdowns may result in customers delaying or canceling IT projects, choosing to focus on in-house development efforts or seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms or defaulting on payments due on existing contracts or not renewing at the end of existing contract terms. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.

We could lose revenue if there are changes in the spending policies or budget priorities for government funding of K-12 schools.

A substantial portion of our revenue is derived from sales to K-12 schools, with less than 10% coming from Higher Education institutions, which are heavily dependent on federal, state, and local government funding. In addition, the school appropriations process is often slow, unpredictable and subject to many factors outside of our control. Budget cuts, curtailments, delays, changes in leadership, shifts in priorities or general reductions in funding could reduce or delay our revenue. Funding difficulties experienced by schools, which have been exacerbated by the recent economic downturn, the impacts of COVID-19 and state budget deficits, could also slow or reduce purchases, which in turn could materially harm our business.

Our business may be adversely affected by changes in state educational funding, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, declines in K-12 school enrollment, emergence of other priorities and changes in the condition of the local, state or U.S. economy. Moreover, future reductions in federal funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in a decrease in educational funding. Any decreased funding for schools may harm our recurring and new business materially if our customers are not able to find and obtain alternative sources of funding.

Additionally, permanent shifts in student enrollment from traditional K-12 education models toward online and home schooling or other alternative educational models that do not use our solutions could materially harm our business. In addition, although it is a smaller proportion of our business, our revenue coming from Higher Education institutions might decline if enrollment rates continue to decline.

We provide our solutions to state and local government entities and to a lesser extent federal government agencies, and heavily regulated organizations in the U.S. and in foreign jurisdictions; as a result, we face risks related to the procurement process and budget decisions driven by statutory and regulatory determinations, termination of contracts and compliance with government contracting requirements.

We sell our solutions and provide limited services to a number of state and local government entities and, in limited instances, the U.S. government. We additionally have customers who operate in heavily-regulated organizations who procure our software solutions and we have made, and may continue to make, significant investments to support future sales opportunities in these sectors. Doing business with government entities presents a variety of risks. Among other risks, the procurement process for governments and their agencies is highly competitive, can be time-consuming, requires us to incur significant up-front time and expense and subjects us to additional compliance risks and costs, without any assurance that we will win a contract. Beyond this, demand for our solutions and services may be impacted by public sector budgetary cycles and funding availability, the impacts of COVID-19, and reduced or delayed funding in any given fiscal cycle, including in connection with an extended federal government shutdown, which could adversely impact demand for our solutions and services. In addition, public sector and heavily-regulated customers may have contractual, statutory or regulatory rights to terminate current contracts with us for convenience or due to a default. If a contract is terminated for convenience, we may only be able to collect fees for solutions or services delivered prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative solutions or services or be precluded from doing further business with government entities. Further, entities providing services to governments are required to comply with a variety of complex laws, regulations and contractual provisions relating to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typically found in commercial contracts. These may include rights with respect to price protection, the accuracy of information provided to the government, contractor compliance with supplier equal opportunity and affirmative action policies and other terms that are particular to government contracts, such as termination rights. Federal, state and local governments routinely investigate and audit contractors for compliance with these requirements. If, as a result of an audit or review, it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, cost associated with the triggering of price reduction clauses, fines and suspensions or debarment from future government business, and we may suffer harm to our reputation.

Our customers also include a number of non-U.S. governments. Similar procurement, budgetary, contract and audit risks that apply in the context of U.S. government contracting also apply to our doing business with these entities, particularly in certain emerging markets where our customer base is less established. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes our internal estimates of the addressable market for our solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The addressable market we estimate may not materialize for many years, if ever, even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to develop new solutions and enhance our existing solutions to address additional applications and markets. For the year ended December 31, 2020, our research and development expense was approximately 16% of our revenue. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling solutions and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a solutions we are developing could decrease after the development cycle has commenced, rendering us unable to recover substantial costs associated with the development of such solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, it would harm our business and results of operations.

Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations.

Because we recognize the majority of our revenue ratably over the term of the subscription agreement, any decreases in new subscriptions or renewals in any one period may not be immediately reflected as a decrease in revenue for that period, but could negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period, as revenue is recognized over the term of the subscription agreement. In addition, fluctuations in monthly subscriptions based on usage could affect our revenue on a period-over-period basis. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

The length and unpredictability of the sales cycle for our software could delay new sales and cause our revenue and cash flows for any given quarter to fail to meet our projections or market expectations.

The sales cycle between our initial contact with a potential client and the signing of a subscription with that client typically ranges from 3 to 18 months. As a result of this lengthy sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete transactions could harm our business and financial results, and could cause our financial results to vary significantly from quarter to quarter. Our sales cycle varies widely, reflecting differences in our potential clients’ decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

•	clients’ budgetary constraints and priorities; the timing of our clients’ budget cycles;

•	the need by some clients for lengthy evaluations that often include both their administrators and governing boards; and

•	the length and timing of clients’ approval processes.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that result in increased cost of sales, decreased revenue and lower average selling prices and gross margin percentages, all of which would harm our results of operations.

Some of our customers include state-level agencies and North America’s largest school districts. These customers have significant bargaining power when negotiating new SaaS arrangements or term licenses, or renewals of existing agreements, and have the ability to buy similar solutions from other vendors or develop such systems internally. These customers have and may continue to seek advantageous pricing and other commercial terms and may require us to develop additional features in the solutions we sell to them. We have been required to, and may continue to be required to, reduce the average selling price of our solutions in response to these pressures. These customers may also require us to implement their purchased solutions on an expedited basis. If we are unable to implement our solutions to our customers satisfaction or avoid reducing our average selling prices and gross margin percentages, our results of operations would be harmed.

We may need to change our pricing models to compete successfully.

The intense competition we face in the sales of our solutions and services and general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain solutions or services or develop solutions that the marketplace considers more valuable than ours, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results. Our competitors may offer lower pricing on their support offerings, which could put pressure on us to further discount our offerings. We also must determine the appropriate price of our offerings and services to enable us to compete effectively internationally. Our prices may also change because of discounts, a change in our mix of solutions toward subscription, enterprise-wide licensing arrangements, bundling of solutions, features and functionality by us or our competitors, potential changes in our pricing, anticipation of the introduction of new solutions or promotional programs for customers. In response to COVID-19, we may be required to offer deeply discounted pricing, adopt new pricing models and offer extended payment terms in order to attract new and retain existing customers, which could have a material adverse impact on our liquidity and financial condition.

Any broad-based change to our prices and pricing policies could cause our revenue to decline or be delayed as our sales force implements and our customers adjust to new pricing policies. We or our competitors may bundle solutions for promotional purposes or as a long-term go-to-market or pricing strategy or provide guarantees of prices and solution implementations. These practices could, over time, significantly constrain the prices that we can charge for certain of our solutions. If we do not adapt our pricing models to reflect changes in customer use of our solution or changes in customer demand, our revenue could decrease.

We may not be able to increase the number of new subscription-based accounts or cause existing accounts to renew their subscriptions, which could have a negative impact on our future revenue and results of operations.

We may not be able to increase demand for our subscription-based services in line with our growth strategy. Our accounts are not obligated to renew their subscriptions for our offerings, and they may elect not to renew. We cannot assure renewal rates, or the mix of subscriptions renewals. Account renewal rates may decline or fluctuate due to a number of factors, including offering pricing, competitive offerings, account satisfaction, and reductions in account spending levels or account activity due to economic downturns. If our accounts do not renew their subscriptions or if they renew on less favorable terms, our revenue may decline, which could harm our business, financial condition, and results of operations.

If we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining, enhancing and protecting our brand, is critical to support the marketing and sale of our existing and future solutions to new customers and expand sales of our solutions to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining, enhancing and protecting our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable solutions that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and use cases, our ability to successfully differentiate our solutions and solution capabilities from competitive products and our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote, maintain or protect our brand, our business, financial condition and results of operations may suffer.

Our business is subject to the risks of fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

Our corporate headquarters are located in the Sacramento region of California. A significant natural disaster, such as a fire or flood, occurring at our headquarters, at one of our other facilities, at any of our cloud hosting provider facilities, or where a business partner is located could adversely affect our business, results of operations and financial condition. For example, the rapid spread of COVID-19 globally in 2020 has resulted in travel restrictions and in some cases, prohibitions of non-essential travel, disruption and shutdown of businesses and greater uncertainty in global financial markets. Prolonged health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in further economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our solutions or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the re-opening of private businesses, infection rates and the actions taken by governments and private businesses to attempt to contain and cope with COVID-19.

Further, if a natural disaster or man-made incident were to affect Internet service providers, this could adversely affect the ability of our customers to use our solutions and platform. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made incident, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities and lengthy interruptions in service, any of which could adversely affect our business, results of operations and financial condition.

Large customers often demand more configuration and integration services, or customized features and functions that we do not offer, which could adversely affect our business and operating results.

Large customers may demand more configuration and integration services, which increase our upfront investment in sales and deployment efforts, with no guarantee that these customers will increase the scope of their subscription. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual customers, increasing the cost and time required to complete sales. Additionally, our platform does not currently permit customers to modify our code. If prospective customers require customized features or functions that we do not offer and that would be difficult for them to deploy themselves, then the market for our platform will be more limited and our business could suffer.

Our business is subject to seasonal sales and customer growth fluctuations which could result in volatility in our operating results.

Our business is subject to seasonal fluctuations. Historically, we have experienced predictable annual renewal cycles, with a meaningful portion of service periods beginning in July and September due to seasonal demand and “back-to-school” momentum. This drives higher bookings in our second and third fiscal quarters and subsequent annual fees. As a result, a significantly higher percentage of our annual license fees are invoiced during those quarters at contract renewal or inception, also resulting in higher levels of cash collection in the third and fourth quarter. We generally expect these seasonal trends to continue tracking the school year and academic calendar in the future, which may cause quarterly fluctuations in our results of operations and certain financial metrics. Seasonality may cause our sales and customer growth to vary from quarter-to-quarter depending on the variability in the volume and timing of sales and renewals. These factors, among other things, make forecasting more difficult and may adversely affect our ability to predict financial results accurately, which could result in volatility or adversely affect the market price of our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations and Other Data.”

We rely, in part, on channel partners for the sale and distribution of certain of our products. Failure to deliver on the service level agreements with our channel partners, a decrease in revenues from certain of these channel partners or any failure in our channel strategy could adversely affect our business.

We rely on channel partners for the sale and distribution of some of our products. For example, in March 2021, we entered into a reseller agreement with EAB Global, Inc. whereby EAB Global operates as the exclusive channel partner and reseller of our Intersect products and other items within the United States and Canada and a non-exclusive reseller of certain other products. We plan to continue to establish and maintain similar strategic relationships in certain industry verticals and otherwise, and we expect our channel partners to become an increasingly important aspect of our business. However, these strategic relationships could limit our ability in the future to compete in certain industry verticals and, depending on the success of our third-party partners and the industries that those partners operate in generally, may negatively impact our business because of the nature of strategic alliances, exclusivity provisions, or otherwise.

We anticipate that we will continue to depend on relationships with third parties, such as our channel partners and system integrators, to sell, market and deploy our products. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If our channel partners do not effectively sell, market or deploy our products, choose to promote our competitors’ products or otherwise fail to meet the needs of our customers, our ability to grow our business and sell our products may be adversely affected. In addition, acquisitions of such partners by our competitors could result in a decrease in the number of our current and potential customers, as these partners may no longer facilitate the adoption of our applications by potential customers. Further, some of our partners are or may become competitive with certain of our products and may elect to no longer integrate with our products. We rely on our channel partners to operate in accordance with the terms of their contractual agreements with us. Moreover, if we experience any failures to meet the stated service level commitments in our channel partner agreements, our business may be negatively impacted. Overall, if we are unsuccessful in establishing or maintaining our channel partners and system integrators, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer.

Risks Related to our Intellectual Property Rights and our Technology

Disruptions, capacity limitations or interference with our use of the data centers operated by third-party providers that host our cloud services, including, but not limited to Amazon Web Services (“AWS”) and Microsoft Azure (“Azure”), could result in delays or outages of our cloud service and harm our business.

We currently host our cloud service from third-party data center facilities operated by AWS and Azure, from several global locations. Any damage to, failure of or interference with our cloud service that is hosted by AWS and Azure, or by third-party providers we may utilize in the future, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of our or our customers’ data. While the third-party data centers host the server infrastructure, we manage the cloud services through our site reliability engineering team, and we need to support version control, changes in cloud software parameters and the evolution of our solutions, all in a multi-OS environment. As we utilize third-party data centers, we may move or transfer our data and our customers’ data from one region to another. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Many of our customer agreements contain contractual service level commitments to maintain specified service levels for our cloud services, and if we, AWS and Azure, or any other third-party data center facilities that we may utilize fail to meet these service level commitments, we may have to issue credits to these customers, which could adversely affect our operations. Impairment of, or interruptions in, our cloud services may reduce our subscription revenue, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our services are unreliable. Additionally, any limitation of the capacity of our third-party data centers could impede our ability to scale, onboard new customers or expand the usage of existing customers, which could adversely affect our business, financial condition and results of operations.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to cyberattacks, computer viruses, disabling devices, break-ins, sabotage, intentional criminal acts, acts of vandalism and similar misconduct and to adverse events caused by operator error. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism, war or other act of malfeasance, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of customer data and business. We may also incur significant costs for using alternative equipment or facilities or taking other actions in preparation for, or in reaction to, any such events.

In the event that any of our agreements with our third-party service providers are terminated, there is a lapse or elimination of any services or features that we utilize or there is an interruption of connectivity or damage to facilities, whether due to actions outside of our control or otherwise, we could experience interruptions or delays in customer access to our platform and incur significant expense in developing, identifying, obtaining and/or integrating replacement services, which may not be available on commercially reasonable terms or at all, and which would adversely affect our business, financial condition and results of operations.

We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property and proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, on our ability to develop and commercialize our solutions without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of others. From time to time, our competitors or other third parties have claimed and in the future could claim that we are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights, we have been and in the future may become subject to intellectual property disputes and we may be found to be infringing, misappropriating or otherwise violating such rights. A claim may also be made relating to technology that we acquire or license from third parties.

We may be unaware of the intellectual property or proprietary rights of others that may cover some or all of our solutions. Regardless of merit, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages, costs and/or ongoing royalty payments, prevent us from offering our solutions, require us to obtain a license, which may not be available on commercially reasonable terms or at all, require us to re-design our solutions, which could by costly, time-consuming or impossible or require that we comply with other unfavorable terms. If any of our customers are sued, we would in general be required to defend and/or settle the litigation on their behalf. In addition, if we are unable to obtain licenses or modify our solutions to make them non-infringing, we might have to refund a portion of license fees prepaid to us and terminate those agreements, which could further exhaust our resources. In addition, we may pay substantial settlement amounts or royalties on future solution sales to resolve claims or litigation, whether or not legitimately or successfully asserted against us. Even if we were to prevail in the actual or potential claims or litigation against us, any claim or litigation regarding our intellectual property and proprietary rights could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Such disputes, with or without merit, could also cause potential customers to refrain from purchasing our solutions or otherwise cause us reputational harm.

We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Any litigation may also involve non-practicing entities, patent holding companies or other adverse patent owners. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations.

If we are unable to obtain, maintain, protect or enforce our intellectual property and proprietary rights, our competitive position could be harmed or we could be required to incur significant expenses.

Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary rights, including proprietary technology. We establish and protect our intellectual property and proprietary rights, including our proprietary information and technology through a combination of licensing agreements, third-party nondisclosure agreements, confidentiality procedures and other contractual provisions, as well as through patent, trademark, trade dress, copyright, trade secret and other intellectual property laws in the United States and similar laws in other countries. However, the steps we take to obtain, maintain, protect and enforce our intellectual property and proprietary rights may be inadequate. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, reverse engineering, accessing or otherwise obtaining and using our technology, intellectual property or proprietary rights or solutions without our permission. The laws of some foreign countries, including countries in which our solutions are sold, may not be as protective of intellectual property and proprietary rights as those in the United States, and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our intellectual property and proprietary rights. In each case, our ability to compete could be significantly impaired.

In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights, trade secrets or other intellectual property and proprietary rights, or any applications for any of the foregoing, including through administrative processes such as re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. The legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving. There can be no assurance that our patent applications will result in issued patents or whether the examination process will require us to narrow the scope of the claims sought. In addition, our issued patents, and any patents issued from our pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, may be successfully challenged, invalidated or circumvented by third parties, or may not prove to be enforceable in actions brought against alleged infringers. The value of our intellectual property and proprietary rights could also diminish if others assert rights therein or ownership thereof, and we may be unable to successfully resolve any such conflicts in our favor or to our satisfaction.

To prevent substantial unauthorized use of our intellectual property and proprietary rights, it may be necessary to prosecute actions for infringement, misappropriation or other violation of our intellectual property and proprietary rights against third parties. Any such action may be time-consuming and could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action, even when our rights have been infringed, misappropriated or otherwise violated. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights.

Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property and proprietary rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including customers and third-party service providers, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

If our security measures or those of our third-party service providers are breached or fail and result in unauthorized disclosure of data, we could lose school clients, fail to attract new school clients and be exposed to protracted and costly litigation as a result of the harm to a student’s wellbeing or other damages.

Our platform and solutions store and transmit proprietary and confidential school, student, and company information, which may include personal information of students, prospective students, faculty and employees, that is subject to stringent legal and regulatory obligations. As a technology company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and our school clients’ offerings. Although we devote significant resources to prevent unwanted intrusions and to protect our systems and data, whether such data is housed internally or by external third parties, the techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. Cyber threat actors are becoming more sophisticated and coordinated in their attempts to access information technology (IT) systems and data. While we have implemented certain safeguards and processes to thwart unwanted intrusions and to protect the data in our platform and computer systems, whether housed internally or externally by third parties, such safeguards and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our platform and systems. We and certain of our third-party service providers have experienced and may continue to experience cyber incidents of varying degrees and type in the conduct of our business. Although such incidents did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. If our security measures are breached or fail as a result of third-party action, user error, malfeasance or otherwise, it could result in the loss or misuse of proprietary and confidential school, student (including prospective student), employee and company information, or harm the safety, wellbeing or academic outcomes of students, all of which could subject us to significant liability, or interrupt our business, potentially over an extended period of time. For example, data breaches or failures could result in a student’s grades being misreported on that student’s transcripts, which could negatively affect students’ emotional health and educational and career prospects.

Any or all of these issues could harm our reputation, adversely affect our ability to attract new school clients and students, cause existing school clients to scale back their offerings or elect not to renew their agreements, cause prospective students not to enroll or existing students to not stay enrolled in our offerings, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective school clients or students. In addition, our insurance coverage may not be adequate to cover costs, expenses and losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach. As a result, we may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

Many governments have enacted laws that require companies and institutions to notify impacted individuals of data breach incidents, usually in writing. Under the terms of our contracts with our school clients, we would be responsible for the costs of investigating and disclosing data breaches to the school clients and their students. In addition to costs associated with investigating and fully disclosing a data breach, we could be subject to regulatory proceedings or private claims by affected parties, which could result in substantial monetary fines or damages, and our reputation would likely be harmed.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or solutions as a result of any such claims. Any dispute with a customer or other third-party with respect to such obligations could have adverse effects on our relationship with such customer or other third-party and other existing or prospective customers, reduce demand for our solutions and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Our use of open source software could impose limitations on our ability to commercialize our solutions or subject us to litigation or other actions.

Our software contains solutions licensed for use from third-party authors under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other violation claims or the quality of the code. Some open source licenses contain requirements that we make available the source code of modifications or derivative works we create based upon, incorporating or using the type of open source software we use and that we license such modifications or derivative works under the terms of the applicable open source licenses. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, subject to significant damages, enjoined from the sale of our proprietary solutions and required to comply with onerous conditions or restrictions on our proprietary solutions, any of which could be disruptive to our business.

Moreover, if we combine our proprietary solutions with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary solutions to the public or offer our solutions to users at no cost. This could allow our competitors to create similar solutions with lower development effort and time and ultimately could result in a loss of sales for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation or other violation.

The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such an event, we could be required to seek licenses from third parties in order to continue offering our solutions, re-engineer our solutions, discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis or make generally available, in source code form, all or a portion of our proprietary source code, any of which could materially and adversely affect our business and operating results.

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our solutions.

Our continued growth depends on the ability of our existing and potential customers to access our solutions and applications 24 hours a day, seven days a week, without interruption or degradation of performance. We have and, in the future may experience disruptions, outages and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, service interruptions from our hosting or technology partners, human or software errors, capacity constraints, distributed denial of service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by our customers or our contractual commitments, especially during peak usage times and as our solutions become more complex and our user traffic increases. If any of our solutions malfunction or if our customers are unable to access our solutions or deploy them within a reasonable amount of time, or at all, our business would be harmed. The adverse effects of any service interruptions on our reputation and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers expect continuous and uninterrupted access to our solutions and have a low tolerance for interruptions of any duration. Since our customers use our solutions to assist in necessary business and service interactions and to support customer and client-facing applications, any outage on our solutions would impair the ability of our customers to operate their businesses and provide necessary services, which would negatively impact our brand, reputation and customer satisfaction.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to obtain subscription renewals from existing customers, impair our ability to grow our customer base, result in the expenditure of significant financial, technical and engineering resources, subject us to financial penalties and liabilities under our service level agreements, and otherwise could adversely affect our business, results of operations and financial condition.

Failures in internet infrastructure or interference with broadband or wireless access could cause current or potential customers to believe that our solutions are unreliable, leading these customers to switch to our competitors or to avoid using our solutions, which could negatively impact our revenue or harm our opportunities for customer growth.

Our solutions depend in part on our customers’ high-speed broadband or wireless access to the internet. Increasing numbers of customers and bandwidth requirements may degrade the performance of our solutions due to capacity constraints and other internet infrastructure limitations, and additional network capacity to maintain adequate data transmission speeds may be unavailable or unacceptably expensive. If adequate capacity is not available to us, our solutions may be unable to achieve or maintain sufficient data transmission, reliability, or performance. In addition, if internet service providers and other third parties providing internet services, including incumbent phone companies, cable companies and wireless companies, have outages or suffer deterioration in their quality of service, our customers may not have access to or may experience a decrease in the quality of our solutions. These providers may take measures that block, degrade, disrupt, or increase the cost of customer access to our solutions. Any of these disruptions to data transmission could lead customers to switch to our competitors or avoid using our solutions, which could negatively impact our revenue or harm our opportunities for growth.

Real or perceived errors, failures or bugs in our solutions, hosting, support or implementation could adversely affect our business, results of operations, financial condition and growth prospects.

Our solutions are complex, and therefore, undetected errors, failures, bugs or defects may be present in our solutions or occur in the future in our solutions, our technology or software or technology or software we license in from third parties, including open source software, especially when updates or new solutions are released. Such software and technology is used in IT environments with different operating systems, system management software, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which may cause errors, failures, bugs or defects in the IT environment into which such software and technology is deployed. This diversity increases the likelihood of errors, failures, bugs or defects in those IT environments. Despite testing by us, real or perceived errors, failures, bugs or defects may not be found until our customers use our solutions. Real or perceived errors, failures, bugs or defects in our solutions could result in negative publicity, potentially harm the safety, wellbeing and academic outcomes of students, cause a loss of or delay in market acceptance of our solutions and harm to our brand, weaken our competitive position, result in claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs or defects in our solutions could also impair our ability to attract new customers, retain existing customers or expand their use of our solutions, which would adversely affect our business, results of operations and financial condition.

Moreover, as our solutions are adopted by an increasing number of schools and school districts, it is possible that the individuals and organizations behind advanced cyberattacks will begin to focus on finding ways to hack our solutions. If this happens, our customers could be specifically targeted by attackers exploiting vulnerabilities in our solutions, which could subject us to private claims by affected parties and adversely affect our reputation.

Organizations are increasingly subject to a wide variety of attacks on their networks, systems and endpoints. If any of our customers experiences a successful third-party cyberattack on our solutions, such customer could be dissatisfied with our solutions, regardless of whether theft of any of such customer’s data occurred in such attack. Additionally, if customers fail to adequately deploy protection measures or update our solutions, customers and the public may erroneously believe that our solutions are especially susceptible to cyberattacks. Real or perceived security breaches against our solutions could cause disruption or damage to our customers’ networks or other negative consequences and could result in negative publicity to us, damage to our reputation, lead to other customer relations issues, potentially harm the safety and wellbeing of students and adversely affect our revenue and results of operations. We may also be subject to liability claims for damages related to real or perceived errors, failures, bugs or defects in our solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our solutions may harm our business and results of operations. Finally, since some our customers use our solutions for compliance reasons, any errors, failures, bugs, defects, disruptions in service or other performance problems with our solutions may damage our customers’ business and could hurt our reputation.

Incorrect or improper use of our solutions or our failure to properly train customers on how to utilize our solutions could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Our solutions are complex and are used in a wide variety of school environments. The proper use of our solutions requires training of the customer and end user. If our solutions are not used correctly or as intended, inadequate performance may result. Because our customers rely on our solutions, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide maintenance services to our customers may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our solutions.

In addition, if there is substantial turnover of customer personnel responsible for use of our solutions, or if customer personnel are not well trained in the use of our solutions, customers may defer the implementation of our solutions, may use them in a more limited manner than originally anticipated or may not use them at all. Further, if there is substantial turnover of the customer personnel responsible for use of our solutions, our ability to make additional sales may be substantially limited.

If we fail to offer high-quality support, our business and reputation could suffer.

Our customers rely on our customer support personnel to resolve issues and realize the full benefits that our solutions provide. High-quality support is also important for the renewal and expansion of our subscriptions with existing customers. The importance of our support function will increase as we expand our business and pursue new customers. Many of our large customers have complex networks and require high levels of focused support, including premium support offerings, to fully realize the benefits of our solutions. As our customer base continues to grow, we will need to expand our account management, customer service and other personnel and our network of channel partners and system integrators to provide personalized account management and customer service. Any failure by us to maintain the expected level of support could reduce customer satisfaction and hurt our customer retention, particularly with respect to our large customers.

Furthermore, as we sell our solutions internationally, our support organization faces additional challenges, including those associated with delivering support, training and documentation in languages other than English. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could materially harm our reputation, business, financial condition and results of operations, and adversely affect our ability to sell our solutions to existing and prospective customers. The importance of high-quality customer support will increase as we expand our business and pursue new customers.

We may not be able to respond to rapid technological changes with new solution and service offerings. If we fail to predict and respond rapidly to evolving technological trends and our customers’ changing needs, we may not be able to remain competitive.

Our market is characterized by rapid technological change, changing customer needs, frequent new software solution introductions and evolving industry standards. The introduction of third-party solutions embodying new technologies and the emergence of new industry standards and products could make our existing and future software solutions obsolete and unmarketable. We may not be able to develop updated solutions and services that keep pace with these and other technological developments that address the increasingly sophisticated needs of our customers or that meet new industry standards or interoperate with new or updated operating systems and hardware devices. We may also fail to adequately anticipate and prepare for the commercialization of emerging technologies and the development of new markets and applications for our technology and thereby fail to take advantage of new market opportunities or fall behind early movers in those markets. Our customers require that our solutions effectively identify and respond to these challenges on a timely basis without disrupting the performance of our customers’ IT systems or interrupting their operations. As a result, we must continually modify and improve our offerings in response to these changes on a timely basis. If we are unable to evolve our solutions in time to respond to and remain ahead of new technological developments, our ability to retain or increase market share and revenue in our markets could be materially adversely affected.

In addition, the process of developing new technology is complex and uncertain, and if we fail to accurately predict customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts, including significant resources to developing new solutions and solution enhancements before knowing whether the market will accept them. Our new solutions and solution enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing new solutions or enhancements to the market;

•	the failure to accurately predict market or customer demands;

•	defects, errors or failures in the design or performance of our new solutions or solution enhancements;

•	negative publicity about the performance or effectiveness of our solutions;

•	the introduction or anticipated introduction of competing solutions by our competitors; and

•	the perceived value of our solutions or enhancements relative to their cost.

Our competitors, particularly those with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our solutions and new market entrants, we expect competition to intensify in the future. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solutions to achieve or maintain more widespread market acceptance.

We rely on third-party software and intellectual property licenses.

Our solutions include software and other intellectual property and proprietary rights licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of our solutions. We have the expectation, based on experience and standard industry practice, that such licenses generally can be obtained on commercially reasonable terms. However, there can be no assurance that the necessary licenses would be available on commercially reasonable terms, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have a material adverse effect on our business, operating results and financial conditions. In any such case, we may be required to seek licenses to other software or intellectual property or proprietary rights from other parties and re-design our solutions to function with such technology, or develop replacement technology ourselves, which could result in increased costs and solution delays. We may also be forced to limit the features available in our current or future solutions. Moreover, incorporating intellectual property or proprietary rights licensed from third parties on a nonexclusive basis in our solutions, including our software could limit our ability to protect our intellectual property and proprietary rights in our solutions and our ability to restrict third parties from developing similar or competitive technology using the same third-party intellectual property or proprietary rights.

Risks Related to Laws and Regulation

Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our results of operations.

We are subject to regulations and laws specific to the education sector because we offer our solutions and services to students, collect data from students, and offer education and training. Data privacy and security with respect to the collection of personally identifiable information from students continues to be a focus of worldwide legislation and regulation. This includes significant regulation in the European Union (the “EU”), and legislation and compliance requirements in various jurisdictions around the world. Within the United States, several states have enacted legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from students. Examples include statutes adopted by the State of California and most other states that require online services to report certain breaches of the security of personal data and a California statute that requires companies to provide choice to California customers about whether their personal data is disclosed to direct marketers or to report to California customers when their personal data has been disclosed to direct marketers. In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in student registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before students can utilize our services. We post our privacy policies and practices concerning the use and disclosure of student data on our website. However, any failure by us to comply with our posted privacy policies, FTC requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies or by private litigants that could potentially harm our business, results of operations, and financial condition.

Our business may also be subject to laws specific to students, such as the Family Educational Rights and Privacy Act, the Delaware Higher Education Privacy Act and a California statute which restricts the access by postsecondary educational institutions of prospective students’ social media account information. Compliance requirements include obtaining government licenses, disclosures, consents, transfer restrictions, notice and access provisions for which we may in the future need to build further infrastructure to further support. We cannot guarantee that we or our acquired companies prior to our acquisition thereof have been or will be fully compliant in every jurisdiction, due to lack of clarity concerning how existing laws and regulations governing educational institutions affect our business and lengthy governmental compliance process timelines. Moreover, as the education industry continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. Recently, California adopted the Student Online Personal Information Protection Act which prohibits operators of online services used for K-12 school purposes from using or sharing student personal information and Colorado adopted House Bill 16-1423 designed to protect the use of student personal data in elementary and secondary school. These acts do not apply to general audience Internet websites but it is not clear how these acts will be interpreted and the breadth of services that will be restricted by them. Other states may adopt similar statutes. Certain states have also adopted statutes, such as California Education Code § 66400, which prohibits the preparation or sale of material that should reasonably be known will be submitted for academic credit. These statutes are directed at enterprises selling term papers, theses, dissertations and the like, which we do not offer, and were not designed for services like ours which are designed to help students understand the relevant subject matter. Although we will continue to work with academic institutions to enforce our honor code and otherwise discourage students from misusing our services, other states may adopt similar or broader versions of these types of statutes, or the interpretation of the existing or future statutes may impact whether they are cited against us or where we can offer our services.

The adoption of any laws or regulations that adversely affect the popularity or growth in the use of the Internet particularly for educational services, including laws limiting the content and learning programs that we can offer, and the audiences that we can offer that content to, may decrease demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our results of operations.

While we expect and plan for new laws, regulations, and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities, any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact the growth in the use of the Internet for educational purposes and for our services in particular. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments could harm our business, results of operations, and financial condition.

We function as a Health Insurance Portability and Accountability Act (“HIPAA”) “business associate” for certain of our customers and, as such, are subject to strict privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, all of which can adversely affect our business as well as our ability to attract and retain new customers.

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, or HIPAA, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates”. We function as a business associate for certain of our customers that are HIPAA covered entities and service providers, and in that context we are regulated as a business associate for the purposes of HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, we could face substantial civil and even criminal liability. HITECH imposes four tiers of civil monetary penalties and gives state attorneys general authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

As a business associate, we are required by HIPAA to maintain HIPAA-compliant business associate agreements with our customers that are HIPAA covered entities and service providers, as well as our subcontractors that access, maintain, create or transmit individually identifiable health information on our behalf for the rendering of services to our HIPAA covered entity and service provider customers. These agreements impose stringent data security and other obligations on us. If we or our subcontractors are unable to meet the requirements of any of these business associate agreements, we could face contractual liability under the applicable business associate agreement as well as possible civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain customers.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. For example, U.S. federal tax legislation enacted in 2017, informally titled the Tax Cuts and JOBS Act (the “Tax Act”), enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, legislation enacted on March 27, 2020, entitled the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

In addition, the public schools we contract with are financed with government funding from federal, state and local taxpayers. Our business may be adversely affected by changes in tax laws, statutes, rules, regulations, or ordinances or by diminished tax revenues which could lead to significant declines in public school funding. The results of federal and state elections can also result in shifts in education policy and the amount of funding available for various education programs. Any decreased funding for schools may harm our recurring and new business materially if our customers are not able to find and obtain alternative sources of funding.

We are subject to export controls and economic sanctions laws, and our customers and channel partners are subject to import controls that could subject us to liability if we are not in full compliance with applicable laws.

Certain of our solutions are subject to U.S. export controls and we would be permitted to export such solutions to certain countries outside the U.S. only by first obtaining an export license from the U.S. government, or by utilizing an existing export license exception, or after clearing U.S. government agency review. Obtaining the necessary export license or accomplishing a U.S. government review for a particular export may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions, including economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, prohibit the sale or supply of our solutions and services to U.S. embargoed or sanctioned countries, regions, governments, persons and entities.

Although we take precautions to prevent our solutions from being provided in violation of U.S. export control and economic sanctions laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers and the possible loss of export or import privileges. U.S. export controls, sanctions and regulations apply to our channel partners as well as to us. Any failure by our channel partners to comply with such laws, regulations or sanctions could have negative consequences, including reputational harm, government investigations and penalties.

Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. In addition, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and operating results.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, results of operations and financial condition.

Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees, including as a result of actions taken by us in response to the COVID-19 pandemic. Litigation might result in reputational damage and substantial costs and may divert management’s attention and resources, which might adversely impact our business, overall financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our Class A common stock. While we currently are not aware of any material pending or threatened litigation against us, we can make no assurances the same will continue to be true in the future.

We have received allegations from two prior employees alleging, among other things, that non-exempt employees were not paid all wages owed under applicable laws. We are evaluating the allegations and we intend to pursue any defenses that may be available to us should a lawsuit or other action ultimately be brought in either matter. Although we cannot predict the outcome of these allegations, any ultimate liability or settlement cost or legal costs in defending these or any other actions may have a material adverse effect on our financial position or our results of operations in any particular accounting period.

Changes in privacy laws, regulations, and standards may cause our business to suffer.

Our customers can use our platform to collect, use and store certain types of personal or identifying information regarding their employees and students. Federal, state and foreign government bodies and agencies have adopted, are considering adopting or may adopt laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals, such as compliance with the Health Insurance Portability and Accountability Act in the U.S. and the General Data Protection Regulation (“GDPR”) in the EU. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our platform and reduce overall demand or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause our customers’ employees to resist providing the personal data necessary to allow our customers to use our platform effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our platform in certain industries.

All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to process, handle, store, use and transmit demographic and personal information from their employees, customers and suppliers, which could reduce demand for our platform. The EU and many countries in Europe have stringent privacy laws and regulations, which may affect our ability to operate cost effectively in certain European countries. In particular, the EU has adopted the GDPR which went into effect on May 25, 2018 and contains numerous requirements and changes, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Complying with the GDPR may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them. Recent legal developments in Europe have created complexity and regulatory compliance uncertainty regarding certain transfers of personal information from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal information could be transferred from the EU to U.S. entities who had self-certified under the Privacy Shield program. While the CJEU upheld the adequacy of EU-specified standard contractual clauses as an adequate personal information transfer mechanism, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances and that their use must be assessed on a case-by-case basis taking into account the surveillance laws in and the right of individuals afforded by, the destination country. The CJEU went on to state that, if the competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer unless the data exporter has already done so itself. We rely on a mixture of mechanisms to transfer personal data from the EU to the U.S. (including having previously relied on Privacy Shield) and are evaluating what additional mechanisms may be required to establish adequate safeguards for personal information. As supervisory authorities continue to issue further guidance on personal information export mechanisms, including circumstances where the standard contractual clauses cannot be used and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines. Moreover, if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, and we may find it necessary to establish systems in the EU to maintain personal data originating from the EU, which may involve substantial expense and distraction from other aspects of our business. In the meantime, there could be uncertainty as to how to comply with EU privacy law.

In addition to the changing regulatory landscape in the E.U., California enacted the California Consumer Privacy Act of 2018 (“CCPA”) which took effect on January 1, 2020, and which broadly defines personal information, gives California residents expanded privacy rights, allows consumers to opt out of certain data sharing with third parties, and provides for civil penalties for violations, and includes a new cause of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act (“CPRA”), certified by the California Secretary of State to appear as a ballot initiative was passed by Californians during the November 3, 2020 election. The CPRA will significantly modify the CCPA, and will impose additional data protection obligations on companies doing business in

California, potentially resulting in further complexity. The effects of this legislation are potentially far-reaching and may require us to modify our data management practices and to incur substantial expense in an effort to comply.

In addition, the Family Educational Rights and Privacy Act, or FERPA, generally prohibits educational institutions that receive federal funding from disclosing PII from a student’s education records without the student’s consent. Through our solutions, our customers and users disclose to us certain information that may originate from or comprise a student education record, as the term is defined under FERPA. As an entity that provides services to institutions, we are often subject to contractual clauses that impose restrictions derived from FERPA on our ability to collect, process, transfer, disclose, and store student data, under which we may not transfer or otherwise disclose any PII from a student record to another party other than in a manner permitted under the statute. If we violate our obligations to any of our educational institution customers relating to the privacy of student records subject to FERPA, such a violation could constitute a material breach of contract with one or more of our customers and could harm our reputation. Further, in the event that we disclose student information in a manner that results in a violation of FERPA by one of our educational customers, the U.S. Department of Education could require that customer to suspend our access to the customer’s student information that is covered under FERPA for a period of at least five years.

We are also subject to the Children’s Online Privacy Protection Act, or COPPA, which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Some of our solutions are directed, in part, at children under the age of 13. Through our solutions, we collect certain personal information, including names and email addresses from children. COPPA is subject to interpretation by courts and other governmental authorities, including the FTC, and the FTC is authorized to promulgate, and has promulgated, revisions to regulations implementing provisions of COPPA, and provides non-binding interpretive guidance regarding COPPA that changes periodically with little or no public notice. Although we strive to ensure that our platform and applications are compliant with applicable COPPA provisions, these provisions may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications, or other technology to address changes in COPPA or interpretations thereof. If we fail to accurately anticipate the application, interpretation or legislative expansion of COPPA we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity and we could be in breach of our customer contracts and our customers could lose trust in us, which could harm our reputation and business.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards, such as the Student Privacy Pledge, from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our customer’s compliance with such standards. Following these privacy standards and adapting to future standards involves significant operational challenges. In addition, any inability or decision not to join these industry initiatives could damage our reputation, inhibit sales, slow our sales cycles and adversely affect our business.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions and platform capabilities. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our solutions and platform capabilities, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

Our failure to comply with a variety of complex procurement rules and regulations could damage our reputation and result on our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts, suspension or debarment from government contracting.

We must comply with laws and regulations relating to government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant laws and regulations that affect us include:

•	federal, state and local laws and regulations (including the Federal Acquisition Regulation or “FAR”) regarding the formation, administration and performance of government contracts;

•

the Civil False Claims Act (and similar state and local false claims acts), which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval; and

•

federal, state and local laws and regulations regarding procurement integrity including gratuity, bribery and anti-corruption requirements as well as limitations on political contributions and lobbying.

Any failure to comply with applicable laws and regulations could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, results of operations and financial condition.

In addition, federal, state and local government entities may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for recompetition.

Risks Related to Being a Public Company

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

Our management team has limited experience managing a public company.

Many members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Our quarterly operating results and other metrics may vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

Our operating results and other metrics have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	the impact of COVID-19 on our customers’ budgets and their ability to purchase or renew at similar volumes to prior periods;

•	the level of demand for our solutions, including our newly-introduced solutions;

•	the timing and use of new subscriptions and renewals of existing subscriptions;

•	the timing and success of new solution announcements and introductions by us and our competitors;

•	our ability to maintain scalable internal systems for reporting, order processing, license fulfillment, solution delivery, purchasing, billing and general accounting, among other functions;

•	the extent to which customers subscribe for additional solutions, license additional solutions or increase the number of use cases;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our offerings;

•

customer budgeting cycles and seasonal buying patterns where our customers often time their purchases and renewals of our solutions to coincide with their fiscal year end, which is typically June 30 for our customers;

•	any changes in the competitive landscape of our industry, including consolidation among our competitors, customers, partners or resellers;

•	timing of costs and expenses during a quarter;

•	deferral of orders in anticipation of new solutions or enhancements announced by us or our competitors;

•	price competition;

•	changes in renewal rates and terms in any quarter;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property by us, including potentially significant amortization costs and possible write-downs;

•	litigation-related costs, settlements or adverse litigation judgments;

•	any disruption in our sales channels or termination of our relationship with channel and other strategic partners;

•	general economic conditions, both domestically and in our foreign markets, and related changes to currency exchange rates;

•	insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our solutions; and

•	future accounting pronouncements or changes in our accounting policies.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

We may fail to meet or exceed the expectations of securities analysts and investors, and the market price for our Class A common stock could decline. If one or more of the securities analysts who cover us change their recommendation regarding our stock adversely, the market price for our Class A common stock could decline. Additionally, our stock price may be based on expectations, estimates or forecasts of our future performance that may be unrealistic or may not be achieved. Further, our stock price may be affected by financial media, including press reports and blogs.

Our billing and collections processing activities are complex and time-consuming, and any delay in transmitting and collecting payment could have an adverse effect on our future revenue.

Billing for our solutions is complex, time-consuming and expensive. Depending on the billing arrangement and applicable law, we often bill various entities within a school district, all of which may have different billing requirements. In addition, because many of our customers are educational institutions and provide fundamental services, it is not possible to cease service when bills are not paid which limits our collection methods. These factors create increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, either of which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of March 31, 2021, we had total current and long-term indebtedness outstanding of approximately $1,596.9 million. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in the First Lien Credit Agreement and Second Lien Credit Agreement have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•

limiting our ability to incur or prepay existing indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments and make changes in the nature of the business, among other things;

•

making us more vulnerable to rising interest rates, as substantially all of our borrowings, including borrowings under the First Lien Credit Agreement and Second Lien Credit Agreement, bear variable rates of interest; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, tax laws, including the disallowance or deferral of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial condition, results of operations, cash flows and prospects. Further, our First Lien Credit

Agreement and Second Lien Credit Agreement contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. With respect to the Revolving Credit Agreement under the First Lien Credit Agreement, we are subject to a springing maximum Total First Lien Net Leverage Ratio (as defined therein) covenant of 7.75 to 1.00, which is tested quarterly if the aggregate amount of revolving loans, swingline loans and undrawn letter of credit obligations outstanding under the Revolving Credit Agreement (net of cash collateralized letters of credit and up to $15.0 million of non-collateralized or undrawn letters of credit) exceeds 35% of the $180.0 million (effective upon the consummation of the initial public offering, $289.0 million) of commitments thereunder.

Interest rates under the First Lien Credit Agreement and the Second Lien Credit Agreement are based partly on the London interbank offered rate (“LIBOR”) the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Further, we may need to renegotiate our agreements or any other borrowings that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our current indebtedness levels, the related risks that we face could intensify.

Variable rate indebtedness that we have incurred or may in the future incur will subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Substantially all of our borrowings, including borrowings under our First Lien Credit Agreement and Second Lien Credit Agreement, bear variable rates of interest. An increase in prevailing interest rates would increase our debt service obligations, which would have a negative impact on our net income and cash flows, including cash available for servicing our indebtedness.

We may not be able to generate sufficient cash flow to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit worthiness, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures and acquisitions, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. Refinancings may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our First Lien Credit Agreement and Second Lien Credit Agreement include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for certain purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our First Lien Credit Agreement and Second Lien Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our First Lien Credit Agreement and Second Lien Credit Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	incur liens;

•	merge, dissolve, liquidate, amalgamate, consolidate or sell all or substantially all of our assets;

•	declare or pay certain dividends, payments or distribution or repurchase or redeem certain capital stock;

•	permit our subsidiaries to enter into agreements restricting their ability to pay dividends, make loans, incur liens and sell assets; and

•	make certain investments.

These restrictions could limit, potentially significantly, our operational flexibility and affect our ability to finance our future operations or capital needs or to execute our business strategy.

The phase-out of the LIBOR, or the replacement of LIBOR with a different reference rate, may adversely affect interest rates.

Borrowings under our First Lien Credit Agreement and Second Lien Credit Agreement bear interest at rates determined using LIBOR as the reference rate. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted, and currently it appears highly likely that LIBOR will be discontinued or substantially modified by the end of 2021.

Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Furthermore, we may need to renegotiate our First Lien Credit Agreement and Second Lien Credit Agreement or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such indebtedness.

We may be unable to refinance our indebtedness.

Our Revolving Credit Agreement matures on July 31, 2023 (but upon the consummation of this initial public offering will currently mature on May 2, 2025), our First Lien Term Loan Facility matures on July 31, 2025, our Second Lien Credit Agreement matures on July 31, 2026, and our Bridge Loan matures on August 31, 2022. In addition, we may need to refinance all or a portion of our indebtedness before maturity. Our ability to repay, refinance, replace or extend these facilities by their maturity dates will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under these facilities, we could be forced to undertake alternate financings, including a sale of additional common stock, negotiate for an extension of the maturity of the applicable facility or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay indebtedness. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our competitive position and results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our solution offerings;

•	continue to expand our organization;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, if we issue additional equity to raise capital, your interest in us will be diluted.

Risks Related to Our Organizational Structure

Our principal asset is our interest in Holdings LLC, and, accordingly, we depend on distributions from Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership of equity interests in Holdings LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes, satisfy our obligations under the Tax Receivable Agreement and pay operating expenses or declare and pay dividends, if any, in the future depends on the financial results and cash flows of Holdings LLC and its subsidiaries and distributions we receive from Holdings LLC. There can be no assurance that Holdings LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of Holdings LLC and its subsidiaries, will permit such distributions.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, for U.S. federal income tax purposes, taxable income of Holdings LLC is allocated to the LLC Unitholders, including us. Accordingly, we incur income taxes on our distributive share of any net taxable income of Holdings LLC. Under the terms of the LLC Operating Agreement, Holdings LLC is obligated to make tax distributions to LLC Unitholders, including us. In addition to tax and dividend payments, we also incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors we cannot precisely quantify the likely tax benefits we may realize as a result of our purchase of LLC Units and LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC, and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. Under the LLC Operating Agreement, tax distributions shall be made on a pro rata basis among the LLC Unitholders, and will be calculated without regard to any applicable basis adjustment under Section 743(b) of the Code, which means that the amount of tax distributions will be determined based on the LLC Unitholder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will equal the highest combined maximum U.S. federal, state, and local income tax rate applicable to a taxable individual or corporation in any jurisdiction in the United States, but will be made pro rata based on ownership of LLC Units, and so Holdings LLC will be required to make tax distributions that, in the aggregate, will likely significantly exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer.

We intend to cause Holdings LLC to make (1) pro rata cash distributions to the owners of LLC Units (including us) in amounts sufficient to fund all or part of their tax obligations in respect of taxable income allocated to them (as discussed above) and to fund our obligation to make payments under the Tax Receivable Agreement and (2) non-pro rata reimbursements to us in respect of our expenses.

However, Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would violate either any contract or agreement to which Holdings LLC or its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Holdings LLC or its subsidiaries insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LLC or its subsidiaries is a party. See “—Risks Related to Our Class A Common Stock and This Offering,” “Dividend Policy,” “Organizational Structure—Tax Receivable Agreement” and “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

If Holdings LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status. Even as a partnership for U.S. federal income tax purposes, Holdings LLC could become liable for amounts resulting from adjustments to its tax returns for prior years.

We intend to operate such that Holdings LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, transfers of LLC Units could cause Holdings LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If Holdings LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we might be subject to potentially significant tax inefficiencies, including as a result of our inability to file a consolidated U.S. federal income tax return with Holdings LLC. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Holdings LLC’s assets) were subsequently determined to have been unavailable. Even if Holdings LLC continues to be treated as a partnership for U.S. federal income tax purposes, certain adjustments to Holdings LLC’s tax return for prior years may result in liabilities for Holdings LLC.

In addition, legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself with respect to taxable years of the partnership that are open to adjustment, including taxable years prior to the offering, in certain circumstances, absent an election to the contrary. Holdings LLC (or any subsidiary of Holdings LLC that is treated as a partnership for U.S. federal income tax purposes) may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.

Conflicts of interest could arise between our shareholders and Topco LLC, which may impede business decisions that could benefit our shareholders.

Topco LLC, which will be the only holder of LLC Units other than us upon consummation of this offering, has the right to consent to certain amendments to the LLC Operating Agreement, as well as to certain other matters. Topco LLC may exercise these voting rights in a manner that conflicts with the interests of our shareholders. Circumstances may arise in the future when the interests of Topco LLC conflict with the interests of our shareholders. As we control Holdings LLC, we have certain obligations to Topco LLC as an LLC Unitholder that may conflict with fiduciary duties our officers and directors owe to our shareholders. These conflicts may result in decisions that are not in the best interests of shareholders.

The Tax Receivable Agreement requires us to make cash payments to Topco LLC, Vista and Onex in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Topco LLC, Vista and Onex. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to Topco LLC, Vista and Onex equal to 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC, (ii) certain tax attributes of the Blocker Entities (including net operating losses (“NOLs”) and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC (including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest). Due to the uncertainty of various factors we cannot precisely quantify the likely tax benefits we will realize as a result of the purchase of LLC Units and LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC, and the resulting amounts we are likely to pay out to Topco LLC, Vista and Onex pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to Topco LLC, Vista and Onex under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LLC or its subsidiaries is a party. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon Topco LLC maintaining a continued ownership interest in the LLC.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges by Topco LLC, the amount of gain recognized by Topco LLC, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable. See “Organizational Structure—Tax Receivable Agreement.”

We may incur tax and other liabilities attributable to the Blocker Entities as a result of the Blocker Contributions.

Following the Blocker Contributions, each of the Blocker Entities will become subsidiaries of PowerSchool Holdings, Inc. As a result of such transactions, the former equityholders of the Blocker Entities will exchange all of the equity interests in the Blocker Entities for shares of Class A common stock and enter into the Tax Receivable Agreement. As the parent entity of the Blocker Entities, PowerSchool Holdings Inc. will generally succeed to and be responsible for any outstanding or historical tax or other liabilities of the Blocker Entities, including any liabilities that might be incurred as a result of the transactions described in the previous sentence. Any such liabilities for which PowerSchool Holdings Inc. is responsible could have an adverse effect on our liquidity and financial condition.

The U.S. Internal Revenue Service (the “IRS”) might challenge the tax benefits we receive in connection with this offering and the related transactions and in connection with future acquisitions of units. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS or other applicable taxing authority to challenge a tax basis increase or the availability of Blocker Entities’ NOLs or other tax attributes of the Blocker Entities, Holdings LLC or subsidiaries of Holdings LLC, we will not be reimbursed for any cash payments previously made to Topco LLC pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. For example, if the IRS later asserts that we did not obtain a tax basis increase or disallows or defers (in whole or in part) the availability of NOLs due to a potential ownership change under Section 382 of the Code, among other potential challenges, then we would not be reimbursed for any cash payments previously made to Topco LLC pursuant to the Tax Receivable Agreement with respect to such tax benefits that we had initially claimed. Instead, any excess cash payments made by us pursuant to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. In addition, we will not be permitted to settle any such challenge with the IRS or other applicable taxing authority if it could have a material effect on the Tax Receivable Agreement holders’ rights without the consent of Topco LLC or its designee and the Onex representative. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex and their application to certain aspects of our structure are uncertain and there is no explicit authority in this regard, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

The amounts that we may be required to pay to Topco LLC, Vista and Onex under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination or other changes of control were to occur, (2) we breach any of our material obligations under the Tax Receivable Agreement or (3) at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.” We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of a change in control, material breach or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to Topco LLC, Vista and Onex that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we would be required to make an immediate cash payment equal to the anticipated future tax benefits that are the subject of the Tax Receivable Agreement discounted in accordance with the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon Topco LLC, Vista and Onex that will not benefit the other common shareholders to the same extent as they will benefit Topco LLC, Vista and Onex.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon Topco LLC as the only other LLC Unitholder that will not benefit the holders of our Class A common stock (other than Vista and Onex) to the same extent. We will enter into a Tax Receivable Agreement with Topco LLC, Vista and Onex, which will provide for the payment by us to Topco LLC, Vista and Onex, collectively, of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC, (ii) certain tax attributes of the Blocker Entities (including “NOLs” and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC (including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest). Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of purchases of LLC Units with the proceeds of this offering and LLC Unit exchanges in the future and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC, and the resulting amounts we are likely to pay out to Topco LLC, Vista and Onex pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the tax attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the attributes covered by the Tax Receivable Agreement, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and shareholders’ equity could be negatively affected. See “Organizational Structure—Tax Receivable Agreement.”

Holdings LLC will be required to make distributions to us and Topco LLC and we expect that the distributions will be substantial.

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to its members, including

us. We intend to cause Holdings LLC to make tax distributions quarterly to the LLC Unitholders (including us), in each case on a pro rata basis based on Holdings LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code which means that the amount of tax distributions will be determined based on the LLC Unitholder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will equal the highest combined maximum U.S. federal, state, and local income tax rate applicable to a taxable individual or corporation in any jurisdiction in the United States, but will be made pro rata based on ownership of LLC Units, and so Holdings LLC will be required to make tax distributions that, in the aggregate, will likely significantly exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer. In addition, we intend to cause Holdings LLC to make pro rata distributions to the LLC Unitholders (including us) in order to provide us with the funds necessary for us to satisfy our obligations to make payments under the Tax Receivable Agreement. Funds used by Holdings LLC to satisfy its tax distribution obligations and funds distributed by Holdings to the LLC Unitholders (including us) in order to enable us to satisfy our obligations to make payments under the Tax Receivable Agreement will not be available for reinvestment in our business. Moreover, we expect that these tax distributions will be substantial, and will likely significantly exceed (as a percentage of Holdings LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, they will not be required to do so, and may in their sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination. To the extent that we do not distribute such excess cash as dividends on the Class A common stock and instead, for example, holds such cash balances, the LLC Unitholders (not including us) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units for shares of the Class A common stock, notwithstanding that such limited partners may previously have participated as holders of LLC Units in distributions by Holdings LLC that resulted in such excess cash balances at our level. See “Dividend Policy.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and certain of our subsidiaries are subject to income taxes outside of the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local tax authorities, and certain of our subsidiaries may be subject to audits of income, sales and other transaction taxes by non-U.S. tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (1) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of Holdings LLC, we will control and manage Holdings LLC. On that basis, we believe that our interest in Holdings LLC is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control Holdings LLC, interests in Holdings LLC could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Class A Common Stock and This Offering

Our Principal Stockholders control us, and their interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with our Principal Stockholders will control approximately                 % of the voting power of our outstanding common stock, or                 % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power controlled after the offering, our Principal Stockholders will control the vote of all matters submitted to a vote of our shareholders. This control will enable our Principal Stockholders to control the election of the members of our Board and all other corporate decisions. Even when our Principal Stockholders cease to control a majority of the total voting power, for so long as our Principal Stockholders continue to own a significant percentage of our common stock, our Principal Stockholders will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, our Principal Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as our Principal Stockholders continue to own a significant percentage of our common stock, our Principal Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

In addition, in connection with this offering, we will enter into a Stockholders Agreement with Topco LLC, Vista and Onex that provides Vista and Onex with certain rights. The Stockholders

Agreement will provide each of Vista and Onex with an independent right to designate the following number of nominees for election to our Board: (i) three nominees so long as such Principal Stockholder controls 25% or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) two nominees for so long as such Principal Stockholder controls 15% or more of the voting power of our stock entitled to vote generally in the election of directors; and (iii) one nominee for so long as such Principal Stockholder controls 5% or more of the voting power of our stock entitled to vote generally in the election of directors. The Stockholders Agreement will also provide that Vista and Onex may assign such right to an affiliate of our Principal Stockholders. The Stockholders Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista and Onex. See “Certain Relationships and Related Party Transactions — Policies for Approval of Related Party Transactions — Stockholders Agreement” for more details with respect to the Stockholders Agreement.

Our Principal Stockholders and their affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, our Principal Stockholders and their affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of our Principal Stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Principal Stockholders also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Stockholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you or may not prove beneficial.

Upon listing of our shares of Class A common stock on the New York Stock Exchange, we will be a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.

After completion of this offering, our Principal Stockholders will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors on our Board, our compensation and nominating and corporate governance committees may not consist entirely of independent directors and our compensation and nominating and corporate governance committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We may allocate the net proceeds from this offering in ways that you and other shareholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our stock price to decline.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2017 or five years of Selected Consolidated Financial Data in this prospectus. We could be an emerging growth company for up to five years after the first sale of our Class A common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the market price for our Class A common stock may be more volatile.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Topco LLC, Vista and Onex control, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which Topco LLC, Vista and Onex control, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Topco LLC, Vista and Onex control, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when Topco LLC, Vista and Onex control, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Topco LLC, Vista and Onex control, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to Topco LLC, Vista and Onex.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested shareholder for a period of three years following the date on which the shareholder became an interested shareholder. However, our certificate of incorporation to be effective at or prior to the consummation of this offering will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding Topco LLC, Vista and Onex and any of their direct or indirect transferees and any group as to which such persons are a party) who acquires at least 85% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $                 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately     % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we have been approved to list our Class A common stock on the New York Stock Exchange under the trading symbol “PWSC,” an active trading market for our Class A common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our Class A common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

Our operating results and stock price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations, including as a result of the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our Class A common stock may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather, war and health crises such as the COVID-19 pandemic; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the market price and liquidity of our shares of Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares of Class A common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have                  outstanding shares of Class A common stock based on the number of shares outstanding as of                 , 2021. This includes shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting (Conflicts of Interest)” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of Class A common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of Class A common stock sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our First Lien Credit Agreement and Second Lien Credit Agreement. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our Class A common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our Class A common stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Our Principal Stockholders may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Our Principal Stockholders are the business of making or advising on investments in companies and hold (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business or be suppliers or customers of ours. For example, while our Principal Stockholders and their affiliates do not currently have other substantial investments or portfolio companies that compete in the K-12 education industry, they may in the future. Our Principal Stockholders may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that none of our officers or directors who are also an officer, director, employee, partner, managing director, principal, independent contractor or other affiliate of our Principal Stockholders will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	the impact on our operations and financial condition from the effects of the current COVID-19 pandemic;

•	our history of cumulative losses and expectation that we will not be profitable for the foreseeable future;

•	risks associated with failing to continue our recent growth rates;

•	the competitiveness of the market in which we operate;

•	risks and uncertainties associated with potential acquisitions and divestitures;

•	our ability to retain, hire and integrate skilled personnel including our senior management team;

•	our ability to develop, introduce and market new and enhanced versions of our solutions to meet customer needs and expectations;

•	our ability to scale our business and manage our expenses;

•	the impact of adverse general and industry-specific economic and market conditions;

•	risks to our revenue from changes in the spending policies or budget priorities for government funding of K-12 schools;

•	risks related to the procurement process and budget decision by government entities;

•	our ability to correctly estimate market opportunity and forecast market growth;

•	our ability to successfully develop new solutions or materially enhance current solutions through our research and development efforts;

•	risks caused by delays in upturns or downturns being reflected in our financial position and results of operations;

•	the length and variability of our sales cycles;

•	risks related to negotiating leverage and the demands of our large customers;

•	our ability to change our pricing models, if necessary to compete successfully;

•	our ability to acquire new accounts and successfully retain existing accounts;

•	our ability to maintain, enhance and protect our brand;

•	the impact of any catastrophic events;

•	the seasonality of our sales and customer growth;

•	the effects of interruptions or delays in services provided by our data centers or other third parties;

•	risks associated with lawsuits by third parties for alleged infringement, misappropriation or other violation of their intellectual property and proprietary rights;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our current and future solutions;

•	the impact of potential information technology or data security breaches or other cyber-attacks or other disruptions;

•	the risks associated with indemnity provisions in some of our agreements;

•	the risks related to our use of open source software in certain of our solutions;

•	the impact of interruptions or performance problems associated with our technology or infrastructure;

•	the impact of real or perceived errors, failures or bugs in our solutions;

•	risks related to incorrect or improper use of our solutions or our failure to properly train customers on how to utilize our solutions;

•	our ability to offer high-quality support;

•	our ability to predict and respond to rapidly evolving technological trends and our customers’ changing needs;

•	the fact that our activities are and will continue to be subject to extensive government regulation;

•	our ability to comply with HIPAA;

•	risks related to changes in tax laws;

•	the impact of export and import control laws and regulations;

•	risk relating to non-compliance with anti-corruption, anti-bribery and similar laws;

•	risks related to future litigation;

•	changes in privacy laws and regulations applicable to our business;

•	our ability to comply with legal requirements, contractual obligations and industry standards relating to security, data protection and privacy;

•	risk to our reputation and of liability from a failure to comply with a variety of complex procurement rules and regulation;

•	our reliance on third-party software and intellectual property licenses;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	our management team’s limited experience managing a public company;

•	the impact of variation in our quarterly operating results on the trading price of our stock; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use such net proceeds to acquire                  newly-issued LLC Units (or                  LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holdings LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Holdings LLC intends to apply the proceeds it receives from us (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to:

•	(i) repay in full $320.0 million aggregate principal amount of outstanding indebtedness under our Bridge Loan facility;

•	(ii) repay in full $ million aggregate principal amount of outstanding indebtedness under our Second Lien Term Loan;

•	(iii) repay $ million aggregate principal amount of outstanding indebtedness drawn under our Revolving Credit Agreement;

•	(iv) repay $ million aggregate principal amount of outstanding indebtedness under our First Lien Term Loan;

•	(v) fund $1.0 million of philanthropic initiatives benefitting K-12 educators in North America; and

•	(vi) pay expenses incurred in connection with this offering and the other Organizational Transactions.

Our Bridge Loan bears interest at approximately 3.12% as of March 31, 2021 and matures on August 31, 2022. We had $320.0 million aggregate principal amount outstanding indebtedness under our Bridge Loan as of March, 31, 2021. Our Second Lien Term Loan bears interest at 6.86% as of March 31, 2021 and matures on July 31, 2026. We had $365.0 million aggregate principal amount of outstanding indebtedness under our Second Lien Term Loan as of March 31, 2021. Our Revolving Credit Agreement bears interest at approximately 3.36% as of March 31, 2021 and matures on July 31, 2025. We had $85.0 million of outstanding indebtedness drawn under our Revolving Credit Facility as of March 31, 2021. Our First Lien Term Loan bears interest at 3.36% as of March 31, 2021 and matures on July 31, 2025. We had $757.6 million aggregate principal amount of outstanding indebtedness under our First Lien Term Loan as of March 31, 2021.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase or decrease in the assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming that the initial public offering price per share for the offering remains at $                 (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Certain of the underwriters and/or their affiliates are lenders under our First Lien Term Loan Facility, Second Lien Term Loan Facility, Revolving Credit Agreement and/or Bridge Loan facility and, as such, may receive a portion of the net proceeds from this offering that are used to repay the outstanding borrowings under the First Lien Term Loan Facility, Second Lien Term Loan Facility, Revolving Credit Agreement and Bridge Loan facility. As a result of the intended use of proceeds, such underwriters and/or their affiliates will receive in excess of 5% of the net proceeds from this offering. The receipt of at least 5% of the net proceeds of this offering by the underwriters (or their affiliates) would be considered a “conflict of interest” under FINRA Rule 5121. As such, this offering is being conducted in compliance with FINRA Rule 5121, which requires prominent disclosure of the nature of the conflict of interest in the prospectus for the public offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, including our First Lien Credit Agreement and our Second Lien Credit Agreement, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

Under the terms of the LLC Operating Agreement, Holdings LLC is obligated to make tax distributions to current and future unitholders, including us, with such distributions to be made on a pro rata basis among the LLC Unitholders based on Holdings LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code, which means that the amount of tax distributions will be determined based on the LLC Unitholder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will equal the highest combined maximum U.S. federal, state, and local income tax rate applicable to a taxable individual or corporation in any jurisdiction in the United States, but will be made pro rata based on ownership of LLC Units, and so Holdings LLC will be required to make tax distributions that, in the aggregate, will likely significantly exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer. We expect that these tax distributions will be substantial, and will likely significantly exceed (as a percentage of Holdings LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock (subject to the limitations set forth in the preceding paragraph), it will not be required (and does not currently intend) to do so, and may in its sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

CAPITALIZATION

The following table describes our cash and consolidated capitalization as of March 31, 2021:

•	of Holdings LLC on an actual basis;

•	of PowerSchool Holdings, Inc. on a pro forma basis, after giving effect to the Organizational Transactions other than this offering; and

•

of PowerSchool Holdings, Inc. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions and our sale of                  shares of Class A common stock in this offering at an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares) and the application of the net proceeds of the offering as set forth in “Use of Proceeds.”

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds,” “Organizational Structure,” “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of March 31, 2021
	Actual Holdings LLC		Pro Forma for the Organizational Transactions (other than the offering)		Pro Forma As Adjusted for the Organizational Transactions (including the offering)
(dollars in thousands, except share and per share data and footnotes)
Cash	$		$		$

Indebtedness:
First Lien Term Loan Agreement	$		$		$
Second Lien Term Loan Agreement
First Lien Revolving Credit Agreement(1)
Common units

Class A common stock, $0.0001 par value per share, million shares authorized; no shares issued and outstanding, on an actual basis; shares authorized, no shares issued and outstanding, on a pro forma basis; million shares authorized; shares issued and outstanding, on a pro forma as adjusted basis		—		—
Class B common stock, $0.0001 par value per share, million shares authorized; no shares issued and outstanding, on an actual basis; shares authorized; no shares issued and outstanding, on a pro forma basis; shares authorized; shares issued and outstanding, on a pro forma as adjusted basis		—		—
Retained earnings (deficit)		—		—

Total member’s/ shareholders’ equity (deficit)

Non-controlling interests(2)

Total capitalization	$		$		$

(1)

As of March 31, 2021, we had an additional $95.0 million available for borrowing under our Revolving Credit Agreement. An additional $55.0 million has been drawn on the Revolving Credit Agreement since January 1, 2021, bringing the total available for borrowing under the agreement to $85.0 million. Effective upon the consummation of the initial public offering, the commitments under our Revolving Credit Agreement will be increased by $109.0 million to $289.0 million. We intend to use a portion of the net proceeds from this offering to repay outstanding borrowings under our Revolving Credit Agreement. See “Use of Proceeds.”

(2)

On a pro forma as adjusted basis, includes the Holdings LLC interests not owned by us, which represents                % of Holdings LLC’s LLC Units. Topco LLC will hold the non-controlling economic interest in Holdings LLC. PowerSchool Holdings, Inc. will hold                 % of the economic interest in Holdings LLC.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $                 million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $                 million, based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock to be outstanding after the completion of this offering excludes                  shares of Class A common stock that may be issuable upon exercise of exchange rights held by Topco LLC.

DILUTION

Because Topco LLC does not own any Class A common stock or other economic interests in PowerSchool Holdings, Inc., we have presented dilution in pro forma net tangible book value per share after this offering assuming that Topco LLC had all of its LLC Units redeemed or exchanged for newly-issued shares of Class A common stock (rather than for cash and based upon an assumed offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and the cancellation for no consideration of all of its shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from PowerSchool Holdings, Inc.) in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the pro forma net tangible book value per share of Class A common stock after this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Organizational Transactions, including the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and the Assumed Redemption. Our pro forma net tangible book value (deficit) as of March 31, 2021 was $             million, or $             per share of Class A common stock. This represents an immediate increase in net tangible book value to Topco LLC of $             per share and an immediate dilution to new investors in this offering of $             per share. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2021 before this offering(1)	$
Increase in net tangible book value per share attributable to the investors in this offering	$

Pro forma net tangible book value (deficit) per share after this offering		$

Dilution in net tangible book value per share to the investors in this offering		$

(1)	The computation of pro forma net tangible book value per share as of March 31, 2021 before this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities
Pro forma net tangible book value(a)	$

Shares of Class A common stock outstanding(a)

Pro forma net tangible book value per share	$

(a)	Gives pro forma effect to the Organizational Transactions (other than this offering) and the Assumed Redemption.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease pro forma net tangible book value by $                 million, or $                 per share, and would increase or decrease the dilution per share to the investors in this offering by $                 based on the assumptions set forth above.

The following table summarizes as of March 31, 2021, after giving effect to the Organizational Transactions (including this offering), the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by Topco LLC, Vista and Onex and by the purchasers in this offering, based upon an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses, after giving effect to the Assumed Redemption:

	Shares of Class A Common Stock Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing owners			%	$		%	$
Investors in this offering

Total		100%		$	100%

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from PowerSchool Holdings, Inc. If the underwriters’ option to purchase additional shares is exercised in full, after giving effect to the Assumed Redemption, Topco LLC, Vista and Onex would own approximately                 % and the investors in this offering would own approximately                 % of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, after giving effect to the Assumed Redemption, the pro forma net tangible book value (deficit) per share after this offering would be $                 per share, and the dilution in the pro forma net tangible book value (deficit) per share to the investors in this offering would be $                 per share.

The tables and calculations above are based on the number of shares of common stock outstanding as of March 31, 2021 (after giving effect to the Organizational Transactions). To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, the selected consolidated financial data for Holdings LLC and its subsidiaries. Holdings LLC is the predecessor of PowerSchool Holdings, Inc. for financial reporting purposes. The selected consolidated statement of operations data for each of the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 presented below have been derived from the audited consolidated financial statements and notes of Holdings LLC and its subsidiaries, included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2020 and 2021 and the selected consolidated balance sheet data as of March 31, 2021 have been derived from the unaudited condensed consolidated financial statements and notes of Holdings LLC and its subsidiaries included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such interim financial statements.

The information set forth below should be read together with the “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The selected consolidated financial data of PowerSchool Holdings, Inc. have not been presented as PowerSchool Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Holdings LLC Year Ended December 31,		Holdings LLC Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share and per unit data)		(in thousands, except per share and per unit data)
Consolidated Statement of Operations Data:
Revenue:
Subscriptions and support	$308,161	$370,853	$87,721	$103,092
Service	45,559	49,471	10,563	12,953
License and other	11,271	14,564	1,791	2,103

Total revenue	364,991	434,888	100,075	118,148

Cost of Revenue:
Subscriptions and support	98,467	108,158	25,224	29,032
Service	38,647	41,324	9,603	10,695
License and other	1,051	1,320	294	398
Depreciation and amortization	31,821	41,000	9,329	11,756

Total cost of revenue	169,986	191,802	44,450	51,881

Gross Profit	195,005	243,086	55,625	66,267

Operating Expenses:
Research and development	61,160	70,673	17,091	18,545
Selling, general, and administrative	86,916	92,711	23,782	25,329
Acquisition costs	2,519	2,495	2	5,603
Depreciation and amortization	52,319	54,744	13,946	14,559

Total operating expenses	202,914	220,623	54,821	64,036

	Holdings LLC Year Ended December 31,		Holdings LLC Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share and per unit data)		(in thousands, except per share and per unit data)
(Loss) Income from Operations	(7,909)	22,463	804	2,231
Interest Expense	85,264	68,714	19,551	17,262
Other Expense (Income)	208	358	(1,841)	145

(Loss) before Income Taxes	(93,381)	(46,609)	(16,906)	(15,176)
Income Tax (Benefit)	(2,652)	39	(24)	(15,659)

Net (Loss) Income	(90,729)	(46,648)	(16,882)	483
Other Comprehensive (Loss) Income—Foreign Currency Translation	(22)	353	(528)	153

Total Other Comprehensive (Loss) Income	(22)	353	(528)	153

Comprehensive (Loss) Income	(90,751)	(46,295)	(17,410)	636

Net (Loss) Income Attributable to Noncontrolling Interests

Net (Loss) Income Attributable to Holdings LLC Member

	Holdings LLC		Holdings LLC
	As of December 31,		As of March 31, 2021
	2019	2020
Consolidated Balance Sheet Data (at period end):
Cash	$38,991	$52,734	$29,600
Working capital(1)	(153,236)	(219,405)	(238,534)
Total assets	3,169,703	3,200,700	3,537,292
Long-term debt, less current portion	1,163,662	1,160,326	1,475,057
Total liabilities	1,450,138	1,522,827	1,857,867
Total member’s/ shareholders’ equity	1,719,565	1,677,873	1,679,425

(1)	We define working capital as current assets less current liabilities.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Adjusted Gross Profit

Adjusted Gross Profit is a supplemental measure of operating performance that is not made under GAAP and that does not represent, and should not be considered as, an alternative to gross profit, as determined in accordance with GAAP. We define Adjusted Gross Profit as gross profit, adjusted for depreciation, unit-based compensation expense, restructuring and acquisition-related expenses and amortization of acquired intangible assets and capitalized product development costs.

We use Adjusted Gross Profit to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted Gross Profit is a useful measure to us and to our investors because it provides consistency and comparability with our past financial performance and between fiscal periods, as the metric generally eliminates the effects of the variability of depreciation, unit-based compensation, restructuring expense, acquisition-related expenses, and amortization of acquired intangibles and capitalized product development costs from period to period, which may fluctuate for reasons unrelated to overall operating performance. We believe that the use of this measure enables us to more effectively evaluate our performance period-over-period and relative to our competitors.

A reconciliation of Adjusted Gross Profit to gross profit, the most directly comparable GAAP measure, is as follows:

	Holdings LLC
	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Gross Profit	$195,005	$243,086	$55,625	$66,267
Depreciation	1,627	1,566	351	393
Unit-based compensation(1)	352	359	80	81
Restructuring(2)	762	1,594	98	587
Acquisition-Related Expense(3)	3,055	465	(8)	84
Amortization	30,194	39,434	8,978	11,363

Adjusted Gross Profit	$230,995	$286,504	$65,124	$78,774

% Gross Profit Margin	53.4%	55.9%	55.6%	56.1%
% Adjusted Gross Profit Margin	63.3%	65.9%	65.1%	66.7%

(1)	Refers to expenses flowing through gross profit associated with unit-based compensation.
(2)

Refers to expenses flowing through gross profit related to migration of customers from legacy to core products, and severance expense related to offshoring activities, facility closures and executive departures.

(3)	Refers to expenses flowing through gross profit incurred to execute and integrate acquisitions, including retention awards and severance for acquired employees.

Adjusted Gross Profit has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted Gross Profit should not be considered as a replacement for gross profit, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure of operating performance that is not made under GAAP and that does not represent, and should not be considered as, an alternative to net income (loss), as determined by GAAP. We define Adjusted EBITDA as net (loss) income adjusted for net interest expense, depreciation and amortization, provision for (benefit from) income tax, unit-based compensation expense, management fees, restructuring expense, and acquisition-related expense.

We use Adjusted EBITDA to understand and evaluate our core operating performance and trends and to develop short-term and long-term operating plans. We believe that Adjusted EBITDA facilitates comparison of our operating performance on a consistent basis between periods and, when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.

A reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable GAAP measure, is as follows:

	Holdings LLC
	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net (loss) income	$(90,729)	$(46,648)	$(16,882)	$483
Add:
Amortization	76,331	88,400	21,335	24,695
Depreciation	7,809	7,344	1,940	1,620
Net interest expense(1)	85,091	68,611	19,508	17,255
Income tax (benefit) expense	(2,652)	39	(24)	(15,659)
Unit-based compensation(2)	5,832	5,592	1,412	1,364
Management Fees(3)	1,335	839	239	76
Restructuring(4)	1,626	5,027	114	1,537
Acquisition-Related Expense(5)	8,217	6,438	1,447	6,262

Adjusted EBITDA	$92,860	$135,642	$29,089	$37,633

(1)	Interest expense, net of interest income.
(2)	Refers to expense associated with unit-based compensation.
(3)	Refers to expense associated with collaboration with our principal stockholders and their internal consulting groups.
(4)

Refers to costs incurred related to migration of customers from legacy to core products, the sale lease-back transaction for our Bethlehem facility, remaining lease obligations for abandoned facilities, severance expense related to offshoring activities, facility closures, and executive departures, and event cancellation fees related to COVID-19.

(5)

Refers to direct transaction and debt related fees reflected in our acquisition costs line item of our income statement and incremental acquisition-related costs that are incurred to perform diligence, execute and integrate acquisitions, including retention awards and severance for acquired employees, and other transaction and integration expenses. These incremental costs are embedded in our research and development, selling, general and administrative and cost of revenue line items.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted EBITDA should not be considered as a replacement for net loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

Free Cash Flow

Free Cash Flow is a supplemental measure of liquidity that is not made under GAAP and that does not represent, and should not be considered as, an alternative to cash flow from operations, as determined by GAAP. We define Free Cash Flow as net cash provided by operating activities less, cash used for purchases of property and equipment and capitalized product development costs.

We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated by our operations inclusive of that used for investments in property and equipment and capitalized product development costs.

A reconciliation of Free Cash Flow to net cash flow provided by (used in) operations, the most directly comparable GAAP measure, is as follows:

	Holdings LLC
	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$54,321	$89,489	$(40,027)	$(51,457)
Less:
Purchases of property and equipment	4,469	2,806	1,566	341
Capitalized product development costs	30,473	28,822	8,259	8,565

Free Cash Flow	$19,379	$57,861	$(49,852)	$(60,363)

Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, Free Cash Flow does not represent the total increase or decrease in our cash balance for a given period. Because of these limitations, Free Cash Flow should not be considered as a replacement for cash flow from operations, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The unaudited consolidated pro forma balance sheet as of March 31, 2021 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 present our financial position and results of operations after giving pro forma effect to:

(1)

The Organizational Transactions described under “Organizational Structure,” (not including this offering) as if such transactions occurred on March 31, 2021 for the unaudited pro forma consolidated balance sheet and on January 1, 2020 for the unaudited pro forma consolidated statements of operations;

(2)	The effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;”

(3)	A provision for corporate income taxes on the income attributable to the Issuer at a tax rate of %, inclusive of all U.S. federal, state, local and foreign income taxes; and

(4)	This offering and the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

Our historical consolidated financial information has been derived from our consolidated financial statements and accompanying notes to the consolidated financial statements included elsewhere in this prospectus. PowerSchool Holdings, Inc. was formed on November 30, 2020 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial information is not included in the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to U.S. federal, state and foreign income taxes. The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The unaudited pro forma consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the transactions listed above to the Company’s historical consolidated financial statements and is based on currently available information and certain estimates and assumptions. See the accompanying notes to the Unaudited Pro Forma Consolidated Financial Information for a discussion of assumptions made.

The unaudited pro forma consolidated financial information is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. Future results may vary significantly from the results reflected in the unaudited pro forma consolidated statement of income and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial information.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’

and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

For purposes of the unaudited pro forma consolidated financial information, we have assumed that we will issue          shares of Class A common stock at a price per share of $         (which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus), and, as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be         %, and the net income attributable to LLC Units not held by us will accordingly represent         % of net earnings before income taxes. Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As described in greater detail under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the consummation of this offering, we will enter into the Tax Receivable Agreement with Topco LLC, Vista and Onex that will provide for the payment by PowerSchool Holdings, Inc. to Topco LLC, Vista and Onex of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC, (ii) certain tax attributes of the Blocker Entities (including NOLs and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC (including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest).

We expect to benefit from the remaining 15% of cash savings, if any, that we realize. As a result of the Organizational Transactions, we are recording a liability under the Tax Receivable Agreement of $         as described in more detail below. Due to the uncertainty in the amount and timing of future exchanges of LLC Units by LLC Unitholders and purchases of LLC Units from LLC Unitholders, the unaudited pro forma consolidated financial information assumes that no future exchanges or purchases of LLC Units have occurred and therefore no increases in tax basis in the Holdings LLC assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the LLC Unitholders were to exchange or sell us all of their LLC Units, we would recognize a deferred tax asset of approximately $         and a liability under the Tax Receivable Agreement of approximately $        , assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of         %; (iv) that we will have sufficient taxable income to fully utilize the tax benefits and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our Class A common stock at the time of the exchange, and the tax rates then in effect.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements of Holdings, LLC and related notes thereto included elsewhere in this prospectus.

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

AS OF MARCH 31, 2021

(in thousands, except share and per share data)

	Holdings, LLC As Reported	Organizational Transactions Adjustments	Note 2		As Adjusted for the Organizational Transactions	Offering Adjustments	Note 2		Pro Forma PowerSchool Holdings, Inc.
Assets
Current Assets
Cash and cash equivalents			(a	)			(g	)
Accounts receivable—Net
Prepaid expenses and other current assets

Total current assets

Property and Equipment—Net
Capitalized Product Development Costs—Net
Goodwill
Intangible Assets—Net
Deferred Tax Assets
Other Assets							(h	)

Total

Liabilities and Member’s/Stockholders’ Equity
Current Liabilities
Accounts payable
Accrued expenses							(h	)
Deferred revenue, current
Other current liabilities							(i	)
Current portion of long-term debt

Total current liabilities

Noncurrent Liabilities
Other liabilities
Deferred taxes			(b	)
Deferred revenue—Net of current
Payable to related parties pursuant to the Tax Receivable			(b	)
Long-term debt—Net							(i	)

Total liabilities

Commitments and Contingencies
Member’s investment			(c	)
Class A common stock, par value $0.0001 per share			(c	)			(g	)
Class B common stock, par value $0.0001 per share			(a	)
Additional paid in capital			(d	)			(g	)(h)
Contributed capital
Accumulated deficit			(e	)			(i	)
Accumulated other comprehensive loss
Noncontrolling interests			(f	)			(i	)

Total member’s / stockholder’s equity

Total

See accompanying notes to unaudited pro forma consolidated financial information.

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(in thousands, except share and per share data)

	Holdings, LLC As Reported	Organizational Transactions Adjustments	Note 3		As Adjusted for the Organizational Transactions	Offering adjustments	Note 3		Pro Forma PowerSchool Holdings, Inc.
Revenue
Subscriptions and support
Service
License and other

Total revenue
Cost of Revenue
Subscription and support			(j	)
Service			(j	)
License and other
Depreciation and amortization

Total cost of revenue

Gross Profit

Operating Expenses
Research and Development			(j	)
Selling, general, and administrative			(j	)
Acquisition costs
Depreciation and amortization

Total operating expenses

(Loss) Income from Operations
Interest Expense							(m	)
Other Expense - net

Loss before Income Taxes
Income Taxes			(k	)			(k	)

Net (Loss) lncome

Net (Loss) Income Attributable to Noncontrolling Interests			(I	)			(I	)

Net (Loss) Income Attributable to PowerSchool Holdings, Inc.

Per Share Data:
Pro Forma Loss Per Share:
Basic										(n)
Diluted										(n)
Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic										(n)
Diluted										(n)

See accompanying notes to unaudited pro forma consolidated financial information.

UNAUDITED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	Holdings, LLC As Reported	Organizational Transactions Adjustments	Note 3		As Adjusted for the Organizational Transactions	Offering Adjustments	Note 3		Pro Forma PowerSchool Holdings, Inc.
Revenue
Subscriptions and support
Service
License and other

Total revenue
Cost of Revenue
Subscription and support			(j	)
Service			(j	)
License and other
Depreciation and amortization

Total cost of revenue

Gross Profit

Operating Expenses
Research and Development			(j	)
Selling, general, and administrative			(j	)
Acquisition costs
Depreciation and amortization

Total operating expenses

(Loss) Income from Operations
Interest Expense							(m	)
Other Expense - net

Loss before Income Taxes
Income Taxes			(k	)			(k	)

Net (Loss) Income

Net (Loss) Income Attributable to Noncontrolling Interests			(l	)			(l	)

Net (Loss) Income Attributable to PowerSchool Holdings, Inc.

Per Share Data:
Pro Forma Loss Per Share:
Basic										(n)
Diluted										(n)
Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic										(n)
Diluted										(n)

See accompanying notes to unaudited pro forma consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1. Description of the Transactions

Organizational Transactions and the Offering

As a result of the Organizational Transactions and the Offering, PowerSchool Holdings, Inc. will become the sole managing member of Holdings LLC, exclusively operate and control the day-to-day business affairs and decision making of Holdings LLC and its subsidiaries and will have the obligation to absorb losses and receive benefits from Holdings LLC. The Organizational Transactions, whereby PowerSchool Holdings, Inc. will begin to consolidate Severin Holdings in its consolidated financial statements, will be accounted for as akin to a reorganization of entities under common control. As a result, the consolidated financial statements of PowerSchool Holdings, Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Holdings LLC.

For a complete description of the Organizational Transactions, see section entitled “Organizational Structure” included elsewhere in this prospectus.

The Company is offering shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, which is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriter discounts and commissions. PowerSchool Holdings, Inc. intends to use approximately $         of the net proceeds from this offering to repay outstanding indebtedness, fund philanthropic initiatives benefitting K-12 educators in North America, and pay expenses incurred in connection with this offering.

2. Notes to Unaudited Pro Forma Consolidated Balance Sheet

Transaction Accounting Adjustments include the following adjustments to the unaudited pro forma consolidated balance sheet as of March 31, 2021, as follows:

Adjustments related to the Organizational Transactions

a)

Reflects the issuance of          shares of Class B common stock to Topco LLC, on a one-to-one basis with the number of LLC Units it owns, in exchange for nominal cash consideration equal to the par value of the Class B common stock issued, as described in greater detail under “Organizational Structure.”

b)

Prior to the completion of this offering, PowerSchool Holdings, Inc. will enter into a Tax Receivable Agreement with Topco LLC, Vista and Onex. The agreement provides for the payment to Topco LLC, Vista and Onex, collectively, of 85% of the benefits, if any, that we realize as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC, (ii) certain tax attributes of the Blocker Entities (including NOLs and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC (including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest). The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The following are the deferred tax and tax receivable agreement adjustments:

1.	We have recorded a pro forma deferred tax liability adjustment of $ . The deferred tax liability includes (i) $ related to temporary differences in the book basis as compared to the tax basis of PowerSchool Holdings Inc’s investment in Holdings LLC, which is offset by (ii) $ related to tax benefits from future deductions attributable to payments under the tax receivable agreement and (iii) $ related to tax attributes of the Blocker Entities.

2.

We have recorded a $         liability based on the Company’s estimate of the aggregate amount that it will pay to Topco LLC, Vista and Onex under the tax receivable agreement as a result of the Organizational Transactions.

3.

We have recorded a net decrease to additional paid-in capital of $        , which is equal to the total increase in deferred tax liability and the increase in liabilities due to existing owners under the tax receivable agreement as a result of the Organizational Transactions.

No adjustment has been made to reflect future exchanges by LLC Unitholders (or their transferees of LLC Units or other assignees) of LLC Units for cash or shares of our Class A common stock, as applicable.

c)

Holdings LLC has been, and will continue to be treated as a partnership for U.S. federal income tax purposes. As such, Holdings LLCs’ earnings and losses will flow through to its partners, including PowerSchool Holdings, Inc., and are generally not subject to significant entity level taxes at the Holdings LLC level. As a result of the Organizational Transactions, the LLC Operating Agreement of Holdings LLC will be amended and restated to, among other things, designate PowerSchool Holdings, Inc. as the sole managing member of Holdings LLC. As sole managing member, PowerSchool Holdings, Inc. will exclusively operate and control the business and affairs of Holdings LLC. The LLC Units owned by LLC Unitholders will be considered non-controlling interests in the consolidated financial statements of PowerSchool Holdings, Inc. Immediately following the completion of the Organizational Transactions, the ownership percentage held by the non-controlling interests will be         %.

Represents an adjustment to Members’ investment to reflect (i) the par value of the Class A common stock issued to our Principal Stockholders in consideration for the Blocker Contributions; (ii) a decrease in Members’ investment of $         related to the         % economic interest held by the non-controlling interests; and (iii) reclassification of Members investment of $         to additional paid-in capital (APIC).

d)	The following is a reconciliation of the Organizational Transaction pro forma adjustments impacting APIC:

Amount
Incremental stock-based compensation expense related to MIUs	$
Net adjustment from recognition of deferred tax liability and TRA liability
Reclassification of Members’ investment to APIC

Net adjustment to APIC	$

e)	The following is a reconciliation of the Organizational Transaction pro forma adjustments impacting accumulated deficit:

Amount
Incremental stock-based compensation expense related to MIUs attributed to PowerSchool Holdings, Inc.	$
Reclassification of accumulated deficit to non-controlling interests

Net adjustment to accumulated deficit	$

f)	The following is a reconciliation of the Organizational Transaction pro forma adjustments impacting non-controlling interests:

Amount
Reclassification of Members investment to non-controlling interests.	$
Incremental stock-based compensation expense related to MIUs attributed to non-controlling interests
Holdings LLC accumulated deficit attributed to non-controlling interests

Net adjustment to non-controlling interests	$

Adjustments related to the Offering

g)

We estimate that the proceeds to us from this offering will be approximately $         (or $         if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed initial public offering price of $         per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) after deducting $         of assumed underwriting discounts and commissions, charitable donations, and estimated offering expenses.

h)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

i)

The net proceeds from the sale of                 shares of Class A common stock in the IPO will be used to repay $         $         and $         of our outstanding indebtedness under the Bridge Loan Credit Agreement the Second Lien Term Loan Facility and Revolving Credit Facility, respectively. Unamortized debt issuance costs and debt discount of $         and $         related to the Bridge Loan Credit Agreement and the Second Lien Term Loan Facility, respectively, have be written off through accumulated deficit, which has been apportioned between PowerSchool Holdings, Inc. and non-controlling interests.

3. Notes to Unaudited Pro Forma Consolidated Statements of Operations:

Transaction Accounting Adjustments include the following adjustments to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 as follows:

Adjustments related to the Organizational Transactions and the Offering

j)

Reflects incremental compensation expense of $         and $         for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, related to the achievement of certain performance conditions, and modification of certain Management Incentive Units. The incremental compensation expense has been reflected as an increase to cost of revenue, research and development, and selling, general, and administrative within the Unaudited Pro Forma Consolidated Statements of operations.

k)	Following the Organizational Transactions and offering, PowerSchool Holdings, Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma statements of operations reflect an adjustment to our provision for corporate income taxes to reflect a pro forma tax rate, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction. Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, Holdings LLC’s profits and losses will flow through to its partners, including PowerSchool Holdings, Inc., and are generally not subject to tax at the Holdings LLC level.

The pro forma adjustments for income tax expense represent tax expense (benefit) on income that will be taxable in jurisdictions after our Organizational Transactions that previously had not been taxable. The adjustment is calculated as pro forma income before income taxes multiplied by the ownership percentage of the controlling interest and multiplied by the pro forma tax rate.

l)

Following the Organizational Transactions and the Offering, PowerSchool Holdings, Inc. will become the sole managing member of Holdings LLC, and upon consummation of this offering, PowerSchool Holdings, Inc. will initially own approximately         % of the economic interest in Holdings LLC. The ownership percentage held by the non-controlling interests will be approximately         %. Net income attributable to the non-controlling interests represents approximately         % of net earnings before income taxes.

m)

For the three months ended March 31, 2021, adjustment reflects a reduction in interest expense as a result of the of the repayment of $        , $         and $         of our outstanding indebtedness under the Bridge Loan Credit Agreement, the Second Lien Term Loan Facility and Revolving Credit Facility, respectively, with proceeds from the offering as well as a loss on extinguishment of debt of $        .

For the year ended December 31, 2020, adjustment reflects a reduction in interest expense as a result of the of the repayment of $         million and $         million of our outstanding indebtedness under the Second Lien Term Loan Facility and Revolving Credit Facility, respectively, with proceeds from the offering as well as a loss on extinguishment of debt of $         million.

n)

The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to PowerSchool Holdings, Inc. divided by the weighted average number of Class A common stock outstanding; assuming that this offering occurred as of January 1, 2020. The outstanding Class B common stock are not considered participating securities as they have no right to receive dividends or a distribution on liquidation or winding up of PowerSchool Holdings, Inc., and no earnings are allocable to such class. Accordingly, basic and diluted pro forma net loss per share of Class B common stock has not been presented. The table below presents the computation of pro forma basic and diluted net loss per share for PowerSchool Holdings, Inc. (in thousands except per share amounts:

	For the three months ended March 31, 2021	For the year ended December 31, 2020
Numerator:
Net income (loss)	$	$
Loss allocated to non-controlling interests

Net loss attributable to PowerSchool Holdings, Inc. - Basic EPS	$	$

Denominator:
Weighted average common shares outstanding - Basic EPS
Denominator adjustments - Diluted EPS
Incremental common shares attributable to dilutive instruments (1)
Assumed conversion of LLC Units to shares of Class A Common Stock (2)

Weighted average common shares outstanding - Diluted EPS

Pro Forma Loss Per Share:
Basic	$	$
Diluted	$	$

(1)

For the year ended December 31, 2020, the dilutive effects of the Company’s unvested Management Incentive Units and Participating Units are not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

(2)

The non-controlling interest holders have exchange rights that enable them to exchange their LLC Units for shares of Class A Common Stock on a one-for-one basis. The non-controlling interest holders exchange rights cause the LLC Units to be considered potentially dilutive shares for purposes of pro forma dilutive loss per share calculations. For the year ended December 31, 2020, these exchange rights were not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Organizational Transactions or to the completion of this offering. See “Organizational Structure.” This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward Looking Statements.”

The following discussion contains references to fiscal 2019 and fiscal 2020 and three months ended March 31, 2020 and 2021, which represents the consolidated financial results of our predecessor Holdings LLC and its consolidated subsidiaries for the years ended December 31, 2019 and December 31, 2020 and three months ended March 31, 2020 and 2021, respectively. Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” and “PowerSchool” and similar references refer to: (1) on or following the consummation of the Organizational Transactions, including this offering, to PowerSchool Holdings, Inc. and its consolidated subsidiaries, including Holdings LLC, and (2) prior to the consummation of the Organizational Transactions, including this offering, to Holdings LLC and its consolidated subsidiaries.

Overview

We provide a comprehensive suite of solutions that includes the mission-critical system of record used by state Departments of Education, districts and schools, who leverage our solutions to deliver insights and analytics to improve education outcomes. We serve more than 12,000 customers, including 93 of the 100 top districts by student enrollment in the United States, have 30 state-, province-, or territory-wide contracts in North America, and sell solutions in over 90 countries globally. Our platform is embedded in school workflows and is used by educators, students, administrators and parents on a daily basis.

PowerSchool’s cloud platform is the most comprehensive, integrated, enterprise-scale suite of solutions purpose-built for the K-12 market. Our cloud-based technology platform helps our customers efficiently manage state reporting and related compliance, special education, finance, HR, talent, registration, attendance, funding, learning, instruction, grading, college and career readiness, assessments and analytics in one unified platform. Through our integrated technology approach, we are positioned to streamline operations, aggregate disparate data sets, and develop insights using predictive modelling and machine learning. Our ability to transform information into actionable insights improves the efficiency of school operations, the quality of instruction delivered by teachers, and the pace of student growth, generating a profound effect on K-12 educational outcomes.

We have created a strong competitive moat by investing over the past 20 years to build, maintain and continuously update our K-12 regulatory compliance reporting capabilities that solve state-specific, funding-related regulatory pain points for our customers. This investment is currently supported by a team of approximately 140 in our broader R&D organization of approximately 1,038 individuals.

Building the PowerSchool Platform

Our focus and strategy on delivering a comprehensive, integrated platform led to years of coordinated efforts to build an expansive suite of core capabilities required by our customers. Starting as the first web-based SIS, we combined our deep domain expertise in K-12 education with over twenty years of innovation and disciplined acquisition activity to become the core K-12 software platform, with a full suite of cloud-based offerings across student information, enrollment, learning management, assessment, special education, finance, HR and talent management.

Since 2015, we completed 12 strategic acquisitions to thoughtfully build out our Unified Platform of K-12 software solutions, building upon years of leadership:

•	Acquisition of Infosnap in 2015, adding a leading K-12 enrollment solution;

•	Acquisition of Interactive Achievement in 2016, establishing our presence in K-12 student assessment and analytics;

•	Acquisition of SRB in 2016, enhancing scale in K-12 SIS and ERP solutions in Canada;

•	Acquisition of Sungard in 2017, adding a scaled K-12 ERP solution in the U.S.;

•	Acquisition of PeopleAdmin in 2018, adding leading talent management and student assessment and analytics solutions;

•	Acquisition of Schoology in 2019, adding the leading K-12 LMS;

•	Acquisition of Hoonuit in 2020, adding an advanced data management and analytics solution for K-12;

•	Acquisition of Naviance and Intersect in 2021, adding the leading college and career readiness solution for K-12; and

•	Four other smaller acquisitions.

Our Business Model

We offer our software platform through a cloud-based, SaaS business model under contracts with annual price escalators, and we recognize subscription revenues ratably over annual subscription terms of the contracts. Our SaaS solutions include access to hosted software, software maintenance, product updates and upgrades, and technical and developer support. We sell our SaaS solutions through recurring fee arrangements where revenue is recognized on an annual basis following contract start date, which we refer to as recurring revenue. Our business model provides flexibility and optionality for our customers to purchase and deploy our software platform either through individual add-on solutions, or as a Unified Platform. The majority of new bookings come from our SaaS offerings and are thus recurring in nature, with recurring revenue accounting for more than 87.3% of our total revenue as of March 31, 2021 and, over 75% of ARR generated from cloud-based solutions.

We generally price our SaaS and license agreements at individually negotiated rates with occasional discounts, typically for multi-solution sales or to help districts meet their budget and funding timing constraints. Contracts are typically sold on a three-year basis with one-year rolling renewals and annual price escalators. We typically invoice our customers annually, in advance, for subscription fees and maintenance, while a portion of customers are billed semiannually, quarterly, or monthly. SaaS revenues are recognized over time to appropriately reflect progress towards full completion of our performance obligations.

To help customers go live with our software and achieve success, we offer professional services such as professional consultation, implementation, customization and training services as requested by our customers. Revenue from these services is primarily classified as non-recurring revenue, with a portion of the revenue consisting of recurring managed services classified as recurring revenue. For our SaaS business, these services generally take less than one year to complete.

Our total revenues were $434.9 million and $365.0 million for fiscal 2020 and 2019, respectively, representing a 19.2% growth rate. Our subscriptions and support revenue in fiscal 2020 were $370.9 million or 85.3% of total revenues, up from $308.2 million or 84.4% of total revenues in fiscal 2019, representing a 20.3% growth rate. Our Gross Profit was $243.1 and $195.0 million for fiscal 2020 and fiscal 2019 respectively. Due to our continuing investment in building our software platform, we recorded net losses attributable to PowerSchool in fiscal 2020, and 2019 of $46.6 million and $90.7 million, respectively. Our Adjusted EBITDA and Adjusted Gross Profit in fiscal 2020 was $135.6 million or 31.2% and $286.5 million or 65.9% (respectively) of total revenues, up from $92.9 million or 25.4% and $231.0 million or 63.3% of total revenues in fiscal 2019.

Our total revenues were $118.1 million and $100.1 million for the quarters ended March 31, 2021 and March 31, 2020, respectively, representing an 18.1% growth rate. Our subscriptions and support revenue in the quarter ended March 31, 2021 were $103.1 million or 87.3% of total revenues, up from $87.7 million or 87.7% of total revenues in the quarter ended March 31, 2020, representing a 17.5% growth rate. Our Gross Profit was $66.3 and $55.6 million the quarters ended March 31, 2021 and March 31, 2020, respectively. Due to our continuing investment in building our software platform, we recorded net income (loss) attributable to PowerSchool in the quarters ended March 31, 2021 and March 31, 2020 of $0.5 million and $(16.9) million, respectively. Our Adjusted EBITDA and Adjusted Gross Profit in the quarter ended March 31, 2021 was $37.6 million or 31.9% and $78.8 million or 66.7% (respectively) of total revenues, up from $29.1 million or 29.1% and $65.1 million or 65.1% of total revenues in the quarter ended March 31, 2020.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Cross-Sell New Solutions to Existing Customers

Many of our customers begin their journey with us by using only a small portion of our overall platform. As customers begin to appreciate the benefits of an integrated software platform across student data, classroom learning, back-office functions and talent management, they increase the number of solutions they buy from us over time. Our future revenue growth is dependent upon our ability to expand our customers’ use of our platform, and our go-to-market efforts are designed to drive cross-sell growth. Our ability to increase sales to existing customers will depend on a number of factors, including the level of satisfaction with our solutions, competition, pricing, economic conditions and spending by customers on our solutions. We have adopted a customer success strategy and implemented processes across our customer base to drive revenue retention and expansion, which combined with our cross-selling success has resulted in a Net Revenue Retention Rate of 103.5% as of December 31, 2019, 108.1% as of December 31, 2020, and 108.8% as of March 31, 2021.

Attract New Customers in North America

We believe there is significant opportunity to increase market adoption of our Unified Platform by new customers. Our ability to attract new customers is dependent upon a number of factors including the features and pricing of our competitors’ offerings, the effectiveness of our marketing efforts, the effectiveness of our channel partners in selling, the marketing and deploying of our software solutions, and the growth in demand of cloud-based technology solutions in K-12 education. We intend to expand our customer base by continuing to make significant and targeted investments in direct sales and marketing to attract new customers and to drive broader awareness of our software solutions. As of March 31, 2021, we had more than 12,000 customers spanning every type of K-12 organization, including state Departments of Education, public districts, charter schools, independent schools, virtual schools and more, of a broad range of sizes.

Continue to Expand Into Complementary Adjacencies

Since 2015, we have acquired and successfully integrated 12 complementary businesses to enhance our software and technology capabilities. We have a demonstrated track record of driving growth from our acquired assets and delivering positive return on investment. M&A is core to our strategy, and we intend to continue pursuing targeted acquisitions that further complement our portfolio of technology offerings or provide us access to new markets. This adjacency expansion strategy is complementary to our cross-selling strategy, as it both introduces acquired solutions to our existing customers and introduces a base of net new customers to whom we may sell our other solutions. Additionally, we intend to continue providing adjacent solutions by other means, which may include organic development and strategic partnerships. Our position as the leading system of record, engagement and intelligence provides us with a unique vantage point to identify the most critical needs of our customers and most innovative companies within the K-12 education ecosystem. We will continue to carefully evaluate acquisition, partnership, and development opportunities to assess whether they meet our strategic objectives and enhance our platform.

Sustain Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership to maintain our competitive advantage. We believe that we have built a highly differentiated Unified

Platform that will position us to further extend the adoption of our platform and solutions. We intend to continue to invest in building additional solutions, features and functionality that expand our capabilities and facilitate the extension of our Unified Platform to new adjacencies. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive solutions and market expansion. Our future success is dependent on our ability to successfully develop, market and sell existing and new solutions to both new and existing customers.

Expand Internationally

We believe there is a significant opportunity to expand usage of our platform outside of North America. As of March 31, 2021, PowerSchool served customers in over 90 countries, primarily American international schools. We plan to make product, personnel, partnership, and acquisition-related investments to expand geographically. Although these investments may adversely affect our operating results in the near-term, we believe that they will contribute to our long-term growth.

Organizational Transactions

PowerSchool Holdings, Inc. was incorporated in Delaware and formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. PowerSchool Holdings, Inc. will be a holding company, and its sole material asset will be a controlling ownership interest in Holdings LLC. For more information regarding our reorganization and holding company structure, see “Organizational Structure—Organizational Transactions.” Upon completion of this offering, all of our business will be conducted through Holdings LLC and its consolidated subsidiaries, and the financial results of Holdings LLC and its consolidated subsidiaries will be included in the consolidated financial statements of PowerSchool Holdings, Inc.

Holdings LLC has been treated as a pass-through entity for U.S. federal income tax purposes and accordingly has not been subject to U.S. federal income tax. Certain wholly owned subsidiaries of Holdings LLC are taxed as corporations for U.S. federal and most applicable state, local income tax and foreign tax purposes. After consummation of this offering, Holdings LLC will continue to be treated as a pass-through entity for U.S. federal income tax purposes, and certain subsidiaries will continue to be taxed as corporations for U.S. federal and most applicable state, local income tax and foreign tax purposes. As a result of its ownership of LLC Units in Holdings LLC, PowerSchool Holdings, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Holdings LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations and we will be required to make payments under the Tax Receivable Agreement to Topco LLC, Vista and Onex. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC, and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. Assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by PowerSchool Holdings, Inc. of LLC Units from Topco LLC in connection with this offering and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC to be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by PowerSchool Holdings, Inc. to acquire additional LLC Units from Topco LLC) and to range over the next 15 years from approximately $                 million to $ million per year (or range from approximately $                 million to $ million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $                 million to

$                 million (or range from approximately $                 million to $                 million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $                 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Future payments in respect of subsequent exchanges or financings would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates, and the actual payments could differ materially. We expect to fund these payments using cash on hand and cash generated from operations. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC” and “Organizational Structure—Tax Receivable Agreement.”

Key Business Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Annualized Recurring Revenue

ARR represents the annualized value of all recurring contracts as of the end of the period. ARR mitigates fluctuations due to seasonality, contract term, one-time discounts given to help customers meet their budgetary and cash flow needs and the sales mix for recurring and non-recurring revenue. ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast, and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

For fiscal 2020 and 2019, we closed the year with ARR of $426.9 million and $371.7 million, respectively, with over 70% of ARR generated from cloud-based solutions in 2020. Additionally, we closed the quarter ended March 31, 2021 with ARR of $512.4 million with over 75% of ARR generated from cloud-based solutions.

Net Revenue Retention Rate

We believe that our ability to retain and grow recurring revenues from our existing customers over time strengthens the stability and predictability of our revenue base and is reflective of the value we deliver to them through upselling and cross selling our solution portfolio. We assess our performance in this area using a metric we refer to as Net Revenue Retention Rate. Beginning in the first quarter of 2021, we intend to exclude from our calculation of Net Revenue Retention any changes in ARR attributable to Intersect customers, as this product is sold through our channel partnership with EAB and is pursuant to annual revenue minimums, therefore the business will not be managed based on Net Revenue Retention. We calculate our dollar-based Net Revenue Retention Rate as of the end of a reporting period as follows:

•	Denominator. We measure ARR as of the last day of the prior year comparative reporting period.

•

Numerator.    We measure ARR from renewed and new sale opportunities booked as of the last day of the current reporting period from customers with associated ARR as of the last day of the prior year comparative reporting period.

The quotient obtained from this calculation is our dollar-based net revenue retention rate. Our Net Revenue Retention Rate provides insight into the impact on current year recurring revenues of expanding adoption of our solutions by our existing customers during the current period. Our Net Revenue Retention is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

For fiscal 2020 and 2019, we had Net Revenue Retention Rates of 108.1% and 103.5%, respectively. For the twelve month period ended March 31, 2021, our Net Revenue Retention Rate was 108.8%. The most significant drivers of changes in our Net Revenue Retention Rate each year have historically been our propensity to secure contract renewals with annual price escalators and sell new solutions or additional licenses to our existing customer base. Our use of Net Revenue Retention Rate has limitations as an analytical metric, and investors should not consider it in isolation. Net Retention Rate does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies.

Components of Results of Operations

Revenues

We recognize revenue under Accounting Standard Codification Topic 606 (“ASC 606”) and 340-40 (“ASC 340-40”). Under ASC 606, we recognize revenue when our customer obtains control of goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. See “Critical Accounting Policies and Estimates—Revenue Recognition.”

Subscriptions and Support.    Subscriptions and support revenues consist primarily of fees from customers accessing our solutions. We expect subscriptions and support revenues to increase because of continued new and existing customer sales efforts and high net retention.

Service.    Service revenues consist primarily of fees related to new product implementations, customizations and customer training. We expect service revenues to increase because of continued growth in new product sales, which result in additional implementation and training services.

License and other.    License and other revenues consist primarily of one-time perpetual license and partner royalty fees. We expect license and other revenues to remain consistent period over period.

Cost of Revenue

Cost of revenue consists primarily of employee compensation costs for employees associated with supporting our subscription, support, success and professional services arrangements and certain third-party expenses. Employee compensation and related costs include cash compensation and benefits to employees, costs of third-party contractors and associated overhead costs. Third-party expenses consist of cloud infrastructure costs, third-party licensing costs, and other expenses directly associated with our customer support. We expect cost of revenues to increase in absolute dollars as we continue to hire personnel, to provide hosting services, technical support, customer success and consulting services to our growing customer base.

Operating Expenses

Research and development.    Research and development expenses consist primarily of personnel costs. Research and development expenses also include costs associated with contractors and consultants, equipment and software to support our development and quality assurance teams and overhead expenses. We will continue to invest in innovation and offer our customers new solutions to enhance our existing platform. See the section “Business—Research and Development” for more information. We expect such investment to increase on an absolute dollar basis as our business grows.

Selling, general, and administrative.    Selling, general, and administrative expenses consist primarily of employee compensation and benefits costs for corporate personnel, such as those in our executive, legal, human resource, facilities, accounting and finance and information technology departments. In addition, general and administrative expenses include third-party professional fees and principal stockholder-related costs, as well as all other supporting corporate expenses not allocated to other departments. We expect our selling, general, and administrative expenses to increase on an absolute dollar basis as our business grows. Also, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations and professional services.

Acquisition costs.    Acquisition costs consist primarily of third-party professional fees incurred in conjunction with acquisitions.

Interest Expense, Net

Interest expense consists primarily of interest payments on our outstanding borrowings under our Term Loans and Revolving Credit Agreement.

Other Expense (Income), Net

Other expense, net primarily consists of foreign currency losses.

Results of Operations

The following table sets forth our consolidated statement of operations and comprehensive loss for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Consolidated Statement of Operations and Comprehensive Loss:
Revenue:
Subscriptions and Support	$308,161	$370,853	$87,721	$103,092
Service	45,559	49,471	10,563	12,953
License and other	11,271	14,564	1,791	2,103

Total Revenue	364,991	434,888	100,075	118,148
Cost of Revenue:
Subscription and support	98,467	108,158	25,224	29,032
Service	38,647	41,324	9,603	10,695
License and other	1,051	1,320	294	398
Depreciation and amortization	31,821	41,000	9,329	11,756

Total cost of revenue	169,986	191,802	44,450	51,881

Gross Profit	195,005	243,086	55,625	66,267

Operating Expenses:
Research and Development	61,160	70,673	17,091	18,545
Selling, General, and Administrative	86,916	92,711	23,782	25,329

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)		(in thousands)
Acquisition Costs	2,519	2,495	2	5,603
Depreciation and amortization	52,319	54,744	13,946	14,559

Total Operating Expenses	202,914	220,623	54,821	64,036

(Loss) Income from Operations	(7,909)	22,463	804	2,231
Interest Expense	85,264	68,714	19,551	17,262
Other Expense—Net	208	358	(1,841)	145

Loss Before Income Taxes	(93,381)	(46,609)	(16,906)	(15,176)
Income Tax (Benefit)	(2,652)	39	(24)	(15,659)

Net (Loss) Income	(90,729)	(46,648)	(16,882)	483

Other Comprehensive (Loss) Income—Foreign Currency Translation	(22)	353	(528)	153

Total Other Comprehensive (Loss) Income	(22)	353	(528)	153

Comprehensive (Loss) Income	$(90,751)	$(46,295)	$(17,410)	$636

The following table sets forth our consolidated statement of operations and comprehensive loss expressed as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Consolidated Statement of Operations and Comprehensive Loss:
Revenue:
Subscriptions and Support	84%	85%	88%	87%
Service	13	12	11	11
License and other	3	3	2	2

Total Revenue	100	100	100	100

Cost of Revenue:
Subscriptions and support	27	25	25	25
Service	11	10	10	9
License and other	<1	<1	<1	<1
Depreciation and amortization	9	9	9	10

Total Cost of Revenue	47	44	44	44

Gross Profit	53	56	56	56
Operating Expenses:
Research and Development	17	16	17	16
Selling, General, and Administrative	24	21	24	21
Acquisition Costs	<1	<1	<1	5
Depreciation and amortization	14	13	14	12

Total Operating Expenses	56	51	55	54

(Loss) Income from Operations	(2)	5	1	2
Interest Expense	23	16	20	15
Other Expense—Net	<1	<1	(2)	<1

Loss Before Income Taxes	(26)%	(11)%	(17)%	(13)%

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Income Tax (Benefit)	(<1)	<1	(<1)	(13)

Net (Loss) Income	(25)	(11)	(17)	<1

Other Comprehensive (Loss) Income—Foreign Currency Translation	(<1)	<1	(1)	<1

Total Other Comprehensive (Loss) Income	(<1)	<1	(1)	<1

Comprehensive (Loss) Income	(25)	(11)	(17)	1

Results of Operations for the Three Months Ended March 31, 2020 and 2021

Revenues

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Revenue:
Subscriptions and Support	$87,721	$103,092
Service	10,563	12,953
License and other	1,791	2,103

Total Revenue	$100,075	$118,148

Total revenue for the quarters ended March 31, 2020 and 2021 were $100.1 million and $118.1 million, respectively. Subscriptions and support accounted for $87.7 million and $103.1 million, service revenues accounted for $10.6 and $13.0 million, and license and other revenues accounted for $1.8 million and $2.1 million for the quarters ended March 31, 2020 and 2021, respectively. Our total revenues were driven primarily by renewals and new sales of our solutions and services. The increase in subscription and support revenues was approximately 50% driven by renewals and increased sales of our solutions to customers made in the previous fiscal year with the balance driven by revenues from the Hobsons and Hoonuit acquisitions. The increase in service revenue was driven by increased implementation and training related to sales to existing and new customers.

Total Cost of Revenue

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Subscription and support	$25,224	$29,032
Service	9,603	10,695
License and other	294	398
Depreciation and amortization	9,329	11,756

Cost of Revenue	$44,450	$51,881

Total cost of revenues was $44.5 million and $51.9 million for the quarters ended March 31, 2020 and 2021, respectively. The increase in subscription and support cost of revenue was driven by a $2.4 million increase in cloud hosting usage and $1.4 million of personnel-related costs, from both increased staffing and the Hoonuit and Hobsons acquisitions. The increase in service cost of revenue was related to an increase in personnel-related costs of $1.6 million offset by a $0.6m reduction in travel expenses. The increase in depreciation and amortization cost of revenue was driven by an additional year’s amortization of capitalized R&D.

Operating Expenses

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Operating expenses:
Research and Development	$17,091	$18,545
Selling, General, and Administrative	23,782	25,329
Acquisition Costs	2	5,603
Depreciation and amortization	13,946	14,559

Total Operating Expenses	$54,821	$64,036

Research and development.    Research and development expenses were $17.1 million and $18.5 million for the quarters ended March 31, 2020 and 2021, respectively. The increase was primarily attributable to an increase of $1.5 million in personnel-related expenses due to increased headcount investment in Schoology and the Hoonuit and Hobsons acquisitions.

Selling, general, and administrative.    Selling, general and administrative expenses for the quarters ended March 31, 2020 and 2021 were $23.8 million and $25.3 million, respectively. The increase was primarily attributable to an increase of $1.4 million in commissions related to new sales and an increase of $1.4 million in personnel-related costs due to increased staffing and additional headcount from the Hoonuit and Hobsons acquisitions, offset by a $1.8 million reduction in corporate travel and marketing events due to COVID-19.

Acquisition Costs.    Acquisition costs were less than $0.1 million and $5.6 million for the quarters ended March 31, 2020 and 2021, respectively. The acquisition costs incurred in the quarter ended March 31, 2021 were driven primarily by third-party professional fees incurred in conjunction with the Hobsons acquisition.

Interest Expense

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Interest Expense	$19,551	$17,262

Interest expense was $19.6 million and $17.3 million for the quarters ended March 31, 2020 and 2021, respectively. This was driven primarily by expenses related to our long-term debt. Year-on-year decrease was driven by reduced interest rates on our debt facilities related to reduction in LIBOR.

Income Taxes (Benefit)

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Income Taxes (Benefit)	$(24)	$(15,659)

Income tax benefits were de minimis and $15.7 million for the three months ended March 31, 2020 and 2021, respectively. The increase in income tax benefit was primarily due to a partial valuation allowance release resulting from the Hobsons acquisition during the quarter ended March 31, 2021. The acquisition triggered recognition of deferred tax liabilities, which could serve as a future source of income against the Company’s existing deferred tax assets and trigger the release of the related valuation allowance.

Other Expense (Income) - Net

	Three Months Ended March 31,
	2020	2021
	(in thousands)
Other Expense (Income) - Net	$(1,841)	$145

Other Expense (Income) - Net was $(1.8) million and $0.1 million for the quarters ended March 31, 2020 and 2021, respectively. The increase in Other Expense (Income) - Net was primarily due to the impact of foreign currency losses of $2.2 million on the remeasurement of foreign denominated cash and accounts receivable balances, offset by an increase in other income of $0.2 million.

Results of Operations for the Years Ended December 31, 2019 and 2020

Revenues

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue:
Subscriptions and Support	$308,161	$370,853
Service	45,559	49,471
License and other	11,271	14,564

Total Revenue	$364,991	$434,888

Total revenue for the years ended December 31, 2020 and December 31, 2019 were $434.9 million and $365.0 million, respectively. Subscriptions and support accounted for $370.9 million and $308.2 million, services revenues accounted for $49.5 million and $45.6 million, and license and other revenues accounted for $14.6 million and $11.3 million. Our total revenues were driven primarily by renewals and new sales of our solutions and services. The increase in Subscription and Support revenues were driven by renewals and increased sales of our solutions to existing customers driving net retention of 108.1%. (approximately $6 million Subscriptions and Support impact), sales to new customers (approximately $3 million Subscriptions and Support impact), and seeing full-year value from the prior year ARR increases and acquisition of Schoology (remainder of Subscriptions and Support increase). The increase in Service revenue was driven by increased implementation and training related to sales to existing and new customers.

Total Cost of Revenue

	Year Ended December 31,
	2019	2020
	(in thousands)
Subscription and support	$98,467	$108,158
Service	38,647	41,324

	Year Ended December 31,
	2019	2020
	(in thousands)
License and other	1,051	1,320
Depreciation and amortization	31,821	41,000

Cost of Revenue	$169,986	$191,802

Total cost of revenues was $191.8 million and $170.0 million for the years ended December 31, 2020 and December 31, 2019, respectively. Our total cost of revenues were primarily driven by personnel-related and third-party expenses. The increase in Subscription and support was driven by an increase in cloud hosting usage ($11.6 million increase), offset by a decrease in temporary duplicative costs related to finalizing certain cloud hosting migration efforts ($9.7 million decrease), with the remainder of the increase related to additional personnel, from both increased staffing and the Schoology acquisition. The increase in Service COGS was related to an increase in personnel cost, from both increased staffing and the Schoology acquisition. The increase in Depreciation and amortization COGS was driven by an additional year’s amortization of capitalized R&D.

Operating Expenses

	Year Ended December 31,
	2019	2020
	(in thousands)
Operating expenses:
Research and Development	$61,160	$70,673
Selling, General, and Administrative	86,916	92,711
Acquisition Costs	2,519	2,495
Depreciation and amortization	52,319	54,744

Total Operating Expenses	$202,914	$220,623

Research and development.    Research and development expenses were $70.7 million and $61.2 million for the years ended December 31, 2020 and December 31, 2019, respectively. Our total R&D costs were driven primarily by personnel-related and third-party expenses. The increase was primarily attributable to an increase of $5.7 million in personnel-related expenses due to increased headcount from additional hiring and the Schoology acquisition, an increase of $1.0 million related to higher contractor costs due to the Schoology acquisition and a $1.5 million increase due to a reduction in capitalizable R&D activities.

Selling, general, and administrative.    Selling, general and administrative expenses for the years ended December 31, 2020 and December 31, 2019 were $92.7 million and $86.9 million, respectively. Our total SG&A expenses were driven primarily by personnel-related and third-party expenses. The increase was primarily driven by an increase of $2.3 million in commissions related to new bookings and an increase of $8.2 million in personnel-related costs and associated software expenses due to increased staffing and additional headcount from the Schoology acquisition, offset by a $5.7 million reduction in corporate travel and marketing events amidst COVID-19.

Acquisition Costs.    Acquisition costs were $2.5 million and $2.5 million for the years ended December 31, 2020 and December 31, 2019, respectively. These were driven primarily by third-party professional fees incurred in conjunction with the Schoology, AccelaSchool and Hoonuit acquisitions.

Interest Expense

	Year Ended December 31,
	2019	2020
	(in thousands)
Interest Expense	$85,264	$68,714

Interest expense was $68.7 million and $85.3 million for the years ended December 31, 2020 and December 31, 2019, respectively. This was driven primarily by expenses related to our long-term debt. Year-on-year decrease was driven by reduced interest rates on our debt facilities related to reduction in LIBOR.

Income Taxes (Benefit)

	Year Ended December 31,
	2019	2020
	(in thousands)
Income Taxes (Benefit)	$(2,652)	$39

Income Tax (Benefit) were $0.0 million and ($2.7) million for the years ended December 31, 2020 and December 31, 2019, respectively. The decrease in income tax benefit was driven by amortization of intangibles in domestic subsidiaries, where the reduction in deferred tax liabilities required an offsetting current year increase in valuation allowance.

Other Expense, Net

	Year Ended December 31,
	2019	2020
	(in thousands)
Other Expense—Net	$208	$358

Other expense net was $0.4 million and $0.2 million for the years ended December 31, 2020 and December 31, 2019, respectively. The increase in Other Expense—Net was primarily due to foreign currency losses of $0.5 million on the remeasurement of foreign denominated cash and accounts receivable balances.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the four fiscal quarters ended December 31, 2019 and December 31, 2020 and the fiscal quarter ended March 31, 2021, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of this information in accordance with GAAP. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended (in thousands) (unaudited)
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenue	$82,050	$85,933	$96,618	$100,390	$100,075	$103,136	$115,583	$116,094	$118,148
Cost of revenue	39,013	42,558	44,431	43,984	44,450	46,027	48,079	53,246	51,881

Gross profit	43,037	43,375	52,187	56,406	55,625	57,109	67,504	62,848	66,267
Operating expenses:
Research and development	15,291	14,722	14,817	16,330	17,091	15,836	15,197	22,549	18,545
Selling, general, and administrative	22,131	20,944	20,157	23,684	23,782	22,348	21,302	25,279	25,329
Acquisition costs	14	320	150	2,035	2	0	21	2,472	5,603
Depreciation and amortization	13,031	12,950	12,955	13,383	13,946	13,871	13,539	13,388	14,559

Total operating expenses	50,467	48,936	48,079	55,432	54,821	52,055	50,059	63,688	64,036
Income (loss) from operations	(7,430)	(5,561)	4,108	974	804	5,054	17,445	(840)	2,231
Interest expense	21,157	21,920	21,269	20,918	19,551	17,400	15,801	15,962	17,262
Other expense - net	130	145	(143)	76	(1,841)	61	1,111	1,027	145

Income (loss) before income taxes	(28,717)	(27,626)	(17,018)	(20,020)	(16,906)	(12,407)	533	(17,829)	(15,176)
Income tax (benefit)	(816)	(785)	(483)	(568)	(24)	(18)	106	(25)	(15,659)

Net income (loss)	$(27,901)	$(26,841)	$(16,535)	$(19,452)	$(16,882)	$(12,389)	$427	$(17,804)	$483

	Three Months Ended (unaudited)
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	48	50	46	44	44	45	42	46	44

Gross profit	52	50	54	56	56	55	58	54	56
Operating expenses:
Research and development	19	17	15	16	17	15	13	19	16
Selling, general, and administrative	27	24	21	24	24	22	18	22	21
Acquisition costs	0	0	0	2	0	0	0	2	5
Depreciation and amortization	16	15	13	13	14	13	12	12	12

Total operating expenses	62	56	49	55	55	50	43	55	54
Income (loss) from operations	(10)	(6)	5	1	1	5	15	(1)	2
Interest expense	26	26	22	21	20	17	14	14	15
Other expense - net	0	0	0	0	(2)	0	1	1	0

Income (loss) before income taxes	(36)	(32)	(17)	(20)	(17)	(12)	0	(16)	(13)
Income tax (benefit)	(1)	(1)	0	(1)	0	0	0	0	(13)

Net income (loss)	(35)%	(31)%	(17)%	(19)%	(17)%	(12)%	0%	(16)%	<1%

Quarterly Revenue Trends. Our quarterly revenue increased in each of the past nine periods presented when compared to the results of the same quarter in the prior year due to increases in the number of new customers as well as existing customer net retention and new revenue from acquisitions year-over-year. These trends were accelerated in 2020 in part due to the effects of the COVID-19 pandemic. Historically, we have experienced predictable annual renewal cycles, with a meaningful portion of service periods beginning in July and September due to the K-12 budgeting cycle. This drives higher billings in our second and third fiscal quarters. As a result, a significantly higher percentage of our annual Subscription and Support revenues are invoiced during those quarters at contract renewal or inception, also resulting in higher levels of cash collection in the third and fourth quarter. Additionally, Service Revenue is typically higher in the third fiscal quarter to increased activity in customer software implementation and training during the summer period. We generally expect these seasonal trends to continue to align with the school year and academic calendar in the future, which may cause quarterly fluctuations in our results of operations and certain financial metrics.

Quarterly Cost of Revenue Trends. On a quarterly basis, cost of revenue increased sequentially due to the growth in personnel-related expenses and increased third-party hosting services, technical support, customer success and consulting services to our growing customer base. The decline in the first quarter of 2021 compared to the fourth quarter of 2020 is from lower third-party expense.

Quarterly Gross Profit. Gross profit increases in each of the past nine periods presented when compared to the results of the same quarter in the prior year were primarily driven by increases in revenue outpacing personnel-related costs to support the revenue growth.

Quarterly Operating Expense Trends: Our operating expenses have increased each quarter on a year over year basis due to our growth and are primarily related to increases in personnel-related costs (driven by acquisitions and increased hiring) and third-party expenses.

On a quarterly basis, research and development expenses increased in 2020 and 2021 compared to the corresponding quarterly periods of 2019 and 2020 primarily as a result of higher headcount. The increase also relates to costs of contractors and consultants, equipment and software to support our development and quality assurance teams. Selling, general, and administrative expense increased primarily due to higher personnel-related costs, including commissions related to new bookings, and other professional services. Acquisition costs remained relatively flat and increases are driven primarily by third-party professional fees incurred in conjunction with the Schoology, AccelaSchool and Hoonuit acquisitions. Lastly, our depreciation and amortization expenses increased in 2020 and 2021 compared to their corresponding quarterly period in 2019 and 2020 primarily due to amortization of acquired intangible assets.

Interest expense and other expense – net: Interest expense was driven primarily by expenses related to our long-term debt. The decrease in each of the quarterly periods compared to prior year mainly was driven by reduced interest rates on our debt facilities related to reduction in LIBOR. Other expense – net fluctuated on a quarterly basis due to changes in foreign currency gains and losses.

Liquidity and Capital Resources

General

PowerSchool Holdings, Inc. is a holding company with no operations of our own and, as such, we will depend on distributions by our current and future subsidiaries, including Holdings LLC, for cash to fund all of our operations and expenses. The terms of the agreements governing our senior secured credit facilities contain certain negative covenants prohibiting certain of our subsidiaries from making cash dividends or distributions to us or to Holdings LLC unless certain financial tests are met. For a discussion of those restrictions, see “—Description of Senior Secured Credit Facilities” below and “Risk Factors—Risks Related to Our Indebtedness.” We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.

As of March 31, 2021, our principal sources of liquidity were cash and cash equivalents totaling $29.6 million, which was held for working capital purposes, as well as the available balance of our Revolving Credit Agreement, described further below. As of March 31, 2021, our cash equivalents were comprised of bank deposits and are generally held with large, diverse financial institutions worldwide with high investment-grade credit ratings or financial institutions that meet investment-grade ratings criteria, which we believe mitigates credit risk. During the year ended December 31, 2020, our positive cash flow from operations has enabled us to make continued investments in supporting the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations primarily through cash received from operations and debt financing. We believe our existing cash and cash equivalents, our Revolving Credit Agreement and cash provided by sales of our solutions and services will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced solutions and services offerings, and the continuing market acceptance of our solutions. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

A majority of our customers pay in advance for subscriptions, which is recorded as deferred revenue. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is later recognized as revenue in accordance with our revenue recognition policy. As of March 31, 2021, we had deferred revenue of $203.7 million, of which $199.1 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

As a result of its ownership of LLC Units in Topco LLC, PowerSchool Holdings, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Topco LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations and we will be required to make payments under the Tax Receivable Agreement with Topco LLC. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments may be substantial. Assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by PowerSchool Holdings, Inc. of LLC Units from Topco LLC in connection with this offering and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC to be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by PowerSchool Holdings, Inc. to acquire additional LLC Units from Topco LLC) and to range over the next 15 years from approximately $                 million to $                 million per year (or range from approximately $                 million to $                 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $                 million to $                 million (or range from approximately $                 million to $                 million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $                 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Future payments in respect of subsequent exchanges or financings would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. We expect to fund these payments using cash on hand and cash generated from operations. See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC” and “Organizational Structure—Tax Receivable Agreement.”

Credit Facilities

In August of 2018, we entered into a First Lien Credit Agreement with lending institutions for term-loan borrowings (the “First Lien Term Loan”) totaling $775.0 million and a Second Lien Credit

Agreement for term loan borrowings (the “Second Lien Loan,” together with the First Lien Term Loan, the “Term Loans”) totaling $365.0 million. The First Lien Credit Agreement also provided for a Revolving Credit Agreement (the “Revolving Credit Agreement”) of $120.0 million, which was increased by $60.0 million to a total of $180.0 million in November 2020 and will be increased by $109.0 million to a total of $289.0 million upon the consummation of the initial public offering, for letters of credit and loans to be used for working capital and other general corporate financing purposes and an incremental facility of $70.0 million (the “Incremental Term Facility”). Borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement are guaranteed by Topco LLC and certain of its subsidiaries as specified in the respective guaranty agreements, and are secured by a lien and security interest in substantially all of the assets of existing and future material domestic subsidiaries of Topco LLC that are loan parties.

The First Lien Term Loan became repayable in quarterly payments of $1.9 million beginning March 31, 2019 and will remain repayable through July 31, 2025, with all remaining outstanding principal due on July 31, 2025. The Incremental Term Facility became repayable in quarterly payments of $0.2 million beginning June 30, 2020 and will remain repayable through July 31, 2025, with all remaining outstanding principal due on July 31, 2025.

Borrowings under the First Lien Term Loan bear interest at the Adjusted Eurocurrency Rate plus the margin of 3.25% per annum, except for borrowings under the Incremental Term Facility where the margin is 4.50% per annum. The “Eurocurrency Rate” is defined as the LIBOR as administered by the Intercontinental Exchange (ICE) Benchmark Administration for deposits in dollars.

As of March 31, 2021, the interest rate on the First Lien Term Loan was 3.36%, and the interest rate on the Incremental Term Facility was 5.50%.

As of March 31, 2021, the outstanding balance on the Revolving Credit Agreement was $85.0 million with $95.0 million available for further borrowings. Between April 1, 2021, and June 23, 2021, an additional $10.0 million was drawn from the Revolving Credit Agreement, for a total outstanding balance of $95.0 million as of June 23, 2021.

Borrowings under the Second Lien Loan bear interest at the Adjusted Eurocurrency Rate plus the margin of 6.75% per annum. The “Eurocurrency Rate” is defined as the LIBOR as administered by the Intercontinental Exchange (ICE) Benchmark Administration for deposits in dollars. Borrowings under the Second Lien do not have periodic principal payments with full principal due on July 31, 2026.

As of March 31, 2021, the interest rate on the Second Lien Loan was 6.86%.

See “Description of Senior Secured Credit Facilities” for more information.

Bridge Loan

On March 3, 2021, we completed the acquisition of Hobsons, Inc. for approximately $318.9 million in cash. We entered into the $320.0 million aggregate principal amount Bridge Loan to fund the acquisition. We intend to use a portion of the net proceeds from this offering to repay in full the Bridge Loan. See “Use of Proceeds” for more information.

The Bridge Loan matures on August 31, 2022. The interest rate for Eurocurrency loans is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, plus the applicable margin. The initial margin is 3.00% per annum in the case of Eurocurrency loans. As of March 31, 2021, the interest rate on the Bridge Loan was 3.12%.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Net cash provided by (used in) operating activities	$54,321	$89,489	$(40,027)	$(51,457)
Net cash provided by (used in) investing activities	(200,834)	(107,312)	(9,834)	(327,751)
Net cash provided by financing activities	153,215	30,702	39,044	355,707
Effect of foreign exchange rate on cash and cash equivalents	854	876	(2,089)	367

Net increase (decrease) in cash and cash equivalents	7,556	13,755	(12,906)	(23,134)
Cash and cash equivalents at beginning of period	31,935	39,491	39,491	53,246

Cash and cash equivalents at end of period	$39,491	$53,246	$26,585	$30,112

Operating Activities

Net cash used in operating activities of $51.5 million for the quarter ended March 31, 2021 was primarily related to our net income of $0.5 million, adjusted for non-cash charges of $29.9 million and net cash outflows of $81.9 million resulting from changes in our operating assets and liabilities, net of acquisitions. Non-cash charges primarily consisted of depreciation and amortization of $28.6 million and management incentive unit-based compensation of $1.4 million. The main drivers of net cash outflows from changes in operating assets and liabilities were decreases in deferred revenue of $61.5 million due to the seasonality of our billing cycle, and deferred taxes of $16.2 million, partially offset by a decrease in accounts receivable by $15.0 million due to the timing of collections.

Net cash used in operating activities of $40.0 million for the quarter ended March 31, 2020 was primarily related to our net loss of $16.9 million, adjusted for non-cash charges of $26.1 million and net cash outflows of $49.3 million resulting from change in our operating assets and liabilities, net of acquisitions. Noncash charges primarily consisted of depreciation and amortization of $24.5 million and management incentive unit-based compensation of $1.4 million. The main drivers of the net cash outflows from changes in operating assets and liabilities were decreases in deferred revenue of $39.2 million and accrued expenses of $11.7 million, partially offset by a decrease in accounts receivable by $6.7 million due to the timing of collections.

Net cash provided by operating activities of $89.5 million for the year ended December 31, 2020 was primarily related to our net loss of $46.6 million, adjusted for non-cash charges of $107.5 million and net cash inflows of $28.6 million provided by changes in our operating assets and liabilities, net of acquisitions. Non-cash charges primarily consisted of depreciation and amortization of $101.2 million, and management incentive unit-based compensation of $5.6 million. The main drivers of net cash inflows were derived from the changes in operating assets and liabilities and were related to an increase in deferred revenue of $31.1 million due to increases in sales and decrease to accounts receivable of $11.6 million due to timing of collections. Inflows are offset by decrease in other liabilities, including deferred taxes, by $1.9 million and increase in other assets of $8.7M.

Net cash provided by operating activities of $54.3 million for the year ended December 31, 2019 was primarily related to our net loss of $90.7 million, adjusted for non-cash charges of $95.7 million and net cash inflows of $49.4 million provided by changes in our operating assets and liabilities, net of acquisitions. Noncash charges primarily consisted of depreciation and amortization of $89.3 million, and management incentive unit-based compensation of $5.8 million. The main drivers of net cash inflows were derived from the changes in operating assets and liabilities and were related to an increase in deferred revenue of $21.8 million due to increases in sales, an increase in accrued expenses of $15.9 million, and a decrease to accounts receivable of $24.6 million due to timing of collections, offset by decrease of deferred taxes of $5.3 million and increase in other assets of $10.7 million.

Investing Activities

Net cash used in investing activities of $327.8 million for the quarter ended March 31, 2021 was primarily related to the net cash paid for our acquisition of Hobsons, Inc. of $318.9 million and investment in capitalized product development costs of $8.6 million.

Net cash used in investing activities of $9.8 million for the quarter ended March 31, 2020 was primarily related to our investment in capitalized product development costs of $8.3 million and purchases of property and equipment of $1.6 million.

Net cash used in investing activities of $107.3 million for the year ended December 31, 2020 was related to net cash paid for business combination of $75.8 million, and investment in capitalized product development costs of $28.8 million.

Net cash used in investing activities of $200.8 million for the year ended December 31, 2019 was related to net cash paid for business combination of $170.4 million and investment in capitalized product development costs of $30.5 million.

Financing Activities

Net cash provided by financing activities of $355.7 million for the quarter ended March 31, 2021 was primarily related to net proceeds from our Bridge Loan of $315.2 million and from our revolving credit arrangement of $45.0 million, partially offset by payments related to our first lien debt of $1.9 million and deferred offering costs of $1.4 million.

Net cash provided by financing activities of $39.0 million for the quarter ended March 31, 2020 was primarily related to net proceeds from our revolving credit arrangement of $41.0 million, partially offset by payments related to our first lien debt of $1.9 million.

Net cash provided by financing activities of $30.7 million for the year ended December 31, 2020 was primarily related to net proceeds from our revolving credit agreement of $40.0 million, partially offset by payments related to our first lien debt of $7.8 million.

Net cash provided by financing activities of $153.2 million for the year ended December 31, 2019 was primarily related to proceeds from members’ investment of $93.0 million, net proceeds from the incremental facility of $68.6 million, partially offset by payments related to our first lien debt of $7.8 million.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases for office space and repayments of long-term debt.

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2020:

	Payments due by Period(1)
	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 years
	(in thousands)
Term loans—principal	$1,193,975	$8,450	$16,900	$803,625	$365,000
Term loans—interest(2)	268,688	54,641	108,374	93,081	12,593
Operating facility lease obligations	20,206	7,857	8,942	3,182	225
Other obligations(3)	168	92	66	10	—

Total(4)	$1,483,038	$71,040	$134,282	$899,898	$377,818

(1)

Excludes any of our obligations under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.”

(2)

Interest payments that relate to the Term Loans are calculated and estimated for the periods presented based on the expected principal balance for each period and the effective interest rate at December 31, 2020 of 4.59%, given that our debt is at floating interest rates. Excluded from these payments is the amortization of debt issuance costs related to our indebtedness.

(3)	Other obligations represent other non-cancelable operating leases.
(4)

Excludes any obligations related to the Bridge Loan entered into on March 3, 2021 for an aggregate principal amount of $320.0 million. The Bridge Loan matures on August 31, 2022. The interest rate for Eurocurrency loans is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, plus the applicable margin. The initial margin is 3.00% per annum in the case of Eurocurrency loan. The interest rate for the Bridge Loan as of March 31, 2021 was 3.12%.

Impact of Inflation

While inflation may impact our net revenues and costs of revenues, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2021.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

We earn revenue from subscription (“SaaS”) offerings, perpetual software licenses, maintenance and support services, and professional services.

We adopted the new revenue recognition standard Accounting Standards Codification (ASC) 606, Contracts with Customers, effective January 1, 2019, using the modified retrospective method for all contracts not completed as of the date of the adoption. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with the customer;

We determine we have a contract with a customer when the contract has been approved by both parties, we can identify each party’s rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay, and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history, credit history and other financial information.

•	Identification of the performance obligations in the contract;

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. We also evaluate whether any performance obligations within optional periods represent a material right. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

•	Determination of the transaction price;

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring products or delivery of services to the customer. Transaction price includes both fixed and variable consideration. However, we only include variable consideration in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities.

•	Allocation of the transaction price to the performance obligations in the contract;

If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). The transaction price is allocated to the separate performance obligations on a relative SSP basis. The determination of a relative SSP for each distinct performance obligation requires judgment. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the products sold, customer demographics, geographic locations, and the number and types of users within our contracts.

•	Recognition of the revenue when (or as) we satisfy a performance obligation.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that we expect to be entitled to receive in exchange for those products or services. For SaaS arrangements we recognize revenue ratably over the enforceable term of the arrangement, which is typically one year. For perpetual licenses, we typically recognize revenue at the point in time when the customer is able to use and benefit from the software, which is generally upon delivery to the customer. Professional services that are billed on a fixed fee basis are typically satisfied as services are rendered, and we generally use labor hours to measure progress toward completion as this is considered a faithful representation of the transfer of control of the services given the nature of the performance obligation. For professional services that are billed on a time and materials basis, the we apply the ‘as-invoiced’ practical expedient. Accordingly, revenue is generally recognized based on the amount that the Company has a right to invoice, as this amount corresponds directly with the value to the customer of the Company’s performance completed to date. Maintenance and support services are transferred evenly using a time-elapsed output method over the contract term given it is a stand-ready obligation and there is no discernible pattern of performance.

Accounts Receivable

Accounts receivable primarily includes trade accounts receivable from our customers.

Allowances for doubtful accounts and allowances for customer credits are established based on various factors, including credit profiles of our customers, contractual terms and conditions, historical payments, and current economic trends. Accounts receivable are written off or credited on a case-by-case basis, net of any amounts that may be collected.

Capitalized Product Development Costs

Our software and website development costs are accounted for under the guidance for internal use software and website development costs. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, if: (1) the costs are direct and incremental and (2) management has determined that it is probable that the project will be completed and the software will be used to perform the function intended, internal and external costs are capitalized until the application is substantially complete and ready for its intended use. We make ongoing evaluations of the recoverability of its capitalized software projects by comparing the net amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, we write off the amount by which the unamortized software development costs exceed net realizable value. Capitalized software development costs are being amortized on a straight-line basis over five years to cost of revenue. Useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill and Intangible Assets

When we acquire businesses, we allocate the purchase price to the fair value of the assets acquired and liabilities assumed, including identifiable intangible assets. Any residual purchase price is recorded as goodwill.

The determination of the useful lives of our developed technology and trademarks is primarily the period during which future expected cash flows are expected to be earned and support the fair value of the intangible assets. Customer relationships are amortized over the weighted average estimated customer life, which more accurately reflects the pattern of realization of economic benefits expected to be obtained.

The fair value of identifiable intangible assets is based on significant judgments made by management. We typically engage third-party valuation specialists to assist us in determining the fair values and useful lives of the assets acquired. Such valuations and useful life determinations utilize significant estimates and assumptions. These estimates and assumptions are based on historical experience, nature of the intangible asset, and information obtained from management of the acquired companies, and include, but are not limited to, future expected cash flows earned from intangible assets and discount rates applied in determining the present value of those cash flows. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values using the straight-line method designed to match the amortization to the benefits received.

Goodwill is the excess of the purchase price in a business combination over the fair value of identifiable net assets acquired. Goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment. Goodwill is assessed at least annually, but also whenever events or changes in circumstances indicate the carrying values may not be recoverable. Factors that could trigger an impairment review, include (a) significant underperformance relative to historical or projected future operating results; (b) significant changes in the manner of or use of the acquired assets or the strategy for our overall business and (c) significant negative industry or economic trends.

We conduct a goodwill impairment assessment on December 31st of each year by first evaluating qualitative factors to determine if there are any adverse market factors or changes in circumstances indicating that the carrying value of goodwill may not be recoverable. These factors include, but are not limited to, macroeconomic conditions, industry and market considerations, overall financial performance, and specific Company events such as changes in management, key personnel, strategy or customers, and other events such as a variation in the composition or carrying amount of net assets or an expectation of selling or disposing of a significant asset group or product line.

If it is more likely than not that an impairment of goodwill exists, we perform a quantitative test which compares the fair value of the reporting unit to the net carrying value and record an impairment of goodwill to the extent that the net carrying value exceeds the fair value. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any potential impairment. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. We recorded no goodwill impairment during the year ended December 31, 2020 or the quarter ended March 31, 2021.

Purchased intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values using the straight-line method designed to match the amortization to the benefits received. We evaluate long-lived assets, including finite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Factors that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of or use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our long-lived assets or our finite-lived intangibles and other assets, that revision could have a material impact on our financial results. We recorded no long-lived asset impairment during the year ended December 31, 2020 or the quarter ended March 31, 2021.

Business Combinations

In accordance with applicable accounting standards, we estimate the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. We allocate purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed, and equity interests issued, after considering any transactions that are separate from the business combination. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and deferred revenue. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates. Significant estimates in valuing deferred revenue include, but are not limited to, cost to service plus a profit markup.

The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.

Management Incentive Unit-Based Compensation

We grant management incentive unit (MIU) awards as profit interests to employees based on the estimated fair value of the awards at the date of grant. These MIUs are subject to service and performance conditions. We recognize compensation expense for time-based units on a straight-line basis over the respective requisite service periods of the awards. For performance-based units, subject to performance conditions, we evaluate the probability of achieving each performance condition at each reporting date and recognize expense over the requisite service period when it is deemed probable that a performance condition will be met using the accelerated attribution method over the requisite service period. Certain of our awards have performance-based vesting condition, which will be satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (1) an initial public offering, or IPO, or (2) a sale event. As of December 31, 2020 and March 31, 2021, the performance conditions were not deemed probable of being met, and, accordingly, no expense was recorded. As a result of the Organizational Transactions, we expect to incur approximately $                 of additional stock-based compensation expense in third quarter of 2021, based on an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In addition, we expect to incur an additional $                 of additional stock-based compensation expense in third quarter of 2021 due to new stock-based awards we expect to make upon completion of this offering, based on an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Given the absence of any active market for the shares underlying the awards, the fair value of the awards was determined by the Company’s board of directors with input from management and third-party valuations. We recognize expense over the requisite service period on a straight-line basis. Unit-based compensation expense is recognized within cost of revenue; research and development; and selling, general, and administrative expense on the consolidated statements of operations and comprehensive loss based on the function of the employees receiving the MIUs.

We utilize the Black-Scholes pricing model for determining the estimated fair value of MIUs and participating units. The Black-Scholes pricing model requires the use of subjective assumptions including the units’ expected term and the price volatility of the underlying stock. The value of the MIUs are also adjusted for a discount for lack of marketability. The Company has historically been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term has been determined based on the expected holding period (in years) until a major liquidity event as of the grant date. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on its unit-based compensation and does not expect to pay any cash dividends in the foreseeable future.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, including those regarding our future expected revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of future events.

Income Taxes

We are a limited liability company which is treated as a partnership for federal income tax purposes. We are also treated as a partnership in the majority of the states in which we operate; however, certain state jurisdictions tax the operations of a limited liability company. We have purchased corporate entities which operate in the United States and are taxed at corporate tax rates. We also have operations in Canada through an entity that is treated as a corporation for Canadian income tax purposes, and in India through an entity called PowerSchool India Private Limited. Under this partnership structure, federal, most state, and local income tax liabilities and/or benefits are passed through to our owners. As such, the recognition of income tax expense (or benefit) represents income tax related to our U.S. corporate entities, Canadian operations, Indian operations, foreign withholding taxes, and state corporate taxes that are imposed on us.

Our taxable subsidiaries account for income taxes under the asset and liability method of accounting. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset.

Significant judgment is required in determining the accounting for income taxes. In the ordinary course of business, many transactions and calculations arise where the ultimate tax outcome is uncertain. Our judgments, assumptions and estimates relative to the accounting for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of future audits conducted by foreign and domestic tax authorities. Although we believe that our estimates are reasonable, the final tax outcome of matters could be different from our assumptions and estimates used when determining the accounting for income taxes. Such differences, if identified in future periods, could have a material effect on the amounts recorded in our consolidated financial statements.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to our consolidated financial statements: “Summary of Significant Accounting Policies” appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are the respective local currencies. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Canada and India. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the year ended December 31, 2020, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

Our primary market risk exposure is changing Eurodollar-based interest rates. Interest rate risk is highly sensitive due to many factors, including E.U. and U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. The Term Loans, Incremental Term Facility, Bridge Loan, and Revolving Credit Agreement carry interest at LIBOR, as administered by the Intercontinental Exchange (ICE) Benchmark Administration for deposits in dollar, plus the applicable margin. The applicable margin is initially 3.25% per annum in the case of the First Lien Term Loan including the Revolving Credit Agreement. The applicable margin is initially 4.50% per annum in the case of the Incremental Term Facility. The applicable margin is initially 6.75% per annum in the case of the Second Lien Term Loan. The applicable margin is initially 3.00% per annum in the case of the Bridge Loan.

At March 31, 2021, we had total outstanding debt of $1,191.9 million, $320.0 million, and $85.0 under our Term Loans, Bridge Loan, and Revolving Credit Agreement, respectively. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of approximately $15.1 million.

LETTER FROM HARDEEP GULATI

CHIEF EXECUTIVE OFFICER

Thank you for taking the time to learn about PowerSchool. I hope this letter helps you understand how we empower the diverse needs of schools and school districts from kindergarten through grade 12 to help administrators, educators and students succeed and why I am so proud and humbled to lead this great company.

High-Quality Education is a Fundamental Right for All

Our mission starts with a very simple belief—that education is a critical thread in the fabric of our society and that every single child has the right to a high-quality education that prepares them to fully realize their future potential in life. Unfortunately, because the advent of modern technology in the K-12 market has lagged behind other sectors, K-12 schools and school districts have yet to experience all the benefits of digital transformation that would enable them to operate more efficiently and deliver better services to students and their families.

As large and complex organizations, K-12 schools and school districts require comprehensive and modern technology solutions to manage a wide range of issues, from regulatory reporting, efficient school operations, teacher shortages, equitable learning, the need for real time actionable data and insights, and more. Yet a large portion of the market continues to rely on disparate, legacy solutions that are inflexible, expensive to maintain and vulnerable to security breaches. Designed as stand-alone solutions, these systems are often fragmented, exist in tangled webs of interdependencies, and create data silos. This results in pervasive inefficiencies and wasted time and severely limits teachers’ ability to focus on the student, ultimately impairing student outcomes and inhibiting access to a high-quality education.

Follow Your Passion

I have been building and running software businesses for nearly two decades, from my days at Oracle leading complex product lines to my tenure as CEO at SumTotal Systems, a market leader in enterprise talent and learning management. I have seen first-hand the mission-critical role enterprise software plays in transforming end-markets and helping businesses achieve operational excellence. My corporate education experience ignited my passion for the impact technology can make in improving and personalizing education. Since becoming CEO of PowerSchool in 2015, I’ve had the opportunity to harness the power of technology to drive efficiencies for administrators, empower educators, unlock student potential, and contribute to improvements in a vital function of our society. I feel fortunate to have the opportunity to combine my passion for technology with my passion for educational equity and to be at the forefront of modernizing 21st century education while contributing to the greater good of our society.

Creating the K-12 System of Record, Engagement and Intelligence

Over the past five years the team at PowerSchool has focused on providing comprehensive solutions that are connecting millions of students, teachers, administrators and parents, with the shared goal of improving student outcomes for every child we serve. We not only enable mission critical workflows with best-in-class digital tools, but we also integrate and streamline complementary classroom and operations technologies, providing administrators the tools they need to reduce their back-office burden and giving teachers more time to focus on what is most important—student instruction. Our solutions provide the industry’s most comprehensive unified classroom experience, bringing together student information systems, learning management and classroom collaboration, assessment, analytics and special education case management in one platform. For administration and operations, our platform helps manage critical aspects of student information, enrollment, class schedules, recruiting and training teachers, managing operations and expenses, and engaging families by communicating real-time updates on student progress.

We have seen tremendous progress in the adoption and efficacy of technology in K-12. This has only fueled our passion and further energized us. While we saw the need and demand for comprehensive systems that educators deserve across small and large schools and districts, we could not have imagined how critical our solutions would become in the spring of 2020.

Accelerating the Digital Transformation of K-12

There is no doubt the events of 2020 have had a profound effect on all areas of our lives, with education being one of the most significantly impacted. The pandemic has exposed the digital divide and gaps in technology readiness that have been plaguing our education system. In many ways, COVID-19 accelerated recognition of the critical need for modern technology systems to ensure schools could continue to operate and educators could keep learning going, safely and effectively, creating a seminal moment for the sector. I have three kids in school and, like other families around the world, we struggled with the overnight shift to remote learning. Teachers and administrators demonstrated resilience and, in many cases, heroics to keep schools open and learning going through the crisis, but technology can and should help improve the educational experience for everyone.

In short, COVID-19 confirmed the case for fast and fundamental change. The progress this year also demonstrated change is possible and can deliver improved results. Our technology is powering how schools are run, supporting online learning and helping the K-12 community come together. We saw the clear need for a modern Student Information Systems (“SIS”) and cloud solutions to provide flexibility with schedules and attendance, online enrollment to avoid physical lines and office visits, accelerated adoption of our Schoology Learning Management System (“LMS”) for blended learning, a talent management solution for virtual recruitment and remote professional development, college and career readiness system to better prepare students for life beyond high school, and the modernization of back-office systems. I am incredibly proud of how PowerSchool has helped during this time, and how educators and parents have adapted and grown together to navigate these uncertain times. While we had already started to see accelerated digital transformation of K-12 in the last few years, the technological breakthroughs we support are reimagining the future of education and beyond.

A Brighter Future for K-12 through the Power of Data and Personalized Learning

We believe the acceleration of digital transformation in the education industry has reached an inflection point. Looking ahead, a data-driven approach to education will be central to further disrupting and defining the next phase of the K-12 learning experience. In November 2020, to build on the power of technology in education, we acquired Hoonuit, a leading K-12 analytics and data management company. With Hoonuit we are giving our educators access to breakthrough artificial intelligence and machine learning driven analytics that integrate with their SIS, LMS, Enrollment, Enterprise Resource Planning (“ERP”), College and Career Readiness, and Talent Management products and offer the most comprehensive insights across all key aspects of district and school operations. We envision the next frontier of K-12 education in the U.S. and globally to be enabling personalized learning in every classroom and home. Using data-driven and actionable insights to identify individual learning gaps, recommend development plans, and empower teachers, we can tailor the learning experience for every individual student.

Our Culture, Our People, Our Values

PowerSchool was built on the belief that every child deserves access to the best opportunities in life. This foundational principle informs our mission, our culture, and our values. Our people are deeply passionate about solving the challenges in K-12 education. All of our 2,900+ employees have been working remotely this last year, but each one of them has ensured we didn’t miss a beat for our customers. We have always been at the forefront of investing in innovation, providing a superior customer experience, and leveraging our scale to invest in and support the critical needs of all our districts and users. I am extremely proud to have the opportunity to lead PowerSchool. Our people, our culture and our innovative technology are helping over 45 million students and 12,000 districts, schools, and other education institutions (our “customers”) transform the way they learn, teach, and operate every day.

Looking forward, we continue to focus on the most critical issues facing K-12 today: the importance of the whole child, empowering our administrators and teachers, delivering personalized learning and ensuring we have access to actionable insights to make the right decisions for our students. And we know that by doing this now we can help educators succeed, creating a brighter, more effective and equitable future for generations of students to come. I believe, with the dedication of our team, customers, and industry partners, we will help the K-12 ecosystem thrive.

Thank you for taking the time to learn about PowerSchool. I invite you to join us on our journey.

Sincerely,

Hardeep Gulati

BUSINESS

Our Mission

We empower the K-12 education ecosystem of schools, districts and education departments to enable parents, educators and administrators to deliver the best education to children, allowing them to realize their potential.

Company Overview

At PowerSchool, we believe in the simple truth that every student deserves the best opportunities in life. Unfortunately, because adoption of technology in education has lagged behind other sectors, K-12 schools and school districts, and ultimately their students and families, have yet to experience all the benefits from digital transformation. That’s why we seek to power the education ecosystem with unified technology that helps educators and students realize their potential, in their way. A digital transformation in education is currently under way, unleashing tremendous potential, surfacing insights and driving efficiencies, and we believe all administrators, educators and students are entitled to benefit from this advancement.

As a pioneer and the leading provider of cloud-based software to the K-12 education market, we provide a Unified Platform that includes the core system of record used by districts and schools and leverages our rich data to deliver insights and analytics to improve education outcomes. We serve more than 12,000 customers, including 93 of the 100 top districts by student enrollment in the United States, have 30 state-, province-, or territory-wide contracts in North America, and sell solutions in over 90 countries globally. Our solution is embedded in school workflows and is used on a daily basis by educators, students, administrators and parents in schools and districts representing over 45 million students globally, over 70% of all K-12 students in the U.S. and Canada. Our cloud-based technology platform helps schools and districts efficiently manage state reporting and related compliance, special education, finance, HR, talent, registration, attendance, funding, learning, instruction, grading, college and career readiness, assessments and analytics in one place. Through our Unified Platform approach, we help our customers streamline operations, aggregate disparate data sets, and develop insights using predictive modelling and machine learning. Our ability to transform information into actionable insights improves the efficiency of school operations, the quality of instruction delivered by teachers, and the pace of student growth, which we believe should have a profound effect on K-12 educational outcomes.

Our broad scale, engagement with all constituents and single-sector focus has made us one of the most recognizable and trusted brands in the K-12 market. We achieved our leadership position by combining over twenty years of deep expertise with our vision to create modern technology to automate and streamline inefficient processes, aggregate critical data in central system of record systems, and utilize assessment and data analytics to help students succeed. This scale and market presence, combined with our sales and marketing organization of approximately 378 individuals as of March 31, 2021, led to over 2,300 non-renewal sales transactions each in excess of $10,000 in 2020 and over 1,900 in 2019.

School districts have steadily increased investment in cloud-based software solutions, and we expect the adoption trend to accelerate post-COVID-19. The pandemic has created a seminal moment for education, driving secular step-function changes in the pace of technology adoption. These recent events have also exposed the lack of technological readiness in many schools and districts. Faced with extended closures, school leadership had to rapidly mobilize resources to confront the acute technical, instructional, and administrative challenges of maintaining uninterrupted learning, teaching and operations. According to Gartner, external IT spending in K-12 schools is expected to grow at a CAGR of 7% from 2020 to 2025, from approximately $13 billion to $18 billion.

Our customers include every major type of K-12 organization across a range of sizes. Our solutions are mission-critical and foster a high degree of customer loyalty, resulting in long-standing and stable customer relationships. PowerSchool has grown rapidly over the last several years and we plan to continue to deepen our relationships with existing customers by providing strong customer support, cross-selling incremental solutions and integrating point solutions for customers. As of March 31, 2021, our ARR grew by over 34% YoY and our Net Revenue Retention Rate exceeded 108%.

For the year ended December 31, 2019, we generated total revenues of $365.0 million (of which 84.4% are recurring), net loss of $90.7 million, gross profit of $195.0 million, adjusted gross profit of $231.0 million (63.3% margin) and adjusted EBITDA of $92.9 million. For the year ended December 31, 2020, we generated total revenues of $434.9 million (of which 85.3% are recurring), net loss of $46.6 million, gross profit of $243.1 million, adjusted gross profit of $286.5 million (65.9% margin), and adjusted EBITDA of $135.6 million. For the quarter ended March 31, 2021, we generated total revenues of $118.1 million (of which 87.3% are recurring), net income of $0.5 million, gross profit of $66.3 million, adjusted gross profit of $78.8 million (66.7% margin), and adjusted EBITDA of $37.6 million. For additional information on our financial results and key metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

Industry Background

K-12 education is an essential industry to society and one of the largest vertical end-markets in the global economy, representing the third highest discretionary spend category by the United States government in 2019. According to data from the NCES and Statistics Canada, over $900 billion is spent each year on K-12 education in the United States and Canada, with approximately 61 million students enrolled in public and private K-12 institutions in 2020. The quality of our education system drives our quality of life and overall economic prosperity. The success of K-12 education depends upon a vibrant ecosystem of participants that includes students, parents, teachers and administrators—each with their own needs, opportunities and challenges.

Schools are undergoing a dynamic digital transformation through the adoption of cloud-based software that is helping to improve collaboration, communication and curricula, utilizing rich data and analytics to surface educational insight, and automating back office operations. K-12 software spending includes instructional and non-instructional resources that track and analyze student performance, manage classroom activities, facilitate HR and support enterprise resource planning while streamlining administrative functions. Districts and schools are increasingly seeking integrated cloud platforms due to the ease of accessibility, lower up-front investment, scaled and secure data practices, simplified implementation and growing comfort with subscription-based models.

Real-time Data and Insights are Needed for District and Student Success

Students, parents, teachers and administrators lack real-time information and comprehensive ways to view student, educator and operational data. Existing systems that manage student and teacher data are often paper-based, cumbersome and have limited ability to effectively aggregate student performance information. In addition, full assessments of student capabilities typically occur during end-of-year final exams, at which point it is too late for teachers to address gaps in understanding. This summative data also does not provide educators with information about the underlying factors influencing or impeding learning, which is key to moving students forward. Without this data, schools struggle to provide parents with the appropriate level of transparency into their child’s performance. A study from Learning Heroes stated that 92% of parents believe their children are performing at or above their grade level in reading and math, while in reality only 37% of students achieve proficiency. Our Unified Platform helps to solve these challenges caused by lack of access to real-time, comprehensive data, providing insights to help educators and administrators drive district and student success.

Teachers and Administrators Lack Resources to Deliver Personalized Learning

Students learn best when education is tailored to their individual needs, yet most of our education system is built on a one-size-fits-all pedagogy targeting the average student. Teachers, despite their best intentions, are often required to juggle several disparate solutions in the classroom for delivering instruction and managing students, resulting in a lack of time and information needed to address each child’s unique and changing needs. According to McKinsey, only 49% of a teacher’s time is spent directly with students. Our suite offers teachers and administrators the information, insights, and time necessary to personalize instruction at an individual student level.

Widespread Teacher Shortages Will Have a Long-Term Impact on Educational Outcomes

One of the most profound issues impacting K-12 organizations is a long-term shortage in educators. Substandard opportunities for professional development contribute to poor teacher retention rates and widespread educator shortages. These shortages, along with budget constraints, are leading to substandard instruction and limiting the time and attention given to students. COVID-19 has exacerbated K-12 staffing problems, with the lowest public school employment levels since 2000, according to the Bureau of Labor Statistics. Recruiting, retaining and training high quality teachers has become an imperative for school districts, many of which continue to rely on paper-based processes and lack the network to optimize talent management. In addition, the ability to find qualified substitute teachers has become more difficult, impacting districts’ abilities to manage absences and deliver consistent educational outcomes.

The K-12 Regulatory Environment is Highly Complex

Schools and districts are required to comply with growing volumes of local, state and federal regulations, many of which are directly tied to a school or district’s ability to access funding. The substantial level of investment required for vendors to create and continually adhere to K-12 compliance mandates makes software development very challenging. This limits and, in some cases, prevents the emergence of potentially novel technology, while preserving legacy point solutions and outdated, often manual or paper-based processes. Many schools and districts still rely on spreadsheets, home-grown platforms and/or dozens of technology vendors with little integration between various tools, exacerbating the challenges teachers and administrators face.

Legacy, Compartmentalized K-12 Software Has Fallen Short

K-12 schools and districts have lagged other end-markets in terms of technology adoption. Most K-12 software was designed as point solutions (ERP, LMS, SIS, assessments, etc.), which fail to provide harmonized, integrated, and accurate data that meet the needs of students, parents, teachers and administrators. According to a survey conducted by Digital Promise in 2017, 74% of U.S. districts use more than 26 different technology products and only 33% of districts have integrated the majority of their technology tools. K-12 constituents are forced to navigate numerous fragmented platforms with information residing in disparate data silos. This has led to wasted time, lost productivity and has limited the ability of schools and districts to use data to improve education outcomes. Broad platforms with unified data have become a technology imperative to allow teachers to focus more on students and to drive improvement in critical education indicators on which the U.S. is lagging:

•	Based on ACT data, less than 45% of students are prepared for college-level math, science or reading

•	NCES data indicates that over 500,000 high school students drop out annually

•	According to the PISA organization, the United States ranks 25th on the International Student Assessment average across math, reading and science

K-12 Education is Being Reimagined

We believe the way teachers educate, students learn and parents partner with schools is permanently changing. As technology solutions have improved and students have greater access to devices, schools and districts have embarked on their digital transformation. In addition, COVID-19 forced stakeholders to accelerate this shift and test new methods of hybrid learning. We believe the current backdrop and requirement to maintain operational continuity through remote operations has put a spotlight on the need for schools to modernize their software platforms and technology infrastructure. These secular trends are causing districts to rapidly move towards implementing cloud-based platforms capable of unifying the learning experience, information, engagement, and the core systems of record.

Shift to Data-Driven Education

We believe a data-driven approach to education is central to how students, educators, parents and administrators reinvent the K-12 education experience. Real-time collaboration and engagement, deep analytics and rich information management are helping to fulfill the promise of digital transformation, workplace optimization and elevating student success. There are several ways that data and analytics are transforming education, including:

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Integration.    Districts have recognized the value of data in education and have generated volumes of it; unfortunately, this data is underutilized because it often sits in disparate silos and in incongruent formats. Without integrating systems of data generation, accumulation and interpretation, the value of the data is materially diminished. Our Unified Platform integrates systems and data, and helps educators and administrators implement data-driven education initiatives.

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Actionable Insight.    Actionable intelligence offers the ability to synthesize disparate data sets into reportable information. Using real-time data helps improve a range of processes including creating personalized learning programs using student achievement data, making investment decisions using data from our ERP, and managing staffing and professional development improvements using our talent solutions.

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AI and ML.    AI/ML is crucial to processing and analyzing data to provide novel insights such as identifying at-risk student before they fall too far behind, identifying staff retention risk areas, and optimizing district investments. According to IDC, education is among the top three opportunities for AI deployment.

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Process Automation.    School districts are modernizing and automating processes that have historically been done manually. Dynamic data models are increasingly being used to monitor processes, tasks and decisions to increase efficiency and allow teachers to focus on activities that lead to better student outcomes and higher teacher satisfaction. According to a study by McKinsey, teachers spend approximately 13 hours per week on activities that could be automated using existing technology.

Market Opportunity

PowerSchool serves a large addressable market opportunity globally as school districts continue to make significant investments in IT applications and infrastructure. In 2020, approximately $13 billion was spent on K-12 technology in the U.S. and Canada and this is expected to increase approximately 7% per year from 2020 through 2025 according to Gartner. Based on an analysis by Frost & Sullivan that we commissioned in connection with this offering, we estimate the global total available market for PowerSchool’s current set of solutions to be approximately $25 billion. To estimate our market opportunity, Frost & Sullivan identified the total number of K-12 students globally by country. Frost & Sullivan then multiplied the number of students within each country by the per student list price of our product segments, assuming deployment of each of the selected product segments and a distribution of K-12 organization sizes that is similar to those in the US.

Our Unified Platform

Mission-Critical System of Record, Engagement and Intelligence

We provide a comprehensive suite of cloud solutions that deliver a broad range of mission-critical capabilities to K-12 organizations in over 90 countries globally (our “Unified Platform”). Foundational to our cloud applications is our market-leading SIS. Our SIS acts as the backbone of K-12 organizations and centralizes student information and processes that power the core operations of our customers. In addition to the SIS, we offer a full suite of mission-critical, cloud solutions that districts need to manage their operations, staff, and instruction: PowerSchool Unified Administration, PowerSchool Unified Talent, PowerSchool Unified Classroom, PowerSchool Unified Home and PowerSchool Unified Communities. We also provide a rich set of analytic capabilities through PowerSchool Unified Insights, consolidating enabling visualization of data across our own platform and third-party solutions. Our Unified Platform is a comprehensive solution that connects the back-office, classroom and home while bringing together students, parents, teachers and administrators providing the following key benefits:

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Mission-Critical to District Funding and Compliance.     Districts and schools must adhere to a myriad of constantly evolving federal and state-specific reporting requirements to receive a significant portion of their funding. These reports, data requirements, and submission guidelines vary state-to-state, and can be incredibly burdensome, oftentimes requiring dedicated functions within districts. Our compliance reporting solutions in PowerSchool SIS, PowerSchool Unified Classroom Special Programs, and PowerSchool Unified Administration eFinancePLUS (ERP) cover the ever-changing requirements of 45 U.S. states and 5 Canadian provinces, providing more coverage for this mission-critical process than any other SIS vendor.

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Improves Productivity Through Automation and Simplification.    Our PowerSchool Unified Administration and PowerSchool Unified Talent solutions are designed to simplify and digitally transform back-end ERP and HR operations. These solutions modernize finance and HR workflows within the district, including budgeting, financial reporting, procurement, teacher and employee hiring, onboarding and staff development. Through automation of time-sensitive, manual processes such as filling temporary vacancies with substitute teachers, and focusing on educator efficacy with solutions for professional learning and staff evaluation, these solutions help optimize a district’s operations and allow more time and focus to be spent on classroom instruction and improving educator retention.

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Provides Real-time Insight, Transparency and Visibility.    Our Unified Insights solution integrates data across functional areas including the back office, classroom and home. This provides a holistic view from which all K-12 stakeholders can derive real-time insight, feedback, reporting, notifications and enhanced transparency. Educators and administrators use this visibility and data to closely track and benchmark academic successes and gaps within different demographic groups in their districts, understand location-based enrollment trends to help project funding inflows and requirements, and leverage predictive analytics to identify at-risk students. Additionally, communities gain unique insight into performance at the local, district and state level, which drives accountability for leadership.

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Enables Seamless Communication, Collaboration and Engagement.    The PowerSchool Unified Platform seamlessly connects all K-12 stakeholders. Teachers can manage the full instructional process while interacting digitally with students inside and outside of the classroom. For example, through the PowerSchool Unified Classroom and its Schoology LMS, educators can effectively manage their classrooms and deliver instruction through a fully digital platform, while fostering real-time collaboration with their students. The unified classroom provides dashboards that highlight achievement and learning gaps, and the ability to integrate high-quality, standards-aligned digital content from any vendor into their daily curriculum, giving educators the ability to assign personalized learning paths to students based on their individual needs. This functionality has been instrumental for blended and virtual learning during the COVID-19 pandemic.

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Improves Education Outcomes.    Our Unified Platform and organization are centered around the goal of helping educators and students realize their potential. By freeing up teacher time with PowerSchool SIS and Unified Classroom, empowering educators by driving parent and student engagement with Unified Home and Unified Communities, and giving administrators the visibility they need with Unified Insights, Unified Administration, and PowerSchool SIS, our solutions give our customers the time, tools, and data they need to focus energy on driving education outcomes rather than administrative tasks. We equip educators with the tools and information needed to deliver personalized instruction to each student. For example, through Unified Communities and Naviance, counselors can help students prepare for life after high school through assessments, planning tools, and curriculum that align to students’ competencies and goals.

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Reduces Operational Costs.    We provide an integrated suite of easy-to-use cloud solutions that eliminate the need for disparate tools and related expenses associated with deploying, managing and maintaining them on-premises. As of March 31, 2021, over 75% of our ARR was generated from our cloud-based solutions. By digitally transforming high frequency workflows and automating manual processes, schools are able to dramatically reduce their operating expenses. For example, our PowerSchool Enrollment solution supports the core online enrollment process by eliminating costly manual data entry and paperwork, reducing associated printing and mailing costs, and reducing time spent by parents enrolling and re-enrolling their children each year.

Our Competitive Strengths

Our position as the leading cloud-based software platform for K-12 is built on the following highly differentiated competitive strengths:

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Market Leader in K-12.    PowerSchool is widely recognized as the leading provider of cloud solutions for K-12 education, serving organizations representing over 70% of all K-12 students in the U.S. and Canada. Our Unified Platform is broadly distributed and embedded within state and local school districts, serving 93 of the 100 largest districts by student enrollment in the United States. This leading market presence has fueled brand recognition and a reputation associated with the highest-quality solutions, which we believe is difficult to replicate and supports new customer wins. It also helps drive broader adoption of our solutions by our large, loyal customer base.

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Unmatched System of Record and Breadth of Capabilities.    We are the leading K-12 SIS provider in the United States, reaching over 19 million students and spanning from state-level deployments to charter and private schools. This provides us with significant relevance to our customers and branded recognition in the market as opposed to our competing SIS vendors. Our systems comprise the hub for core school operations, classroom instruction and human capital management. We believe our Unified Platform represents the most complete suite of cloud solutions available in the market and our customers benefit from their deep integration, streamlined management and a superior user experience.

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Best-in-Class Cloud Solutions Purpose-Built for K-12 Education.    We have over two decades of experience delivering innovative cloud solutions in the K-12 industry. We work closely with our customers to ensure continuous improvement that closely aligns to their dynamically changing needs. For example, our solutions facilitate industry-specific reporting requirements mandated by local, state, and federal agencies that enable districts and schools to receive funding through our compliance reporting capabilities, which has been developed over the course of decades and supported by a team of approximately 140 to build, maintain, and continuously update. Our singular focus on the K-12 end-market and our commitment to being at the forefront of technological innovation is a significant competitive differentiator. Our central goal is to use innovation and technology to solve complex problems specific to K-12 schools and stakeholders.

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Highly Compelling Return on Investment.    Our platform provides measurable benefits for K-12 stakeholders. We unify disparate data sources, digitize manual, paper-based processes and streamline workflows. Our solutions reduce the total cost of operations, facilitate improved decision making and allocation of budgets, and drive better teacher effectiveness and student outcomes. Our classroom and community solutions increase connectivity and engagement, driving a higher perception of value and branded recognition of PowerSchool solutions throughout the K-12 ecosystem of users, administrators and stakeholders.

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Unique Data Asset, Analytics and Insight.    Our leading SIS is the most comprehensive system of record for student data—enrollment, grades, attendance, health, behavior, transcripts, report cards and student fees. This acts as the hub from which rich analytics and unique student insight are derived. The data we aggregate, analyze and benchmark contributes to a myriad of decisions that impact the lives of students, including crucial funding decisions. With our Hoonuit solution, we actively use predictive analytics, machine learning and data modeling to provide deeper insights into student success, such as identifying students who are at-risk, analyzing graduation readiness, assessing college preparedness and more.

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Culture Built Around our Intense Passion for Education.    We are passionate about developing cloud solutions that help K-12 stakeholders reimagine the education experience. We believe it is critical to have a company culture that empowers its employees to challenge existing educational paradigms and drive change. We reinvest a significant portion of our revenues in R&D, product development and technology innovation each year. We also direct time and resources to thought leadership activities that drive K-12 collaboration aimed at improving of educational processes and outcomes. As many of our employees were former educators, we are deeply passionate about solving the challenges in K-12 education, in part because we have lived them firsthand. We are privileged to serve a market that impacts so many stakeholders, is foundational to our culture and shapes our future.

Our Growth Strategies

We intend to extend our position as the leading provider of cloud software for the K-12 education market in North America. The key components of our growth strategy are the following:

Cross-Sell to Our Existing Customers.    We intend to leverage our track record of success with our existing customers by selling additional software across our Unified Platform and targeting new opportunities within these schools and districts. Many of our customers use only a portion of our overall suite, continuing to rely on disparate point solutions that do not capture the full benefits of an integrated, cloud solution suite. We believe that as customers continue to appreciate the benefits of an integrated software platform, across student data, classroom learning, back-office functions and talent management, they will increase the number of our solutions within our Unified Platform they buy from us over time. We expect this will drive incremental adoption across customers and attractive dollar net retention rates.

Expand Our Customer Base.    The K-12 market is very large and underpenetrated. We are uniquely positioned to grow as schools continue to digitally transform their operations and modernize their on-premise deployments in favor of modern, cloud solutions. Our leading brand and efficient go-to-market strategy will also help drive referrals and growth in new customers. We believe we have the largest sales force in K-12 software and benefit from strong brand recognition, positive user experiences and our ubiquity within schools and districts across the U.S. and Canada in a reference driven market. Many of our solutions are translatable and exportable to international markets, and we intend to continue investing in strategies to enhance our market position globally. These strategies include M&A, strategic partnerships, and product investments. We may target both English-speaking and non-English speaking markets with various applications from our Unified Platform. The majority of our customers in non-English speaking countries use our products in English, but we do have customers who utilize our Schoology LMS product in different languages as this is possible within the product. We believe this represents a long-term growth opportunity, in addition to our core North American market opportunity.

Unlock the Power of Data.    Producing data driven insights derived from our Unified Platform has been a key focus over time. Through the acquisition of Hoonuit, we have a solution that processes data across all aspects of student achievement to evaluate the impacts of demographics, educators, financial situation, and location. We also use benchmark data to both provide a more holistic view of student success and provide machine learning-based predictive analytics. In addition to these examples, we believe there are several other ways we can leverage our unique vertical data to continue to innovate.

Expand our Partnerships to Cultivate a Broader K-12 Ecosystem.    Building symbiotic relationships with best-in-class providers across the K-12 ecosystem enables us to further enhance our cloud solutions, extend our reach and provide more value to our customers. We collaborate closely with leaders in adjacent spaces that enhance our existing capabilities, driving further demand among new and existing users. As the core system of record, many innovative point solutions and apps seek to partner with us and integrate with our Unified Platform. Our partnership ecosystem strategy involves providing go-to-market support, which can range from simple website promotion to reseller relationships and API licensing for our partners. API licensing enables vendors to leverage our private API to create “plugins” that enable certain data flows and embedded experiences between their solutions and ours, primarily focused on PowerSchool SIS. This enhances functionality for our customers and constituents. For example, we partner with multiple K-12-focused payment processing and POS vendors to help provide an improved experience for parents and students managing student fees and remitting payment to schools. We frequently require annual fees from partners that increase based on the partner’s success in growing within our customer base.

Continue to Selectively Target Acquisitions.    Since 2015, we have acquired and successfully integrated 12 businesses that are complementary to our software and technology capabilities. We have a demonstrated track record of driving growth from our acquired assets and delivering positive ROI for our customers and stakeholders. Our position as the leading systems of record, engagement and intelligence provides us with a unique vantage point to identify the most innovative companies serving the K-12 end market. We build partnerships and integrations with many providers in the broader ecosystem seeking to integrate with our Unified Platform to gain access to critical data. Many of our acquisitions have come from our partner network, which has allowed us to minimize execution risk, simplify integration into our platform and clarify synergy opportunities. We believe M&A is complementary to our strategy and intend to continue to pursue targeted acquisitions that further complement our portfolio of technology offerings or provide us access to new markets.

Build Upon our Social Impact.    The social impact of our cloud-based software platform continues to be a key priority. Under the ESSA, school districts are required to differentiate instruction for each individual student to prepare them to succeed in college and careers. All districts face a mandate to invest in innovation to close the achievement gap as well as attain funding from federal frameworks. Our Unified Platform has become a necessity for school districts as teachers are empowered to spend more time directly interacting with their students and less time on back office functions. Student engagement and performance data also enables teachers to drive more personalized impact for each student to achieve their full potential. Our commitment to improved student outcomes and equity in educational access informs all of our hiring, investment and execution strategies.

Our Technology Offerings

Our suite of cloud solutions help K-12 districts and schools manage a broad set of mission-critical functions.

PowerSchool Student Information Systems

PowerSchool Student Information System is the mission-critical data backbone that powers K-12 operations. It serves as the hub and single source of truth for student data. The SIS simplifies reporting and improves compliance with student data mandates outlined by local, state, and federal guidelines. This ensures accurate and timely regulatory reporting required for districts to receive funding and is used by nearly every school constituent on a day-to-day basis. We are the leading K-12 SIS provider in the United States, connecting over 19 million students and spanning from state level deployments to smaller charter and private school deployments. Schools and districts depend on our modern, easy-to-deploy SIS to improve daily operations, boost administration productivity, identify problem areas and ensure funding with easy reporting. We provide a scalable SIS that covers all district and school administration needs, including registration, attendance, scheduling, federal and state compliance reporting, data management, faculty management, emergency/medical and health management. Because of its wide-ranging impact on a district or school’s operations, the SIS can have a profound impact on securing essential funding, optimizing operations and resourcing, and ultimately improving student outcomes.

Features of our SIS include:

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System of Record.    Our SIS serves as the source system of record of all student data—enrollment, grades, attendance, health, behavior, transcripts, report cards, discipline management, student fees, and more. In addition to being the source of record, the SIS is used as the hub for data that is leveraged by other systems used by stakeholders.

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Configurable, Adaptable Software.    Our SIS can be easily deployed and tailored to fit districts’ and schools’ unique needs. Every layer of the PowerSchool SIS is extensible and can provide configuration in the user interface, data layer and business logic. Alternatively, we offer hundreds of pre-built and ready to use configurations based on our experience with other districts and school boards.

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Real-Time Student Insights.    Real-time insights into student attendance, behavioral trends and key demographic information allow administrators and teachers to make informed decisions that lead to student growth.

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Cloud Hosted and Secure.    Our dedicated security team and our solutions, whether deployed on private or public cloud, hybrid-cloud or in a few cases on-premises, ensure district data is safe, secure and always accessible. We adhere to the highest security standards, holding an ISO 27001 certification.

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Simplified Compliance Reporting.    The federal, state and local regulatory environment is complex and constantly evolving, making it critical for districts and schools that their compliance reporting framework is efficient and updated, to ensure maximum funding. We have invested over the course of the last 20 years in building, maintaining and constantly updating our regulatory database and reporting capabilities that span across 45 U.S. states and 5 Canadian provinces, currently supported by a team of approximately 140 individuals. With student data securely and accurately captured in the SIS, our solution greatly simplifies state compliance reporting and empowers districts and boards to receive maximum funding.

•	Master Scheduler. Automates the scheduling process for school administrators.

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Industry Data Standards Support.    Our SIS can be accessed across multiple systems and applications in a seamless and actionable way, improving administrative efficiencies and saving teachers valuable time, allowing them to focus their energy on personalizing instruction to reach each and every student. We support the Ed-Fi Alliance and SIF, which are industry initiatives to develop a scalable solution for data exchange and interoperability.

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Family Engagement.    Our SIS provides real-time access to attendance, assignments, grades, report cards, transcripts and messages from teachers and school bulletins to students and their families from their phone, tablet or computer via an online portal or our mobile app.

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PowerTeacher Pro Gradebook.    Simplifies grading and tracking of student progress on traditional grades and standards mastery. Assignments, tests and quizzes can all be graded online and shared with parents and students through the online portal in real-time.

PowerSchool Enrollment and PowerSchool Ecollect Forms

PowerSchool Enrollment is our end-to-end online enrollment software that supports the core registration and admission processes (e.g., lottery and school choice) for schools and districts. PowerSchool Enrollment works with other SIS providers, cutting costs and saving time by eliminating manual data entry and paperwork and reducing unnecessary printing and mailing costs. Accurate and up-to-date enrollment data helps school administrators streamline compliance reporting and optimize resource allocation across learning, medical and transportation needs.

PowerSchool Ecollect brings all K-12 forms online, allowing users to create, edit and share online forms from within the PowerSchool SIS. Administrators can pull from a library of form templates or create their own forms and share forms with neighboring districts. PowerSchool Ecollect can be used for wellness surveys, e-learning consent forms, device tracking, permission slips, field trips, transportation requests and parent-teacher conferences among several other uses. We have seen this functionality leveraged by our customers during COVID-19 to collect health-related information about their students.

Together, these functions reduce cost and save time for both administrators and teachers, freeing up educator time and allowing greater investment in activities that directly contribute to learning.

PowerSchool Unified Insights

PowerSchool Unified Insights aggregates customers’ disparate data sets and sources seamlessly into a central data warehouse. The solutions are used to provide a holistic view of data and harness the power of predictive modelling and machine learning, delivering real-time insight, transparency and visibility.

Administrators use the data and insights to help identify at-risk students, drive better attendance, improve school engagement, and monitor social and emotional wellbeing. Reporting tools and dashboards help increase leadership effectiveness at the school and district level by delivering clear operational insights and helping administrators track, manage and monitor all aspects of a school or district’s student, teachers, operations and performance metrics.

As our database continues to grow, our proprietary AI and machine learning capabilities continue to strengthen, generating actionable insights and adaptive recommendations designed for personalized learning.

Our Performance Matters Analytics gathers insights around student assessment data. Our dashboards provide critical data access that equips educational leaders to make day-to-day decisions.

Our recent acquisition of Hoonuit has further strengthened our data management, analytics, machine learning and AI capabilities. The acquisition expands our scale and reach, with more than 250 district customers and 12 contracts with state or territory departments of education. Hoonuit’s technology offerings include Hoonuit Essentials (accountability tracking), Hoonuit Early Warning, Hoonuit Student Success, Hoonuit Social Emotional Learning, Hoonuit Finance & Operations, Hoonuit Human Capital, Hoonuit Data-Driven Workflows, Hoonuit Enrollment Analytics, Hoonuit Location Analytics and Hoonuit Community Engagement.

PowerSchool Unified Classroom

PowerSchool Unified Classroom 2021 is the only solution to combine best-in-class LMS, Formative Assessment, Special Programs, SIS and Unified Analytics to create a complete teaching and learning classroom solution that helps give teachers the time and information they need to support whole-child instruction. With the ability to connect with any SIS, it allows teachers to track a student’s learning, behavior and academic performance in real-time across the educational journey. Valuable teacher time is saved by removing duplicative manual tasks that once plagued teaching: multiple logins, duplicate data entries, manual assignment management and infrequent communication. PowerSchool Unified Classroom brings together LMS, assessment, analytics, gradebook and special education case management in one place, facilitating seamless data flow between technology offerings. These real-time insights into students’ learning progress allow for proper remediation and a personalized learning experience.

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Schoology Learning.    LMS built specifically for the K-12 market. As a leading LMS provider for K-12, Schoology makes it easy for students and teachers to access the following from one integrated platform: course management, curriculum management, communication and collaboration tools, integrated assessments and actionable analytics. Teachers can see a complete view of a student’s performance and use information to develop strategies in order to address and eliminate instructional gaps through tailored instruction and personalized learning paths. During the extended school closures caused by the COVID-19 pandemic, Schoology has been instrumental as the learning hub for blended and virtual learning. Today, Schoology has over 12 million users in over 60 countries globally.

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Performance Matters Assessment.    Assessment software for teachers to author and administer benchmark assessments. Features include standardized assessment methods, scoring methods and analytics. Teachers gain increased visibility into students’ learning progress to easily identify and resolve any learning issues while avoiding manual processes and saving time.

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Special Programs.    Integrated case management system for students with special needs. The software facilitates the development and management of special education documents, including pre-referral, eligibility, individualized education plan (“IEP”), service documentation, state reporting, and data collection for Medicaid billing.

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Gradebook.    Software that simplifies grading and tracking of student progress on traditional grades and standards mastery within Schoology and PowerSchool SIS. Assignments, tests and quizzes can all be graded online and shared with parents and students through the online portal in real-time.

PowerSchool Unified Talent

PowerSchool Unified Talent simplifies HR operations by modernizing HR workflows through digitization to enhance sourcing and retention of employees. Schools, districts and boards use our software to navigate the complete employee lifecycle, including: recruiting & hiring, onboarding & managing and developing & retaining high-quality talent. Additionally, we serve more than 600 colleges and universities in Higher Education, primarily through a talent management and acquisition system purpose-built for Higher Education.

•	Recruiting & Hiring. Expands schools’ hiring pool, helps identify strong candidates and streamlines processes making recruiting easier.

•	Onboarding & Managing. Simplifies HR management with paperless processes and substitute management software for continuous and undisrupted learning.

•	Developing & Retaining. Supports teacher advancement with tailored professional learning and clear evaluations that promote collaboration.

PowerSchool Unified Administration

PowerSchool Unified Administration is a highly configurable end-to-end ERP system designed to simplify the unique back-office needs of K-12 schools and districts and unlock staff productivity. Our software gives administrators a single, integrated solution to simplify the management of school operations, bringing together finance, HR and payroll allowing stakeholders to reduce cost and save time while more effectively allocating resources. Built specifically for K-12 environments, PowerSchool Unified Administration ensures schools and districts stay in compliance with changing regulatory requirements by generating state-required reports and streamlining the management of teacher contracts, payroll, workflow and student funding accounting. Integrated HR and finance workflows enables schools and districts to easily process departmental requests across functional silos, from budget allocation to HR decisions and actual payments all out of one solution.

PowerSchool Unified Home

PowerSchool Unified Home acts as a bridge between class and home through a fully integrated mobile app, giving parents transparency into students’ academic performance, schedules, school bulletins and instant teacher communication and collaboration tools. With mobile notifications for grades, test scores, attendance, and teacher communications, students can take greater ownership and accountability for their learning while parents are able to engage and work with teachers to better support their children’s academic progress.

PowerSchool Unified Communities

Our Unified Communities solution is focused on helping educators, students, parents, and administrators get the most out of PowerSchool through a broader ecosystem of users, partners, and higher education institutions. With core solutions that facilitate students connecting their education learning path with their post-secondary life planning activities, students and school counselors have a robust solution to deliver on the core mission of career and college readiness for education agencies. Educators can connect to career opportunities and best practice resources through the broader PowerSchool community portal. Through Unified Communities, PowerSchool provides:

•  Naviance.    Naviance is the leading college, career, and life readiness solution,

reaching over 40% of high school students in the US. Through Naviance, counselors help students prepare for life after high school through career discovery and assessments, counseling curriculum, course planning, and facilitating the college application process.

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Intersect.    Intersect is an innovative admissions solution with exclusive integration with Naviance that helps Higher Education institutions understand student interests and helps make personalized connections during the admission process.

•	Job Board. Allows customers to promote job postings and diversify their candidate pool with the nation’s most popular online K-12 job board.

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ISV Partner Program.    PowerSchool’s partner program is an exclusive collection of 120+ partners who we believe are critical to our mission of improving the education experience. Our program promotes the delivery of comprehensive solutions to all areas of management of a classroom, school, district, or state.

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PowerSchool Community Portal.    The PowerSchool Community is a place for 300k+ administrators, educators, partners, parents, and students to get the most out of their PowerSchool products, allowing them to connect with peers and PowerSchool experts online.

Customers

PowerSchool serves the full spectrum of K-12 organizations, including state departments of education, public school districts of all sizes, charter schools, independent schools, virtual schools and more. Within these organizations, our buyers include the following:

•	Superintendents and other heads of schools responsible for all aspects of their K-12 organizations and constituents;

•	Chief Information Officers (“CIOs”) and other IT leaders responsible for their organizations’ full IT portfolio, including infrastructure, software, hardware and more;

•	Chief Financial Officers (“CFOs”), Chief Business Officers (“CBOs”) and other financial and administrative leaders responsible for administrative functions and financial success;

•	Chief Human Resources Officers (“CHROs”) and other human resources leaders responsible for management and development; and

•	Chief Academic Officers (“CAOs”) and other instructional & accountability leaders responsible for academic achievement, reporting, content and curriculum;

As the clear leader in the K-12 space, our engagement with customers is unparalleled. We have 30 state- and province-wide contacts in place and partner with 93 of the 100 largest U.S. districts by student enrollment, including the NYC Department of Education and the Los Angeles Unified School District. We serve over 12,000 customers in over 90 countries representing over 45 million students, representative of over 70% of all students in the U.S. and Canada. Our largest customer accounted for less than 3% of revenue in the year ended December 31, 2020.

PowerSchool has a multi-channel approach to customer support that includes live channels where our customers can speak with our Technical Support Engineers and on-demand channels where customers can self-serve whenever they may need assistance. Our Technical Support Engineers go through extensive training to both learn our products as well as to build customer service skills and are available to assist our customers across all of our product lines. Technical Support Engineers deliver support to our customers via live chat, live phone, email, and our web portal. In addition to these channels, we have a robust customer community which is available to every customer. On our customer community, customers can help each other answer questions, research articles and how-to documents, as well as watch videos on product functionality. PowerSchool utilizes third-party support consultants in a staff augmentation approach during busy times of the year. These third-party consultants go through training to provide a consistent level of support to our customers and are used only on an as-needed basis.

Sales and Marketing

We have a sales and marketing organization of approximately 378 individuals as of March 31, 2021 that employs a two-pronged go-to-market approach, allowing us to efficiently sell to and serve the needs of K-12 organizations. This approach, combined with our status as the market leader with a strong reputation has allowed us to build an efficient, predictable sales model.

Our Account Management team services state-level educational entities, districts and private and charter schools. This team is divided into Strategic Accounts, Enterprise Accounts and Inside Sales sub-teams, which are respectively organized by customer region and size. Our Account Management team is focused on acquiring new customers as well as upselling and cross-selling additional products into our broad customer base. These efforts include prospecting for new clients, driving new deals across state-wide, consortium, district and private entities while providing specialized sales attention to achieve higher penetration of PowerSchool solutions.

To complement our Account Management sales teams, we have a Solutions Sales team. The Solutions Sales team is comprised of product specialists across all the PowerSchool solutions, including PowerSchool Student Information Systems, PowerSchool Unified Classroom, PowerSchool Unified Talent, PowerSchool Unified Insights, PowerSchool Unified Communities and PowerSchool Unified Administration solutions, providing dedicated product knowledge and know-how for a focused sales dialog, including demonstrations and in-depth product reviews with prospects and existing customers.

Both of these teams are enabled by several supporting organizations:

•	Solution Engineers responsible for technical sales functions, including, but not limited to, preparing and delivering product demonstrations;

•	Sales Development Representatives responsible for outbound lead generation and inbound lead qualification;

•	A Sales Operations organization responsible for managing internal sales systems, processes and targets;

•	A Sales Enablement organization responsible for new hire onboarding, continual product and sales skills training, and sales tools;

•	A Bids and Proposals organization for project management of inbound RFPs, RFIs, RFQs and similar documents; and

•	A Marketing organization with discrete functions for demand generation, solution marketing, corporate marketing and public relations.

PowerSchool’s contracts typically have a three-year term with one-year rolling renewals, although we have many large contracts with terms that extend beyond three years. Customers are billed annually in advance, with a small number of customers billed semiannually, quarterly or monthly. We experience predictable annual renewal cycles, with a meaningful portion of invoices for service periods beginning in July and September.

Competition

The overall market for K-12 software is highly competitive and fragmented. Due to the comprehensive nature of our platform, we compete with education-focused vertical software providers, such as Blackboard and Frontline Education, as well as horizontal enterprise software providers, such as Workday and SAP that offer solutions across multiple verticals.

The actual and potential competition in each of our key solutions is described below.

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Student Information System.    PowerSchool plays in a large and fragmented SIS market in which most competitors are sub-scale and regional. Currently, we compete with other national SIS providers such as Infinite Campus, Edupoint and Skyward.

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Unified Classroom.    The market for classroom solutions is competitive. The main competitors for our Unified Classroom solution include systems offered by Instructure and Illuminate Education. In addition to the main competitors, Google and Microsoft have products, Google Classroom and Microsoft Teams, respectively, that serve the K-12 end-market. However, these products have limited features compared to a scalable district-wide LMS such as Schoology and often work alongside an LMS.

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Unified Admin.    Our leading K-12 ERP software competes with K-12 focused ERP systems offered by Tyler Technologies and Skyward. From time-to-time, we face competition from Oracle, SAP, and other horizontal providers when selling to the largest school districts in the U.S.

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Unified Talent.    Our Unified Talent solution faces competition from other education-technology and enterprise software providers, including Frontline Education, Eduphoria and other small local providers.

•	Unified Communities. Our leading college and career readiness solution faces competition from other education-technology providers, including Xello, SCOIR, and other providers.

We believe the principal competitive factors in our market include the following:

•	brand awareness, reputation and influence among Educators and Administrators;

•	products purpose-built for the K-12 market, as opposed to corporate enterprise systems that have been retrofit for the market;

•	breadth and depth of product offerings and functionality;

•	modern and intuitive technology and user experience;

•	ease of deployment and use;

•	software integration and third-party partnerships;

•	unified data and product integration between PowerSchool products;

•	total cost of ownership;

•	reliability and performance of solutions;

•	ability to provide advanced data analytics capabilities;

•	mobile capabilities; and

•	quality and availability of service and support.

We believe that we compete favorably on the basis of these factors and that the significant compliance investment required for developing, marketing, and selling successful software solutions in the K-12 market may hinder new entrants that are unable to invest the necessary resources to develop and deploy software solutions with the same level of functionality, interoperability and compliance as ours.

However, we recognize that many of our competitors may have adequate financial, technical and other resources. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our space will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. While these new companies may bring new products to market, the K-12 education environment is slow to adopt unproven and untested products, making new company entrances difficult. We may also expand into new markets and encounter additional competitors in such markets.

See “Risk Factors—Risks Relating to Our Business” for a more comprehensive description of risks related to our competition.

Research & Development

Our Research & Development organization is focused on enhancing and integrating our solutions, advancing our data analytics capabilities and innovating in disruptive technologies, such as personalized learning. Our success is based on long-term investments in innovative product development and compliance that have enabled us to establish a leadership position in the North America K-12 market and create long-term customer relationships. Our research and development department is comprised of teams, based principally in the U.S. and India, focused on our various products and technologies that are designed to support our mission of helping K-12 organizations succeed with PowerSchool. We practice agile development methodologies that enable us to innovate at a rapid pace and at scale. As of March 31, 2021, our research and development team was comprised of approximately 1,038 employees, including product management and engineering personnel, which represents approximately 36% of our global employee base.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade dress and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights. These laws, procedures and restrictions provide only limited protection.

We have registered “PowerSchool” and the “PowerSchool” logo as trademarks in the United States and other jurisdictions. We have also registered numerous Internet domain names related to our business.

We enter into agreements with our employees, contractors, customers, partners and other parties with which we do business to limit access to and disclosure of our technology and other proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop solutions and services that compete with ours. Moreover, others may independently develop technologies that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Furthermore, effective patent, copyright, trademark, trade dress and trade secret protection may not be available in every country in which our solutions are available, as the laws of some countries do not protect intellectual property and proprietary rights to as great an extent as the laws of the United States. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Companies in the software industry or non-practicing entities may own large numbers of patents, copyrights, trademarks and other intellectual property and proprietary rights, and these companies and entities have and may in the future request license agreements, threaten litigation or file suit against us based on allegations of infringement, misappropriation or other violations of their intellectual property and proprietary rights.

See “Risk Factors—Risks Relating to Our Business” for a more comprehensive description of risks related to our intellectual property.

Privacy and Government Regulation

We are subject to a number of laws and regulations that affect companies conducting business on the Internet and in the education industry, many of which are still evolving and could be interpreted in ways that could harm our business. The manner in which existing laws and regulations will be applied to the Internet and education in general and how they will relate to our business in particular, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, financial aid, scholarships, student matriculation and recruitment, quality of solutions and services and intellectual property ownership and infringement.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

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The Children’s Online Privacy Protection Act, which imposes additional restrictions on the ability of online services to collect information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is “harmful to a minor.”

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The Family Educational Rights and Privacy Act, which protects the privacy and restricts the disclosure of student information and generally prohibits an educational institution from disclosing personally identifiable information from a student’s education records without the student’s consent if the student is 18 years of age or older.

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The U.S. Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act, among other things, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information.

Data privacy and security with respect to the collection of personally identifiable information from students continues to be a focus of worldwide legislation and regulation. This includes significant regulation in the European Union and legislation and compliance requirements in various jurisdictions around the world. Within the United States, several states have enacted legislation that goes beyond any federal requirements relating to the collection of personally identifiable information from students. Examples include statutes adopted by the State of California and most other States that require online services to report certain breaches of the security of personal data; a California statute that requires companies to provide choice to California customers about whether their personal data is disclosed to direct marketers or to report to California customers when their personal data has been disclosed to direct marketers. In addition, our business is subject to laws specific to students, such as the Family Educational Rights and Privacy Act, the Delaware Higher Education Privacy Act and a California statute which restricts the access by postsecondary educational institutions of prospective students’ social media account information. Compliance levels include disclosures, consents, transfer restrictions, notice and access provisions for which we may in the future need to build further infrastructure to further support.

We post our privacy policies and practices concerning the use and disclosure of student data on our website. Any failure by us to comply with our posted privacy policies, Federal Trade Commission requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies or by private litigants that could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted and certain proposals, if adopted, could harm our business through a decrease in student registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before students can utilize our services.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could harm our business, operating results and financial condition. We may be subject to legal liability for our online services.

We maintain content usage review systems that, through a combination of manual and automated blocks, monitor potentially infringing content of which we become aware. Nevertheless, claims may continue to be brought and threatened against us for negligence, intellectual property infringement, or other theories based on the nature and content of information, its origin and its distribution and there is no guarantee that we will be able to resolve any such claims quickly and without damage to us, our business model, our reputation or our operations.

We expect and plan for new laws, regulations and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities. Any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact growth.

See “Risk Factors—Risks Relating to Our Business” for a more comprehensive description of risks related to our data privacy

Human Capital Management

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through high-quality benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices.

As of March 31, 2021, we employed 2,905 people. We also engage temporary employees and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages. We have high employee engagement and consider our current relationship with our employees to be good.

Facilities

Our corporate headquarters are in Folsom, CA, where we lease 61,338 square feet of office space under a lease that expires in January 8, 2022 (5 year option to renew with a term date of January 8, 2027). We have additional office locations in the United States and in various international countries where we lease a total of 327,961 square feet. These additional locations include Austin, TX, Bethlehem, PA, Roanoke, VA, and Mobile, AL, international offices in Bangalore, India, and locations from the Naviance and Intersect acquisition in Arlington, VA and Cincinnati, OH. We believe that our facilities are adequate for our current needs.

Legal Proceedings

We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

ORGANIZATIONAL STRUCTURE

Overview

PowerSchool Holdings, Inc. is a Delaware corporation formed to serve as a holding company that will hold an interest in Holdings LLC. PowerSchool Holdings, Inc. has not engaged in any business or other activities other than in connection with its formation and this offering. Upon consummation of this offering and the application of the net proceeds therefrom, we will be a holding company, our sole assets will be equity interests in Holdings LLC (held directly and indirectly through the former Blocker Entities) and we will exclusively operate and control all of the business and affairs and consolidate the financial results of Holdings LLC. Prior to the closing of this offering, the operating agreement of Holdings LLC will be amended and restated to, among other things, modify its capital structure by replacing the membership interests currently held by Holdings LLC’s existing owner, Topco LLC, with a new class of LLC Units, a portion of which (the Participation Units) have a participation threshold. We and Topco LLC will also enter into an Exchange Agreement under which Topco LLC (and certain permitted transferees thereof) may (subject to the terms of the Exchange Agreement) exchange its LLC Units (other than Participation Units) for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Topco LLC will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange of LLC Units other than Participation Units. Any shares of Class B common stock so delivered will be cancelled. Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. As Topco LLC exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased.

Upon completion of this offering, our Principal Stockholders will control approximately     % (or approximately     % if the underwriters exercise their option to purchase additional shares in full) the voting power in PowerSchool Holdings, Inc. as follows: (i) Vista will control approximately     % (or approximately     % if the underwriters exercise their option to purchase additional shares in full) through their its control of Topco LLC and its ownership of our Class A common stock and (ii) Onex will control approximately     % through its ownership of our Class A common stock. See “Principal Stockholders” for additional information about our Principal Stockholders.

Incorporation of PowerSchool Holdings, Inc.

PowerSchool Holdings, Inc. was incorporated in Delaware on November 30, 2020, and has not engaged in any business or other activities except in connection with its formation and the offering. Our certificate of incorporation will be amended and restated at or prior to the consummation of this offering. Our amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.” In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

Shares of our Class B common stock, which provide no economic rights, will be distributed to Topco LLC in connection with this offering. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock—Class B Common Stock.” Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” will each be completed prior to or in connection with the completion of this offering.

Immediately prior to the effectiveness of this Registration Statement, we will take the following actions:

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We will amend and restate the LLC Operating Agreement of Holdings LLC to, among other things (i) modify its capital structure by replacing the membership interests currently held by Holdings LLC’s existing owners with a new class of LLC Units held initially by Topco LLC, a portion of which (the Participation Units) have a participation threshold and (ii) appoint PowerSchool Holdings, Inc. as the sole managing member of Holdings LLC.

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We will engage in a series of transactions (the “MIU Exchanges”) that will result in each current holder of management incentive units (“MIUs”) at Topco LLC which were or are subject to time-based vesting receiving                  shares of Class A common stock in exchange for their time-based MIUs, subject to vesting, where applicable, consistent with the terms of the exchanged MIUs.

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The Blocker Entities through which the Principal Stockholders hold a portion of their ownership interests in Topco LLC will engage in a series of transactions that will result in each of these entities becoming subsidiaries of PowerSchool Holdings, Inc. Our Principal Stockholders will receive shares of our Class A common as consideration for the Blocker Contributions. See “Use of Proceeds.” As a result of such transactions, (i) the former equityholders of the Blocker Entities will exchange all of the equity interests in the Blocker Entities for shares of PowerSchool Holdings, Inc. Class A common stock and enter into the Tax Receivable Agreement.

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We will amend and restate the certificate of incorporation of PowerSchool Holdings, Inc. to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

•	We will issue shares of Class B common stock to Topco LLC, on a one-to-one basis with the number of LLC Units (other than Participation Units) it owns, for nominal consideration.

•

We will enter into the Exchange Agreement with Topco LLC pursuant to which Topco LLC will be entitled to exchange LLC Units (other than Participation Units), together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. See “—Exchange Agreement.”

•

We will enter into the Tax Receivable Agreement with Topco LLC, Vista and Onex that will provide for the payment by PowerSchool Holdings, Inc. to Topco LLC, Vista and Onex, collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) certain increases in our proportionate share of the existing tax basis of the assets of Holdings LLC and its flow-through subsidiaries, and an adjustment in the tax basis of the assets of Holdings LLC and its flow-through subsidiaries reflected in that proportionate share, as a result of purchases of LLC Units with the proceeds of this offering and any future exchanges of LLC Units held by an LLC Unitholder (other than PowerSchool Holdings, Inc.) for shares of our Class A common stock or, at our election, for cash or any prior transfers of interests in Holdings LLC, as described under “Organizational Structure—Exchange Agreement,” (ii) certain tax attributes of the Blocker Entities (including NOLs and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC (including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest). See “—Tax Receivable Agreement.”

In connection with the completion of this offering, we will issue                  shares of our Class A common stock to the investors in this offering (or                  shares if the underwriters exercise their option to purchase additional shares in full) in exchange for net proceeds of approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions but before estimated offering expenses payable by us.

Immediately following the completion of this offering, we will take the following actions:

•

We will use approximately $             million of the net proceeds of this offering to acquire                  newly-issued LLC Units in Holdings LLC at a purchase price per LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

•

Holdings LLC will apply the proceeds it receives from us (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares) to repay outstanding indebtedness, fund philanthropic initiatives benefitting K-12 educators in North America, and pay expenses incurred in connection with this offering, each as described in “Use of Proceeds.” Holdings LLC will bear or reimburse us for all expenses of this offering, including the underwriters’ discounts and commissions.

•	As a result of the Organizational Transactions:

•	the investors in this offering will collectively own shares of our Class A common stock and we will hold LLC Units;

•	Topco LLC will own LLC Units (other than Participation Units), shares of Class B common stock, and Participation Units with a weighted average participation threshold of ;

•	our Class A common stock will collectively represent approximately % of the voting power in us; and

•	our Class B common stock will collectively represent approximately % of the voting power in us.

The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

The Management Coinvestors and Other Investors collectively own approximately .5% of the equity interests of Severin Topco, LLC. These investors will continue to hold their equity interests in Severin Topco, LLC upon completion of this offering.

The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Vista will own     % of the equity of Topco LLC and will possess voting and dispositive power over all shares of Class B common stock and LLC Units held directly by Topco LLC. The Management Coinvestors and Other Investors will own the remaining     % of the equity in Topco LLC. See “Principal Stockholders” for additional information about our Principal Stockholders.

(2)	Upon completion of this offering, our Principal Stockholders will control the voting power in PowerSchool Holdings, Inc. as follows: (i) Vista will control approximately % (or approximately

% if the underwriters exercise their option to purchase additional shares in full) through their control of Topco LLC and its ownership of our Class A common stock and (ii) Onex will control approximately % through its ownership of our Class A common stock. See “Principal Stockholders” for additional information about our Principal Stockholders.
(3)	Management will own % of our Class A common stock received in connection with the MIU Exchanges.
(4)

Shares of Class A common stock and Class B common stock will vote as a single class except as required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class B Common stock will be entitled to one vote on all matters to be voted on by shareholders generally. The Class B common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of PowerSchool Holdings, Inc. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, Topco LLC will be entitled to exchange LLC Units, together with an equal number of shares of Class B common stock (other than in connection with exchanges of Participation Units), for shares of Class A common stock determined in accordance with the Exchange Agreement or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale).

(5)

Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, (i) the holders of Class A common stock will have     % of the voting power in PowerSchool Holdings, Inc., (ii) Topco LLC, through ownership of the Class B common stock, will have     % of the voting power of PowerSchool Holdings, Inc., (iii) Topco LLC will own     % of the outstanding LLC Units in Holdings LLC and (iv) PowerSchool Holdings, Inc. will own     % of the outstanding LLC Units in Holdings LLC. Following the consummation of the Organizational Transactions, PowerSchool Holdings, Inc. will be a holding company and its sole asset will be its direct equity interest in Holdings LLC. PowerSchool Holdings, Inc. will exclusively operate and control all of the business and affairs of Holdings LLC and its subsidiaries. Accordingly, although PowerSchool Holdings, Inc. will initially own a minority economic interest in Holdings LLC following the consummation of this offering, PowerSchool Holdings, Inc. will have 100% of the voting power and will control management of Holdings LLC, subject to certain exceptions. The combined financial results of Holdings LLC and its consolidated subsidiaries will be consolidated in our financial statements.

Our post-offering organizational structure will allow Topco LLC to retain its equity ownership in Holdings LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in PowerSchool Holdings, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that Topco LLC generally will find it advantageous to hold its equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The LLC Unitholders, like PowerSchool Holdings, Inc., will be allocated their proportionate share of any taxable income of Holdings LLC.

Topco LLC will also hold shares of our Class B common stock. Although these shares of Class B common stock have only voting and no economic rights, they will allow Topco LLC to exercise voting power over PowerSchool Holdings, Inc., the sole managing member of Holdings LLC, at a level that is proportional to their overall equity ownership in Holdings LLC. Class B common stock is entitled to one vote per share. When Topco LLC exchanges LLC Units (other than Participation Units) for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), pursuant to the Exchange Agreement described below, it will also be required to deliver an equivalent number of shares of Class B common stock. Any shares of Class B common stock so delivered will be cancelled.

Amended and Restated Operating Agreement of Holdings LLC

In connection with the completion of this offering, we will amend and restate Holdings LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Holdings LLC, and the rights and obligations of the LLC Unitholders, will be set forth in the LLC Operating Agreement. The LLC Operating Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Sole Manager

In connection with this offering, we will become a member and the sole managing member of Holdings LLC. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of Holdings LLC without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Holdings LLC and the day-to-day management of Holdings LLC’s business. Pursuant to the LLC Operating Agreement, we cannot be removed, under any circumstances, as the sole managing member of Holdings LLC, except by our election.

Compensation

We will not be entitled to compensation for our services as managing member. We will be entitled to reimbursement by Holdings LLC for fees and expenses incurred on behalf of Holdings LLC, including all expenses associated with this offering and maintaining our corporate existence.

Recapitalization

The LLC Operating Agreement recapitalizes the interests currently held by the existing owner of Holdings LLC, Topco LLC, into a new single class of common membership units, which we refer to as the “LLC Units.” The LLC Operating Agreement will also reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of Holdings LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement. A portion of the LLC Units (the Participation Units) have a participation threshold.

Distributions

The LLC Operating Agreement will require “tax distributions,” as that term is defined in the LLC Operating Agreement, to be made by Holdings LLC to its “members,” as that term is defined in the LLC Operating Agreement. Tax distributions generally will be made quarterly to each member of Holdings LLC, including us, on a pro rata basis among the LLC Unitholders based on Holdings LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code, which means that the amount of tax distributions will be determined based on the LLC Unitholder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will equal to the highest combined maximum U.S. federal, state, and local income tax rate applicable to a taxable individual or corporation in any jurisdiction in the United States, but will be made pro rata based on ownership of LLC Units, and so Holdings LLC will be required to make tax distributions that, in the aggregate, will likely significantly exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Holdings LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. We expect Holdings LLC will make pro rata distributions out of distributable cash periodically to the extent permitted by agreements governing indebtedness of Holdings LLC and its subsidiaries and necessary to enable us to cover our tax liability and obligations under the Tax Receivable Agreement (and to enable the other LLC Unitholders to cover their tax liabilities) and non pro rata reimbursements to us in respect of our expenses.

Exchange Rights

The LLC Operating Agreement provides that Topco LLC (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement described below, exchange its LLC Units (other than Participation Units) for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Topco LLC will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange of LLC Units other than Participation Units. As a holder surrenders or exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased. See “—Exchange Agreement.” Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock.

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation

At any time that we issue one or more shares of Class A common stock in connection with an equity incentive program, whether such share or shares are issued upon exercise (including cashless exercise) of an option, settlement of a restricted stock unit, as restricted stock or otherwise, Holdings LLC will issue a corresponding number of LLC Units, registered (directly or indirectly) in our name; provided that we shall be required to contribute (directly or indirectly) all (but not less than all) of the net proceeds (if any) received by us from or otherwise in connection with such issuance of one or more shares of Class A common stock, including the exercise price of any option exercised, to Holdings LLC. If any such shares of Class A common stock so issued by us in connection with an equity incentive program are subject to vesting or forfeiture provisions, then the LLC Units that are issued (directly or indirectly) by Holdings LLC to us in connection therewith shall be subject to vesting or forfeiture on the same basis; if any of such shares of Class A common stock vest or are forfeited, then a corresponding number of the LLC Units issued by Holdings LLC shall automatically vest or be forfeited. Any cash or property held by us or Holdings LLC or on any of such person’s behalf in respect of dividends paid on restricted shares of Class A common stock that fail to vest shall be returned to Holdings LLC upon the forfeiture of such restricted shares of Class A common stock.

Maintenance of One-to-One Ratio of Shares of Class A Common Stock and LLC Units Owned by PowerSchool Holdings, Inc.

Our amended and restated certificate of incorporation and the LLC Operating Agreement will require that (1) we at all times maintain a ratio of one LLC Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (2) Holdings LLC at all times maintains a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us.

Transfer Restrictions

The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Holdings LLC.

Dissolution

The LLC Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve Holdings LLC. In addition to a voluntary dissolution, Holdings LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Holdings LLC; (2) second, to pay debts and liabilities owed to creditors of Holdings LLC, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Holdings LLC (after accounting for the participation thresholds of outstanding Participation Units and as determined based on the number of LLC Units held by a member relative to the aggregate number of all outstanding LLC Units).

Confidentiality

Each member will agree to maintain the confidentiality of Holdings LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation

The LLC Operating Agreement provides for indemnification of the manager, members and officers of Holdings LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Holdings LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of Holdings LLC will not be liable to Holdings LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments

The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of Holdings LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

The purchase of LLC Units by us in connection with this offering is expected to result in the acquisition by us of a proportionate share of the existing tax basis of the assets of Holdings LLC and its flow-through subsidiaries. Accordingly, such purchase of LLC Units by us is expected to result in an adjustment in the tax basis of the assets of Holdings LLC and its flow-through subsidiaries reflected in the proportionate share of such assets treated as acquired by us.

In addition, Topco LLC may from time to time (subject to the terms of the Exchange Agreement) exercise a right to exchange LLC Units for shares of our Class A common stock, or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). We intend to treat such acquisitions of LLC Units as direct purchases of LLC Units from Topco LLC for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by Topco LLC to Holdings LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly. Holdings LLC (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) intends to have in place an election under Section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), effective from the date of the LLC Operating Agreement for each taxable year in which an exchange of LLC Units for Class A common stock or cash occurs. As a result, an exchange of LLC Units is expected to result in (1) an increase in our proportionate share of the existing tax basis of the assets of Holdings LLC and its flow-through subsidiaries and (2) an adjustment in the tax basis of the assets of Holdings LLC and its flow-through subsidiaries reflected in that proportionate share (“Basis Adjustments”).

Any increases in our share of tax basis as a result of the purchase of LLC Units or LLC Unit exchanges will generally have the effect of reducing the amounts that we would otherwise be obligated to pay thereafter to various tax authorities. Such basis increases may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

As a result of the Blocker Contributions, we will succeed to the federal NOL and certain other existing tax attributes of the Blocker Entities. Subject to certain limitations, such NOLs and other attributes may be available to offset our taxable income in future years (and in certain circumstances, taxable income from prior years) in the manner described below.

An NOL occurs when a taxpayer’s tax deductions exceed its taxable income within a given tax year. An NOL can be carried forward over future tax years and used to offset taxable income incurred in such future tax year. The 2017 tax reform legislation known as the Tax Cuts and JOBS Act of 2017 lifted the previous 20-year limitation on NOL carryforwards (allowing NOLs to be carried forward indefinitely), but limited NOLs to 80% of taxable income in any one tax period. Notably, among other changes, the CARES Act has temporarily removed this 80% limit for taxable years beginning before 2021 to allow an NOL carryforward to fully offset a taxpayer’s income, and additionally, to allow NOLs incurred in 2018, 2019 and 2020 to be carried back to offset taxable income up to five years prior to the taxable year in which the NOL was generated.

We intend to enter into a Tax Receivable Agreement with Topco LLC, Vista and Onex. The Tax Receivable Agreement provides for the payment by us to Topco LLC, Vista and Onex, collectively, of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future or any prior transfers of interests in Holdings LLC, (ii) certain tax attributes of the Blocker Entities (including NOLs and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest) (collectively, the “Tax Attributes”). The payment obligations under the Tax Receivable Agreement are not conditioned upon any LLC Unitholder maintaining a continued ownership interest in us or Holdings LLC and the rights of Topco LLC under the Tax Receivable Agreement are assignable. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize.

For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no Tax Attributes; provided that, for purposes of determining the tax benefit with respect to state and local income taxes, we will use simplifying assumptions. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year that the Tax Receivable Agreement is entered into. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including as to utilization of the Tax Attributes).

The actual Tax Attributes, as well as any amounts paid to Topco LLC, Vista and Onex under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Holdings LLC and its flow-through subsidiaries at the time of each exchange;

•

the price of shares of our Class A common stock at the time of any future exchanges—the Basis Adjustments are directly related to the price of shares of our Class A common stock at the time of future exchanges;

•

the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•

the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in future (and possibly previous) taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

•	applicable tax rates—the tax rates in effect at the time a tax benefit is recognized.

In addition, the amount of each LLC Unitholder’s tax basis in its LLC Units, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement and the portion of our payments under such Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

The payment obligations under the Tax Receivable Agreement are obligations of PowerSchool Holdings, Inc. and not of Holdings LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the aggregate payments that we will be required to make to Topco LLC, Vista and Onex will be substantial. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Holdings LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Holdings LLC or its subsidiaries is a party. We anticipate funding the pro rata payments to the LLC Unitholders (including us) that are necessary to provide us with sufficient funds to make ordinary course payments under the Tax Receivable Agreement from cash flow from operations of Holdings LLC and its subsidiaries, available cash and/or available borrowings under the Revolving Credit Agreement.

Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by PowerSchool Holdings, Inc. of LLC Units from Topco LLC in connection with this offering and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC to be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares) (the proceeds of which will be used by PowerSchool Holdings, Inc. to acquire additional LLC Units from Topco LLC) and to range over the next 15 years from approximately $                 to $                 million per year (or range from approximately $                 to $                 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. We expect that aggregate payments under the Tax Receivable Agreement over the next 15 years will range from approximately $                 million to $                 million. These estimates are based on an initial public offering price of $                 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Future payments in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to PowerSchool Holdings, Inc. by Holdings LLC are not sufficient to permit PowerSchool Holdings, Inc. to make payments under the Tax Receivable Agreement after it has paid taxes.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (2) we materially breach any of our material obligations under the Tax Receivable Agreement or (3) we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement will accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement and, to the extent applicable, that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination.

As a result of a change of control, material breach, or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to Topco LLC, Vista and Onex that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS or other applicable taxing authority to challenge a tax basis increase or the availability of Blocker Entities’ NOLs, we will not be reimbursed for any cash payments previously made to Topco LLC, Vista and Onex pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. For example, if the IRS later asserts that we did not obtain a tax basis increase or disallows or limits (in whole or in part) the availability of NOLs due to a potential ownership change under Section 382 of the Code, among other potential challenges, then we would not be reimbursed for any cash payments previously made to Topco LLC, Vista and Onex pursuant to the Tax Receivable Agreement with respect to such tax benefits that we had initially claimed. Instead, any excess cash payments made by us pursuant to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. In addition, we will not be permitted to settle any such challenge with the IRS or other applicable taxing authority if it could have a material effect on the Tax Receivable Agreement holders’ rights without the consent of Topco LLC or its designee and the Onex representative. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Under the Tax Receivable Agreement, we are required to provide Topco LLC, Vista and Onex with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within thirty (30) days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made within three (3) business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose (unless we do not have sufficient cash or are not otherwise permitted to make such payment as a result of limitations imposed by debt agreements to which we or our Subsidiaries are a party, in which case such late payments will accrue at a rate of LIBOR plus 100 basis points).

A Tax Receivable Agreement holder may assign all or a portion of its rights under the Tax Receivable Agreement to a transferee that agrees to become subject to the provisions of the Tax Receivable Agreement. In addition, a Tax Receivable Agreement Holder may transfer its LLC Units (to the extent permitted under the LLC Operating Agreement) without transferring its rights under the Tax Receivable Agreement with respect to such transferred Units.

Exchange Agreement

We will enter into the Exchange Agreement with Topco LLC. Under the Exchange Agreement, Topco LLC (and certain permitted transferees thereof) may (subject to the terms of the Exchange Agreement) surrender their LLC Units to Holdings LLC or, at our election, exchange its LLC Units (other than Participation Units) with us for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Topco LLC will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange of LLC Units other than Participation Units. Any shares of Class B common stock so delivered will be cancelled. Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. As a holder surrenders or exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with Topco LLC, Vista and Onex in connection with this offering. The Registration Rights Agreement will provide Topco LLC, Vista and Onex certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, Topco LLC, Vista and Onex can require us to register under the Securities Act shares of Class A common stock owned by them or issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for Topco LLC, Vista and Onex. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MANAGEMENT

Our Executive Officers, Directors and Director Nominees

Below is a list of the names, ages as of April 6, 2021, positions and brief accounts of the business experience of the individuals who serve as (i) our executive officers, (ii) our directors and (iii) our director nominees. Upon the completion of this offering, Mr. Gulati, Mr. Armstrong, Mr. Goldberg, Ms. Hung, Mr. McCray, Ms. McIntosh, Ms. Reinke and Mr. Saroya are anticipated to be elected to our Board.

Name	Age	Position
Hardeep Gulati	45	Chief Executive Officer and Director
Eric Shander	51	Chief Financial Officer
Marcy Daniel	49	Chief Product Officer
Maulik Datanwala	41	Chief Operating Officer
Devendra Singh	55	Chief Technology Officer
Craig Greenseid	43	Chief Revenue Officer
Anthony Miller	45	Chief Marketing Officer
David Armstrong	36	Director Nominee
Laurence Goldberg	54	Director Nominee
Betty Hung	50	Director Nominee
Ronald D. McCray	63	Director Nominee
Amy McIntosh	62	Director Nominee
Gwen Reinke	60	Director Nominee
Maneet S. Saroya	41	Director Nominee

Hardeep Gulati has served as our Chief Executive Officer and as a member of our board of directors since August 2015. Prior to joining us, Mr. Gulati was the general manager of SumTotal Systems, a talent expansion solution, after it was acquired by Skillsoft in August 2014 and served as its Chief Executive Officer, Chief Operating Officer and EVP of Products and Support from 2011 to 2014. Under Mr. Gulati’s leadership, SumTotal became the market leader in enterprise learning systems and saw record-breaking growth in cloud computing services. Prior to SumTotal, Mr. Gulati led strategy and product development across a variety of enterprise application areas at Oracle Corporation (NYSE: ORCL) from 2002 until 2011. Mr. Gulati holds an MBA from the University of Pennsylvania’s Wharton School, received a master’s degree in computer science from the Indian Institute of Technology Bombay and is a graduate of Visvesvaraya National Institute of Technology. We believe that Mr. Gulati is qualified to serve on our Board because of his extensive knowledge of our business and strategy, as well as his experience in the technology industry and leadership role with us as our Chief Executive Officer.

Eric Shander has served as our Chief Financial Officer since April 2020. Prior to joining PowerSchool, Mr. Shander served as Executive Vice President and Chief Financial Officer of Red Hat from December 2016 to October 2019, and served as its Vice President and Chief Accounting Officer from November 2015 to December 2016. Mr. Shander previously held various finance and accounting positions at International Business Machines (NYSE: IBM) and Lenovo. Mr. Shander holds an MBA from Fordham University, a bachelor’s degree in accounting and finance from Penn State University and is a certified public accountant.

Marcy Daniel has served as our Chief Product Officer since July 2016 and previously served as the General Manager, Assessment and Analytics Product Portfolio from February to July 2016. Prior to its acquisition by PowerSchool in 2016, Ms. Daniel served as Chief Operating Officer of Interactive Achievement from 2015 to 2016, and served as Vice President, Marketing from 2014 to 2015.

Ms. Daniel served as a board member for Center in the Square and IA Foundation for Kids until 2016. Ms. Daniel holds an MBA from University of North Carolina—Kenan-Flagler Business School and a BS in Systems Engineering from the University of Virginia.

Maulik Datanwala has served as our Chief Operating Officer since June 2021. Previously, Mr. Datanwala served as our Chief Customer Officer from July 2017 to June 2021 and our Senior Vice President, Professional Services from December 2015 until July 2017. Mr. Datanwala holds a bachelor’s of commerce degree from University of Mumbai and a MBA from the National Institute of Management.

Devendra Singh has served as our Chief Technology Officer since 2018. Prior to joining PowerSchool, he served as the Vice President of Product Development at Oracle from 2008 to 2018. Mr. Singh earned his Bachelor of Engineering degree from Delhi College of Engineering and an MBA from University of Michigan Ross School of Business.

Craig Greenseid has served as our Chief Revenue Officer since July 2019. Prior to joining PowerSchool, he served as Senior Vice President North American Markets at Blackboard Inc. from 2015 to 2019. Mr. Greenseid began his career at IBM. Mr. Greenseid holds a BS in Business Information Systems/Marketing from State University of New York at Buffalo.

Anthony Miller has served as our Chief Marketing Officer since 2017. Prior to joining PowerSchool, Mr. Miller was the Chief Marketing Officer at Lanyon, a leading provider of event management software, from 2014 to 2017 and served as the Senior Vice President for Strategy and Product from February 2014 to June 2014.

David Armstrong is expected to join our board prior to the completion of this offering. Since joining Onex, he has been actively involved in a number of Onex Partners’ investments. Prior to joining Onex, Mr. Armstrong worked in the Investment Banking division of Credit Suisse. Mr. Armstrong holds an Honours Bachelor of Electrical Engineering degree from the University of Western Ontario and an Honours Business Administration degree from the Ivey School of Business (with Distinction). Mr. Armstrong’s experience in the areas of corporate strategy, finance, business transactions and mergers and acquisitions will make him a valuable member of our board.

Laurence Goldberg is expected to join our board prior to the completion of this offering and will serve as co-chairman. Mr. Goldberg has served as a Managing Director of Onex since 2017. Prior to joining Onex, Mr. Goldberg served as the Global Head of Technology, Media & Telecommunications investment banking at Barclays, where he worked from 2008 to 2017. Previously, he was the Head of Technology investment banking at Lehman Brothers from 2005 to 2008 and a member of Credit Suisse First Boston’s technology investment banking group from 1999 to 2005. Mr. Goldberg received a bachelor’s degree from the Wharton School at the University of Pennsylvania. Mr. Goldberg’s experience in the areas of technology, corporate strategy, finance and business transactions will make him a valuable member of our board.

Betty Hung is expected to join our board prior to the completion of this offering. Ms. Hung joined Vista in 2007. Ms. Hung is a managing director at Vista, serves on the firm’s executive committee and sits on the Vista Flagship Funds’ Investment Committee. Ms. Hung currently sits on the boards of Advanced, CentralSquare, Cvent, EAB, EagleView, Finastra, PowerSchool, TIBCO, and Xactly. Prior to her role as a managing director, Ms. Hung was an Operating Senior Vice President, served as the chief financial officer of Vista portfolio company SumTotal, and was the chief operating officer of Vista Consulting Group.

Prior to joining Vista, Ms. Hung served as the vice president of Portfolio Company Operations at Garnett & Helfrich Capital. Before her time with Garnett & Helfrich, Ms. Hung worked at OSIsoft, a privately held software company that delivers real-time performance data to the world’s leading process manufacturing, life sciences, and utility companies, where she was the chief financial officer. Prior to OSIsoft, Ms. Hung worked at Goldman, Sachs & Co. as a vice president in the High Technology group. Ms. Hung also previously worked at Alex, Brown & Sons in its High Technology Investment Banking group. Ms. Hung received a bachelor’s degree with a double-major in economics and Chinese studies from Wellesley College, cum laude, and an M.P.P.M. with a concentration in finance, from Yale School of Management. Ms. Hung’s experience with a variety of software and technology companies and in the areas of business operations and corporate finance will make her a valuable member of our board.

Ronald D. McCray is expected to join our board prior to the completion of this offering. Currently, Mr. McCray serves as an advisor to RLJ Equity Partners, a private equity firm and 645 Ventures, a high technology venture capital firm. He previously served as chairman of the board of Career Education Corporation from July 2015 to October 2015 and served as its interim president and chief executive officer from February 2015 to April 2015. Mr. McCray served as vice president and chief administrative officer of Nike, Inc. from August 2007 until May 2009. Mr. McCray is a Senate-confirmed, presidential appointee on the FRTIB. Mr. McCray holds a bachelor’s degree in American Government and Politics from Cornell University and a J.D. from Harvard Law School. Mr. McCray’s experience in the leadership of large organizations, accounting, finance, corporate governance, risk management, operations and marketing, as well as public company board experience will make him a valuable member of our member of our board.

Amy McIntosh is expected to join our board prior to the completion of this offering. Ms. McIntosh has been an independent education sector adviser since October 2017, a board member of EAB since November 2019, and an advisory board member of Education Trust, NY since 2019. She has served at City University of New York as the associate vice chancellor for Academic Strategies from July 2017 to October 2019 and as chief of staff to the interim chancellor from June 2018 to July 2019, at the U.S. Department of Education in the Office of Planning, Evaluation and Policy Development as the Acting Assistant Secretary from March 2015 to January 2017 and as the principal deputy assistant secretary for P-12 policy from January 2014 to March 2015, and at the N.Y. State Education Department as a senior fellow from October 2010 to December 2013. Ms. McIntosh holds a bachelor’s degree in economics from Harvard University and a master of business administration from Harvard Business School. Ms. McIntosh’s experience in the independent education sector and as an advisory board member will make her a valuable member of our board.

Gwen Reinke is expected to join our board prior to the completion of this offering. Ms. Reinke has served as a Managing Director and the chief compliance officer and of Vista since 2014. She previously served Blum Capital Partners, LP as its general counsel and chief compliance officer from 2011 to 2014, as associate general counsel and chief compliance officer from 2007 to 2010, and as associate general counsel from 1999 to 2006. Ms. Reinke holds a bachelor’s degree in business economics from the University of California Los Angeles and a J.D. from the University of San Francisco School of Law. Ms. Reinke’s experience in the areas of law and compliance will make her a valuable member of our board.

Maneet S. Saroya is expected to join our board prior to the completion of this offering and will serve as co-chairman. Mr. Saroya joined Vista in 2008. Mr. Saroya is currently a senior managing director of Vista, is co-head of the Vista Flagship Fund and sits on the Vista Flagship Funds’ Investment Committee. Mr. Saroya also sits on the boards of Advanced, Allvue Systems, Apptio, Aspira, Cvent, Datto (NYSE: MSP), Finastra, Gainsight, iCIMS, Infoblox, MINDBODY, Omnitracs, Pipedrive, Solera, TIBCO, Upside and Xactly. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/

applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles. Mr. Saroya received a bachelor’s degree from California Polytechnic State University. Mr. Saroya’s experience in the areas of corporate strategy, technology, finance and private equity make him a valuable member of our board.

Family Relationships

There are no family relationships between any of our executive officers, directors or director nominees.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of ten directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Stockholders Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of our Principal Stockholders. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Mr. Goldberg, Mr. Saroya and Ms. McIntosh and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be Mr. Armstrong, Ms. Hung and Mr. Gulati and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be Mr. McCray,                      and Ms. Reinke and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of our Board. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of members of our Board. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Principal Stockholders beneficially own 40% or more, in the aggregate, of the total number of shares of our common stock then outstanding. If Principal Stockholders’ aggregate beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon.

In addition, at any time when our Principal Stockholders have the right to designate at least one nominee for election to our Board, Principal Stockholders will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has also determined that Ms. McIntosh and Mr. McCray meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with our Principal Stockholders and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, our Principal Stockholders will continue to control a majority of the voting power in us. As a result, we will be a “controlled company.” Under the New York Stock Exchange rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and         that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the New York Stock Exchange, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date.

Following this offering, we expect to have three independent directors, three of whom qualify as independent for Audit Committee purposes. Accordingly, we intend to rely on the controlled company exemption upon completion of this offering because our Board will not be comprised of a majority of independent directors, and our Compensation Committee and our Nominating and Corporate Governance Committee will not be comprised entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

At such time as we are not a “controlled company” under the corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the         .

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Hardeep Gulati
David Armstrong*	X	X
Laurence Goldberg*		X

Board Member	Audit Committee		Compensation and Nominating Committee

Betty Hung*	X	(Chair)	X	(Chair)
Ronald D. McCray*	X
Amy McIntosh*	X
Gwen Reinke
Maneet S. Saroya*			X

*	Denotes director nominee

Audit Committee

Following this offering, our Audit Committee will be composed of Ms. Hung, Ms. McIntosh, Mr. McCray and Mr. Armstrong, with Ms. Hung serving as chairman of the committee. We intend to comply with the audit committee requirements of the SEC and the New York Stock Exchange, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Ms. McIntosh and Mr. McCray meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the New York Stock Exchange. Our Board has determined that Ms. Hung is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of the New York Stock Exchange. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	discussing on a periodic basis, or as appropriate, with management, our policies, programs and controls with respect to risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing and discussing with management our earnings releases and scripts;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	reviewing management’s report on its assessment of the effectiveness of internal control over financial reporting and any changes thereto;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt, retention, follow-up and resolution of accounting, internal controls or auditing matters, complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing and assessing annually treasury functions including cash management process;

•	investigating any matters received, and reporting to our Board periodically, with respect to ethics issues, complaints and associated investigations;

•	reviewing the audit committee charter and the committee’s performance at least annually;

•	consulting with management to establish procedures and internal controls relating to cybersecurity; and

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of Mr. Armstrong, Mr. Goldberg, Ms. Hung, and Mr. Saroya, with Ms. Hung serving as chairman of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the New York Stock Exchange rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the New York Stock Exchange;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of our Principal Stockholders under the Stockholders Agreement as described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders Agreement”, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of our Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

Unless we state otherwise or the context otherwise requires, in this Executive Compensation section the terms “PowerSchool,” “we,” “us,” “our” and the “Company” refer to Holdings LLC, for the period up to this offering, and for all periods following this offering, to PowerSchool Holdings, Inc.

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers who we refer to as our “Named Executive Officers.” For the year ended December 31, 2020, our Named Executive Officers and their positions were as follows:

•	Hardeep Gulati, Chief Executive Officer;

•	Eric Shander, Chief Financial Officer; and

•	Craig Greenseid, Chief Revenue Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation($) (2)	All Other Compensation($) (3)	Total($)
Hardeep Gulati, Chief Executive Officer	2020	500,000	—	612,556	12,295	1,124,851
Eric Shander, Chief Financial Officer (4)	2020	300,000	1,022,374	237,000	49,214	1,608,588
Craig Greenseid, Chief Revenue Officer	2020	375,000	—	380,625	11,156	766,781

(1)

The amounts in this column reflect the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of MIUs (as defined below) granted to Mr. Shander in the 2020 Fiscal year. The MIUs represent membership interests in Topco, LLC that are intended to constitute profits interests for federal income tax purposes. The grant date fair value only reflects the value of the Service MIUs (as defined below). If all Performance MIUs (as defined below) were to vest at maximum levels, the additional compensation expense would be $407,468. See “—Topco, LLC Management Incentive Units” for a description of the MIUs and Note 14 “Unit-Based Compensation” in the Audited Consolidated Financial Statements for additional details regarding the grant date fair value.

(2)

Amounts in this column reflect the actual amount earned by each of our Named Executive Officers under the Company’s performance-based cash incentive bonus program. See “—Employment Agreements” and “—Executive Bonus Program.” Mr. Greenseid’s amount also includes the payment of a one-time $56,250 special product incentive bonus.

(3)

Amounts in this column reflect (i) in the case of Mr. Shander, reimbursement of $25,000 in relocation expenses, a $13,214 tax gross up payment on the relocation expenses, and $11,000 in 401(k) plan matching contributions made on his behalf during the 2020 Fiscal Year and (ii) in the case of Messrs. Gulati and Greenseid, 401(k) plan matching contributions made on their behalf during the 2020 Fiscal Year. See below under “—401(k) Plan” for additional information regarding 401(k) plan contributions.

(4)	Mr. Shander commenced employment with the company on April 6, 2020.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each of the Named Executive Officers, the number of MIUs held as of December 31, 2020.

	Option Awards(1)
Name and Principal Position	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (2)	Option exercise price ($) (3)	Option expiration date (4)
Hardeep Gulati, Chief Executive Officer	4,809,344	(5)	3,740,601		5,699,964	N/A	N/A
Eric Shander, Chief Financial Officer	—		1,111,276	(6)	740,851	N/A	N/A
Craig Greenseid, Chief Revenue Officer	290,371	(7)	638,815		619,458	N/A	N/A

(1)

The equity awards disclosed in this table are Service MIUs and Performance MIUs, which are intended to be profits interests for federal income tax purposes. Awards reflected as “Unexercisable” are Service MIUs that have not yet vested. Awards reflected as “Exercisable” are Service MIUs that have vested, but remain outstanding. Awards reflected as “Unearned” are Performance MIUs that have not vested. The Service MIUs vest 25% upon the one-year anniversary of the vesting commencement date. Additionally, 6.25% of the award vests at the end of each full three calendar month period following the one-year anniversary of the vesting commencement date until 100% vested, subject to the Named Executive Officer’s continued employment through the applicable vesting date. The treatment of these awards upon the consummation of this offering is described below under “—Topco, LLC Management Incentive Units—Equity Awards Granted to Named Executive Officers.” The treatment of these awards upon a change in control event is described below under “—Potential Payments Upon Termination or Change in Control—Change in Control.”

(2)	The Performance MIUs will vest 100% upon the date on which certain of the investors in Topco, LLC achieve a specified total equity return multiple, subject to continued employment through such date.
(3)	The MIUs participate in distributions attributable to appreciation in the value of Topco, LLC after their respective dates of grant.
(4)	These equity awards are not traditional options, and therefore, there is no exercise price or option expiration date associated with them.
(5)

Of the Service MIUs, 2,137,486 vested on August 1, 2019, and 534,372 vested on each of November 1, 2019, February 1, 2020, May 1, 2020, August 1, 2020, and November 1, 2020. In addition, 534,372 of these Service MIUs vested on February 1, 2021 and 534,372 will vest on each of May 1, 2021, August 1, 2021, November 1, 2021, February 1, 2022, May 1, 2022, and August 1, 2022, subject to continued employment. On November 18, 2020, Mr. Gulati transferred 4,274,973 vested Service MIUs to the NSH Trust for the benefit of his family.

(6)

Of these Service MIUs, 277,819 will vest on April 6, 2021 and 69,455 of these Service MIUs will vest on each of July 6, 2021, October 6, 2021, January 6, 2022, April 6, 2022, July 6, 2022, October 6, 2022, January 6, 2023, April 6, 2023, July 6, 2023, October 6, 2023, January 6, 2024, and April 6, 2024, subject to continued employment.

(7)

Of these Service MIUs, 232,297 vested on July 29, 2020, and 58,074 vested on October 29, 2020. In addition, 58,074 of these Service MIUs vested on January 29, 2021, and 58,074 will vest on April 29, 2021, July 29, 2021, October 29, 2021, January 29, 2022, April 29, 2022, July 29, 2022, October 29, 2022, January 29, 2023, April 29, 2023, and July 29, 2023, subject to continued employment. On December 31, 2020, Mr. Greenseid transferred 290,371 vested Service MIUs to the 2020 Greenseid Family Trust for the benefit of his family.

Emerging Growth Company Status

As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements

Employment Agreement with Hardeep Gulati

On August 1, 2018, we entered into an employment agreement with Mr. Gulati pursuant to which he serves as our Chief Executive Officer. The employment agreement provides for an indefinite term and requires Mr. Gulati to provide at least four weeks of advanced written notice of his intention to terminate his employment. We may terminate Mr. Gulati’s employment at any time, with or without notice. Under the employment agreement, Mr. Gulati is (a) entitled to an annual base salary of $500,000, which amount may not be decreased by more than 10%, and only in the case of a general decrease affecting the executive management team; and (b) eligible to receive an annual incentive bonus for each fiscal year during his employment with us, with the target being equal to 100% of his base salary. Mr. Gulati is also eligible to receive an additional “stretch” bonus opportunity in the sole discretion of our Board of up to 40% of his base salary. Under his employment agreement, Mr. Gulati is eligible to receive employee benefits in accordance with our established policies. In addition, Mr. Gulati’s employment agreement provides for certain severance benefits in the event of a qualifying termination of employment. See “—Potential Payments upon a Termination of Employment or a Change in Control” below.

Employment Agreement with Eric Shander

On March 18, 2020, we entered into an employment agreement with Mr. Shander pursuant to which he serves as our Chief Financial Officer. The employment agreement provides for an indefinite term and requires Mr. Shander to provide at least four weeks of advanced written notice of his intention to terminate his employment. We may terminate Mr. Shander’s employment at any time, with or without notice. Under the employment agreement, Mr. Shander is (a) entitled to an annual base salary of $400,000, which amount may not be decreased by more than 10%, and only in the case of a general decrease affecting the executive management team; and (b) eligible to receive an annual incentive bonus for each fiscal year during his employment with us, with the target being equal to 50% of his base salary. Mr. Shander is also eligible to receive an additional “stretch” bonus opportunity in the sole discretion of our Board of up to 50% of his base salary. Under his employment agreement, Mr. Shander is eligible to receive employee benefits in accordance with our established policies. In addition, Mr. Shander’s employment agreement provides for certain severance benefits in the event of a qualifying termination of employment. See “—Potential Payments upon a Termination of Employment or a Change in Control” below.

Employment Agreement with Craig Greenseid

On July 8, 2019, we entered into an employment agreement with Mr. Greenseid pursuant to which he serves as our Chief Revenue Officer. The employment agreement provides for an indefinite term and requires Mr. Greenseid to provide at least four weeks of advanced written notice of his intention to terminate his employment. We may terminate Mr. Greenseid’s employment at any time, with or without notice. Under the employment agreement, Mr. Greenseid is (a) entitled to an annual base salary of $375,000, which amount may not be decreased by more than 10%, and only in the case of a general decrease affecting the executive management team; and (b) eligible to receive an annual incentive bonus for each fiscal year during his employment with us, with the target being equal to 50% of his base salary. Mr. Greenseid is also eligible to receive an additional “stretch” bonus opportunity in the sole discretion of our Board of up to 50% of his base salary. Effective April 2, 2021, Mr. Greenseid’s annual base salary will be increased to $386,250. Under his employment agreement, Mr. Greenseid is eligible to receive employee benefits in accordance with our established policies. In addition, Mr. Greenseid’s employment agreement provides for certain severance benefits in the event of a qualifying termination of employment. See “—Potential Payments upon a Termination of Employment or a Change in Control” below.

Executive Bonus Program

As described above, our named executive officers are entitled to receive cash bonuses each fiscal year based on the target percentages specified in their employment agreements. The cash bonus opportunities are generally earned based on predetermined operational and financial goals. The performance goals, the achievement of such performance goals and the amounts of the bonuses payable in respect of such performance goals to our named executive officers are determined in the sole discretion of our Board.

Topco, LLC Management Incentive Units

Historically, Topco, LLC maintained an equity incentive program to provide certain employees, directors and certain other service providers of Topco, LLC and its subsidiaries (including the Company) with an opportunity to participate in Topco, LLC’s future income and appreciation through the grant of management incentive units (which we refer to as “MIUs”). MIUs represent non-voting limited liability company interests in Topco, LLC that are intended to be treated as “profits interests” for United States federal income tax purposes.

In connection with the consummation of this offering, each holder of Service MIUs, including the Named Executive Officers, will receive (a) shares of our Class A common stock with respect to Service MIUs that were vested as of the consummation of this offering having an equivalent fair market value and (b) restricted shares of our Class A common stock with respect to Service MIUs that were unvested as of the consummation of this offering having an equivalent fair market value. The restricted shares will vest on the same terms and conditions as applied to the corresponding Service MIUs.

The Performance MIUs will remain as non-voting limited liability company interests in Topco, LLC and will generally be subject to the same terms and conditions as applied prior to the consummation of this offering, except that, (a) if any outstanding Performance MIUs have not vested by the second anniversary of the consummation of this offering, then performance achievement will be measured on such second anniversary and each subsequent anniversary of the consummation of this offering based on the cash return received by Vista and Onex through such anniversary and the fair market value of any equity securities of the Company or Topco, LLC still held by Vista and Onex as of such anniversary (determined based on a 90-day volume weighted average price of the Class A common stock as of such anniversary); and (b) performance achievement with respect to any outstanding Performance MIUs will be finally determined on the date on which either Vista or Onex (as opposed to both Vista and Onex) cease to own 25% of the equity securities of the Company or Topco, LLC (as applicable) that they held as of the consummation of this offering.

Equity Awards Granted to Named Executive Officers

Topco, LLC has granted MIUs to each of Messrs. Gulati, Shander and Greenseid. The MIUs subject to each award vest 60% based on continued service (the “Service MIUs”) and 40% based on certain specified performance achievement (the “Performance MIUs”). Of the Service MIUs, 25% vest on the first anniversary of the vesting commencement date specified in the applicable award agreement, and the remaining 75% vest ratably at the end of each three-month period thereafter until 100% of the Service MIUs are vested on the fourth anniversary of the vesting commencement date, subject, in each case, to continued employment through the applicable vesting date. With respect to the Performance MIUs, 100% of the Performance MIUs vest upon the achievement by investors in Topco, LLC of a specified equity return.

In addition, upon the consummation of a transaction in which the majority of the members of Topco, LLC members cease to own a majority of the voting power in Topco, LLC or in which all or substantially all of the assets of Topco, LLC or its subsidiaries are sold to unaffiliated third parties (either transaction, a “change in control of Topco, LLC”), 100% of the outstanding unvested Service MIUs will become vested immediately prior to such transaction. The Performance MIUs are subject to forfeiture if the specified performance goal is not achieved by the earlier to occur of (a) the first date following an initial public offering on which either Vista or Onex cease to own 25% of the equity securities of the Company or Topco, LLC (as applicable) that they held as of the consummation of this offering and (b) upon a change in control of Topco, LLC.

Potential Payments upon a Termination of Employment or a Change in Control

Below we have described the severance benefits to which our named executive officers would be entitled upon a termination of employment and upon a change in control. Our named executive officers are not entitled to any enhanced severance in connection with a change in control.

Termination of Employment without Cause or Resignation with Good Reason

The employment agreements with each of our named executive officers provides for severance benefits if we terminate the executive without “cause” or the executive resigns with “good reason” (as each of those terms is defined in the applicable employment agreement), which circumstances we refer to as a “qualifying termination of employment.” Upon a qualifying termination of employment, subject to the executive’s execution and non-revocation of a release of claims in favor of PowerSchool and continued compliance with the restrictive covenant obligations to which he is subject, each executive will be entitled to the following payments and benefits under his employment agreement:

•

cash severance equal to (a) 12 months of the executive’s annual base salary for Mr. Gulati, (b) six months of the executive’s annual base salary for Mr. Shander, or (c) nine months of the executive’s annual base salary for Mr. Greenseid, in each case, payable in accordance with the Company’s regular payroll practices; and

•

in the sole discretion of our Board, Mr. Shander may also be entitled to a prorated portion of the bonus earned during the fiscal year in which the termination occurs based on actual performance achievement, payable when bonuses are otherwise payable for such fiscal year (but in no event later than March 15 of the year following the year in respect of which such bonus is earned).

Termination of Employment with Cause, due to Death or Disability, or Resignation without Good Reason

If we terminate the employment of a named executive officer with “cause,” the executive resigns without “good reason,” or the executive dies or becomes disabled, the executive will only be entitled to accrued obligations and vested benefits through the date of termination.

Change in Control

As described above, upon a change in control of Topco, LLC, unvested Service MIUs will become fully vested, and Performance MIUs will be eligible to vest based on performance achievement. See “—Topco, LLC Management Incentive Units.”

Equity and Cash Incentives—Summary of the 2021 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the 2021 Omnibus Incentive Plan (which we refer to as the “2021 Plan”), pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other share-based awards, other cash-based awards, substitute awards, and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its approval by our Board and adoption by our stockholders, we will reserve                  shares of our common stock for issuance under the 2021 Plan. The share reserve will automatically increase on January 1 of each year by 4% of the number of shares outstanding on December 31 of the preceding calendar year. In addition, the following shares of our common stock will again be available for grant or issuance under the 2021 Plan:

•	shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being exercised;

•	shares subject to awards granted under the 2021 Plan issued in assumption of, or in substitution for, outstanding awards granted by an acquired entity; and

•	shares surrendered, cancelled or exchanged for cash, including shares surrendered to pay the exercise price or withholding taxes associated with the award.

Administration

The 2021 Plan will be administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee has the authority to construe and interpret the 2021 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2021 Plan may be made subject to “performance goals” and other terms.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The Compensation and Nominating Committee will determine who will receive awards, and the terms and conditions associated with such award. As of                 , there were approximately                  employees,                  consultants and                  non-employee directors who would be eligible to participate in the 2021 Plan.

Term

The 2021 Plan will terminate on the tenth anniversary of the earlier of (a) the date on which the Board approves the 2021 Plan and (b) the date on which our stockholders approve the 2021 Plan, unless it is terminated earlier by our Board.

Award Forms and Limitations

The 2021 Plan authorizes the award of stock options, stock appreciation rights, restricted shares, performance awards and other share-based and cash-based awards. An aggregate of                  shares will be available for issuance under awards granted pursuant to the 2021 Plan. For stock options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be                 .

Stock Options

The 2021 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, non-employee directors and consultants. The exercise price of each option to purchase our shares of common stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation and Nominating Committee determines. The maximum term of options granted under the 2021 Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the fair market value of shares of our common stock on the date that the stock appreciation rights were granted. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation and Nominating Committee in its discretion.

Restricted Stock

The Compensation and Nominating Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation and Nominating Committee. The Compensation and Nominating Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions, the satisfaction of a time-based vesting schedule and/or other criteria.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. The Compensation and Nominating Committee may require the forfeiture of these awards prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

Other Share-Based and Cash-Based Awards

The Compensation and Nominating Committee may grant other share-based and cash-based awards to participants in amounts and on terms and conditions determined by it in its discretion. Share-based and cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2021 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Compensation and Nominating Committee. Unless otherwise restricted by our Committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee. The Compensation and Nominating Committee may determine that non-ISOs may be transferred to certain family members of an optionee, on terms and conditions specified by the Compensation and Nominating Committee. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee.

In the event of a change of control (as defined in the 2021 Plan), the Compensation and Nominating Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the fair market value of each share of common stock subject to such award as of the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of stock and similar transactions.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We match 100% of a participant’s first 3% contribution up to 3% of annual compensation and 50% of a participant’s subsequent 3% contribution up to an additional 3% of annual compensation. Employee elective deferrals are 100% vested at all times. Matching contributions vest based on a participant’s length of service with PowerSchool, with one-third vesting each of the first through third years of service. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our Board in 2020.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Total ($)
Amy McIntosh	100,000	$241,306	$341,306

(1)	As of December 31, 2020, Ms. McIntosh held 117,395 participating units in respect of Topco, LLC limited liability interests.

Board Service Agreement with Amy McIntosh

On August 2, 2020, Topco, LLC entered into a service agreement with Amy McIntosh pursuant to which Ms. McIntosh serves as a member of the board of managers of Topco, LLC. The service agreement provides for a two-year term; however, Topco, LLC may terminate Ms. McIntosh’s service at any time, with or without notice. Ms. McIntosh is entitled to receive $25,000 per quarterly meeting of the board of managers of Topco, LLC that she attends, subject to a maximum of $100,000 each year during the term. In addition, Ms. McIntosh was granted an award of restricted stock units in Topco, LLC (which we refer to as “participating units”) in respect of each year during the term. Upon vesting, participating units are settled in limited liability company interests of Topco, LLC.

Non-Employee Director Compensation Policy

Other than the arrangements described above, we do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock as of                 , 2021, after giving effect to the Organizational Transactions, including this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class B common stock immediately prior to this offering;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all of our directors, director nominees and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership prior to this offering that are set forth below give effect to the Organizational Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on                  shares of Class A common stock to be issued in connection with this offering, assuming no exercise by the underwriters of their option to purchase additional shares. This number excludes                  shares of Class A common stock issuable in exchange for LLC Units and shares of our Class B common stock, each as described under “Organizational Structure” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement.” If all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were cancelled, we would have                  shares of Class A common stock outstanding immediately after this offering.

Concurrently with this offering, we will issue to the LLC Unitholders                  shares of Class B common stock. The number of shares of Class B common stock will depend in part on the price at which shares of Class A common stock are sold in this offering. For purposes of the presentation of the total number of shares of Class B common stock beneficially owned, we have assumed that the shares of Class A common stock will be sold at $                 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 150 Parkshore Dr., Folsom, California 95630. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Class A common stock that they beneficially own, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Prior to this Offering					Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A Common Stock	% of Class A Common Stock Outstanding	Shares of Class B Common Stock	% of Class B Common Stock Outstanding	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Combined Voting Power Assuming the Underwriters’ Option Is Not Exercised(1)	% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
5% Shareholders:
Vista Funds(2)
Onex Funds(3)
Named Executive Officers, Directors and Director Nominees:
Hardeep Gulati
Eric Shander
Craig Greenseid
David Armstrong
Laurence Goldberg
Betty Hung
Ronald D. McCray
Amy McIntosh
Gwen Reinke
Maneet S. Saroya
All executive officers, directors and director nominees as a group ( individuals)

(1)

Each share of Class A common stock and Class B common stock entitles the registered holder thereof to one vote and each share on all matters presented to shareholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)

Includes                shares of Class B common stock held directly by Topco LLC,                shares of Class A common stock held directly by Vista Equity Partners Fund VI-A, L.P.,                shares of Class A common stock held directly by Vista Equity Partners Fund VI, L.P. and                shares of Class A common stock held directly by VEPF VI FAF L.P. Topco LLC is managed by a board of managers. Vista Equity Partners Fund VI, L.P. (“VEPF VI”) controls the board of managers of Topco LLC. Vista Equity Partners Fund VI GP, L.P. (“Fund VI GP”) is the sole general partner of VEPF VI. Fund VI GP’s sole general partner is VEPF VI GP, Ltd. (“Fund VI UGP”). Robert F. Smith is the sole director and one of 11 members of Fund VI UGP. VEPF Management, L.P. (“Management Company”) is the sole management company of each of the Vista Funds. The Management Company’s sole general partner is VEP Group, LLC (“VEP Group”) and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund VI GP, Fund VI UGP, the

Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by Topco LLC This number excludes shares of Class A common stock issuable in exchange for LLC Units held by Topco LLC. These shares of Class A common stock represent approximately % of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time based on an assumed initial public offering price of $ per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The principal business address of each of Topco LLC, VEPF VI, Fund VI GP, Fund VI UGP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.
(3)

Includes                shares of Class A common stock held directly by Onex Partners IV Select LP,                shares of Class A common stock held directly by Onex US Principals LP,                shares of Class A common stock held directly by Onex Partners IV LP,                shares of Class A common stock held directly by Onex Partners IV GP LP,                shares of Class A common stock held directly by Onex Partners IV PV LP, shares of Class A common stock held directly by Onex Powerschool LP and                shares of Class A common stock held directly by Pinnacle Holdings I L.P. Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and/or Mr. Gerald W. Schwartz, may be deemed to beneficially own the shares of Class A common stock held directly by Onex Partners IV Select LP, Onex US Principals LP, Onex Partners IV LP, Onex Partners IV GP LP, Onex Partners IV PV LP, Onex Powerschool LP and Pinnacle Holdings I L.P., through Onex Corporation’s ownership of all of the equity of Onex Partners Canadian GP Inc., which owns all of the equity of Onex Partners IV GP Limited, the general partner of Onex Partners IV GP LP, the general partner of Onex Partners IV Select LP, Onex Partners IV LP, and Onex Partners IV PV LP, which hold interests in Pinnacle Holdings I L.P.; and through Onex Corporation’s ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex Powerschool LP and Onex US Principals LP. Mr. Gerald W. Schwartz, the Chairman, Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the shares of Class A common stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation and Mr. Schwartz is 161 Bay Street, Toronto, ON M5J 2S1 Canada.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director or a director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third-party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

Amended and Restated Operating Agreement

In connection with the completion of this offering, we will amend and restate Holdings LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Holdings LLC and the rights and obligations of the LLC Unitholders will be set forth in the LLC Operating Agreement. See “Organizational Structure—Amended and Restated Operating Agreement of Holdings LLC.”

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with Topco LLC, Vista and Onex. Topco LLC, Vista and Onex will be entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Topco LLC, Vista and Onex will be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock held by Topco LLC, Vista and Onex and their affiliates, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the

Securities Act or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, certain Registrable Securities will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Tax Receivable Agreement

We intend to enter into a Tax Receivable Agreement with Topco LLC, Vista and Onex that will provide for the payment from time to time by us to Topco LLC, Vista and Onex of 85% of the amount of the benefits, if any, that we realize or, under certain circumstances, are deemed to realize as a result of (i) certain increases in the tax basis of assets of Holdings LLC and its subsidiaries resulting from purchases of LLC Units with the proceeds of this offering or exchanges of LLC Units in the future, or any prior transfers of interests in Holdings LLC (ii) certain tax attributes of the Blocker Entities (including NOLs and excess interest expense carryforwards) and of Holdings LLC and subsidiaries of Holdings LLC (including amortizable goodwill and other intangible assets) that existed prior to this offering and (iii) certain other tax benefits related to our making payments under the Tax Receivable Agreement (including deductions for payments of imputed interest). These payment obligations are obligations of PowerSchool Holdings, Inc. and not of Holdings LLC. See “Organizational Structure—Tax Receivable Agreement.”

Stockholders Agreement

In connection with this offering, we will enter into a Stockholders Agreement with our Principal Stockholders. The Stockholders Agreement will provide each of Vista and Onex with an independent right to designate the following number of nominees for election to our Board: (i) three nominees so long as such principal stockholder controls 25% or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) two nominees for so long as such principal stockholder controls 15% or more of the voting power of our stock entitled to vote generally in the election of directors; and (iii) one nominee for so long as such principal stockholder controls 5% or more of the voting power of our stock entitled to vote generally in the election of directors. In addition, Topco LLC, Vista and Onex shall be entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term, regardless of Topco LLC, Vista and Onex’s beneficial ownership at that time. Topco LLC, Vista and Onex shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Stockholders Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Topco LLC, Vista and Onex. This agreement will terminate at such time as Topco LLC, Vista and Onex control, in the aggregate, less than 5% of the voting power.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers, directors and director nominees. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Relationship with VCG

We have utilized Vista Consulting Group, LLC, or VCG, the operating and consulting arm of Vista, for consulting services and executive recruitment, and have also reimbursed VCG for expenses related to participation by PowerSchool employees in VCG sponsored events and for certain enterprise software licenses utilized by PowerSchool, and also paid to VCG related fees and expenses. We recorded expenses to VCG of $1.3 million, $1.3 million, $1.1 million and $0.7 million for the years ended December 31, 2017, 2018, 2019 and 2020, and $0.2 million and $0.0 million for the quarter ended March 31, 2020 and 2021. Following our initial public offering, we may continue to engage VCG from time to time, subject to compliance with our related party transactions policy.

Management Agreement with Onex

We have utilized Onex, for certain services pursuant to a management agreement. Under this agreement, Onex provides us with management and consulting services (including, but not limited to management, finance, marketing, operational and strategic planning, relationship access, corporate development and analysis of potential mergers and acquisitions).

We paid Onex $0, $0.1 million, $0.2 million and $0.1 million in each of the years ended December 31, 2017, 2018, 2019 and 2020, and less than $0.1 million for each of the quarters ended March 31, 2020 and 2021. We expect to terminate the management agreement following the completion of this offering.

Reseller Agreement with EAB

On March 3, 2021, we entered into a reseller agreement with EAB Global Inc. (“EAB”), a portfolio company of Vista, for them to serve as, among other terms, the exclusive reseller of the Intersect student recruitment platform in the United States and Canada. has a ten-year term and includes annual minimum revenue commitments from EAB. The commitment amount for the first 12-month period was $32.4 million, and will increase upon anniversary of the Agreement. The Agreement also contains penalty clauses if those commitments are not met so long as the Company maintains certain service level agreements. The Company may begin to revoke its exclusivity with EAB after the fourth year of the Agreement or cancel the partnership upon material breach of the contract. Under the terms of the Agreement, the Company pays a fee to EAB for selling products on the Company’s behalf. The Company recognized $0.8 million in selling, general, and administrative expense for fees owed to EAB under the Arrangement for the three months ended March 31, 2021.

Transition Service Agreement with EAB

On March 3, 2021, we entered into a Transition Service Agreement (“TSA”) with EAB for a period of 18 months. Pursuant to the TSA, we will provide certain administrative and other services including cloud hosting, business systems, general information technology, accounting, sales and marketing to support the standalone operation of the Starfish solution, which was separately acquired by EAB. We invoice EAB on a monthly basis for these agreed upon services. Additionally, we may cross charge EAB for direct expenses incurred by us on EAB’s behalf and collect cash from customers to be remitted to EAB. Amounts owed from and to EAB may be settled on a net basis due to the existing contractual right to offset within the agreement. As of March 31, 2021, we had a net amount due to us of $0.5 million under the TSA. This amount was recorded in prepaid expenses and other current assets in our consolidated balance sheet.

Access and Use Agreement with EAB

On March 3, 2021, we entered into an agreement with EAB to provide Starfish employees access to our office facilities for a period of one year (“Access and Use Agreement”). Under the terms of the Use and Access Agreement, EAB must pay us a one-time upfront fee of $1.0 million, which was recognized as a receivable and corresponding liability for the three months ended March 31, 2021. The fee will be recognized as a credit to our rent expense over the term of the agreement in selling, general and administrative expense line item on our consolidated statement of operations. The impact of the Use and Access Agreement on our consolidated statement of operations for the three months ended March 31, 2021 was not material.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITIES

Set forth below is a summary of the terms of the credit agreements governing our senior secured credit facilities. This summary is not a complete description of all of the terms of such credit agreements. The credit agreements setting forth the terms and conditions of our senior secured credit facilities are filed as exhibits to the registration statement of which this prospectus forms a part.

On August 1, 2018, we entered into (i) a $895.0 million first lien credit agreement (the “Original First Lien Credit Agreement”) with a syndicate of lenders and Barclays Bank PLC, as administrative agent, providing for an initial $775.0 million term loan (the “Original First Lien Term Loan Facility”) and the Revolving Credit Agreement and (ii) a $365.0 million second lien credit agreement (the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”) with a syndicate of lenders and Credit Suisse AG, Cayman Islands Branch, as administrative agent, providing for an initial $365.0 million term loan (the “Second Lien Term Loan Facility”), which amounts in each case may be increased or decreased subject to certain conditions. In addition, the Credit Agreements provide for the ability of the borrowers to incur pari passu secured, junior secured or unsecured incremental facilities, up to certain caps based on leverage ratios, consolidated EBITDA levels and prepayment amounts at such time.

On November 22, 2019, we entered into an amendment (the “First Amendment”) to the Original First Lien Credit Agreement to provide for a first lien incremental term loan facility in the amount of $70.0 million in connection with the acquisition of Schoology, Inc. (the “Incremental First Lien Term Loan Facility” and together with the Original First Lien Term Loan Facility, the “First Lien Term Loan Facility”).

On November 25, 2020, we entered into an amendment (the “Second Amendment”) to the Original First Lien Credit Agreement to increase commitments under the Revolving Credit Agreement by $60.0 million to a total of $180.0 million.

On March 30, 2021, we entered into an amendment (the “Third Amendment” and, together with the Original First Lien Credit Agreement, the First Amendment and the Second Amendment, the “First Lien Credit Agreement”) to the Original First Lien Credit Agreement to increase the commitments under the Revolving Credit Agreement by $109.0 million to a total of $289.0 million.

With respect to the Revolving Credit Agreement, the borrowers are subject to a springing maximum Total First Lien Net Leverage Ratio (as defined therein) covenant of 7.75 to 1.00, which is tested quarterly if the aggregate amount of revolving loans, swingline loans and undrawn letter of credit obligations outstanding under the Revolving Credit Agreement (net of cash collateralized letters of credit and up to $15.0 million of non-collateralized or undrawn letters of credit) exceeds 35% of the total commitments thereunder. As of March 31, 2021, the total outstanding balance on the Revolving Credit Agreement was $85.0 million. From April 1, 2021 to June 23, 2021, the Company borrowed $10.0 million on the Revolving Credit Agreement.

Interest Rates and Fees

The interest rates applicable to borrowings under the Credit Agreements are, at the borrowers’ option, either (i) a base rate, which is equal to the highest of (a) the “Prime Rate”, (b) the “Federal Funds Rate” plus 0.50% and (c) the “Eurocurrency Rate” (each term as defined in the Credit Agreements) for a one month interest period plus 1%, or (ii) the Eurocurrency Rate, which is equal to LIBOR for the applicable interest period, plus, in the case of each of the foregoing clauses (i) and (ii), the “Applicable Margin.” The Eurocurrency Rate applied to the Revolving Credit Agreement, the Original First Lien Term Loan Facility and the Second Lien Term Loan Facility cannot be less than zero. The Eurocurrency Rate applied to the Incremental First Lien Term Loan Facility cannot be less than 1.00% per annum. The Credit Agreements also include agreements by the parties in determining, if applicable, a replacement of the Eurocurrency Rate with an alternative benchmark rate giving consideration to any evolving or then existing conventions for similar U.S. dollar denominated syndicated credit facilities.

The “Applicable Margin” under the First Lien Credit Agreement (i) for base rate revolving loans ranges from 1.75% to 2.25% per annum, (ii) for Eurocurrency Rate revolving loans ranges from 2.75% to 3.25% per annum, (iii) for base rate term loans ranges from 2.00% to 2.25% per annum and (iv) for Eurocurrency Rate term loans ranges from 3.00% to 3.25% per annum, in each case, based on the Total First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement). A commitment fee during the term of the Revolving Credit Agreement ranging from 0.25% to 0.50% per annum, based on the Total First Lien Net Leverage Ratio also applies to unused but available revolving commitment amounts. The “Applicable Margin” for the Incremental First Lien Term Loan Facility is (i) 3.50% per annum for base rate loans and (ii) 4.50% per annum for Eurocurrency Rate loans. The “Applicable Margin” under the Second Lien Term Loan Facility is (i) 5.75% per annum for base rate loans and (ii) 6.75% per annum for Eurocurrency Rate loans.

Voluntary Prepayments

Any borrowing under the Credit Agreements may currently be repaid, in whole or in part, at any time and from time to time without premium or penalty other than customary breakage costs. Term loan amounts that are repaid may not be reborrowed, but any amounts repaid under the Revolving Credit Agreement may be reborrowed.

The Credit Agreements are also subject to customary mandatory prepayments using the net proceeds received or retained, as applicable, from certain asset sales and dispositions, casualty events, certain equity and debt issuances (in each case subject to certain reinvestment rights of the borrowers) and, under the First Lien Credit Agreement only, 50% of year-end excess cash, subject to step-downs to 25% and 0% of excess cash flow at certain leverage-based thresholds.

Final Maturity and Amortization

Under the First Lien Credit Agreement, the Revolving Credit Agreement matures on July 31, 2023 but upon the consummation of the initial public offering will mature on May 2, 2025, and the First Lien Term Loan Facility will mature on July 31, 2025. The principal amount of the First Lien Term Loan Facility is payable in equal quarterly installments of 0.25% of the aggregate principal amount of loans outstanding under the First Lien Term Loan Facility on the closing date of the First Amendment, with the balance due at maturity. Installment payments on the First Lien Term Loan Facility are due on the last date of each quarter.

The Second Lien Term Loan Facility under the Second Lien Credit Agreement will mature on July 31, 2026. The Second Lien Term Loan Facility does not amortize, and the principal amount of the Second Lien Term Loan Facility is payable at maturity in an amount equal to the aggregate outstanding amount on such date.

Guarantees, Covenants and Events of Default

Subject to certain customary exceptions and limitations, all obligations under the Credit Agreements are guaranteed by the borrowers and the borrowers’ restricted subsidiaries, and such obligations and the related guarantees of the First Lien Term Loan Facility and the Revolving Credit Facilities are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by the borrowers or by any guarantor and the same assets secure the obligations and the related guarantees of the Second Lien Term Loan Facility pursuant to a perfected second priority security interest.

The Credit Agreements contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on guarantees and other contingent obligations; limitations on payments, repayments and modifications of subordinated indebtedness; limitations on transactions with affiliates; limitations on sale and leaseback transactions; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business.

Part of our growth strategy is to acquire new businesses to complement our existing software and technology capabilities. The covenants in the Credit Agreements may restrict our ability to make acquisitions or enter into business combinations. In connection with permitted acquisitions, the company may generally incur indebtedness to finance the acquisition of any assets, business, product line or other entity (including by way of assuming indebtedness of an acquired entity) up to certain dollar caps as well as indebtedness to provide for indemnification, adjustment of purchase price, earnout or similar obligations. The company may also incur additional indebtedness for general purposes, which may be used for acquisition-related activities, including, based on certain leverage levels, in uncapped amounts. We may generally make investments in similar, ancillary, complementary or related business, by way of acquisition, merger, loans or otherwise, so long as, in the case of acquisitions of or investments in other entities, such entities become restricted subsidiaries that would be subject to certain restrictions under the Credit Agreements, or, in the case of assets, such assets are granted as collateral to the lenders under the Credit Agreements.

We may also make certain investments in entities or assets that do not become restricted by or granted as collateral for the Credit Agreements in other circumstances, including, without limitation:

•	in similar businesses, services or other activities in amounts up to approximately $60.0 million in the aggregate at any one time;

•	in amounts up to approximately $75.0 million in the aggregate at any one time;

•	without restrictions as to amounts or collateral requirements, so long as the company meets certain leverage ratio levels and is not subject to any payment or bankruptcy event of default;

•	in respect of joint ventures, in amounts up to approximately $50.0 million in the aggregate at any one time.

The company may also license or contribute intellectual property pursuant to joint marketing arrangements with other entities, license or sublicense intellectual property granted in the ordinary course of business or which do not materially interfere with the ordinary conduct of the company’s business, or purchase contract rights or licenses or leases of intellectual property in the ordinary course of business.

Events of default under the Credit Agreements include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of March 31, 2021 we were in compliance with the terms of the Credit Agreements.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation (our “certificate”) and our amended and restated bylaws (our “bylaws”), as each will be in effect at or prior to the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our certificate and our bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our certificate, and we will adopt our by-laws. Our certificate will authorize capital stock consisting of:

•	shares of Class A common stock, par value $0.0001 per share;

•	shares of Class B common stock, par value $0.0001 per share; and

•	shares of preferred stock, with a par value per share that may be established by our Board in the applicable certificate of designations.

We are selling                  shares of Class A common stock in this offering (                 shares if the underwriters exercise in full their option to purchase additional shares). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing                  shares of Class B common stock to Topco LLC simultaneously with this offering (                 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Upon completion of this offering, we expect to have                  shares of Class A common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares) and                  shares of Class B common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares).

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our certificate and our bylaws and to the applicable provisions of the DGCL. We urge you to read our certificate and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or our certificate.

Under the DGCL, holders of Class A common stock will be entitled to a separate class vote on amendments to our certificate of incorporation that (i) change the par value of the Class A common stock, or (ii) adversely affect the rights, power and preferences of the class A common stock.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or our certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to shareholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, Topco LLC will own 100% of our outstanding Class B common stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate, our Board is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

LLC Units of Severin Holdings, LLC

The LLC Operating Agreement recapitalizes the interests currently held by the existing owner of Holdings LLC, Topco LLC, into a new single class of common membership units, which we refer to as the “LLC Units,” a portion of which (the Participation Units) will have a participation threshold. The LLC Operating Agreement will also reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profit and net losses and distributions of Holdings LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

The LLC Operating Agreement provides that Topco LLC (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement, exchange its LLC Units (other than Participation Units) for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Topco LLC will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange of LLC Units other than Participation Units. Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. As a holder surrenders or exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased.

See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC”

Forum Selection

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against PowerSchool Holdings, Inc. or any director or officer thereof arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against PowerSchool Holdings, Inc. or any director or officer thereof that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Provisions

Our certificate, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by shareholders.

These provisions include:

Classified Board.    Our certificate will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have ten members.

Shareholder Action by Written Consent.    Our certificate will preclude shareholder action by written consent at any time when Topco LLC, Vista and Onex control, in the aggregate, less than 35% in voting power of our outstanding common stock.

Special Meetings of Shareholders.    Our certificate and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Topco LLC, Vista and Onex control, in the aggregate, at least 35% in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Topco LLC. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures.    Our bylaws will establish advance notice procedures for shareholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when Topco LLC, Vista and Onex control, in the aggregate, at least 10% of the voting power of our outstanding common stock, such advance notice procedure will not apply to Topco LLC, Vista and Onex. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by our Principal Stockholders pursuant to the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.

Removal of Directors; Vacancies.    Our certificate will provide that a director nominated by our Principal Stockholders may be removed with or without cause by our Principal Stockholders; provided, however, that at any time when Topco LLC, Vista and Onex control less than 40% in voting power of our outstanding common stock, all directors, including those nominated by our Principal Stockholders, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of capital stock of the company entitled to vote thereon, voting together as a single class. In addition, our certificate will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements.    Our certificate and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as Topco LLC, Vista and Onex control, in the aggregate, at least 50% in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Topco LLC, Vista and Onex control, in the aggregate, less than 50% in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

Our certificate will provide that the following provisions in our certificate may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations.    Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by our Board and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate will provide that our Principal Stockholders, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate will provide that, to the fullest extent permitted by law, none of our Principal Stockholders or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Principal Stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of PowerSchool Holdings, Inc. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of PowerSchool Holdings, Inc. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. Its address is                 .

Listing

Our Class A common stock has been approved for listing on the New York Stock Exchange under the trading symbol “PWSC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon exchange of LLC Units), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock or other equity or equity-linked securities.

Sale of Restricted Shares

Upon completion of this offering, we will have                  shares of Class A common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). Of these shares of Class A common stock, the                  shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, other than the holding period requirement. The remaining                  shares of Class A common stock (or                 shares of Class A common stock, including shares of Class A common stock issuable upon exchange of the LLC Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting

(Conflicts of Interest),” taking into account the provisions of Rules 144 and 701 under the Securities Act.

In addition, pursuant to the Exchange Agreement, Topco LLC may from time to time after the consummation of this offering, exchange its LLC Units (other than Participation Units) for shares of Class A common stock on a one-for-one basis, or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Topco LLC will also be required to deliver to us a number of shares of Class B common stock equivalent to the number of shares of Class A common stock being exchanged to effectuate an exchange of LLC Units other than Participation Units. Any shares of Class B common stock so delivered will be cancelled. Participation Units may be exchanged for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the applicable participation threshold multiplied by the number of Participation Units being exchanged, divided by the then current value of Class A common stock. Upon consummation of this offering, Topco LLC will hold                  LLC Units, all of which will be exchangeable for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we intend to enter into a registration rights agreement with Topco LLC that will require us to register these shares of Class A common stock, subject to certain conditions. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Under the terms of the LLC Operating Agreement, except pursuant to a valid exchange under the terms of the Exchange Agreement, all of the LLC Units received by Topco LLC in the Organizational Transactions will be subject to restrictions on disposition.

Rule 144

Persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately                  shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares of capital stock from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the registration statement of which this prospectus forms a part are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2021 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and other shareholders and optionholders owning substantially all of our Class A common stock and options or other securities to acquire Class A common stock have agreed that, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, including LLC Units, during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering continuing through the date that is 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting (Conflicts of Interest).” The representatives named above may, in their sole discretion, release all or any portion of the securities subject to these lock-up agreements. See “Underwriting (Conflicts of Interest).”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with Topco LLC, Vista and Onex in connection with this offering. The Registration Rights Agreement will provide Topco LLC, Vista and Onex certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, Topco LLC, Vista and Onex can require us to register under the Securities Act shares of Class A common stock (including shares issuable to Topco LLC upon exchange of its LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for Topco LLC, Vista and Onex. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income or the alternative minimum tax, or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our Class A common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or certain electing traders in securities that mark their securities positions to market for tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	“qualified foreign pension funds” (within the meaning of Section 897(I)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•	tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions not treated as dividends for U.S. federal income tax purposes will first constitute non-taxable returns of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero, and thereafter will be treated as capital gains. Any excess amounts will be treated as capital gains, as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate in order to qualify for a reduced rate of withholding at a rate of 30% with respect to such dividend). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption for effectively connected dividends, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular graduated rates applicable to a United States person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a United States person, although such gain will be exempt from the U.S. federal withholding tax described above, provided that such person complies with applicable certification requirements. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs, and such Non-U.S. Holder has owned, actually and constructively, five percent or less of our Class A common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition and (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our Class A common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our Class A common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our Class A common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of our Class A common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

PowerSchool Holdings, Inc. (for purposes of this Underwriting (Conflicts of Interest) section, the “company”), Holdings LLC and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
BofA Securities, Inc.
Jefferies LLC
Macquarie Capital (USA) Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Piper Sandler & Co.
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
AmeriVet Securities, Inc.
Loop Capital Markets LLC
Stern Brothers & Co.
Samuel A. Ramirez & Co., Inc.
Guzman & Company

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares of Class A common stock from the company to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares of Class A common stock.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the

underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

At our request, the underwriters have reserved up to          shares of our Class A common stock, or     % of the shares of Class A common stock offered pursuant to this prospectus, for sale at the initial public offering price per share through a directed share program, to certain individuals associated with Vista and Onex. If purchased by these persons, these shares will not be subject to a lock-up restriction. The number of shares available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares offered pursuant to this prospectus. The directed share program will be arranged through             .

In the case of the Company, the restrictions described in the immediately preceding paragraph do not apply to certain transactions including:

•	the sale of shares of our Class A common stock to the underwriters pursuant to the underwriting agreement in this offering; and

•	transfers pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement.

In the case of our officers, directors, and holders of all of the Company’s Class A common stock, the restrictions described in the paragraph above do not apply to certain transactions including:

•	subject to certain limitations, a bona fide gift or gifts;

•	subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor’s immediate family;

•	transfers with the prior written consent of Goldman Sachs & Co. LLC;

•	subject to certain limitations, transfers by a corporation or partnership to any wholly owned subsidiary or affiliate of the transferee;

•	subject to certain limitations, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•

subject to certain limitations, transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction that is approved by our board of directors, made to all holders of Class A common stock involving a change of control, provided that, in the event that the tender offer, merger, purchase, consolidation or other such transaction is not completed, the shares owned by the lock-up party will remain subject to terms of the lock-up agreement;

•	subject to certain limitations, transfers pursuant to the exercise of an option to purchase shares in connection with the termination of such option; and

•

subject to certain limitations, transfers to the Company for (a) the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for payment of tax withholdings (including estimated taxes) due as a result of the exercise of an option to purchase shares, in each case in connection with the termination of such option pursuant to its terms.

            , in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders; provided, however, that if the release is granted for one of our officers or directors, Goldman Sachs & Co. LLC, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Goldman Sachs & Co. LLC, on behalf of the underwriters, will notify us of the impending release or waiver, and we are obligated to announce the impending release or waiver by press release through a major news service or other method permitted by applicable laws and regulation at least two business days before the effective date of the release or waiver.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “PWSC”. In order to meet one of the requirements for listing the Class A common stock on the Class A common stock, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on    , in the over-the-counter market or otherwise.

Conflicts of Interest

Certain of the underwriters and/or their affiliates are lenders under our First Lien Term Loan Facility, Second Lien Term Loan Facility and/or Bridge Loan facility and, as such, may receive a portion of the net proceeds from this offering that are used to repay the outstanding borrowings under the First Lien Term Loan Facility, Second Lien Term Loan Facility, Revolving Credit Agreement and Bridge Loan facility. As a result of the intended use of proceeds, such underwriters and/or their affiliates will receive in excess of 5% of the net proceeds from this offering. The receipt of at least 5% of the net proceeds of this offering by the underwriters (or their affiliates) would be considered a “conflict of interest” under FINRA Rule 5121. As such, this offering is being conducted in compliance with FINRA Rule 5121, which requires prominent disclosure of the nature of the conflict of interest in the prospectus for the public offering. See “Use of Proceeds.”

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling stockholders; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

IN THE ORDINARY COURSE OF THEIR VARIOUS BUSINESS ACTIVITIES, THE UNDERWRITERS AND THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS AND EMPLOYEES MAY PURCHASE, SELL OR HOLD A BROAD ARRAY OF INVESTMENTS AND ACTIVELY TRADE SECURITIES, DERIVATIVES, LOANS, COMMODITIES, CURRENCIES, CREDIT DEFAULT SWAPS AND OTHER FINANCIAL INSTRUMENTS FOR THEIR OWN ACCOUNT AND FOR THE ACCOUNTS OF THEIR CUSTOMERS, AND SUCH INVESTMENT AND TRADING ACTIVITIES MAY INVOLVE OR RELATE TO ASSETS, SECURITIES AND/OR INSTRUMENTS OF THE ISSUER (DIRECTLY, AS COLLATERAL SECURING OTHER OBLIGATIONS OR OTHERWISE) AND/OR PERSONS AND ENTITIES WITH RELATIONSHIPS WITH THE COMPANY. THE UNDERWRITERS AND THEIR RESPECTIVE AFFILIATES MAY ALSO COMMUNICATE INDEPENDENT INVESTMENT RECOMMENDATIONS, MARKET COLOR OR TRADING IDEAS AND/OR PUBLISH OR EXPRESS INDEPENDENT RESEARCH VIEWS IN RESPECT OF SUCH ASSETS, SECURITIES OR INSTRUMENTS AND MAY AT ANY TIME HOLD, OR RECOMMEND TO CLIENTS THAT THEY SHOULD ACQUIRE, LONG AND/OR SHORT POSITIONS IN SUCH ASSETS, SECURITIES AND INSTRUMENTS.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), New York, New York. Fried Frank provides legal services to us from time to time.

EXPERTS

The financial statements of Severin Holdings, LLC as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statement of PowerSchool Holdings, Inc. as of December 31, 2020, included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, https://www.powerschool.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of PowerSchool Holdings, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of PowerSchool Holdings, Inc. (the “Company”), as of December 31, 2020 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Sacramento, California

March 17, 2021

We have served as the Company’s auditor since 2020.

POWERSCHOOL HOLDINGS, INC.

Balance Sheets

	December 31, 2020	March 31, 2021 (Unaudited)
ASSETS
Cash and cash equivalents	$10	$10

Total assets	$10	$10

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	$—	$—
Stockholder’s equity:
Common stock, $0.01 par value per share, 1,000 authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	—	—

Total liabilities and stockholder’s equity	$10	$10

See notes to consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business and Summary of Significant Accounting Policies

Background and Nature of Operations

PowerSchool Holdings, Inc. (the “Company”) was formed as a Delaware corporation on November 30, 2020. The Company was formed for the purpose of completing a public offering and related transactions (the “Transactions”) in order to carry on the business of Severin Holdings, LLC (“Holdings LLC”), which is an entity that provides a cloud platform with an integrated, enterprise-scale suite of solutions purpose-built for K-12 market.

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Separate statements of income and comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity for the period from its formation through December 31, 2020 or for the quarter ended March 31, 2021 (unaudited).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying notes. Actual results may differ materially from our estimates.

Subsequent Events

We evaluated subsequent events through March 17, 2021 and June 2, 2021 (unaudited), which are the dates the financial statements were available to be issued.

(2) Stockholder’s Equity

As of December 31, 2020, and March 31, 2021 (unaudited), the Company was authorized to issue 1,000 shares of common stock, par value $0.01 per share, and had issued 1,000 shares of common stock to Severin Topco, LLC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Severin Holdings, LLC:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Severin Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, members’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and comprehensive loss, and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Sacramento, California

March 17, 2021

We have served as the Company’s auditor since 2015.

SEVERIN HOLDINGS, LLC

dba PowerSchool Group

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$38,991	$52,734	$29,600
Accounts receivable—net of allowance of $6,901, $7,869 and $6,597, respectively	54,634	47,977	41,286
Prepaid expenses and other current assets	19,026	22,799	41,289

Total current assets	112,651	123,510	112,175
Property and Equipment—Net	21,704	17,069	16,494
Capitalized Product Development Costs - Net	39,785	58,894	64,036
Goodwill	2,161,500	2,213,367	2,447,076
Intangible Assets—Net	815,622	763,459	869,669
Other Assets	18,441	24,401	27,842

Total	$3,169,703	$3,200,700	$3,537,292

Liabilities and Members’ Equity
Current Liabilities:
Accounts payable	$11,775	$11,145	$9,656
Accrued expenses	51,999	53,698	48,451
Deferred revenue, current	193,838	229,622	199,152
Revolving credit facility	—	40,000	85,000
Current portion of long-term debt	8,275	8,450	8,450

Total current liabilities	265,887	342,915	350,709
Noncurrent Liabilities:
Other liabilities	5,579	7,535	7,698
Deferred taxes	10,183	6,483	19,792
Deferred revenue—net of current	4,827	5,568	4,611
Long-term debt, net	1,163,662	1,160,326	1,475,057

Total liabilities	1,450,138	1,522,827	1,857,867

Commitments and contingencies (Note 12)
Members’ Equity:
Members’ investment	1,851,127	1,855,730	1,856,646
Accumulated other comprehensive income	88	441	594
Accumulated deficit	(131,650)	(178,298)	(177,815)

Total members’ equity	1,719,565	1,677,873	1,679,425

Total	$3,169,703	$3,200,700	$3,537,292

See notes to consolidated financial statements.

SEVERIN HOLDINGS, LLC

dba PowerSchool Group

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Revenue:
Subscriptions and support	$308,161	$370,853	$87,721	$103,092
Service	45,559	49,471	10,563	12,953
License and other	11,271	14,564	1,791	2,103

Total revenue	364,991	434,888	100,075	118,148

Cost of revenue:
Subscriptions and support	98,467	108,158	25,224	29,032
Service	38,647	41,324	9,603	10,695
License and other	1,051	1,320	294	398
Depreciation and amortization	31,821	41,000	9,329	11,756

Total cost of revenue	169,986	191,802	44,450	51,881

Gross profit	195,005	243,086	55,625	66,267

Operating expenses:
Research and development	61,160	70,673	17,091	18,545
Selling, general, and administrative	86,916	92,711	23,782	25,329
Acquisition costs	2,519	2,495	2	5,603
Depreciation and amortization	52,319	54,744	13,946	14,559

Total operating expenses	202,914	220,623	54,821	64,036

Income (loss) from operations	(7,909)	22,463	804	2,231
Interest expense—Net	85,264	68,714	19,551	17,262
Other expense (income)—Net	208	358	(1,841)	145

Loss before income taxes	(93,381)	(46,609)	(16,906)	(15,176)
Income tax (benefit)	(2,652)	39	(24)	(15,659)

Net income (loss)	(90,729)	(46,648)	(16,882)	483

Other comprehensive income (loss)—Foreign currency translation	(22)	353	(528)	153

Total other comprehensive income (loss)	(22)	353	(528)	153

Comprehensive income (loss)	$(90,751)	$(46,295)	$(17,410)	$636

See notes to consolidated financial statements.

SEVERIN HOLDINGS, LLC

dba PowerSchool Group

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(in thousands)

	Members’ Investment	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Members’ Equity
Balance—January 1, 2019	$1,752,319	$110	$(48,185)	$1,704,244
Members’ investment	92,976	—	—	92,976
Management incentive unit based compensation	5,832	—	—	5,832
Foreign currency translation	—	(22)	—	(22)
Cumulative effect adjustment upon adoption of ASC 606 (Note 2)	—	—	7,264	7,264
Net loss	—	—	(90,729)	(90,729)

Balance—December 31, 2019	$1,851,127	$88	$(131,650)	$1,719,565
Repurchase of management incentive units	(989)	—	—	(989)
Management incentive unit based compensation	5,592	—	—	5,592
Foreign currency translation	—	353	—	353
Net loss	—	—	(46,648)	(46,648)

Balance—December 31, 2020	$1,855,730	$441	$(178,298)	$1,677,873
Repurchase of management incentive units	(448)	—	—	(448)
Management incentive unit-based compensation	1,364	—	—	1,364
Foreign currency translation	—	153	—	153
Net income (loss)	—	—	483	483

Balance—March 31, 2021 (unaudited)	$1,856,646	$594	$(177,815)	$1,679,425

Balance—December 31, 2019	$1,851,127	$88	$(131,650)	$1,719,565
Management incentive unit based compensation	1,412	—	—	1,412
Foreign currency translation	—	(528)	—	(528)
Net loss	—	—	(16,882)	(16,882)

Balance—March 31, 2020 (unaudited)	$1,852,539	$(440)	$(148,532)	$1,703,567

See notes to consolidated financial statements.

SEVERIN HOLDINGS, LLC

dba PowerSchool Group

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(90,729)	$(46,648)	$(16,882)	$483
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	7,809	7,344	1,940	1,620
Amortization of intangible assets	73,138	78,663	19,640	21,188
Amortization of capitalized product development costs	3,193	9,737	1,695	3,507
Loss on disposal/retirement of property and equipment	98	500	8	—
Provision for allowance for doubtful accounts	449	170	65	12
Management incentive unit-based compensation	5,832	5,592	1,412	1,364
Amortization of debt issuance costs and discount	5,181	5,500	1,367	2,238
Changes in operating assets and liabilities — net of effects of acquisitions:
Accounts receivables	24,620	11,566	6,654	14,963
Prepaid expenses and other current assets	(2,803)	(2,387)	(2,132)	(4,513)
Other assets	(7,897)	(6,351)	(195)	(2,116)
Accounts payable	3,523	(2,130)	(2,527)	(3,179)
Accrued expenses	15,914	(996)	(11,745)	(9,335)
Other liabilities	(460)	(273)	(48)	0
Deferred taxes	(5,314)	(1,925)	(121)	(16,220)
Deferred revenue	21,767	31,127	(39,158)	(61,469)

Net cash provided by (used in) operating activities	54,321	89,489	(40,027)	(51,457)

Cash flows from investing activities:
Purchases of property and equipment	(4,469)	(2,806)	(1,566)	(341)
Proceeds from sale of property and equipment	4,515	69	—	13
Investment in capitalized product development costs	(30,473)	(28,822)	(8,259)	(8,565)
Acquisitions—net of cash acquired	(170,407)	(75,753)		(318,919)
Other	—	—	(9)	61

Net cash used in investing activities	(200,834)	(107,312)	(9,834)	(327,751)

(Continued)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash flows from financing activities:
Proceeds from Incremental Facility, net of issuance costs	$68,058	$—	$—	$—
Proceeds from Revolving Credit Agreement	50,000	101,000	41,000	45,000
Proceeds from Bridge Loan	—	—	—	315,200
Proceeds from members’ investment	92,976	—	—	—
Repayment of Revolving Credit Agreement	(50,000)	(61,000)	—	—
Repayment of first lien debt	(7,750)	(7,750)	(1,938)	(1,938)
Repayment of first lien add-on debt	—	(525)	—	(175)
Payment on financing liability	(69)	(34)	(18)	(45)
Payments for repurchase of MIU shares	—	(989)	—	(448)
Payments of deferred offering costs	—	—	—	(1,387)
Payment of debt issuance costs	—	—	—	(500)

Net cash provided by financing activities	153,215	30,702	39,044	355,707

Effect of foreign exchange rate changes on cash	$854	$876	$(2,089)	$367

Net increase (decrease) in cash, cash equivalents, and restricted cash	7,556	13,755	(12,906)	(23,134)
Cash, cash equivalents, and restricted cash—Beginning of period	31,935	39,491	39,491	53,246

Cash, cash equivalents, and restricted cash—End of period	$39,491	$53,246	$26,585	$30,112

Supplemental disclosures of cash flow information:
Interest paid	$81,754	$72,102	$18,830	$14,188

Cash paid for income taxes	$1,519	$3,956	$2,139	$1,689

Supplemental disclosures of noncash investing and financing activities:
Purchase of capital lease	$—	$245	$—	$—

Property and equipment additions in accounts payable and accrued liabilities	$388	$441	$1,141	$44

Capitalized interest related to investment in capitalized product development costs	$784	$545	$182	$69

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$38,991	$52,734	$26,085	$29,600
Restricted cash, included in other current assets	500	512	500	512

Total cash, cash equivalents, and restricted cash	$39,491	$53,246	$26,585	$30,112

See notes to consolidated financial statements.

SEVERIN HOLDINGS, LLC

dba PowerSchool Group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020 AND MARCH 31, 2021 (UNAUDITED), AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020 AND THE THREE MONTHS ENDED MARCH 31, 2020 (UNAUDITED) AND 2021

(UNAUDITED)

1. BUSINESS

Severin Holdings, LLC (“PowerSchool,” “we,” “us,” “our” or the “Company”) provides a comprehensive suite of solutions that includes the core system of record used by districts and schools. The Company’s platform is embedded in school workflows and is used by educators, students, administrators, and parents.

PowerSchool’s cloud platform is an integrated, enterprise-scale suite of solutions purpose-built for the K-12 market. Its cloud-based technology platform helps schools and districts efficiently manage state reporting and related compliance, special education, finance, human resources, talent, registration, attendance, funding, learning, instruction, grading, assessments and analytics in one unified platform. The Company’s integrated technology approach streamlines operations, aggregates disparate data sets, and develops insights using predictive modelling and machine learning.

The Company is headquartered in Folsom, California, and together with its wholly-owned subsidiaries has locations in the United States, Canada, and India.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary to the fair presentation of the Company’s consolidated financial position, results of operations, and cash flows for the periods presented.

Unaudited Interim Condensed Consolidated Financial Information

The accompanying interim condensed consolidated balance sheet as March 31, 2021, the interim consolidated statements of operations and comprehensive loss, of cash flows and of members’ equity for the three months ended March 31, 2020 and 2021, and the notes to such interim consolidated financial statements are unaudited.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. As permitted under those rules, we condensed or omitted certain footnotes or other financial information that are normally required by GAAP for annual financial statements. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal and recurring items. Our unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in management’s opinion, include all adjustments necessary to state fairly the consolidated financial position of the Company as of March 31, 2021, the results of operations and cash flows for the three months ended March 31, 2020 and 2021. The results of operations and cash flows for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the year ending December 31, 2021 or any future interim or annual period.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

Use of estimates is required in the preparation of the consolidated financial statements in conformity with GAAP. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that it believes are reasonable under the circumstances. The estimates the Company evaluates includes those related to revenue recognition, allowance for doubtful accounts, capitalized product development costs, goodwill and intangible asset valuation, management incentive unit-based compensation, and income taxes. Actual results could differ from those estimates under different assumptions or conditions including, but not limited to, the ultimate impact that COVID-19 may have on the Company’s operations.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards based on public company effective dates.

The Company will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of the Company’s initial public offering, (b) in which its total annual gross revenue is at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases, which requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. The guidance offers specific accounting guidance for a lessee, lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the income statement. The guidance is effective for the Company beginning on January 1, 2022 and requires a modified retrospective adoption, with early adoption permitted. Although the Company is currently evaluating the impact of this guidance on its consolidated financial statements, the Company expects that most of its operating lease commitments will be recognized as operating lease liabilities and right-of-use assets upon adoption of the new guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). This update changes the accounting for recognizing impairments of financial assets, such that credit losses for certain types of financial instruments will be estimated based on expected losses. The update also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. ASU 2016-13 is effective for the Company beginning on January 1, 2023. Early adoption is permitted after for periods beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12—Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifies and amends existing guidance for clarity and consistent application. This guidance is effective for the Company beginning January 1, 2022. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04—Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04) and subsequently ASU No. 2021-01, Reference Rate Reform (Topic 848) in January 2021. ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference London Interbank Offered Rate (“LIBOR”) or other reference rate expected to be discontinued, in 2022 or potentially 2023 (pending possible extension). The amendments in the ASU are effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied prospectively. The Company is currently evaluating the impact of ASU 2020-04 on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (ASC 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (ASC 815-40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU 2020-06 is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in GAAP. This ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Accounting Pronouncements Recently Adopted

On January 1, 2021, we adopted ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) - Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15). ASC 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software.

The adoption of ASU 2018-15 did not have a material impact on the Company’s interim consolidated financial statements.

On January 1, 2020, the Company adopted ASU No. 2017-04, Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment (ASU 2017-04). ASU 2017-04 eliminates Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under ASU 2017-04, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and should recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value, with the loss not exceeding the total amount of goodwill allocated to that reporting unit. The adoption of ASU 2017-04 did not have any impact on the Company’s consolidated financial statements.

On January 1, 2020, the Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13) which amended its conceptual framework to improve the effectiveness of disclosures in notes to financial statements. ASU 2018-13 eliminates such disclosures around the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The guidance also adds new disclosure requirements for Level 3 measurements. The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2019, the Company adopted ASU 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18). ASU 2016-18 addresses the presentation of restricted cash in the statement of cash flows. The standard requires an entity to include restricted amounts with cash and cash equivalents in the statement of cash flows. An entity will no longer present transfers between cash and cash equivalents and restricted amounts on the statement of cash flows. The adoption of ASU 2016-18 using the retrospective transition method resulted in the disclosure of restricted cash balance in the Company’s consolidated statements of cash flows.

On January 1, 2019, the Company adopted ASC 606—Revenue from Contracts with Customers (ASC 606) that supersedes nearly all U.S. GAAP on revenue recognition and eliminates industry-specific guidance. As part of ASC 606, the FASB also revised accounting for incremental costs to obtain a contract under ASC 340-40—Other Assets and Deferred Costs. ASC 606 provides a unified model in determining when and how revenue is recognized with the core principle that revenue should be recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of ASC 606 using the modified retrospective method resulted in a transition adjustment to reduce accumulated deficit by $7.3 million on adoption date.

The primary impact of the adoption of ASC 606 was related to (i) the capitalization of sales commissions and (ii) decreasing deferred revenue to reflect the satisfaction of performance obligations over time of certain professional services arrangements. The following table summarizes the impacts of the adoption of ASC 606 on the Company’s consolidated financial statements as of January 1, 2019 (in thousands). The adoption of ASC 606 did not have any impact on the net cash provided by operating activities.

	Reported as of December 31, 2018	Adjustments	As adjusted January 1, 2019
Assets:
Prepaid expenses and other current assets	$14,437	$397	$14,834
Other assets	8,588	2,337	10,925
Accounts receivable	76,993	884	77,877
Liabilities:
Deferred revenue	161,642	(3,641)	158,001
Equity:
Accumulated deficit	(48,185)	7,260	(40,925)

The following table summarizes the impacts of the adoption of ASC 606 on the Company’s consolidated balance sheet as of December 31, 2019 (in thousands).

	As reported	Adjustments	Balances without adoption of ASC 606
Assets:
Prepaid expenses and other current assets	$19,026	($1,411)	$17,615
Other assets	18,441	(7,609)	10,832
Accounts receivable	54,634	(884)	53,750
Liabilities:
Deferred revenue	198,665	1,056	199,721
Equity:
Accumulated deficit	(131,650)	(10,960)	(142,610)

The following table summarizes the impacts of the adoption of ASC 606 on the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2019 (in thousands).

	As reported	Adjustments	Balances without adoption of ASC 606
Revenue:
Subscriptions and support	$308,161	($237)	$307,924
Service	45,559	(1,401)	44,158
License and other	11,271	748	12,019

Total revenue	364,991	(890)	364,101

Operating expenses:
Selling, general and administrative expense	138,952	6,274	145,226

Loss from operations	($7,909)	($7,164)	($15,073)

Revenue Recognition

The Company generates revenue from the following sources: (i) software-as-a-service (“SaaS”) offerings in cloud and hosted environments; (ii) professional services including implementation, consulting, customization, training and data migration services; (iii) licenses to software; (iv) software maintenance; and (v) hardware sales.

Under ASC 606, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process:

1.	Identify the contract(s) with a customer

2.	Identify the performance obligations in the contract

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations in the contract

5.	Recognize revenue when (or as) the Company satisfies a performance obligation

The Company identifies enforceable contracts with a customer when the agreement is signed and has determined that contract terms are generally 12 months since customers are generally permitted to terminate after 12 months without incurring a penalty. The Company also evaluates whether any optional periods represent a material right. Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. Transaction price includes both fixed and variable consideration. However, the Company only includes variable consideration in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines the standalone selling prices based on its overall pricing objectives, taking into consideration market conditions and other factors, including the value of its contracts, the products sold, customer demographics, geographic locations, and the number and types of users within the Company’s contracts. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

The following describes the nature of the Company’s primary types of revenue and related revenue recognition policies:

SaaS

The Company offers SaaS-based solutions to customers that purchase remote access to its software and its functionality. For its SaaS offerings, the nature of its promise to the customer is to provide continuous access to its application platforms. Accordingly, the Company’s SaaS offerings are generally viewed as stand-ready performance obligations comprised of a series of distinct daily services. The Company typically satisfies its SaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because its efforts are expended evenly throughout the period and customers benefit consistently throughout the contract term. As such, for fixed-fee contracts, revenue is recognized ratably over the contract period.

Professional Services

Professional services revenue is comprised of implementation, consulting, customization, training, and data migration services associated with the Company’s SaaS offerings and licensed software. These services are generally recognized over time, with service durations spanning from several weeks to several months, depending on the scope and complexity of the work. Payment terms for professional services may be based on a fixed fee or charged on a time and materials basis.

Professional services are typically considered distinct performance obligations. The Company’s professional services that are billed on a fixed fee basis are typically satisfied as services are rendered, and the Company generally uses efforts expended (labor hours) to measure progress toward completion as this is considered a faithful representation of the transfer of control of the services given the nature of the performance obligation. For professional services that are billed on a time and materials basis, the Company applies the ‘as-invoiced’ practical expedient. Accordingly, revenue is generally recognized based on the amount that the Company has a right to invoice, as this amount corresponds directly with the value to the customer of the Company’s performance completed to date.

Software License

The Company licenses software that is distinct and has significant stand-alone functionality (i.e., functional IP). Revenue attributable to such arrangements is typically recognized at the point in time when the customer is able to use and benefit from the software, which is generally upon delivery to the customer or upon the commencement of the renewal term.

Software Maintenance

Software maintenance is comprised of stand-ready services including technical support services and unspecified software updates and upgrades, which are provided on a when-and-if-available basis. Software maintenance revenue is generally based on fixed fees and payments are typically required annually in advance. Software maintenance are transferred evenly using a time-elapsed output method over the contract term given it is a stand-ready obligation and there is no discernible pattern of performance.

Hardware

The Company typically obtains hardware from third-party suppliers. As the Company controls the hardware prior to when it is transferred to the customer, the Company has determined that revenue from hardware should be recorded on a gross basis. Hardware revenues are generally recognized at a point in time when control is transferred to the customer.

Principal vs. Agent

From time to time the Company enters arrangements with third parties to offer their products both as integrated into the Company’s offerings as well as add-ons for specific configurations with separate pricing. The Company considers the terms of our arrangements and the economics of the transactions with the third parties to determine the nature of our promise to the customer and whether or not the Company has control of the products prior to transfer to the customer. Where we determine that the nature of our promise is to provide the underlying good or service, we recognize revenue gross (as the principal) and where the nature of the promise is primarily to facilitate the sale, we recognize revenue net (as the agent).

Contract Costs

Contract and customer acquisition costs, consisting primarily of sales commissions, are incremental and recoverable costs of obtaining a contract. These costs are capitalized using the portfolio approach and are amortized over the expected period of benefit, which is the estimated life of the technology (determined to be approximately 7 years) provided in the underlying contract. The amortization is determined on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Deferred commissions that will amortize within the next 12-month period are classified as current and included in prepaid expenses and other current assets. The remaining balance is classified as noncurrent and are included in other assets. The Company also applies the practical expedient to expense certain costs as incurred when the amortization period is expected to be one year or less. The practical expedient typically applies to the Company’s professional services offerings.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a receivable when it can contractually invoice a customer and payment will become due solely based on the passage of time, a contract asset when revenue is recognized prior to invoicing and payment is contingent upon transfer of control of another separate performance obligation, or deferred revenue (contract liability) when consideration is received from or amounts are billed to customers which precedes its performance to fully satisfy the associated performance obligation(s).

Deferred revenue primarily results from SaaS revenue that is billed in advance of when such services are provided by the Company. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current, and the remaining deferred revenue is recorded as non-current.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that contracts generally do not include a significant financing component.

Fair Value Measurements

GAAP guidance for fair value measurements clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The Company has established a fair value hierarchy which prioritizes the inputs to the valuation techniques used to measure fair value into three levels. These levels are determined based on the lowest-level input that is significant to the fair value measurement. Levels within the hierarchy are defined as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2—Quoted prices for similar assets and liabilities in active markets (other than those included in Level 1) which are observable, either directly or indirectly; and

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company does not have any assets or liabilities which are required to be recorded at fair value on a recurring basis using values determined by Level 2 or Level 3 inputs. The recorded amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued expenses and other liabilities approximate the fair values principally because of their short-term nature. Short-term and long-term debt are reported at amortized costs in the Company’s consolidated balance sheets. The remaining financial instruments are reported in its consolidated balance sheets at amounts that approximate current fair values.

Concentration of Credit Risk

The Company’s cash, cash equivalents, and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are deposited with financial institutions that management believes are creditworthy. As of December 31, 2019 and December 31, 2020, and March 31, 2021 (unaudited), substantially all the Company’s cash has been deposited in low-interest-bearing accounts.

The Company maintains cash balances in excess of the Federal Deposit Insurance Corporation limits at certain financial institutions. We have deposits only with financial institutions believed to have high-quality credit.

The Company maintains an allowance for doubtful accounts receivable based on various factors, including the Company’s review of credit profiles of its customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company had no customers who accounted for more than 10% of accounts receivable as of the end of December 31, 2019 and 2020. One customer accounted for more than 10% of accounts receivable as of the end of March 31, 2021. Since most of these receivables were satisfied in subsequent periods, the Company believes that this does not pose an undue concentration of credit risk on the Company.

The Company had no customers accounting for more than 10% of total revenue for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

Restricted Cash

The Company is required to maintain cash balances that are restricted or pledged as security for corporate purchase card line of credit and as security for a facilities lease. The amounts are reported in the Company’s consolidated balance sheets based on timing of when the cash can be contractually released. Amounts are recorded in other current assets on the consolidated balance sheets.

As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), the Company had $0.5 million in restricted cash which is included in other current assets.

Accounts Receivable

Accounts receivable primarily includes trade accounts receivable from the Company’s customers. Allowances for doubtful accounts are established based on various factors, including credit profiles of the Company’s customers, contractual terms and conditions, historical payments, and current economic trends. Accounts receivable are written off or credited on a case-by-case basis, net of any amounts that may be collected.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of software, equipment, and site improvements which is generally two to five years. Buildings are depreciated over a life of 20 years. Amortization of leasehold improvements is computed using the shorter of the estimated useful lives or the terms of their respective leases, generally one year to nine years. Land is not being amortized.

Significant improvements that substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases

An arrangement is or contains a lease if there are specified assets and the right to control the use of a specified asset is conveyed for a period in exchange for consideration. Upon lease inception, the Company classifies leases as either operating or capital leases. Leases are classified as capital leases when the terms of the lease transfers substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. For leases that contain rent escalation or rent concession provisions, the Company records rent expense for the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight line rent as a deferred rent liability in accrued expenses and other liabilities in the accompanying balance sheet for the current and noncurrent portions, respectively.

Operating leases are not recognized on the consolidated balance sheet. For capital leases, the Company recognizes capital lease assets and corresponding lease liabilities within the consolidated balance sheet at lease commencement. For income statement purposes, the Company recognizes rent expense on a straight-line basis for operating leases. For capital leases, the Company recognizes interest expense associated with the capital lease liability and depreciation expense associated with the capital lease asset. For capital lease assets and leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease.

Capitalized Product Development Costs

The Company’s software and website development costs are accounted for under the guidance for internal use software and website development costs. The costs in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, if: (1) the costs are direct and incremental and (2) management has determined that it is probable that the project will be completed and the software will be used to perform the function intended, internal and external costs are capitalized until the application is substantially complete and ready for its intended use. The Company makes ongoing evaluations of the recoverability of its capitalized software projects by comparing the net amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value. Capitalized software development costs are being amortized on a straight-line basis over five years to cost of revenue. Useful lives are reviewed periodically and adjusted if appropriate.

Capitalized Cloud Computing Arrangement Implementation Costs

The Company capitalizes certain qualifying costs to implement cloud computing hosting arrangements that are service contracts. Such qualifying costs include direct costs for third-party consulting services, and does not include software maintenance and training costs, which are expensed as incurred. Capitalization of these costs ceases once the software of the hosting arrangement is ready for its intended use. Capitalized costs, net of accumulated amortization, are included in prepaid expenses and non-current assets on the Company’s consolidated balance sheets and amortized using the straight-line method over the expected term of the associated arrangement, including periods which are reasonably expected to be renewed. The amount capitalized is included as a component of net cash used in operating activities in the statements of cash flows.

Capitalized Interest

Interest is capitalized on software products under development. Interest capitalization is based on rates applicable to borrowings outstanding during the period and the balance of qualified assets under development during the period. Capitalized interest is amortized over the useful lives of those assets and the amortization is reported as cost of revenue.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price in a business combination over the fair value of identifiable net assets acquired. Goodwill is subject to periodic testing for impairment.

Goodwill is assessed at least annually, but also whenever events or changes in circumstances indicate the carrying values may not be recoverable. Factors that could trigger an impairment review, include (a) significant underperformance relative to historical or projected future operating results; (b) significant changes in the manner of or use of the acquired assets or the strategy for the Company’s overall business, and (c) significant negative industry or economic trends.

The Company conducts an impairment assessment on December 31st of each year taking a qualitative and quantitative evaluation approach to determine if there are any adverse market factors or changes in circumstances indicating that the carrying value of goodwill may not be recoverable. If it is more likely than not that an impairment exists, the Company performs a quantitative test which compares the fair value to the net carrying value and records an impairment of goodwill to the extent that the net carrying value exceeds the fair value equal to the excess amount.

There was no goodwill impairment recorded by the Company in any of the periods presented.

Purchased intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values using the straight-line method designed to match the amortization to the benefits received.

Recoverability of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets which includes amortizable intangible and tangible assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. Tangible assets and acquired intangible assets with definite useful lives are depreciated or amortized over their useful lives. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. No long-lived asset impairment losses were recorded by the Company during the years in any of the periods presented.

Debt Issuance Costs and Debt Discount

The Company records debt issuance costs as a reduction to the carrying value of the related debt and such amounts are being amortized over the term of the related debt using the straight-line method of amortization, which approximates the effective interest method. Amortization of debt issuance costs are included in interest expense - net on the consolidated statements of operations and comprehensive loss.

The Company accounts for the discounts as an adjustment to the carrying amount and then amortizes the discounts over the terms using the effective interest method.

Deferred Offering Costs

The Company records deferred offering costs as other assets on the consolidated balance sheets. They consist of costs incurred in connection with the anticipated sale of the Company’s common stock in an IPO, including certain legal, accounting, printing, and other IPO related costs. After completion of the IPO, these costs will be recorded in stockholders’ deficit as a reduction from the proceeds of the offering.

As of December 31, 2019, the Company did not have any deferred offering costs included in other assets on the consolidated balance sheet. As of December 31, 2020 and March 31, 2021 (unaudited), the Company had $0.3 million and $3.7 million in deferred offering costs included in other assets on the consolidated balance sheet.

Business Combinations

The acquisitions discussed in Note 3 have been accounted for under the purchase method of accounting in accordance with ASC 805, Business Combinations. The consolidated statements of operations and comprehensive loss include the results of operations of the acquirees since the date of acquisition. The net assets of the acquisition were recorded at their estimated fair values as of the acquisition date.

Unit-Based Compensation

Employees are granted unit-based awards by the Company’s parent entity as profit interests based on the estimated fair value of the awards at the date of grant. The Company utilizes the Black-Scholes pricing model for determining the estimated fair value of the unit-based awards on the date that the awards are granted. Given the absence of any active market for the shares underlying the awards, the fair value of the awards was determined with input from management and third-party valuations.

The Company recognizes expense over the requisite service period on a straight-line basis. Unit-based compensation expense is recognized within cost of revenue; research and development; and selling, general, and administrative expense on the consolidated statements of operations and comprehensive loss based on the function of the employees receiving awards.

Income Taxes

The Company is a limited liability company which is treated as a partnership for federal income tax purposes. The Company is also treated as a partnership in the majority of the states in which it operates; however, certain state jurisdictions tax the operations as a limited liability company. The Company has purchased corporate entities which operate in the United States and are taxed at corporate tax rates. The Company also has operations in Canada through an entity that is treated as a corporation for Canadian income tax purposes. Under this partnership structure, federal and most state income tax liabilities and/or benefits of the Company are passed through to its owners. As such, the recognition of income tax expense (or benefit) represents income tax related to the Company’s US corporate entities, Canadian operations, foreign withholding taxes, and state corporate taxes that are imposed on the Company. Interest and penalties related to unrecognized tax benefits are recorded as income tax expense.

The tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of its annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period. The quarterly tax provision and estimate of the Company’s annual effective tax rate are subject to variation due to several factors including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, changes in how the Company conducts business, and tax law developments.

Cost of Revenue

The Company includes costs directly related to revenue as a component of cost of revenue. Personnel costs associated with cost of revenue consist of salaries, benefits, bonuses, payroll taxes and stock-based compensation expense.

Subscriptions and support

Subscription and support cost of revenue consists of costs directly related to subscription services, including personnel costs related to operating data centers and customer support operations, hosting and data center related costs, third-party software licenses and allocated facilities and overhead costs.

Service

Service cost of revenue consists of personnel costs related to the delivery of the Company’s service offerings, software, equipment, and information technology related expenses, third-party contractor costs, as well as travel and allocated facilities and overhead costs.

License and other

License and other cost of revenue consists primarily of personnel costs associated with delivering licenses, direct hardware costs, and allocated facilities and overhead costs.

Depreciation and amortization

Depreciation and amortization cost of revenue includes allocated depreciation of its computer and software equipment related to the Company’s customer support operations, hosting and data center related costs and amortization of the Company’s capitalized product development costs and technology intangible assets.

Operating Expenses

The Company’s operating expenses consist of research and development, selling, general, and administrative expenses as well as acquisition costs. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, sales incentives, payroll taxes and stock-based compensation expense, as well as the related overhead costs to support the Company’s staff. Other significant components of operating expenses include events and travel, professional fees, allocated facilities and overhead costs, general marketing and promotion costs, and bad debt expense.

Research and development

Research and development expenses consist primarily of personnel costs and the related overhead costs to support our staff, software and hardware costs, third-party professional fees, and allocated facilities and overhead costs.

Selling, general, and administrative

Selling, general, and administrative expenses consist primarily of personnel costs and the related overhead costs to support the Company’s staff across the corporate functions of sales, executive, finance, human resources, information technology, internal operations and legal, as well as sales commissions, third-party professional fees, bad debt expense, marketing and promotional activities, travel, and allocated costs for facilities and overhead costs.

Acquisition costs

Acquisition costs relate primarily to transaction expenses incurred in relation to the Company’s acquisitions.

Depreciation and amortization

Depreciation and amortization costs include allocated depreciation of the Company’s property and equipment and amortization of customer relationship and trademark intangible assets.

Advertising Expense

Advertising costs are expensed as they are incurred. The Company incurred advertising costs of approximately $0.5 million, $0.8 million, $0.2 million, and $0.1 million for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively. Advertising costs are included in sales, general, and administrative expenses on the consolidated statements of operations and comprehensive loss.

Foreign Currencies

The functional currency of our foreign entities is the local currency. Monetary assets and liabilities and transactions denominated in currencies other than an entity’s functional currency are remeasured into its functional currency using current exchange rates, whereas non-monetary assets and liabilities are remeasured using historical exchange rates. The gains and losses resulting from such remeasurements are classified within other expense (income) – net in the Company’s consolidated statements of operations and comprehensive loss in the period of occurrence.

The assets and liabilities of our foreign entities are translated into the Company’s reporting currency, US dollars, at exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using the historical exchange rate. Adjustments resulting from translating foreign entity’s financial statements into US dollars are included in accumulated other comprehensive income (loss) as a separate component of members’ equity.

Foreign currency exchange gains and losses are recorded in other expense, net. Foreign currency transaction losses were $0.5 million for the years ended December 31, 2019 and 2020. For the three months ended March 31, 2020 (unaudited) foreign currency transaction gains were $1.8 million and for the three months ended March 31, 2021 (unaudited) foreign currency transaction losses were $0.4 million.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to certain changes that are recorded as an element of members’ equity but are excluded from net income (loss). The Company’s other comprehensive loss consists of foreign currency translation adjustments from those subsidiaries not using the US dollar as their functional currency. The Company has disclosed accumulated comprehensive income (loss) as a component of members’ equity.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has one operating and reportable segment. The Company does not have material long-lived assets in geographic areas outside of the United States.

Earnings Per Unit

The Company does not include Earnings Per Unit (“EPU”) as part of its consolidated financial statements. The Company is a single member LLC and it does not have units or shares outstanding.

The Company’s members’ equity is held solely by its parent entity. Accordingly, the Company believes that inclusion of EPU would not be relevant or provide a benefit to the users of the consolidated financial statements.

3. BUSINESS COMBINATIONS

We completed two acquisitions in fiscal 2019, one acquisition in fiscal 2020, and one acquisition during the quarter ended March 31, 2021 (unaudited). The purchase price allocation for these acquisitions, discussed in detail below, reflects various fair value estimates and analyses, including certain tangible assets acquired and liabilities assumed, the valuation of intangible assets acquired, income taxes and goodwill, which are subject to change within the measurement period as preliminary valuations are finalized. Measurement period adjustments are recorded in the reporting period in which the estimates are finalized and adjustment amounts are determined. The fair value of the assets and liabilities acquired are based on valuations using the Level 3, unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The results of operations of these business combinations have been included in the Company’s consolidated financial statements from their respective acquisition dates.

Fiscal 2019 Acquisitions

Schoology

On November 22, 2019, the Company acquired 100% of the share capital of Schoology Inc., a platform for a learning management system and social network that allows users to create and share academic content. The purpose of the acquisition is to enhance and expand the PowerSchool LMS product offerings.

The total purchase price was $170.7 million, all of which was provided in the form of cash consideration. Transaction costs of $2.2 million were incurred related to this acquisition and are recorded in acquisition costs in the consolidated statements of operations and comprehensive loss.

The Company has accounted for this acquisition as a business combination and has estimated the valuation of the assets acquired and liabilities assumed, with the remainder of the purchase price recorded as goodwill, as follows (in thousands):

Consideration	$170,727
Cash	999
Accounts receivable	1,486
Prepaid expenses and other assets	1,386
Property and equipment	293
Intangible assets	69,800
Accounts payable	1,034
Accrued expenses	2,168
Deferred revenue	17,515
Deferred tax asset	6,539

Goodwill	$110,941

The Company recorded $110.9 million of goodwill arising from the acquisition of Schoology Inc., none of which is expected to be deductible for tax purposes. The goodwill is a result of the growth expected by adding new schools and further selling into the PowerSchool customer base as well as margin improvements resulting from market participant synergies and operating leverage as sales increase. This business combination did not have a material impact on the Company’s consolidated financial statements

(individually or in the aggregate during the 2019 fiscal period). Therefore, historical results of operations subsequent to the acquisition date and pro forma results of operations have not been presented. Refer to Note 8 below for information regarding changes to goodwill within the measurement period.

AccelaSchool

On September 30, 2019, the Company acquired 100% of the unit capital of AccelaSchool LLC, a PowerSchool SIS plug-in currently in use for existing PowerSchool customers. The purpose of the acquisition was to enhance and expand the PowerSchool product offering.

The total purchase price was $1.7 million, including $1.5 million paid in cash and accrued consideration of $0.2 million for working capital and indemnity holdbacks, subject to certain post-closing adjustments. Transaction costs of $0.3 million were incurred related to this acquisition and are recorded in acquisition costs in the consolidated statements of operations and comprehensive loss.

The Company has accounted for this acquisition as a business combination and has estimated the valuation of the assets acquired and liabilities assumed, with the remainder of the purchase price recorded as goodwill, as follows (in thousands):

Consideration	$1,733
Cash	854
Accounts receivable	83
Prepaid expenses and other assets	5
Intangible assets	900
Accounts payable	100
Deferred revenue	757
Deferred tax liability	229

Goodwill	$977

The Company recorded $1.0 million of goodwill, arising from the acquisition of AccelaSchool LLC, none of which is expected to be deductible for tax purposes. The goodwill is the result of anticipated margin improvements resulting from cost synergies. This business combination did not have a material impact on the Company’s consolidated financial statements (individually or in the aggregate during the 2019 fiscal period). Therefore, historical results of operations subsequent to the acquisition date and pro forma results of operations have not been presented. Refer to Footnote 8 below for information regarding changes to goodwill within the measurement period.

Fiscal 2020 Acquisition

On October 28, 2020, the Company acquired 100% of the unit capital of Hoonuit Holdings, LLC (“Hoonuit”), a privately held company operating entirely in the US. Hoonuit is a leading K-12 analytics and data management solution. The purpose of the acquisition is to incorporate Hoonuit’s advanced analytics and data management tools with PowerSchool’s existing suite of education technology solutions.

The total purchase price was $81.1 million, all of which was provided in the form of cash consideration. Transaction costs of $2.4 million were incurred related to this acquisition and are recorded in acquisition costs in the consolidated statements of operations and comprehensive loss.

The Company has accounted for this acquisition as a business combination. The acquisition date fair values of the assets acquired and liabilities assumed are as follows (in thousands):

Consideration	$81,101
Cash	5,227
Accounts receivable	5,737
Prepaid expenses and other assets	643
Property and equipment	300
Intangible assets	26,500
Accounts payable	1,958
Accrued expenses	2,414
Deferred revenue	5,024
Other	7
Non-current tax payable	2,202

Goodwill	$54,300

The Company recorded $54.3 million of goodwill, arising from the acquisition of Hoonuit, none of which is expected to be deductible for tax purposes. The goodwill is a result of the growth expected by adding new schools and further creating a comprehensive education technology portfolio as well as margin improvements resulting from market participant synergies and operating leverage as sales increase. This business combination did not have a material impact on the Company’s consolidated financial statements (individually or in the aggregate during the 2020 fiscal period). Therefore, historical results of operations subsequent to the acquisition date and pro forma results of operations have not been presented. Refer to Footnote 8 below for information regarding changes to goodwill within the measurement period.

Fiscal 2021 Acquisition

On March 3, 2021, the Company acquired 100% of the equity interests of Hobsons, Inc. (“Hobsons”). Hobsons’ businesses comprised of Naviance and Intersect. Naviance is a college, career, and life readiness solution used by students across U.S. schools for assessing and developing students’ interests and competencies in preparation for life after high school. Intersect is an innovative admissions solution connecting Naviance students to their best-fit higher education opportunities. The purpose of the acquisition was to enhance and expand the PowerSchool product offering.

The total purchase price was $318.9 million of cash consideration. Transaction costs of $4.9 million were incurred in the three months ended March 31, 2021 related to this acquisition and are recorded in acquisition costs in the consolidated statements of operations and comprehensive loss.

The Company has accounted for this acquisition as a business combination in accordance with ASC 805. The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date with the excess recorded as goodwill. The preliminary calculations and valuations of fair values assigned to assets acquired and liabilities assumed are based on management’s estimates and assumptions which may be subject to change as we obtain additional information. The areas that remain preliminary relate to the fair values of the identified intangible assets acquired, deferred tax liabilities and deferred revenue assumed. We expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. Any changes in the fair value of the assets acquired and liabilities assumed during the measurement period may result in adjustments to goodwill.

Consideration	$318,861
Accounts receivable	8,058
Prepaid expenses and other assets	13,967
Property and equipment	670
Other assets	26
Intangible assets	127,400
Accounts payable	1,814
Accrued expenses	4,427
Deferred revenue	29,618
Deferred taxes	29,465

Goodwill	$234,064

The Company recorded $234.1 million of goodwill, arising from the acquisition, none of which is expected to be deductible for tax purposes. The goodwill is a result of the growth expected by creating a fully comprehensive education technology portfolio for educators, students and parents as well as margin improvements resulting from market participant synergies and operating leverage as sales increase.

The Company believes it is not practicable to provide pro forma statements of operations of the combined business as if the acquisition had been completed at an earlier date as it would require significant estimates and assumptions without the use of hindsight that could be misleading. This is due to seller’s lack of historical financial information sufficient to produce such pro forma statements given that the Company purchased specific businesses that were not segregated in the seller’s financial records and for which separate carve-out financial statements were not readily available.

4. REVENUE

Disaggregation of Revenue

The following table depicts the disaggregation of revenue according to the Company’s revenue streams. The Company believes this depicts the nature, amount, timing and uncertainty of revenue and cash flows consistent with how we evaluate our financial statements (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
SaaS	$196,206	$258,568	$59,695	$75,830
Professional services	45,559	49,471	10,563	12,953
Software maintenance	111,955	112,285	28,026	27,262
License and other	11,271	14,564	1,791	2,103

Total revenue	$364,991	$434,888	$100,075	$118,148

Revenue recognized for the years ended December 31, 2019 and 2020 and March 31, 2020 and 2021 (unaudited) from performance obligations satisfied in the prior periods was immaterial.

Revenue by principal geographic areas based on where the customer is located was as follows (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
United States	$332,144	$397,456	$91,974	$107,751
Canada	26,781	31,057	6,773	8,276
Other	6,066	6,375	1,328	2,121

Total revenue	$364,991	$434,888	$100,075	$118,148

Deferred Revenue

The changes in the deferred revenue balance were as follows (in thousands):

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Balance at beginning of year	$161,642	$198,663	$235,190
Decrease from revenue recognized	(154,205)	(194,928)	(85,393)
Increase from acquisitions	18,272	5,024	25,880
Increase from current year net deferred revenue additions	172,956	226,431	28,086

Balances at end of year	$198,665	$235,190	$203,763

As of December 31, 2020, the Company expects to recognize revenue on approximately 97% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter. As of March 31, 2021, the Company expects to recognize revenue on approximately 98% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

The estimated revenues from the remaining performance obligations do not include uncommitted contract amounts such as (i) amounts which are cancelable by the customer without significant penalty, (ii) future billings for time and material contracts, and (iii) amounts associated with optional renewal periods.

Contract Cost Assets

Contract cost assets are included in prepaid expenses and other current assets and other assets, respectively, on the consolidated balance sheets as follows (in thousands):

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Contract costs, current	$1,411	$2,903	$3,238
Contract costs, noncurrent	7,609	14,548	15,456

Total contract costs	$9,020	$17,451	$18,694

For the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), amortization expense for contract cost assets was $0.8 million, $2.0 million, $0.4 million, and $0.7 million, respectively, and there was no impairment of contract cost assets during the period.

5.	ACCOUNTS RECEIVABLE

Accounts receivable, net, is as follows (in thousands):

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Accounts receivable	$61,535	$55,846	$47,883
Less allowance	(6,901)	(7,869)	(6,597)

Accounts receivable—net	$54,634	$47,977	$41,286

The following tables presents the changes in the allowance for doubtful accounts (in thousands):

	December 31,		March 31
	2019	2020	2021

Allowance for doubtful accounts, beginning balance	$5,444	$6,901	$7,869
Additions to (removals from) allowance for doubtful accounts	1,906	1,157	(1,270)
Writeoffs of bad debt expense	(449)	(189)	(2)

Allowance for doubtful accounts, ending balance	$6,901	$7,869	$6,597

6.	PROPERTY AND EQUIPMENT—NET

Property and equipment by category are as follows (in thousands):

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Building	$7,519	$7,519	$7,519
Land	294	294	294
Computer and software	17,599	16,544	17,579
Furniture and fixtures	3,113	2,933	2,915
Leasehold improvements	4,110	4,228	4,201

Property and equipment	32,635	31,518	32,508
Less accumulated depreciation	(10,931)	(14,449)	(16,014)

Property and equipment—net	$21,704	$17,069	$16,494

Depreciation expense was $7.8 million, $7.3 million, $1.9 million, and $1.6 million for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.

7.	CAPITALIZED PRODUCT DEVELOPMENT COSTS—NET

Capitalized product development costs and related accumulated amortization consist of the following (in thousands):

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Gross capitalized product development costs	$43,067	$71,929	$80,584
Less accumulated amortization	(3,282)	(13,035)	(16,548)

Capitalized product development costs—net	$39,785	$58,894	$64,036

Future estimated amortization expense on capitalized product developments projects is expected to be as follows as of December 31, 2020 (in thousands):

Years Ending December 31,
2021	$14,016
2022	14,016
2023	13,930
2024	10,810
2025	4,273
Thereafter	1,849

Total	$58,894

Amortization of capitalized product development costs, included in the cost of revenue section of the consolidated statements of operations and comprehensive loss, were $3.2 million, $9.7 million, $1.7 million, and $3.5 million for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.

8.	GOODWILL

The changes in the carrying amounts of goodwill were as follows (in thousands):

Balance—January 1, 2019	$2,049,582
Additions due to acquisitions	111,918

Balance—December 31, 2019	2,161,500

Additions due to acquisitions	54,300
Revision to goodwill balance[1]	(1,895)
Other adjustments[2]	(538)

Balance—December 31, 2020	$2,213,367

Additions due to acquisitions	234,064
Other adjustments²	(355)

Balance—March 31, 2021 (unaudited)	$2,447,076

[1]

During the year ended December 31, 2020, we recorded an out-of-period adjustment related to tax benefits acquired through an acquisition which decreased goodwill by $1.9 million and decreased deferred tax liabilities by $1.9 million. The adjustment did not have a material impact to the current period or previous period statement of operations. We evaluated these adjustments considering both qualitative and quantitative factors and the impact of these adjustments in relation to each period, as well as the periods in which they originated. The impact of recognizing these adjustments in prior years was not material to any individual period. Management believes these adjustments are immaterial to these consolidated financial statements and all previously issued financial statements.

[2]

The $0.5 million and $0.4 million includes adjustments of acquisition date fair value within the one-year measurement period, including $0.3 million as of December 31, 2020 and $0.1 million as of March 31, 2021 (unaudited) for the final settlement of working capital, which had no impact to earnings in any of the periods presented. Other fair value adjustments did not have a material impact to the current-period or previous period statement of operations.

9. OTHER INTANGIBLE ASSETS—NET

Intangible assets are amortized using the straight-line method based on the expected useful lives of the assets. The carrying values of acquired amortizing intangible assets are as follows (in thousands):

	December 31, 2019	Weighted- Average Useful Life	December 31, 2020	Weighted- Average Useful Life	March 31, 2021	Weighted- Average Useful Life
					(unaudited)
Intangible Assets—Gross
Developed technology	$229,800	6.9 years	239,200	8.2 years	$283,100	8.5 years
Customer relationships	646,500	13.5 years	661,900	14.8 years	737,400	14.2 years
Trademarks	42,600	8.1 years	4,300	9.4 years	52,300	9.3 years

	$918,900		$945,400		$1,072,800

Accumulated Amortization
Developed technology	$(38,130)		$(67,421)		$(75,282)
Customer relationships	(58,199)		(102,408)		(114,470)
Trademarks	(6,949)		(12,112)		(13,379)

	$(103,278)		$(181,941)		$(203,131)

Intangible Assets—Net
Developed technology	$191,670		$171,779		$207,818
Customer relationships	588,301		559,492		622,930
Trademarks	35,651		32,188		38,921

	$815,622		$763,459		$869,669

Amortization of developed technology is recorded in cost of revenue, while the amortization of trademarks and customer relationships is included in selling, general and administrative expense on the Company’s consolidated statements of operations and comprehensive loss.

The following table summarizes the amortization expense of intangible assets (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cost of revenue	$27,000	$29,697	$7,283	$7,856
Selling, general, and administrative expense	46,138	48,966	12,357	13,332

Total amortization of acquired intangible assets	$73,138	$78,663	$19,640	$21,188

The estimated future amortization of intangible assets as of December 31, 2020, is as follows (in thousands):

Years Ending December 31,
2021	$79,986
2022	78,374
2023	78,375
2024	78,330
2025	78,195
Thereafter	370,199

Total	$763,459

The estimated future amortization of intangible assets as of March 31, 2021, is as follows (in thousands):

Years Ending December 31,
2021 (remaining nine months)	$70,112
2022	92,042
2023	92,042
2024	91,997
2025	91,862
Thereafter	431,614

Total	$869,669

10. ACCRUED EXPENSES

The following table presents the detail of accrued expenses (in thousands):

	December 31,		March 31, 2021
	2019	2020
			(unaudited)
Accrued compensation	$21,131	$29,345	$17,496
Accrued interest	11,716	2,779	3,527
Accrued taxes	7,256	3,517	2,686
Other accrued expenses	11,896	18,057	24,742

Total accrued expenses	$51,999	$53,698	$48,451

11. LONG-TERM DEBT AND REVOLVING CREDIT AGREEMENT

Long-Term Debt—The following table presents the outstanding long-term debt (in thousands):

	December 31,		March 31, 2021
	2019	2020
			(Unaudited)
Total outstanding principal—First Lien	$767,250	$759,500	$757,563
Total outstanding principal—Incremental Facility	70,000	69,475	69,300
Total outstanding principal—Second Lien	365,000	365,000	365,000
Total outstanding principal—Bridge Loan	—	—	320,000

Total outstanding principal	1,202,250	1,193,975	1,511,863

Less current portion of long-term debt	(8,275)	(8,450)	(8,450)
Less unamortized debt discount	(5,922)	(4,941)	(4,700)
Less unamortized debt issuance costs	(24,391)	(20,258)	(23,656)

Total long-term debt—net	$1,163,662	$1,160,326	$1,475,057

First Lien Credit Agreement (“First Lien”)

On August 1, 2018, the Company entered into a loan agreement with a consortium of lenders which provided $775.0 million of term loans. The First Lien was issued at a discount of $1.9 million which was deducted from the carrying amount. The Company is amortizing the discount over the term using the effective interest method.

Debt issuance costs of $18.7 million were recorded as a reduction to the face amount of the First Lien. The principal amounts of the initial term loans are payable on the last business day of each

March, June, September, and December commencing on March 31, 2019, in an amount equal to 0.25% of the amount outstanding on the August 1, 2018, closing date. The First Lien matures on the seventh anniversary of the closing date, or July 31, 2025.

The interest rate for Eurocurrency loans under the First Lien is the rate per annum equal to the London InterBank Offered Rate (LIBOR), as administered by the Intercontinental Exchange (ICE) Benchmark Administration for deposits in dollar, plus the applicable margin. The applicable margin is 3.25% per annum in the case of Eurocurrency loans. The interest rate for the First Lien as of December 31, 2019 and 2020 and March 31, 2021 (unaudited) was 4.89%, 3.40%, and 3.36%, respectively.

The First Lien is collateralized by certain assets and property of the Company.

Second Lien Credit Agreement (“Second Lien”)

On August 1, 2018, the Company entered into a loan agreement with a consortium of lenders which provided $365.0 million of term loans. The Second Lien was issued at a discount of $3.7 million which was deducted from the carrying amount. The Company is amortizing the discount over the term using the effective interest method.

Debt issuance costs of $11.0 million were deducted from face amount of the Second Lien. The principal amounts of the term loans are payable on the maturity date which is the eighth anniversary of the closing date, or July 31, 2026.

The interest rate for the Eurocurrency component of the Second Lien is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, plus the applicable margin (Eurocurrency Rate). The applicable margin is 6.75% per annum in the case of Eurocurrency loans. The interest rate for the Second Lien as of December 31, 2019 and 2020 and March 31, 2021 (unaudited) was 8.64%, 6.90%, and 6.86%, respectively.

The Second Lien is collateralized by certain assets and property of the Company on a junior basis to the First Lien and the Incremental Facility described below.

Incremental Term Facility Amendment No. 1 (“Incremental Facility”)

On November 22, 2019, the Company entered into an incremental loan agreement to the First Lien which provided for $70.0 million of incremental first lien term loans. The Incremental Facility was issued at a discount of $1.4 million which was deducted from the carrying amount. The Company is amortizing the discount over the term using the effective interest method.

Debt issuance costs of $0.5 million were deducted from face amount of the Incremental Facility. The principal amounts of the Incremental Facility are payable on the last business day of each March, June, September, and December commencing on June 30, 2020, in an amount equal to 0.25% of the amount outstanding on November 22, 2019, the close date. The Incremental Facility matures on the maturity date of the First Lien, or July 31, 2025.

The interest rate for Eurocurrency loans under the Incremental Facility is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, with a floor of 1.00%, plus the applicable margin. The applicable margin is 4.50% per annum in the case of Eurocurrency loans. The interest rate for the Incremental Facility as of December 31, 2019 and 2020 and March 31, 2021 (unaudited) was 6.37%, 5.50%, and 5.50%, respectively.

The Incremental Facility is collateralized by certain assets and property of the Company on a pari passu basis with the First Lien.

Bridge Loan Credit Agreement (the “Bridge Loan”) (Unaudited)

On March 3, 2021, the Company entered into the Bridge Loan Credit Agreement for an aggregate principal amount of $320.0 million in connection with its Hobsons acquisition. The Company incurred $0.5 million of issuance fees paid to third parties and $4.8 million in fees paid to lenders. The Bridge Loan matures on August 31, 2022.

The interest rate for Eurocurrency loans is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, plus the applicable margin. The initial margin is 3.00% per annum in the case of Eurocurrency loans. The interest rate for the Bridge Loan as of March 31, 2021 (unaudited) was 3.12%.

The Bridge Loan is collateralized by certain assets and property of the Company.

Maturities on long-term debt as of March 31, 2021 are as follows (in thousands):

Years Ending December 31,
2021 (remaining nine months)	$6,338
2022	328,450
2023	8,450
2024	8,450
2025	795,175
Thereafter	365,000

Total	$1,511,863

Revolving Credit Agreement—On August 1, 2018, the Company entered into a Revolving Credit Agreement allowing the Company to borrow from time to time. On November 25, 2020, the Company amended its Revolving Credit Agreement to increase its borrowing capacity by $60.0 million to $180.0 million. On March 30, 2021 (unaudited), the Company further amended its Revolving Credit Agreement to increase its borrowing capacity, effective upon consummation of the initial public offering, by $109.0 million to $289.0 million. Pricing and other terms and conditions of the Revolving Credit Agreement remain unchanged (unaudited).

Under the terms of the agreement, the Company was permitted to borrow up to $120.0 million, $180.0 million, and $180.0 million, as of December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively. Issuance costs were $2.7 million. The interest rate is the rate per annum equal to the LIBOR, as administered by the ICE for deposits in dollars plus the applicable margin. The applicable margin is 3.25% per annum.

During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 (unaudited), the Company borrowed $50.0 million, $101.0 million, and $45.0 million on the Revolving Credit Agreement, respectively. As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), $0.0 million, $40.0 million, and $85.0 million, respectively, was outstanding. We are also required to pay a commitment fee on the unused portion of the Revolving Credit Agreement of 0.50% per annum, payable quarterly in arrears.

The Revolving Credit Agreement requires the Company to maintain a First Lien Net Leverage Ratio (as defined therein) of not more than 7.75 to 1.00 if the Company has an outstanding balance on the Revolving Credit Agreement of greater than 35% of the borrowing capacity (excluding certain letters of credit) at a quarter end. As of December 31, 2019, the Company had no outstanding balance under the Revolving Credit Facility. As of December 31, 2020, the Company had $40.0 million outstanding which is less than 35% of the borrowing capacity. As of March 31, 2021 (unaudited), the Company had $85.0 million outstanding which is greater than 35% of the borrowing capacity however, the First Lien Net Leverage Ratio was 5.49 to 1.00.

12. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office and datacenter facilities under non-cancelable operating leases that expire at various times through 2026. The Company is also responsible for certain real estate taxes, utilities, and maintenance costs on its office facilities. The Company’s gross amount of assets recorded and future minimum lease payments due under capital leases was not material for the years ended December 31, 2019 and 2020 or the three months ended March 31, 2021 (unaudited). Rent expense was $5.9 million, $8.0 million, $2.1 million, and $2.0 million for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively, and was recorded in the consolidated statements of operations and comprehensive loss.

Future minimum lease payments under noncancelable operating lease agreements as of December 31, 2020 are as follows (in thousands):

Years Ending December 31,
2021	$7,949
2022	5,883
2023	3,125
2024	2,251
2025	941
Thereafter	225

Total	$20,374

Future minimum lease payments under noncancelable operating lease agreements as of March 31, 2021 are as follows (in thousands):

Years Ending December 31,
2021 (remaining 9 months)	$6,725
2022	5,909
2023	3,134
2024	2,251
2025	941
Thereafter	225

Total	$19,185

Sale-leaseback Transactions

In October 2019, the Company entered into a sale-leaseback arrangement for one of its facilities, under which the Company sold the property at below-market value, and subsequently leased back the property at a below-market rent. Due to the existence of a prohibited form of continuing involvement, this transaction did not qualify for sale-leaseback accounting and as a result has been accounted for as a financing transaction under lease accounting standards. Under the financing method, until the related lease is terminated, the assets will remain on its balance sheets, and proceeds received from the sale are reported as financing obligations. As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), the balance of the remaining financing obligations was $4.5 million. At the end of the leaseback period, or when continuing involvement under the leaseback agreement ends, this transaction will be reported as a noncash sale and extinguishment of financing obligations, and the difference between the then net book value of the properties and the unamortized balance of the financing obligations will be recognized as a gain.

Self-Insured Health Plan

The Company is generally self-insured for losses and liabilities related to health benefits. The estimated liability for incurred, but not reported, medical claims at December 31, 2019 and 2020 and March 31, 2021 (unaudited), is $1.1 million, $1.5 million, and $1.9 million, respectively.

Indemnification

The Company enters into indemnification arrangements within customer contracts as part of the ordinary course of its business. Under the Company’s standard contractual terms, these arrangements typically consist of the Company agreeing to indemnify, hold harmless and reimburse the indemnified customer(s) for losses suffered or incurred directly, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification agreements is generally concurrent with the term of the contract, but in some cases, may survive the expiration or termination of the underlying contract. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company carries Directors and Officers insurance policies pursuant to the Company’s certificate of formation, bylaws, and applicable Delaware law.

Legal Proceedings

From time to time, the Company is involved in disputes, litigation, and other legal actions. The Company records a charge equal to at least the minimum estimated liability for a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements, and (ii) the range of loss can be reasonably estimated. As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), there were no reserves for estimated legal obligations.

13. MEMBERS’ CAPITAL

The membership interest of the Company is 100% owned by its parent entity. During the year ended December 31, 2019, the Company received $93.0 million, in contributions from its ultimate parent in conjunction with various acquisitions made by the Company in the respective periods. There were no additional contributions received by the Company for the year ended December 31, 2020 or the three months ended March 31, 2021 (unaudited).

14. UNIT-BASED COMPENSATION

The Company has approved an equity incentive plan for purposes of retaining and incentivizing certain employees of the Company. Up to 37,999,757 award units are authorized to be issued. If a liquidity event occurs, holders of vested awards begin sharing in the proceeds of the liquidity event once the total amount distributed to early investors reach specified liquidation thresholds. Any excess is distributed pro rata among the investment group and the unitholders. Unitholders do not have to exercise the award or pay any consideration to participate in pro rata distributions. The Company’s parent entity is required to settle any vested awards upon a liquidity event as all awards represent profits interests in that entity. Under no circumstances is the Company obligated to reimburse its parent entity for any required payments made to holders of vested awards.

Management Incentive Units (MIU)

The Company provides for the granting of MIUs. MIUs are designed as profits interests, which entitle a holder to receive distributions in excess of a specific participation threshold, subject to the provisions of the agreement with its parent entity. The participation threshold is set at the time of grant and typically reflects the fair value of the Company at the date of grant. MIUs granted consist of a combination of time-based units (approximately 60% of the total as of December 31, 2020), which vest over a four-year period and performance-based units based on the equity value of the Company if a liquidity event occurs (approximately 40% of the total as of December 31, 2020). In the three months ended March 31, 2021, there have been no additional MIU grants. The performance condition occurs upon the date on which a certain equity return multiple has been met, provided that the employee is and has been continuously employed. All MIUs with a performance condition that are net vested shall terminate on (i) the first date following an IPO on which the Investor Group beneficially owns, in the aggregate, less than twenty five percent (25%) of the total number of Equity Securities that were owned by the Investor Group on the date of the IPO and (ii) the date on which a Sale of the Company occurs.

The Company recognizes compensation expense for time-based units on a straight-line basis over the respective requisite service periods of the awards. For performance-based units, where vesting is contingent upon both a service and a performance condition, compensation expense is recognized over the respective requisite service period of the award when achievement of the performance condition is considered probable. As the performance-based vesting condition is not deemed probable, no expense has been recorded as of December 31, 2019 and 2020 or March 31, 2021 (unaudited). In the event the employee is terminated, the Company may, at its option, repurchase the MIUs under the terms of the agreement with its parent entity. Vested MIUs have no expiration date.

MIU activity for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 (unaudited) is as follows:

	Number of Underlying Units	Weighted- Average Grant-Date Fair Value
Outstanding—January 1, 2019	28,997,666	$1.27
Units granted	2,210,831	1.36
Units canceled	(2,306,110)	1.27
Outstanding—December 31, 2019	28,902,387	1.28
Units granted	2,402,027	0.92
Units canceled	(3,161,164)	1.27
Outstanding—December 31, 2020	28,143,250	1.25

Units granted	—	—
Units canceled	(83,215)	1.28

Outstanding—March 31, 2021 (unaudited)	28,060,035	1.26

Vested—December 31, 2019	6,158,239	1.27
Vested—December 31, 2020	9,069,112	1.28
Vested—March 31, 2021 (unaudited)	10,074,382	1.27

Units cancelled during the fiscal year-ended December 31, 2020 include a $1.0 million repurchase of management incentive units from former PowerSchool employees. The aggregate intrinsic value of the outstanding MIUs at December 31, 2019 and 2020 and March 31, 2021 (unaudited) is approximately $13.2 million, $139.1 million, and $141.4 million, respectively.

The Company uses the Black-Scholes option-pricing model to determine the fair value of the MIUs. The determination of the fair value using the Black-Scholes option-pricing model is affected by the Company’s estimated common unit price, as well as by assumptions regarding several complex and subjective variables. These variables include the Company’s expected unit price volatility over the term of the MIU, expected dividend yield, risk-free interest rates, and expected term.

The fair value of MIUs granted during the year was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)
Volatility	45.0%	45.0%	45%	—
Expected dividend yield	—%	—%	—%	—
Risk-free rate	2.53%	1.56%	1.56%	—
Expected term (in years)	4.0 years	1.5 years	1.5 years	—
Fair value of underlying unit	$1.28 - $1.44	$0.92 - $1.04	$0.98 - $1.04	—

The assumptions and estimates were determined as follows:

Fair value of units - As the Company’s participating units are not publicly traded, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists.

Expected volatility - The Company performed an analysis using the average historical volatilities of a peer group of representative unrelated public companies with sufficient trading history over the expected term to develop an expected volatility assumption.

Expected term - The expected term is the estimated holding period of the MIUs established based on the Company’s expectations of the time to a liquidity event.

Risk-free interest rate - The risk-free interest rate for the expected term of the MIU is based on the U.S. Treasury yield curve whose term is consistent with the expected life of the MIU at the time of grant.

Expected dividend yield - The Company has never declared or paid cash dividends and does not presently plan to pay cash dividends, as such, the expected dividend yield was zero.

The following table presents the classification of MIU-based compensation related to MIUs in the Company’s accompanying consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(Unaudited)
Cost of revenue
Subscription and support	$67	$66	16	10
Service	285	293	64	71
Research and development	1,009	969	243	238
Selling, general, and administrative	4,471	4,264	1,088	1,045

Total MIU-based compensation	$5,832	$5,592	1,411	1,364

The total future compensation cost related to unvested units is $9.5 million, which is expected to be recognized over a weighted-average period of 1.5 years as of December 31, 2020.

As of March 31, 2021 (unaudited), the total future compensation cost related to unvested units is $8.1 million, which is expected to be recognized over a weighted-average period of 1.4 years.

Participating Units

On August 1, 2020, the Company’s board of directors approved to grant a total of 39,688 participating units to a Board Member at $6.08 per share, which was the fair value of the Company’s participating units on the date of grant. On August 1, 2019, the Company’s board of directors approved to grant a total of 37,058 participating units to a Board Member at $4.46 per share, which is the fair value of the Company’s participating units on the date of grant. The participating unit grants are time-based units and vest on the first anniversary of the grant date. Compensation expense of $0.2 million was recorded related to these grants for the years ended December 31, 2019 and 2020. As of March 31, 2020 (unaudited) and 2021 (unaudited) compensation expense of less than $0.1 million and $0.1 million, respectively, was recorded related to these grants. The expense is included in selling, general, and administrative expense.

Long-Term Incentive Plan (LTIP)

On August 1, 2018, the Company approved a Long-Term Incentive Plan that granted incentives to key members of management. The incentives are payable in cash and vest only when a qualified event has occurred, including sale of at least 50% of the investors’ equity interest or upon an initial public offering only if the aggregate shares sold in the public offering represent at least 50% of the investors’ equity interest, and a certain equity return multiple has been met with respect to the LTIP provided that the employee is and has been continuously employed. No compensation expense was recorded related to these LTIPs for the years ended December 31, 2019 and 2020, or the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), as the performance based vesting provisions were not probable at this time. The aggregate intrinsic value of the outstanding LTIP at December 31, 2019 and 2020 and March 31, 2021 (unaudited), is $0.7 million, $10.7 million, and $10.9 million, respectively.

15. INCOME TAXES

The components of loss before provision for income taxes were as follows (in thousands):

	Year Ended December 31, 2019	Year Ended December 31, 2020
United States	$(100,544)	$(54,610)
Foreign	7,163	8,001

Loss before provision for income taxes	$(93,381)	$(46,609)

The components of loss before provision for income taxes were as follows (in thousands):

	Year Ended December 31, 2019	Year Ended December 31, 2020
Current:
Federal	$—	$—
State	13	89
Foreign	2,538	1,844

Total current tax	2,551	1,933

	Year Ended December 31, 2019	Year Ended December 31, 2020
Deferred:
Federal	(4,569)	(1,062)
State	—	(324)
Foreign	(634)	(508)

Total deferred tax	(5,203)	(1,894)

Total provision for income taxes	$(2,652)	$39

A reconciliation of the income tax provision (benefit) at the U.S. federal statutory rate to the provision for income taxes is as follows:

	As of December 31,
	2019	2020
U.S federal statutory rate	21.00%	21.00%
Earnings Not Subject to Tax	(0.20)	(5.83)
State tax expense, net of federal benefit	(0.44)	(0.95)
Foreign earnings taxed at different rate	(16.90)	0.74
Change in valuation allowance	(0.62)	(15.03)

Effective tax rate	2.84%	(0.08)%

The Company is primarily treated as a partnership for U.S. federal and state purposes, and thus does not pay income tax. The Company’s tax expense (benefit) for fiscal years 2019 and 2020 is primarily driven by the pre-tax income (or loss) of its foreign and domestic subsidiaries which are taxed as corporations in their respective jurisdictions. The Company’s tax benefit for fiscal year 2019 includes $1.9 million of foreign tax expense primarily related to its Canadian subsidiaries offset by a tax benefit of $4.5 million related to its domestic subsidiaries. The Company’s tax expense for fiscal year 2020 includes $1.3 million of foreign income tax expense primarily related to its Canadian subsidiaries and a tax benefit of $1.1 million related to its domestic subsidiaries.

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set forth below (in thousands):

	2019	2020
Deferred tax assets:
Accruals and reserves	$247	$295
Depreciation and amortization	22	11
Charitable contribution	20	20
Net operating loss and credit carryforwards	31,366	43,132
Tax credits	428	428
Interest expense	7,223	11,118

Total gross deferred tax assets	39,306	55,004
Less valuation allowance	(1,908)	(17,733)

Total net deferred tax assets	37,398	37,271

Deferred tax liabilities:
Goodwill	(2,013)	(3,318)
Deferred revenue
Depreciation and amortization	(45,568)	(40,436)

Total gross deferred tax liabilities	(47,581)	(43,754)

Net deferred tax liability	$(10,183)	$(6,483)

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assess its ability to realize its deferred tax assets and establishes a valuation allowance if it is more likely than not that all, or some portion, of its deferred tax assets will not be realized in the future. The Company weighs all available positive and negative evidence, including our earnings history and results of current operations, scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. Due to the weight of objectively verifiable negative evidence, including its history of losses, the Company believes that it is more likely than not that U.S. federal deferred tax assets related to certain subsidiaries will not be realized as of December 31, 2019 and 2020, and as such, the Company has recorded a valuation allowance against such deferred tax assets. During 2020 the valuation allowance increased by $15.8 million primarily due to the increase in the net operating loss.

The Company has net operating loss carryforwards for U.S federal, state, and foreign of $145.8 million, $12.0 million, and $1.5 million as of December 31, 2019 and $201.8 million, $12.4 million, and $1.5 million as of December 31, 2020, respectively. The net operating loss carryforwards are available to offset future taxable income which expire in varying amounts beginning in 2026 for federal credit carryforwards, 2035 for state credit carryforwards, and 2025 for Canada credit carryforwards. The Company also has foreign research credit carryforwards of which $0.4 million will begin to expire in 2021.

Federal and state tax laws impose restrictions on the utilization of net operating loss and research and development credit carryforwards in the event of a change in ownership of the Company as defined by the Internal Revenue Code, Sections 382 and 383. Under Section 382 and 383 of the Code, substantial changes in its ownership may limit the amount of net operating loss and research and development credit carryforwards that are available to offset taxable income. The annual limitation would not automatically result in the loss of net operating loss or research and development credit carryforwards but may limit the amount available in any given future period.

The Company is subject to income tax in Canada, India and in the United States. The 2017 through 2019 tax years are open to examination by the taxing jurisdictions in which the company is subject to income taxes. In addition, certain acquired loss, credit, and basis carryforwards are open to examination by the taxing authorities beginning in 2001.

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits, excluding accrued net interest and penalties, is as follows (in thousands):

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Gross unrecognized income tax benefits - beginning balance	$—	$—
Increase related to tax positions taken during the current year	—	—
Decrease related to tax positions taken during prior years	—	—
Increase related to tax positions taken during the prior years	—	—
Decrease related to tax positions taken during the current year	—	—
Gross increases related to acquired positions	—	1,403

Gross unrecognized income tax benefits - ending balance	$—	$1,403

As of December 31, 2019 and 2020, the Company had unrecognized tax benefits of $0.0 million and $1.4 million, respectively, of which $0.0 million and $1.4 million would affect the effective tax rate if recognized. The unrecognized tax benefits arising in 2020 are related to prior positions taken by Hoonuit which was acquired during the reporting period. The Company recognizes interest and penalties related to its unrecognized tax benefits within its provision for income taxes. The amount of interest and penalties accrued related to the Company’s unrecognized tax benefits are not material to the consolidated financial statements.

The Company believes that adequate amounts have been reserved in accordance with ASC 740 for any adjustments to the provision for income taxes or other tax items that may ultimately result from examinations. The timing of the resolution, settlement, and closure of any audits is highly uncertain, and it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. Given the number of years remaining that are subject to examination, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. If the taxing authorities prevail in the assessment of additional tax due, the assessed tax, interest, and penalties, if any, could have a material adverse impact on our financial position, results of operations, or cash flows.

Three Months Ended March 31, 2020 (unaudited) and 2021 (unaudited)

For the three months ended March 31, 2020, the Company recorded an insignificant income tax benefit. For the three months ended March 31, 2021, the Company recorded an income tax benefit of $15.7 million. The effective tax rate was 0.1% and 103.2% for the three months ended March 31, 2020 and 2021, respectively.

The variations between the Company’s estimated effective tax rate and the U.S. statutory rate in the three months ended March 31, 2021 is primarily due to a valuation allowance release as a result of the business combination completed during the period. The acquisition resulted in the recognition of a net deferred tax liability, which is as a source of future taxable income to realize a portion of the Company’s existing deferred tax assets. As such, a portion of the valuation allowance was released resulting in an income tax benefit of $13.2 million.

As of March 31, 2021, the Company had gross unrecognized tax benefits of $1.5 million, all of which, if recognized, would impact the effective tax rate. The amount of interest and penalties accrued related to the Company’s unrecognized tax benefits are not material to the consolidated financial statements.

16. RELATED-PARTY TRANSACTIONS

The Company has entered into arrangements with Vista Equity Partners for certain services, and the Vista Consulting Group for management consulting, systems implementation, and manpower support. These services were provided on a time and material basis and were generally related to integration of the various companies acquired by the Company. Total costs of these related party services were $1.1 million, $0.7 million, $0.2 million, and $0.0 million, for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively. The Company has also entered into arrangements with Onex Partners Manager LP for general management services, acquisition advisory, and treasury services. Total costs of these related-party services were less than $0.2 million, $0.1 million, $0.1 million, and $0.0 million, for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively. Amounts due to Vista and Onex entities were less than $0.6 million, $0.1 million, and $0.0 million, as of December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively, and are included in accounts payable and accrued liabilities in the consolidated balance sheet.

The Company also purchased services from entities that share common ownership with Vista. The cost was $1.7 million, $2.8 million, $0.4 million, and $0.3 million for all other services purchased from entities with common ownership for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively. Substantially all of the Vista services are included in selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss. Amounts due to entities that share common ownership were $0.6 million, $1.2 million, and less than $0.1 million, as of December 31, 2019 and 2020 and March 31, 2021 (unaudited) and are included in account payables and accrued liabilities in the consolidated balance sheet. There were no sales or outstanding accounts receivable arising from this agreement in fiscal year 2019 or 2020 or for the quarter ended March 31, 2021 (unaudited).

Unaudited

On March 3, 2021, the Company entered into a strategic partnership with EAB, a portfolio company of Vista, by executing a Reseller Agreement (the “Agreement”). Pursuant to the Agreement, EAB will serve as, among other terms, the exclusive reseller of the Intersect product in the United States and Canada. The Agreement has a ten-year term and includes annual minimum revenue commitments from EAB. The commitment amount for the first 12-month period was $32.4 million, and will increase upon the anniversary of the Agreement. The Agreement also contains penalty clauses if those commitments are not met so long as the Company maintains certain service level agreements. The Company may begin to revoke its exclusivity with EAB after the fourth year of the Agreement or cancel the partnership upon material breach of the contract. Under the terms of the Agreement, the Company pays a fee to EAB for selling products on the Company’s behalf. The Company recognized $0.8 million in selling, general, and administrative expense for fees owed to EAB under the Arrangement for the three months ended March 31, 2021.

On March 3, 2021, the Company entered into a Transition Service Agreement (“TSA”) with EAB for a period of 18 months. Pursuant to the TSA, the Company will provide certain administrative and other services including cloud hosting, business systems, general information technology, accounting, sales and marketing to support the standalone operation of the Starfish solution, which was separately acquired by EAB. The Company invoices EAB on a monthly basis for these agreed upon services. Additionally, the Company may cross charge EAB for direct expenses incurred by us on EAB’s behalf and collect cash from customers to be remitted to EAB. Amounts owed from and to EAB may be settled on a net basis due to the existing contractual right to offset within the agreement. As of March 31, 2021, the Company had a net amount receivable of $0.5 million. This amount was recorded in prepaid expenses and other current assets in the consolidated balance sheet.

On March 3, 2021 the Company entered into an agreement with EAB to provide Starfish employees access to the Company’s office facilities for a period of one year (“Access and Use Agreement”). Under the terms of the Use and Access Agreement, EAB must pay the Company a one-time upfront fee of $1.0 million, which was recognized as a receivable and corresponding liability for the three months ended March 31, 2021. The fee will be recognized as a credit to our rent expense over the term of the agreement in selling, general and administrative expense line item on our consolidated statement of operations. The impact of the Use and Access Agreement on our consolidated statement of operations for the three months ended March 31, 2021 was not material.

17. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan—The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code (“401(k) Plan”) covering all full-time employees who meet certain eligibility requirements. Eligible employees may defer a percentage of their pretax compensation, up to the annual maximum allowed by the Internal Revenue Service. Under the 401(k) Plan, the Company matches a portion of the employee contributions up to a defined maximum. The Company made matching contributions for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021 (unaudited), of $5.7 million, $7.3 million, and $2.0 million, respectively.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the consolidated balance sheets date through March 17, 2021, the date at which the consolidated financial statements were available to be issued.

On February 11, 2021, the Company borrowed $15.0 million on the Revolving Credit Agreement. Pricing and other terms and conditions of the Revolving Credit Agreement remain unchanged.

On March 3, 2021, DMGT US, Inc. (“DMGT” or “Seller”), Hobsons, Inc. (“Hobsons”), and the Company entered into a stock purchase agreement, to acquire all outstanding shares of Hobsons common stock. As part of the agreement, the Company acquired Hobsons’ Naviance and Intersect Solutions. Naviance is a college, career and life readiness solution used by students across the U.S. helping schools and districts assess and develop students’ interests and competencies to best prepare them for life after high school. Intersect is an innovative admissions solution connecting students within the Naviance solution to their best-fit higher education opportunities. Total aggregate preliminary purchase price consisted of approximately $318.9 million in cash.

As part of the agreement, we entered into the Bridge Loan Credit Agreement (the “Bridge Loan”) for an aggregate principal amount of $320.0 million. The Bridge Loan matures on August 31, 2022. The interest rate for Eurocurrency loans is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, plus the applicable margin. The initial margin is 3.00% per annum in the case of Eurocurrency loans. The Bridge Loan is collateralized by certain assets and property of the Company.

Concurrently with the close of the transaction, the Company entered into a strategic partnership with EAB Global, Inc. (“EAB”) to be the exclusive provider of the Intersect student recruitment platform in a defined territory on the Company’s behalf. EAB works with colleges and universities on enrollment management, student success, and institutional operations and strategy and will use their expertise in higher education to sell, service, and support the Intersect platform. Finally, as EAB separately acquired the Starfish solution from the Seller, the Company agreed to support EAB under a transition services agreement whereby the Company temporarily provides marketing and sales enablement support to EAB for the Starfish solution.

The acquisition of Hobsons will be accounted in accordance with ASC Topic 805, “Business Combinations”. Due to the proximity of the acquisition date to the Company’s filing of Form S-1 including the financial statements for the year ended December 31, 2020, the initial accounting for the Hobsons business combination is incomplete, and therefore the Company is unable to disclose certain information required by ASC 805, Business Combinations, including the provisional amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed and goodwill.

On March 9, 2021, the Company borrowed $10.0 million on the Revolving Credit Agreement. Pricing and other terms and conditions of the Revolving Credit Agreement remain unchanged.

19. SUBSEQUENT EVENTS (UNAUDITED)

In preparing the unaudited interim consolidated financial statements as of and for the three months ended March 31, 2021, we have evaluated subsequent events from the consolidated balance sheet date through June 2, 2021, the date on which the unaudited interim consolidated financial statements were available to be issued.

On April 28, 2021, the Company borrowed $10.0 million on the Revolving Credit Agreement. Pricing and other terms and conditions of the Revolving Credit Agreement remain unchanged.

******

Predictive Early Warning / RTI
ESSA & Accountability
Finance & HR Insights
Community Engagement
Unified Insights™
Powered by Hoonuit
Enrollment & Location Analytics
Student Analytics & Engagement
Finance | HR | Payroll
Unified Administration™
Recruit | Hire | Onboard | Develop
Absence Management
Unified Talent™
Unified Communities
Naviance | Intersect
Job Board | Partnerships
Unified Home™
Mobile | Parent Portal
Student Portal
Unified Classroom™
Schoology Learning | Special Programs
Performance Matters Assessment
PowerSchool
Student Information Systems and Enrollment

Product, feature, and functionality availability may vary by geography.

**From the office to the classroom to the home, PowerSchool gives educators and students the unified technology to unlock potential.**

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.

Amount to be Paid
SEC registration fee		$10,910
FINRA filing fee		$15,500
NYSE listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

On December 7, 2020, PowerSchool Holdings, Inc. issued 1,000 shares of its Class A common stock to Holdings, LLC for $10.00. The issuance of such shares of Class A common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Unit Financings

In August 2018, we sold an aggregate of $1.74 billion of Units of Severin Topco, LLC at a purchase price of $4.01 per Unit to our Principal Stockholders.

In November 2019, we sold an aggregate of $77.22 million of Units of Severin Topco, LLC at a purchase price of $4.33 per Unit to our Principal Stockholders.

Rollovers

In connection with our Principal Stockholders’ acquisition of Severin Topco, LLC, certain equityholders of Severin Topco, LLC, including certain employees and officers were offered the opportunity to exchange Management Incentive Units of Severin Topco, LLC for Units of Severin Topco, LLC. As a result, in August 2018 certain employees and officers received an aggregate of $9.75 million in Units of Severin Topco, LLC at a price of $4.01 per Unit.

Option and Unit Issuances

From August 1, 2018 through the date of this registration statement, we have granted under our Equity Plan 20,283,695 Management Incentive Units to employees, consultants, and directors that are time vesting.

From August 1, 2018 through the date of this registration statement, we have granted under our Equity Plan 11,599,080 Management Incentive Units to employees, consultants, and directors that are performance vesting and have participation thresholds of $1,812,501,900.

From January 31, 2020 through the date of this registration statement, we have granted under our Equity Plan 933,174 Management Incentive Units to employees, consultants, and directors that are performance vesting and have participation thresholds of $2,052,864,000.

From August 31, 2020 through the date of this registration statement, we have granted under our Equity Plan 911,970 Management Incentive Units to employees, consultants, and directors that are performance vesting and have participation thresholds of $1,843,974,000.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution.

The offer and sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipient of the above securities represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. The recipient had adequate access to information about us. The sale of these securities was made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

(i)	Exhibits

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Certificate of Incorporation of PowerSchool Holdings, Inc., as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation of PowerSchool Holdings, Inc. to be in effect at or prior to the consummation of this offering

3.3**	Bylaws of PowerSchool Holdings, Inc., as currently in effect

3.4**	Form of Amended and Restated Bylaws of PowerSchool Holdings, Inc. to be in effect upon the closing of this offering

4.1**	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1+	PowerSchool Holdings, Inc. 2021 Omnibus Incentive Plan

10.2**	Form of Tax Receivable Agreement

10.3**	Form of Exchange Agreement

10.4**	Form of Amended and Restated Operating Agreement of Holdings LLC

10.5**	Form of Director and Officer Indemnification Agreement

10.6**	First Lien Credit Agreement, dated August 1, 2018, by and among Severin Acquisition, LLC, certain of its subsidiaries, various Lenders party thereto, Barclays Bank PLC as Administrative Agent

10.6.1**	Incremental Amendment No. 1 to the First Lien Credit Agreement, dated November 22, 2019, by and among Severin Acquisition, LLC, certain of its subsidiaries, and the Lenders party thereto

10.6.2**	Incremental Amendment Number 2 to the First Lien Credit Agreement, dated November 25, 2020, by and among Severin Acquisition, LLC, certain of its subsidiaries, and the Lenders party thereto

10.6.3**	Incremental Amendment Number 3 to the First Lien Credit Agreement, dated March 30, 2021, by and among Severin Acquisition, LLC, certain of its subsidiaries, and the Lenders party thereto

10.7**	Second Lien Credit Agreement, dated August 1, 2018, by and among Severin Holdings, LLC, Severin Acquisition, LLC, certain of their subsidiaries, and the Lenders party thereto

10.8**	Bridge Loan Credit Agreement, dated March 3, 2021, by and among Severin Holdings, Severin Acquisition, LLC, certain of its subsidiaries, and the Lender parties thereto

10.9**	Lease Agreement, dated as of October 8, 2015, between Parkshore Partners, LLC and PowerSchool Group LLC, as amended.

10.10+	Form of Restricted Share Award Agreement

10.11+	Form of RSU Award Agreement

10.12+	Form of Option Award Agreement

10.13**	Stockholders Agreement

10.14+**	Letter Agreement, dated as of August 1, 2018, between PowerSchool Group LLC and Hardeep Gulati

10.15+**	Letter Agreement, dated as of March 18, 2020, between PowerSchool Group LLC and Eric Shander

Exhibit Number	Description

10.16+**	Letter Agreement, dated as of March 1, 2016, between PowerSchool Group LLC and Marcy Daniel

10.17+	Letter Agreement, dated as of November 8, 2015, between PowerSchool Group LLC and Maulik Datanwala

10.18+**	Letter Agreement, dated as of December 8, 2017, between PowerSchool Group LLC and Devendra Singh

10.19+**	Letter Agreement, dated as of July 8, 2019, between PowerSchool Group LLC and Craig R. Greenseid

10.20+**	Letter Agreement, dated as of May 11, 2017, between PowerSchool Group LLC and Anthony Miller

21.1**	List of subsidiaries of PowerSchool Holdings, Inc.

23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm, as to PowerSchool Holdings, Inc.

23.2	Consent of Deloitte & Touche LLP, an independent registered public accounting firm, as to Severin Holdings, LLC

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.4**	Consent of Frost & Sullivan

24.1**	Powers of Attorney (included on signature page)

99.1**	Consent of David Armstrong

99.2**	Consent of Laurence Goldberg

99.3**	Consent of Betty Hung

99.4**	Consent of Ronald McCray

99.5**	Consent of Amy McIntosh

99.6**	Consent of Maneet S. Saroya

99.7**	Consent of Gwen Reinke

*	Indicates to be filed by amendment.
**	Previously filed.
+	Indicates a management contract or compensatory plan or agreement.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Folsom, State of California, on June 23, 2021.

PowerSchool Holdings, Inc.

By:	/s/ Hardeep Gulati
Name:	Hardeep Gulati
Title:	Chief Executive Officer

***

POWER OF ATTORNEY

The undersigned directors and officers of PowerSchool Holdings, Inc. hereby appoint each of Hardeep Gulati and Eric Shander, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hardeep Gulati	Chief Executive Officer and Director	June 23, 2021
Hardeep Gulati	(Principal Executive Officer)

/s/ Eric Shander	Chief Financial Officer (Principal	June 23, 2021
Eric Shander	Financial Officer)

/s/ Angelina Hendraka	Chief Accounting Officer	June 23, 2021
Angelina Hendraka	(Principal Accounting Officer)